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As filed with the Securities and Exchange Commission on October 22, 2004

Registration No. 333-118141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
To
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

U.S. SHIPPING PARTNERS L.P.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	4400 (Primary Standard Industrial Classification Code Number)	20-1447743 (I.R.S. Employer Identification Number)
399 Thornall Street, 8th Floor Edison, New Jersey 08837 (732) 635-1500 (Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

Paul B. Gridley
U.S. Shipping Partners L.P.
399 Thornall Street, 8th Floor
Edison, New Jersey 08837
(732) 635-1500
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:
Mike Rosenwasser, Esq. Catherine S. Gallagher, Esq. Vinson & Elkins L.L.P. 666 Fifth Avenue New York, New York 10103 (212) 237-0000	G. Michael O'Leary, Esq. William J. Cooper, Esq. Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 (713) 220-4200	Paul Jacobs, Esq. Roy L. Goldman, Esq. Fulbright & Jaworski L.L.P. 666 Fifth Avenue New York, New York 10103 (212) 318-3000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common units representing limited partnership interests	$155,724,257	$19,731

(1)
Includes common units issuable upon exercise of the underwriters' over-allotment option.
(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
(3)
Previously paid.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated October 22, 2004

P R O S P E C T U S

U.S. Shipping Partners L.P. 6,000,000 Common Units Representing Limited Partner Interests

We are selling 6,000,000 common units. This is the initial public offering of our common units. We expect the initial public offering price to be between $20.25 and $22.25 per common unit. Holders of common units are entitled to receive distributions of available cash of $0.45 per unit per quarter, or $1.80 per unit on an annualized basis, to the extent we have sufficient available cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. The common units are entitled to receive the minimum quarterly distribution before any distributions are paid on our subordinated units. The common units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "USS."

We are a recently formed partnership that provides long-haul marine transportation services between ports in the United States, principally for refined petroleum products and, to a limited extent, petrochemical and commodity chemical products.

        Investing in our common units involves risk. See "Risk Factors" beginning on page 17.

These risks include the following:

  •
  Our estimated available cash for distribution generated during 2003 and the first six months of 2004 would have been insufficient to pay the minimum quarterly distribution on all our units. We may not have sufficient available cash to enable us to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

  •
  Our business would be adversely affected if we failed to comply with the Jones Act provisions on coastwise trade, or if those provisions were modified or repealed.

  •
  Because we must make substantial expenditures to maintain the operating capacity of our fleet, and because these expenditures may be higher than we currently anticipate, we may not have sufficient cash available to pay the minimum quarterly distribution in full.

  •
  A decline in demand for refined petroleum, petrochemical and commodity chemical products, particularly in the coastal regions of the United States, or a decrease in the cost of importing refined petroleum products, could cause demand for U.S. flag tank vessel capacity and charter rates to decline, which would decrease our revenues, profitability and cash available for distribution.

  •
  Our general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to the detriment of our unitholders, including the following:

  •
  Our general partner determines the timing of transactions, such as asset sales, capital expenditures and borrowings, which can affect the amount of cash that is available for distribution to our unitholders;

  •
  Our general partner may borrow funds to permit the payment of cash distributions on our subordinated units, to make incentive distributions or to accelerate the expiration of the subordination periods; and

  •
  Our general partner determines which costs incurred by it and its affiliates are reimbursable by us.

  •
  Even if unitholders are dissatisfied, they cannot initially remove our general partner without its consent.

  •
  You will experience immediate and substantial dilution of $13.36 per common unit.

  •
  Our partnership agreement currently limits the ownership of our partnership interests by individuals or entities that are not U.S. citizens. This restriction could limit the liquidity of our common units.

  •
  You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

	Per Common Unit	Total
Initial Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to U.S. Shipping Partners L.P. (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 899,968 common units on the same terms and conditions as set forth in this prospectus to cover over-allotments of common units, if any. The net proceeds from any exercise of the underwriters' over-allotment option will be used to redeem an equal number of common units from an affiliate of our general partner.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about        , 2004.

Citigroup	Lehman Brothers
UBS Investment Bank
KeyBanc Capital Markets	Raymond James

              , 2004

CHEMICAL PIONEER

TUG BOAT
HOSE HANDLING
CRANES
LOAD AND DISCHARGE
MANIFOLD
OUTER HULL
CARGO
COMPARTMENTS
STERN RAKE
PORT SIDE
BOW RAKE
STARBOARD SIDE

DIAGRAM OF OUR ARTICULATED TUG BARGE
CURRENTLY UNDER CONSTRUCTION

ITB PHILADELPHIA

PROSPECTUS SUMMARY	1
U.S. Shipping Partners L.P.	1
The Transactions	6
The Offering	9
Summary of Conflicts of Interest and Fiduciary Duties	13
Summary Historical and Pro Forma Financial and Operating Data	14
RISK FACTORS	17
Risks Inherent in Our Business	17
We may not have sufficient available cash to enable us to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to our general partner.	17
The amount of cash we have available for distribution to unitholders depends primarily on our cash flow and not solely on profitability.	17
The assumptions underlying the financial forecast we include in "Available Cash for Distribution—Forecasted Available Cash for Distribution" are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.	18
Our business would be adversely affected if we failed to comply with the Jones Act provisions on coastwise trade, or if those provisions were modified or repealed.	18
Because we must make substantial expenditures to comply with mandatory drydocking requirements for our fleet, and because these expenditures may be higher than we currently anticipate, we may not have sufficient available cash to pay the minimum quarterly distribution in full.	18
The cost of bringing our fleet into compliance with OPA 90 will be significant; this may cause us to reduce the amount of our cash distributions or prevent us from raising the amount of our cash distributions.	19
The amount of estimated maintenance capital expenditures our general partner is required to deduct from basic surplus each quarter is based on current estimates and could increase in the future.	20
Capital expenditures and other costs necessary to operate and maintain our vessels tend to increase with the age of the vessel and may also increase due to changes in governmental regulations, safety or other equipment standards.	20
If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business and our ability to pay the minimum quarterly distribution.	20
A decline in demand for refined petroleum, petrochemical and commodity chemical products, particularly in the coastal regions of the United States, or a decrease in the cost of importing refined petroleum products, could cause demand for U.S. flag tank vessel capacity and charter rates to decline, which would decrease our revenues, profitability and cash available for distribution.	21
Marine transportation has inherent operating risks, and our insurance may not be adequate to cover our losses.	22
Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations.	22
The failure or inability of Hess to make support payments could adversely affect our business and cash available for distribution.	22
The termination of the Hess support agreement could adversely affect our ability to make cash distributions.	23

i

We rely on a limited number of customers for a significant portion of our revenues. The loss of any of these customers could adversely affect our business and operating results.	23
We may not be able to renew our long-term contracts when they expire.	23
We have a limited number of vessels, and any loss of use of a vessel could adversely affect our results of operations.	23
Increased competition in the domestic tank vessel industry could result in reduced profitability and loss of market share for us.	24
Delays or cost overruns in the construction of a new vessel or the retrofit or drydock maintenance of existing vessels could adversely affect our business. Cash flows from new or retrofitted vessels may not be immediate or as high as expected.	25
Our purchase of existing vessels involves risks that could adversely affect our results of operations.	25
We may not be able to grow or effectively manage our growth.	26
We are subject to complex laws and regulations, including environmental regulations, that can adversely affect the cost, manner or feasibility of doing business.	26
We depend upon unionized labor for the provision of our services. Any work stoppages or labor disturbances could disrupt our business.	27
Our employees are covered by federal laws that may subject us to job-related claims in addition to those provided by state laws.	27
We depend on key personnel for the success of our business and some of those persons face conflicts in the allocation of their time to our business.	27
Terrorist attacks have resulted in increased costs and any new attacks could disrupt our business.	28
Changes in international trade agreements could affect our ability to provide marine transportation services at competitive rates.	28
Risks Inherent in an Investment in Us	28
Our general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to the detriment of our unitholders.	28
Our partnership agreement limits our general partner's fiduciary duties to unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.	29
Even if unitholders are dissatisfied, they cannot initially remove our general partner without its consent.	30
You will experience immediate and substantial dilution of $13.36 per common unit.	31
We may issue additional common units without your approval, which would dilute your ownership interests.	31
Our partnership agreement currently limits the ownership of our partnership interests by individuals or entities that are not U.S. citizens. This restriction could limit the liquidity of our common units.	32
Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.	32
Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.	32
Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.	32
Our credit facility will contain operating and financial restrictions which may restrict our business and financing activities.	33
Restrictions in our credit facility will limit our ability to pay distributions upon the occurrence of certain events.	34
We can borrow money under our amended and restated credit facility to pay distributions, which would reduce the amount of revolving credit available to operate our business.	34
Cost reimbursements due our general partner and its affiliates will reduce available cash for distribution to you.	35

You may not have limited liability if a court finds that unitholder action constitutes control of our business.	35
The control of our general partner may be transferred to a third party without unitholder consent.	35
The members of United States Shipping Master LLC, including our executive officers, and their affiliates may engage in activities that compete directly with us.	35
There is no existing market for our units, and a trading market that will provide you with adequate liquidity may not develop. The price of our units may fluctuate significantly, and you could lose all or part of your investment.	36
We will incur increased costs as a result of being a public company.	36
Tax Risks	37
Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity-level taxation by states. If the IRS were to treat us as a corporation or if we were to become subject to entity-level taxation for state tax purposes, then our cash available for distribution to you would be substantially reduced.	37
We have a subsidiary that will be treated as a corporation for federal income tax purposes and subject to corporate-level income taxes.	37
If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted, and the costs of any contest will be borne by our unitholders and our general partner.	37
You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.	38
Tax gain or loss on the disposition of our common units could be different than expected.	38
Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.	38
We will register as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder.	38
We will treat each purchaser of units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.	39
You will likely be subject to state and local taxes and return filing requirements as a result of investing in our common units.	39
The sale or exchange of 50% or more of our capital and profits interests will result in the termination of our partnership for federal income tax purposes.	39
USE OF PROCEEDS	40
CAPITALIZATION	41
DILUTION	42
CASH DISTRIBUTION POLICY	43
Distributions of Available Cash	43
Basic Surplus and Capital Surplus	43
Subordination Periods	45
Distributions of Available Cash From Basic Surplus During the Subordination Periods	48
Distributions of Available Cash From Basic Surplus After the Subordination Periods	48
Incentive Distribution Rights	49
Percentage Allocations of Available Cash From Basic Surplus	49
Distributions from Capital Surplus	50
Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels	50
Distributions of Cash Upon Liquidation	51

AVAILABLE CASH FOR DISTRIBUTION	53
General	53
Estimated Available Cash for Distribution	53
Forecasted Available Cash for Distribution	55
Financial Forecast	56
SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA	63
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	66
Overview	66
Definitions	68
Critical Accounting Policies	69
Results of Operations	70
Liquidity and Capital Resources	77
Inflation	85
Seasonality	85
Related Party Transactions	85
New Accounting Pronouncements	85
Quantitative and Qualitative Disclosures about Market Risk	86
OVERVIEW OF OUR INDUSTRY	87
Introduction	87
Methods of Transporting Refined Petroleum, Petrochemical and Commodity Chemical Products	87
Rates	89
Demand for Domestic Tank Vessels	90
The Domestic Tank Vessel Fleet	92
BUSINESS	95
Our Partnership	95
Industry Trends	96
Business Strategies	97
Competitive Strengths	98
Our Vessels	99
Our Customers	107
Preventative Maintenance	108
Safety	108
Ship Management, Crewing and Employees	109
Classification, Inspection and Certification	109
Insurance Program	110
Competition	111
Regulation	111
Properties	117
Legal Proceedings	117
MANAGEMENT	118
Management of U.S. Shipping Partners L.P.	118
Directors and Executive Officers of our General Partner	119
Executive Compensation	121
Employment Agreements	121
Compensation of Directors	124
Long-Term Incentive Plan	124
Annual Incentive Plan	126
Unit Purchase Plan	126
Reimbursement of Expenses of Our General Partner	127

401(k) Plan	127
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	128
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	130
Distributions and Payments to Our General Partner and Its Affiliates	130
Agreements Governing the Transactions	131
Omnibus Agreement	132
Professional Services Agreements	133
Hess Transaction	133
Equity Investment by Management	133
United States Shipping Master Voting Arrangement	134
Management Incentive Interest in Our General Partner	134
CONFLICTS OF INTEREST AND FIDUCIARY DUTIES	135
Conflicts of Interest	135
Fiduciary Duties	138
DESCRIPTION OF THE COMMON UNITS	141
The Units	141
Transfer Agent and Registrar	141
Restrictions on Foreign Ownership	141
Transfer of Common Units	141
DESCRIPTION OF THE SUBORDINATED UNITS	143
Cash Distribution Policy	143
Conversion of the Subordinated Units	143
Distributions Upon Liquidation	143
Limited Voting Rights	143
Restrictions on Foreign Ownership	143
THE PARTNERSHIP AGREEMENT	144
Organization and Duration	144
Purpose	144
Power of Attorney	144
Capital Contributions	145
Limited Liability	145
Foreign Ownership	146
Voting Rights	147
Issuance of Additional Securities	148
Amendment of the Partnership Agreement	149
Merger, Sale or Other Disposition of Assets	152
Termination and Dissolution	152
Liquidation and Distribution of Proceeds	153
Withdrawal or Removal of Our General Partner	153
Transfer of General Partner Interests	154
Transfer of Incentive Distribution Rights	154
Transfer of Ownership Interests in Our General Partner	155
Change of Management Provisions	155
Limited Call Right	155
Meetings; Voting	156
Status as Limited Partner or Assignee	157
Non-citizen Assignees; Redemption	157
Indemnification	157
Books and Reports	158
Right to Inspect Our Books and Records	158

v

Registration Rights	158
UNITS ELIGIBLE FOR FUTURE SALE	159
MATERIAL TAX CONSEQUENCES	161
Partnership Status	161
Limited Partner Status	163
Tax Consequences of Unit Ownership	163
Tax Treatment of Operations	168
Disposition of Common Units	169
Uniformity of Units	171
Tax-Exempt Organizations and Other Investors	171
Administrative Matters	172
State, Local, Foreign and Other Tax Considerations	175
INVESTMENT IN U.S. SHIPPING PARTNERS L.P. BY EMPLOYEE BENEFIT PLANS	176
UNDERWRITING	177
VALIDITY OF THE COMMON UNITS	179
EXPERTS	179
WHERE YOU CAN FIND MORE INFORMATION	180
INDUSTRY DATA	180
FORWARD-LOOKING STATEMENTS	181
INDEX TO FINANCIAL STATEMENTS	F-1
Appendix A	Amended and Restated Agreement of Limited Partnership of U.S. Shipping Partners L.P.	A-1
Appendix B	Form of Application for Transfer of Common Units	B-1
Appendix C	Glossary of Terms	C-1
Appendix D	Estimated Available Cash for Distribution	D-1

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements. The information presented in this prospectus assumes (1) an initial public offering price of $21.25 per common unit and (2) that the underwriters' over-allotment option is not exercised. You should read "—U.S. Shipping Partners L.P—Summary of Risk Factors" and "Risk Factors" for information about important factors that you should consider before buying our common units. Market and industry data and other statistical data used throughout this prospectus are based on independent industry publications, government publications and other published independent sources, as well as several studies conducted for us. Please read "Industry Data" for additional information on these sources. We include a glossary of some of the terms used in this prospectus in Appendix C.

U.S. Shipping Partners L.P.

        We are a leading provider of long-haul marine transportation services, principally for refined petroleum products, in the U.S. domestic "coastwise" trade. We are also involved, to a limited extent, in the coastwise transportation of petrochemical and commodity chemical products. Marine transportation is a vital link in the distribution of refined petroleum, petrochemical and commodity chemical products in the United States, with approximately 28% of domestic refined petroleum products being transported by water in 2002. Our fleet consists of eight tank vessels: six integrated tug barge units, or ITBs, and two specialty refined petroleum and chemical product, or parcel, tankers. Our primary customers are major oil and chemical companies. A significant portion of our fleet capacity is currently committed to these companies pursuant to contracts with initial terms of one year or more, which provides us with a relatively predictable level of cash flow. We do not assume ownership of any of the products that we transport on our vessels.

        Our market is largely insulated from direct foreign competition because the Merchant Marine Act of 1920, commonly referred to as the Jones Act, restricts U.S. point-to-point maritime shipping to vessels operating under the U.S. flag, built in the United States, at least 75% owned and operated by U.S. citizens and manned by U.S. crews. All of our vessels are qualified to transport cargo between U.S. ports under the Jones Act.

        We began operations in September 2002 when we acquired our six ITBs from a division of Amerada Hess that was managed by several executive officers of our general partner. Our six ITBs primarily transport clean refined petroleum products, such as gasoline, diesel fuel, heating oil, jet fuel and lubricants, from refineries and storage facilities to a variety of destinations, including other refineries and distribution terminals. Four of our ITBs are currently operating under contracts with Hess, BP and Shell, one of which expires in September 2005 and one of which expires in January 2006, with the remaining two expiring in late 2006. Our remaining two ITBs are currently operating in the spot market. Regardless of our contract rates and rates in the spot market, we are assured specified minimum charter rates for our ITBs through September 13, 2007, subject to certain limited exceptions, pursuant to a support agreement we entered into with Hess in connection with our acquisition of the six ITBs.

        Our two parcel tankers, the Chemical Pioneer and the Charleston, which we acquired in May 2003 and April 2004, respectively, primarily transport specialty refined petroleum, petrochemical and commodity chemical products, such as lubricants, paraxylene, caustic soda and glycols, from refineries and petrochemical manufacturing facilities to other manufacturing facilities or distribution terminals. We have contracts with Dow Chemical, ExxonMobil, Koch Industries, Lyondell Chemical and Shell with specified minimum volumes that will, in aggregate, account for approximately 74% of the anticipated usable capacity of the Charleston through July 2007 and 75% of the anticipated usable capacity of the

Chemical Pioneer through February 2007. In addition, these customers are required to ship on our parcel tankers any additional volumes of these products shipped to the ports specified in the contracts. As a result, we expect these companies will utilize substantially all of the non-committed capacity of these vessels during those periods.

        In August 2004, we signed a fixed-price contract for construction of a 19,999 ton articulated tug barge unit, or ATB, which is scheduled to be delivered in early 2006. We have entered into contracts to carry commodity chemical products with specified minimum volumes that will utilize approximately 77% of the ATB's anticipated capacity through September 2007 and approximately 67% of the ATB's anticipated capacity thereafter through June 2010. If delivery of the ATB is delayed, we anticipate that we will either use available cargo capacity on one of our vessels or charter additional vessels to meet our contractual obligations pending delivery of the ATB. Our ATB construction contract also provides us with options to purchase three additional ATBs over the next 24 months at fixed prices, subject to limited exceptions.

        For the year ended December 31, 2003 and the six months ended June 30, 2004, we generated voyage revenues of $80.5 million and $53.8 million, respectively, net income of $2.4 million and $1.0 million, respectively, and earnings before interest, taxes, depreciation and amortization, or EBITDA, of $30.3 million and $17.6 million, respectively. Our net income for the six months ended June 30, 2004 includes a loss on debt extinguishment of $3.2 million. In addition, we received payments from Hess under the support agreement of $5.3 million and $2.5 million, respectively, in respect of these periods. Please read "—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measure" for an explanation of EBITDA and a reconciliation of EBITDA to net income and net cash provided by operating activities.

Industry Trends

        We believe the following industry trends, which are causing charter rates to rise and companies to seek longer term charters, create a positive outlook for our business:

  •
  Demand for tank vessels continues to be strong. This strong demand results principally from rising consumption of refined petroleum products and the importance of marine transportation in the distribution of refined petroleum, petrochemical and commodity chemical products.

  •
  The domestic supply of tank vessels competing with us is decreasing. This decrease is due to: the Oil Pollution Act of 1990, or OPA 90, which mandates the phase-out of certain non-double-hulled tank vessels at varying times by January 1, 2015; and the Jones Act, which restricts the supply of new vessels by requiring that all vessels participating in the coastwise trade be constructed in the United States.

  •
  Major oil and chemical companies are increasingly selective in their choice of tank vessel operators. These companies place particular emphasis on strong environmental and safety records, as well as operating performance.

  •
  The domestic tank vessel industry is consolidating. Major oil and chemical companies, which comprise the majority of our customer base, continue to increase their focus on their core competencies by divesting logistics assets, such as tank vessels, and outsourcing product transportation operations through long-term charters.

Business Strategies

        Our primary business objective is to increase our distributable cash flow per unit by executing the following strategies:

  •
  Operate our fleet safely and efficiently to meet the most stringent customer vetting and industry standards and remain a preferred supplier to major oil and chemical companies.

  •
  Contract a high proportion of our capacity with major oil and chemical companies for periods of one year or more in an effort to maintain steady cash flows from creditworthy customers through business cycles, while maintaining some flexibility to respond to changing market conditions.

  •
  Expand our fleet through accretive strategic acquisitions and, to a lesser extent, construction of new vessels.

  •
  Capitalize on the strong industry reputation we believe we have with major oil and chemical companies seeking to outsource their marine transportation needs.

Competitive Strengths

        We believe that we are well positioned to execute our business strategies successfully because of the following competitive strengths:

  •
  Our six ITBs, which are among the largest capacity tank vessels employed in the coastwise trade for refined petroleum products, have design features, such as a twin redundant engine configuration and steering system, that provide a high degree of in-service reliability and safety and result in lower operating costs for us and our customers.

  •
  Our parcel tankers are among the most sophisticated in the industry, with each having over 40 independent tanks, or segregations, which allow us to handle a broad range of products.

  •
  Our reputation that we believe we have for high standards of safety, operating performance and customer service fosters long-term customer relationships with major oil and chemical companies and allows us to access customer facilities that impose rigorous vetting standards.

  •
  Our financial flexibility will allow us to pursue acquisitions and other expansion opportunities through the issuance of additional common units and borrowings under our credit facility.

  •
  Our management team has an average of 26 years of experience in the marine transportation industry and a track record of identifying and successfully integrating strategic accretive acquisitions.

Summary of Risk Factors

        An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Those risks are described under the caption "Risk Factors" and include:

    Risks Inherent in Our Business

  •
  Our estimated available cash for distribution generated during 2003 and the first six months of 2004 would have been insufficient to pay the minimum quarterly distribution on all our units.

  •
  We may not have sufficient available cash to enable us to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

  •
  The amount of cash we have available for distribution to unitholders depends primarily on our cash flow and not solely on profitability.

  •
  The assumptions underlying the financial forecast we include in "Available Cash for Distribution—Forecasted Available Cash for Distribution" are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

  •
  Our business would be adversely affected if we failed to comply with the Jones Act provisions on coastwise trade, or if those provisions were modified or repealed.

  •
  Because we must make substantial expenditures to comply with mandatory drydocking requirements for our fleet, and because these expenditures may be higher than we currently anticipate, we may not have sufficient available cash to pay the minimum quarterly distribution in full.

  •
  The cost of bringing our fleet into compliance with OPA 90 will be significant; this may cause us to reduce the amount of our cash distributions or prevent us from raising the amount of our cash distributions.

  •
  The amount of estimated maintenance capital expenditures our general partner is required to deduct from basic surplus each quarter is based on current estimates and could increase in the future.

  •
  Capital expenditures and other costs necessary to operate and maintain our vessels tend to increase with the age of the vessel and may also increase due to changes in governmental regulations, safety or other equipment standards.
  •
  If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business and our ability to pay the minimum quarterly distribution.

  •
  A decline in demand for refined petroleum, petrochemical and commodity chemical products, particularly in the coastal regions of the United States, or a decrease in the cost of importing refined petroleum products, could cause demand for U.S. flag tank vessel capacity and charter rates to decline, which would decrease our revenues, profitability and cash available for distribution.

  •
  Marine transportation has inherent operating risks, and our insurance may not be adequate to cover our losses.

  •
  The failure or inability of Hess to make support payments could adversely affect our business and cash available for distribution.

  •
  The termination of the Hess support agreement could adversely affect our ability to make cash distributions.

  •
  We rely on a limited number of customers for a significant portion of our revenues. The loss of any of these customers could adversely affect our business and operating results.

  •
  Delays or cost overruns in the construction of a new vessel or the retrofit or drydock maintenance of existing vessels could adversely affect our business. Cash flows from new or retrofitted vessels may not be immediate or as high as expected.

  •
  We depend on key personnel for the success of our business and some of those persons face conflicts in the allocation of their time to our business.

    Risks Inherent in an Investment in Us

  •
  Our general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to the detriment of our unitholders, including the following:

  •
  Our general partner determines the timing of transactions, such as asset sales, capital expenditures and borrowings, which can affect the amount of cash that is available for distribution to our unitholders;

  •
  Our general partner may borrow funds to permit the payment of cash distributions on our subordinated units, to make incentive distributions or to accelerate the expiration of the subordinated periods; and

  •
  Our general partner determines which costs incurred by it and its affiliates are reimbursable by us.

  •
  Our partnership agreement limits our general partner's fiduciary duties to unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

  •
  Even if unitholders are dissatisfied, they cannot initially remove our general partner without its consent.

  •
  You will experience immediate and substantial dilution of $13.36 per common unit.

  •
  We may issue additional common units without your approval, which would dilute your ownership interests.

  •
  Our partnership agreement currently limits the ownership of our partnership interests by individuals or entities that are not U.S. citizens. This restriction could limit the liquidity of our common units.

  •
  Our credit facility will contain operating and financial restrictions which may restrict our business and financing activities.

    Tax Risks

  •
  Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity-level taxation by states. If the IRS were to treat us as a corporation or if we were to become subject to entity-level taxation for state tax purposes, then our cash available for distribution to you would be substantially reduced.

  •
  We have a subsidiary that will be treated as a corporation for federal income tax purposes and subject to corporate-level income taxes.

  •
  If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted, and the costs of any contest will be borne by our unitholders and our general partner.

  •
  You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

  •
  Tax gain or loss on the disposition of our common units could be different than expected.

The Transactions

General

        We have recently been formed as a Delaware limited partnership to own and operate the long-haul coastwise marine transportation business currently conducted by United States Shipping Master LLC.

        At the closing of this offering, the following transactions will occur:

  •
  United States Shipping Master LLC will contribute substantially all of its assets and liabilities to our operating company;

  •
  we will issue to United States Shipping Master LLC 899,968 common units, 5,272,341 class A subordinated units and 1,627,627 class B subordinated units representing an aggregate 55.4% limited partner interest in us;

  •
  we will issue to our general partner, US Shipping General Partner LLC, a wholly owned subsidiary of United States Shipping Master LLC, a 2% general partner interest in us and all of our incentive distribution rights, which will entitle our general partner to increasing percentages of the cash we may distribute in excess of $0.50 per unit per quarter;

  •
  we will issue 6,000,000 common units to the public, representing a 42.6% limited partner interest in us, and will use the net proceeds from this offering as described under "Use of Proceeds;"

  •
  we will amend and restate our existing credit facility; and

  •
  United States Shipping Master LLC and its controlled affiliates will agree not to compete with us in the business of marine transportation or any other business that generates qualifying income for federal income tax purposes and to indemnify us under certain circumstances.

        We believe that conducting our operations through a publicly traded limited partnership will offer us the following advantages:

  •
  access to the public equity and debt capital markets;

  •
  a lower cost of capital for expansions and acquisitions;

  •
  an enhanced ability to use equity securities as consideration in future acquisitions; and

  •
  an overall lower effective income tax rate to our unitholders than if we were a corporation.

        References in this prospectus to "U.S. Shipping Partners L.P.," "we," "our," "us" or like terms when used in a historical context refer to the business of United States Shipping Master LLC and its subsidiaries that is being contributed to U.S. Shipping Partners L.P. in connection with this offering. When used in the present tense or prospectively, those terms refer to U.S. Shipping Partners L.P. and its subsidiaries. As a result, references to United States Shipping Master LLC, with respect to periods prior to the closing of this offering, mean United States Shipping Master LLC and its predecessor as the historical owner and operator of our business while references to United States Shipping Master LLC, with respect to periods from and after the closing of this offering, mean United States Shipping Master LLC as the owner of our general partner.

Holding Company Structure

        As is common with publicly traded limited partnerships and in order to maximize operational flexibility, we will conduct our operations through subsidiaries. In order to be treated as a partnership for federal income tax purposes, we must generate at least 90% of our gross income from certain qualifying sources, such as the transportation and processing of refined petroleum products, crude oil and related products. We plan to conduct the operations of the Chemical Pioneer, which generally does not generate qualifying income for federal income tax purposes, through a corporate subsidiary of U.S. Shipping Operating LLC, our operating company. Revenue from activities conducted by our corporate subsidiary will be taxed at the applicable corporate tax rate. Dividends received from a corporate subsidiary constitute qualifying income. For a more complete description of this qualifying income requirement, please read "Material Tax Consequences—Partnership Status."

Management and Ownership

        Our general partner, US Shipping General Partner LLC, will manage our operations and activities. The executive officers and directors of US Shipping General Partner LLC also serve as executive officers and directors of United States Shipping Master LLC. For more information about these individuals, please read "Management—Directors and Executive Officers of US Shipping General Partner LLC." Our general partner will not receive any management fee or other compensation in connection with its management of our business but will be entitled to be reimbursed for all direct and indirect expenses incurred on our behalf. Our general partner will also be entitled to distributions on its general partner interest and, if specified requirements are met, on its incentive distribution rights. Please read "Certain Relationships and Related Party Transactions" and "Management—Executive Compensation."

        Sterling/US Shipping L.P., together with non-management co-investors, owns an approximate 76% economic interest in United States Shipping Master LLC. After the offering, United States Shipping Master LLC will own a 100% economic interest in US Shipping General Partner LLC. Following conversion of all outstanding class A subordinated units, the executive officers of our general partner will have the right to receive 10% of the distributions received by our general partner attributable to (i) the incentive distribution rights and (ii) that portion of its 2% general partner interest attributable to distributions on our common units and subordinated units in excess of the minimum quarterly distribution. If a portion of the class A subordinated units convert into common units the executive officers will become entitled to receive a pro rata portion of this 10%. Sterling/US Shipping L.P. is an affiliate of Sterling Investment Partners, L.P., a private equity fund with approximately $230 million in committed equity capital.

        Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or its directors.

Principal Executive Offices and Internet Address

        Our principal executive offices are located at 399 Thornall Street, 8th Floor, Edison, New Jersey 08837, and our phone number is (732) 635-1500. Our website is located at http://www.usshipllc.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Organizational Chart After the Transactions

        The following diagram depicts our organizational structure after giving effect to the transactions.

**Ownership of U.S. Shipping Partners L.P.**

| | |
|---|---|
| Public Common Units | 42.6% |
| United States Shipping Master LLC's Common Units | 6.4% |
| United States Shipping Master LLC's Class A Subordinated Units | 37.4% |
| United States Shipping Master LLC's Class B Subordinated Units | 11.6% |
| General Partner Interest | 2.0% |
| | 100.0% |

Public Unitholders
6,000,000 Common Units
United States Shipping Master LLC
899,968 Common Units
5,272,341 Class A Subordinated Units
1,627,627 Class B Subordinated Units
100% Membership Interest
US Shipping General Partner LLC
(the General Partner)
Incentive Distribution Rights
42.6% Limited Partner Interest
55.4% Limited Partner Interest
2% General Partner Interest
U.S. Shipping Partners L.P.
(the Partnership)
100% Membership Interest
U.S. Shipping Operating LLC
(the Operating Company)
100% Membership Interest
Operating Subsidiaries

The Offering

Common units offered to the public	6,000,000 common units.
6,899,968 common units if the underwriters exercise their over-allotment option in full.
Our partnership agreement currently limits ownership by non-U.S. citizens to 15% of our partnership interests.
Units outstanding after this offering	6,899,968 common units, representing a 49.0% limited partner interest in us; 5,272,341 class A subordinated units, representing a 37.4% limited partner interest in us; and 1,627,627 class B subordinated units, representing an 11.6% limited partner interest in us.
Use of proceeds	We intend to use the net proceeds of $118.6 million from this offering to:
• repay $93.8 million of outstanding indebtedness under our existing credit facility;
• provide $20.5 million of working capital;
• pay $1.0 million of costs incurred in connection with amending and restating our existing credit facility;
• distribute $0.2 million to United States Shipping Master LLC to reimburse it for certain capital expenditures made by it related to assets that we will own after the offering; and
• pay $3.1 million of expenses associated with this offering.
The net proceeds from any exercise of the underwriters' over-allotment option will be used to redeem from United States Shipping Master LLC a number of common units, equal to the number of common units issued upon exercise of that option, at a price per common unit equal to the net proceeds per common unit after underwriting discounts and commissions but before other expenses. We will redeem these common units as a reimbursement for certain capital expenditures made by United States Shipping Master LLC related to assets that we will own after the offering.
Cash distributions	We intend to make minimum quarterly distributions of $0.45 per common unit to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner in reimbursement for all expenses incurred by it on our behalf. In general, we will pay any cash distributions we make each quarter in the following manner:
• first, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.45 plus any arrearages from prior quarters;

• second, 98% to the holders of subordinated units and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.45; and
• third, 98% to all unitholders, pro rata, and 2% to our general partner, until each unit has received an aggregate distribution of $0.50.
If cash distributions exceed $0.50 per unit in a quarter, our general partner will receive increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions."
We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner to provide for the proper conduct of our business, to comply with any applicable debt instruments or to provide funds for future distributions.
We refer to this cash as "available cash," and we define its meaning in our partnership agreement and in the glossary of terms attached as Appendix C. The amount of available cash may be greater than or less than the aggregate amount of the minimum quarterly distribution to be distributed on all units.
The amount of estimated available cash for distribution generated during 2003 and the first six months of 2004 would have been sufficient to allow us to pay the full minimum quarterly distribution on the common units, but would not have been sufficient to pay the full minimum quarterly distribution on the subordinated units during these periods. Please read "Cash Available for Distribution—Estimated Available Cash for Distribution" and Appendix D to this prospectus.
We have included a forecast of our available cash for distribution for the twelve months ending December 31, 2005 in "Available Cash for Distribution—Forecasted Available Cash for Distribution." We believe, based on our financial forecast, that we will have sufficient cash from operations, including working capital borrowings, to enable us to pay the full minimum quarterly distribution of $0.45 on all units for each quarter through December 31, 2005.
Subordination periods	During the subordination periods, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distributions plus any arrearages from prior quarters. The class A subordination period will end once we meet the financial tests in the partnership agreement, but it generally cannot end before December 31, 2009. The class B subordination period will end once we meet the financial tests in the partnership agreement, but it generally cannot end before December 31, 2010.

When the class A subordination period ends, all remaining class A subordinated units will convert into common units on a one-for-one basis. When the class B subordination period ends, all remaining class B subordinated units will also convert into common units on a one-for-one basis. Once all class A and class B subordinated units have been converted into common units, the common units will no longer be entitled to arrearages.
Early conversion of subordinated units	If we meet the applicable financial tests described in the partnership agreement for any three consecutive four-quarter periods ending on or after December 31, 2007, 25% of the class A subordinated units will convert into common units. If we meet these tests for any three consecutive four-quarter periods ending on or after December 31, 2008, an additional 25% of the class A subordinated units will convert into common units. The second early conversion of the class A subordinated units may not occur until at least one year after the early conversion of the first 25% of the class A subordinated units.
If we meet the applicable financial tests described in the partnership agreement for any four consecutive four-quarter periods ending on or after December 31, 2008, 25% of the class B subordinated units will convert into common units. If we meet these tests for any three consecutive four-quarter periods ending on or after December 31, 2009, an additional 25% of the class B subordinated units will convert into common units. The second early conversion of the class B subordinated units may not occur until at least one year after the early conversion of the first 25% of the class B subordinated units.
Notwithstanding the foregoing, if:
• we meet the applicable financial tests in the partnership agreement with respect to the early conversion of the class A subordinated units; and
• we generate adjusted basic surplus in an amount that equals or exceeds $2.43 on each outstanding unit during the four-quarter period ending on the respective dates upon which class A subordinated units are entitled to convert into common units, then 25% of the class B subordinated units will convert into common units, in the case of the respective periods ending on or after December 31, 2007 and December 31, 2008, and the remaining class B subordinated units will convert into common units if the test in the second bullet set forth above is met for any four-quarter period ending on or after December 31, 2009, and all class A subordinated units have been converted into common units.

Issuance of additional units	In general, while any class A subordinated units remain outstanding, we can issue up to 3,449,984 additional common units, or 50% of the common units outstanding immediately after this offering for any purpose, and a further 1,149,995 common units, or 16.7% of the common units outstanding after this offering, to fund the construction of capital improvements, in each case without obtaining unitholder approval. We can also issue an unlimited number of common units for acquisitions, capital improvements and debt repayments that increase cash flow from operations per unit on an estimated pro forma basis.
Voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. As a result, you will initially be unable to remove our general partner without its consent because United States Shipping Master LLC will own sufficient units upon completion of the offering to be able to prevent the general partner's removal.
Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price not less than the then-current market price of the common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right.
Estimated ratio of taxable income to distributions	We estimate that if you hold the common units you purchase in this offering through December 31, 2007, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.80 per unit, we estimate that your allocable federal taxable income per year will be no more than $0.36 per unit. Please read "Material Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions" for the basis of this estimate.
Material tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material Tax Consequences."
Exchange listing	The common units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "USS."

Summary of Conflicts of Interest and Fiduciary Duties

        US Shipping General Partner LLC, our general partner, has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in statutes and judicial decisions and is commonly referred to as a "fiduciary" duty. However, because our general partner is owned by United States Shipping Master LLC, the officers and directors of our general partner have fiduciary duties to manage the business of US Shipping General Partner LLC in a manner beneficial to United States Shipping Master LLC and, therefore, indirectly its owners, who include Sterling/US Shipping L.P., certain non-management co-investors who are investors in Sterling/US Shipping L.P. and management. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, on the other hand. For a more detailed description of the conflicts of interest of our general partner, please read "Conflicts of Interest and Fiduciary Duties—Conflicts of Interest."

        Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner's fiduciary duty owed to unitholders. By purchasing a common unit, you are treated as having consented to various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law. Please read "Conflicts of Interest and Fiduciary Duties—Fiduciary Duties" for a description of the fiduciary duties imposed on our general partner by Delaware law, the material modifications of these duties contained in our partnership agreement and certain legal rights and remedies available to unitholders.

        For a description of our other relationships with our affiliates, please read "Certain Relationships and Related Party Transactions."

Summary Historical and Pro Forma Financial and Operating Data

        The following table presents summary historical financial and operating data of our predecessor, United States Shipping Master LLC, and pro forma financial data of U.S. Shipping Partners L.P., in each case for the periods and as of the dates indicated. The summary historical financial data for United States Shipping Master LLC as of December 31, 2002 and 2003, the period from July 16, 2002 through December 31, 2002 and the year ended December 31, 2003 and for the Catug Group, a division of Amerada Hess Corporation, for the year ended December 31, 2001 and the period from January 1, 2002 through September 12, 2002 are derived from the audited consolidated financial statements of United States Shipping Master LLC and the combined financial statements of the Catug Group, respectively, included elsewhere in this prospectus. The summary historical financial data of United States Shipping Master LLC as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 are derived from the unaudited consolidated financial statements of United States Shipping Master LLC included elsewhere in this prospectus. The results of operations for the interim period are not necessarily indicative of the operating results for the entire year or any future period.

        The unaudited pro forma consolidated financial statements of U.S. Shipping Partners L.P. give pro forma effect to (1) the contribution of substantially all of the assets and liabilities of United States Shipping Master LLC to U.S. Shipping Partners L.P., (2) the completion of this offering and use of the net proceeds of this offering as described in "Use of Proceeds" and (3) the amendment and restatement of our existing credit facility concurrently with this offering. The unaudited pro forma financial data presented as of June 30, 2004 and for the year ended December 31, 2003 and for the six months ended June 30, 2004 are derived from our unaudited pro forma consolidated financial statements. The pro forma balance sheet assumes the items listed above occurred as of June 30, 2004. The unaudited pro forma income statement data for the year ended December 31, 2003, and the six months ended June 30, 2004, assumes the items listed above occured as of January 1, 2003. A more complete explanation can be found in our unaudited pro forma consolidated financial statements included elsewhere in this prospectus.

        The following table presents a non-GAAP financial measure, EBITDA, which we use in our business. This measure is not calculated or presented in accordance with generally accepted accounting principles, or GAAP. We explain this measure below and reconcile it to its most directly comparable financial measure calculated and presented in accordance with GAAP in "—Non-GAAP Financial Measure" below.

        We define maintenance capital expenditures as those capital expenditures required to maintain, including over the long term, the operating capacity of our capital assets, and expansion capital expenditures as those capital expenditures that increase the operating capacity of or revenue generated by our capital assets. Examples of maintenance capital expenditures include capital expenditures associated with drydocking a vessel, retrofitting an existing vessel to make it OPA 90 compliant or acquiring a new vessel to the extent such expenditures are incurred to maintain the operating capacity of our fleet. To the extent, however, that capital expenditures associated with retrofitting an existing vessel or acquiring a new vessel also increase the operating capacity or revenues of our fleet, those capital expenditures would be classified as expansion capital expenditures.

        Drydocking expenditures are more extensive in nature than normal routine maintenance and, therefore, are capitalized and amortized over 60 months for our ITBs and 30 months for our parcel tankers. For more information regarding our accounting treatment of drydocking expenditures, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Depreciation and Amortization."

        When reading the following table, you should understand the meaning of terms we use in our financial statements. We discuss and explain the meaning of these terms under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Definitions."

	Catug Group of Amerada Hess Historical		United States Shipping Master LLC Historical
							U.S. Shipping Partners L.P. Pro Forma
					Six Months Ended June 30,
	Year Ended Dec. 31, 2001(1)	Period January 1 – Sept. 12, 2002(1)	Period from July 16 – Dec. 31, 2002(2)	Year Ended Dec. 31, 2003			Year Ended Dec. 31, 2003	Six Months Ended June 30, 2004
					2003	2004
			(dollars in thousands, other than TCE's and per unit amounts)		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income Statement Data:
Voyage revenues	$53,250	$44,796	$19,713	$80,514	$38,884	$53,770	$80,514	$53,770

Vessel operating expenses	39,834	28,368	7,766	33,143	15,076	20,414	33,143	20,414
Voyage expenses	4,110	2,717	2,386	9,889	4,341	9,120	9,889	9,120
General and administrative expenses	3,669	2,676	2,184	7,153	2,588	3,502	8,289	4,034
Depreciation and amortization	3,422	2,683	5,070	17,921	8,501	11,521	17,921	11,521

Total operating expenses	51,035	36,444	17,406	68,106	30,506	44,557	69,242	45,089
Operating income	2,215	8,352	2,307	12,408	8,378	9,213	11,272	8,681
Interest expense	—	—	2,978	10,039	5,049	5,129	5,289	2,914
Loss on debt extinguishment	—	—	—	—	—	3,167	—	3,167
Other expense (income), net	—	—	(25)	(136)	(63)	(107)	(136)	(107)

Income (loss) before provision (benefit) for income taxes	2,215	8,352	(646)	2,505	3,392	1,024	6,119	2,707
Provision (benefit) for income taxes	784	2,931	18	72	25	43	(1,304)	(446)

Net income (loss)	$1,431	$5,421	$(664)	$2,433	$3,367	$981	$7,423	$3,153

Pro forma net income per unit:
Basic and diluted							$0.57	$0.24

Balance Sheet Data (at period end):
Vessels and equipment, net	$29,493	$45,003	$186,912	$187,321	$184,279	$206,861		$206,365
Total assets	$55,707	$68,351	$199,308	$207,070	$199,841	$248,181		$234,289
Total debt	—	—	$153,750	$144,375	$142,125	$198,125		$104,375
Members'/partners' equity	$34,096	$48,852	$39,078	$47,724	$47,807	$35,103		$111,097
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$5,950	$8,858	$1,821	$10,615	$12,930	$11,349
Investing activities	$—	$(18,193)	$(160,928)	$(1,057)	$(3,775)	$(28,009)
Financing activities	$(5,950)	$9,335	$162,333	$(4,219)	$(5,775)	$32,153
Other Financial Data:
EBITDA	$5,637	$11,035	$7,377	$30,329	$16,879	$17,567	$29,193	$17,035
Capital expenditures
Expansion	$—	$18,193	$191,982	$5,881	$5,496	$31,060	$5,881	$31,060
Maintenance	—	—	—	$12,448	372	—	$12,448	—

Total capital expenditures	$—	$18,193	$191,982	$18,329	$5,868	$31,060	$18,329	$31,060

Operating Data:
Number of vessels	6	6	6	7	6	8
Total barrel carrying capacity (in thousands at period end)	2,160	2,160	2,160	2,375	2,160	2,735
Total vessel days	2,190	1,530	660	2,430	1,086	1,338
Days worked	2,040	1,488	587	2,298	1,082	1,310
Drydocking days	139	42	73	122	—	—
Net utilization(4)	93%	97%	89%	95%	99%	98%
Average Daily Time Charter Equivalents — ITBs(1)(5)	$24,090	$29,740	$29,520	$31,590	$31,680	$34,030
Average Daily Time Charter Equivalents — Parcel tankers(3)(5)	$—	$—	$—	$31,510	$—	$34,340

(1)
The year ended December 31, 2001 and the period from January 1, 2002 through September 12, 2002, do not include the one ITB that the Catug Group chartered to another division of Hess at a rate less than the market rate.

(2)
Although the predecessor of United States Shipping Master LLC was formed on July 16, 2002, it did not commence operations until it acquired the six ITBs from Hess on September 13, 2002.

(3)
Since November 6, 2003 for the Chemical Pioneer. From May 6, 2003, the date we acquired the vessel, until July 5, 2003, the Chemical Pioneer was bareboat chartered to a third party and from July 6, 2003 to November 5, 2003 the Chemical Pioneer was in drydock. Since April 28, 2004, the date of acquisition, for the Charleston.

(4)
"Net utilization" is a percentage equal to the total number of days actually worked by a group of vessels during a defined period, divided by the number of calendar days in the period multiplied by the number of vessels operating in the period.

(5)
"Average Daily Time Charter Equivalent," or TCE, equals the net voyage revenue earned by a vessel or group of vessels during a defined period, divided by the total number of days actually worked by that vessel or group of vessels during that period. We principally use net voyage revenue, rather than voyage revenue, when comparing performance in different periods. We derive our voyage revenue from time charters, contracts of affreightment, consecutive voyage charters and spot charters, which are described in more detail under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations." One of the principal distinctions among these types of contracts is whether the vessel operator or the customer pays for voyage expenses, which include fuel, port charges, pilot fees, tank cleaning costs and canal tolls. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the vessel operator, pay the voyage expenses, we typically pass these expenses on to our customers by charging higher rates under the contract. As a result, although voyage revenue from different types of contracts may vary, the net revenue that remains after subtracting voyage expenses, which we call net voyage revenues, is comparable across the different types of contracts.

Non-GAAP Financial Measure

        EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and our banks, to assess:

  •
  the financial performance of our assets without regard to financing methods, capital structures or historical cost basis;

  •
  the ability of our assets to generate cash sufficient to pay interest on our indebtedness and to make distributions to our partners;

  •
  our operating performance and return on invested capital as compared to those of other companies in the marine transportation business, without regard to financing methods and capital structure; and

  •
  our compliance with certain financial covenants included in our debt agreements.

        EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

			United States Shipping Master LLC Historical
	Catug Group of Amerada Hess Historical						U.S. Shipping Partners L.P. Pro Forma
					Six Months Ended June 30,
	Year Ended Dec. 31, 2001	Period January 1 – Sept. 12, 2002	Period from July 16 – Dec. 31, 2002	Year Ended Dec. 31, 2003			Year Ended Dec. 31, 2003	Six Months Ended June 30, 2004
					2003	2004
					(unaudited)	(unaudited)	(unaudited)	(unaudited)
			(dollars in thousands)
Reconciliation of "EBITDA" to "Net income":
Net income (loss)	$1,431	$5,421	$(664)	$2,433	$3,367	$981	$7,423	$3,153
Depreciation	3,422	2,683	5,070	17,921	8,501	11,521	17,921	11,521
Interest expense	—	—	2,978	10,039	5,049	5,129	5,289	2,914
Provision (benefit) for income taxes	784	2,931	18	72	25	43	(1,304)	(446)
Interest income	—	—	(25)	(136)	(63)	(107)	(136)	(107)

EBITDA	$5,637	$11,035	$7,377	$30,329	$16,879	$17,567	$29,193	$17,035

Reconciliation of "EBITDA" to "Net cash provided by operating activities":
Net cash provided by operating activities	$5,950	$8,858	$1,821	$10,615	$12,930	$11,349
Payment of drydocking expenditures	5,206	3,586	—	12,448	372	—
Interest paid	—	—	2,815	9,472	4,777	4,703
Loss on debt extinguishment	—	—	—	—	—	(3,167)
(Increase) decrease in operating working capital	(6,303)	(4,340)	2,739	(2,212)	(1,204)	4,673
Income taxes paid	784	2,931	2	6	4	9

EBITDA	$5,637	$11,035	$7,377	$30,329	$16,879	$17,567

RISK FACTORS

        Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus when evaluating an investment in our common units.

        If any of the following risks were actually to occur, our business, results of operations and financial condition could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient available cash to enable us to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

        We may not have sufficient available cash each quarter to pay the minimum quarterly distribution. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

  •
  the level of consumption of refined petroleum, petrochemical and chemical products in the markets in which we operate;

  •
  the prices we obtain for our services;

  •
  the level of our operating costs, including payments to our general partner;

  •
  the level of unscheduled off-hire days and the time of, and number of days required for, scheduled drydockings of our vessels; and

  •
  prevailing economic conditions.

        In addition, the actual amount of cash we will have available for distribution will depend on other factors such as:

  •
  the level of capital expenditures we make, including for acquisitions, drydockings for repairs, retrofitting of vessels to comply with OPA 90 and compliance with new regulations;

  •
  the restrictions contained in our debt instruments and our debt service requirements;

  •
  fluctuations in our working capital needs;

  •
  our ability to make working capital or other borrowings; and

  •
  the amount of reserves established by our general partner.

The amount of cash we have available for distribution to unitholders depends primarily on our cash flow and not solely on profitability.

        The amount of cash we have available for distribution depends primarily on our cash flow, including cash reserves, payments received under the Hess support agreement and working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

        The amount of available cash we need to pay the minimum quarterly distribution for four quarters on the common units, the subordinated units and the general partner interest to be outstanding immediately after this offering is approximately $25.3 million. Estimated available cash for distribution generated during 2003 and the six months ended June 30, 2004 would have been sufficient to allow us to pay the full minimum quarterly distribution on the common units, but insufficient to pay the full minimum quarterly distributions on the subordinated units during these periods. For a calculation of our ability to make distributions to unitholders based on our pro forma results in 2003 and the six months ended June 30, 2004, please read "Available Cash for Distribution" and Appendix D.

The assumptions underlying the financial forecast we include in "Available Cash for Distribution—Forecasted Available Cash for Distribution" are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

        The financial forecast set forth in "Available Cash for Distribution—Forecasted Available Cash for Distribution" includes our forecast of results of operations and cash flows for the year ending December 31, 2005. The financial forecast has been prepared by management and we have not received an opinion or report on it from PricewaterhouseCoopers LLP, our registered independent public accounting firm, or any other independent accountants. In addition, our financial forecast includes a calculation of available cash for distribution based on the financial forecast. The assumptions underlying the financial forecast are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If the forecasted results are not achieved, we may not be able to pay the full minimum quarterly distribution or any amount on the common units or subordinated units, in which event the market price of the common units may decline materially.

Our business would be adversely affected if we failed to comply with the Jones Act provisions on coastwise trade, or if those provisions were modified or repealed.

        We are subject to the Jones Act and other federal laws that restrict maritime transportation between points in the United States to vessels operating under the U.S. flag, built in the United States, at least 75% owned and operated by U.S. citizens and manned by U.S. crews. Compliance with the Jones Act increases our operating costs. We are responsible for monitoring the ownership of our common units and other partnership interests to ensure our compliance with the Jones Act. If we do not comply with these restrictions, we would be prohibited from operating our vessels in U.S. coastwise trade, and under certain circumstances we would be deemed to have undertaken an unapproved foreign transfer, resulting in severe penalties, including permanent loss of U.S. coastwise trading rights for our vessels, fines or forfeiture of the vessels. In addition, if any of our ITBs ceases to be qualified under the Jones Act, Hess will no longer be required to make support payments in respect of that vessel under the Hess support agreement. For information about the Jones Act and other maritime laws, please read "Business—Regulation—Coastwise Laws." For information about provisions in our partnership agreement relating to these laws, please read "The Partnership Agreement—Foreign Ownership of Units."

        During the past several years, interest groups have lobbied Congress to modify or repeal the Jones Act to facilitate foreign flag competition for trades and cargoes currently reserved for U.S. flag vessels under the Jones Act and cargo preference laws. Foreign vessels generally have lower construction costs and generally operate at significantly lower costs than we do in the U.S. markets, which would likely result in reduced charter rates. We believe that continued efforts will be made to modify or repeal the Jones Act and cargo preference laws currently benefiting U.S. flag vessels. If these efforts are successful, it could result in significantly increased competition and have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Because we must make substantial expenditures to comply with mandatory drydocking requirements for our fleet, and because these expenditures may be higher than we currently anticipate, we may not have sufficient available cash to pay the minimum quarterly distribution in full.

        Both domestic (U.S. Coast Guard) and international (International Maritime Organization) regulatory bodies require that our ITBs be drydocked for inspection and maintenance every five years and that we conduct a mid-period underwater survey in lieu of drydocking, and that our parcel tankers be drydocked twice every five years. In addition, vessels may have to be drydocked in the event of accidents or other unforeseen damage.

        Two of our six ITBs must be drydocked in 2005, an additional two in 2006 and the remaining two in 2007. We estimate that drydocking these vessels will cost approximately $4.0 million to $6.0 million per vessel. In addition, our parcel tankers are required to be drydocked in both 2006 and 2008. We estimate drydocking of the parcel tankers will cost approximately $3.0 million to $5.0 million per vessel. When drydocked, each of our ITBs will be out of service for approximately 45 to 55 days and each of our parcel tankers will be out of service for approximately 35 to 50 days. At the time we drydock these vessels, the actual cost of drydocking may be higher due to inflation and other factors. In addition, vessels in drydock will not generate any income, which will reduce our revenue and cash available for distribution.

        Because the required drydocks for the ITBs in 2010 (Jacksonville and New York), 2011 (Groton and Mobile) and 2012 (Baltimore and Philadelphia) occur near their respective mandatory phase-out dates under OPA 90, it may not be economical for us to perform the drydocks on one or more of those vessels if we determine not to retrofit such vessel to make it OPA 90 compliant. In such event, if the ITB taken out of service is not replaced, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

The cost of bringing our fleet into compliance with OPA 90 will be significant; this may cause us to reduce the amount of our cash distributions or prevent us from raising the amount of our cash distributions.

        Under OPA 90, we will be required to phase-out the use of our vessels carrying petroleum-based products beginning in 2012 unless we retrofit these vessels. The phase-out dates for these vessels are: Groton and Jacksonville (2012), Baltimore, Charleston, Chemical Pioneer and New York (2013) and Mobile and Philadelphia (2014). As a result of these requirements, these vessels will be prohibited from transporting crude oil and petroleum-based products in U.S. waters after these dates unless they are retrofitted to comply with OPA 90.

        In order to bring our ITBs into compliance with OPA 90, at a minimum we will be required to retrofit each ITB with double-sides. We estimate that the current cost to retrofit each ITB with double-sides is approximately $25 million per vessel. Alternatively, we may elect to construct new forebodies for one or more of our ITBs, which we estimate would cost $55 million per vessel. At the time we make these expenditures, the actual cost could be higher due to inflation and other factors. The cost of retrofitting the ITBs compared to the cost of new forebodies, market conditions, charter rates and the availability and cost of financing will be major factors in determining the OPA 90 compliance plan that we ultimately implement. Depending on the cost of the plan that we ultimately adopt to comply with OPA 90 phase-out requirements, the board of directors of our general partner, with approval by the conflicts committee, may elect to increase our estimated maintenance capital expenditures, which would reduce our basic surplus and our cash available for distribution. In addition, if charter rates decline, it may not be economical for us to retrofit one or more ITBs, in which event we would have to take them out of service, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

        Furthermore, even if we are successful in funding the OPA 90 compliance costs for our fleet, the obligation to incur and fund such costs may make it difficult for us to increase our cash distributions per unit for the foreseeable future. Such an impact could adversely affect the trading price of our common units.

        Although the Chemical Pioneer is double-hulled, it is not OPA 90 compliant; however, we believe that a minor modification, that must be made by 2013, will bring the Chemical Pioneer into compliance with OPA 90. Although the Charleston is also not OPA 90 compliant, our intent is to seek a waiver allowing us to carry refined petroleum products in the vessel's center tanks and non-petroleum-based products in the other tanks rather than retrofit the vessel. If the waiver is not obtained, or under certain circumstances even if the waiver is obtained, we may not be able to transport a sufficient quantity of products that generate qualifying income, in which event we would be required to place the Charleston in a corporate subsidiary to avoid generating too much non-qualifying income. A corporate subsidiary will be subject to corporate-level tax, which will reduce the cash available for distribution to us and, in turn, to you.

The amount of estimated maintenance capital expenditures our general partner is required to deduct from basic surplus each quarter is based on our current estimates and could increase in the future.

        Our partnership agreement requires our general partner to deduct from basic surplus each quarter estimated maintenance capital expenditures as opposed to actual maintenance capital expenditures in order to reduce disparities in basic surplus caused by fluctuating maintenance capital expenditures, such as retrofitting or drydocking. Our initial annual estimated maintenance capital expenditures for purposes of calculating basic surplus will be $17.2 million. This amount is based on our current estimates of the amounts of expenditures we will be required to make in the future, which we believe to be reasonable. The amount of estimated maintenance capital expenditures deducted from basic surplus is subject to review and change by the board of directors of our general partner at least once a year, with any change approved by the conflicts committee.

        In addition, we may elect to construct new forebodies for some of our ITBs at an estimated cost of $55 million per vessel instead of retrofitting the ITB with double sides. The cost of retrofitting the ITBs compared to the cost of constructing new forebodies, market conditions, charter rates and the availability and cost of financing will be major factors in determining whether we elect to construct new forebodies. If and when we conclude that our plan should be to construct new forebodies, the board of directors of our general partner with the approval of our conflicts committee will determine what portion, if any, of the incremental costs represent maintenance capital expenditures. Depending on this determination, the board of directors could increase significantly the annual amount of our estimated maintenance capital expenditures, which would decrease our basic surplus and cash available for distribution.

Capital expenditures and other costs necessary to operate and maintain our vessels tend to increase with the age of the vessel and may also increase due to changes in governmental regulations, safety or other equipment standards.

        Capital expenditures and other costs necessary to operate and maintain our vessels tend to increase with the age of the vessel. Accordingly, it is likely that the operating costs of our older vessels will increase. In addition, changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make additional expenditures. For example, if the U.S. Coast Guard or the American Bureau of Shipping, an independent classification society that inspects the hull and machinery of commercial ships to assess compliance with minimum criteria as set by U.S. and international regulations, enacts new standards, we may be required to make significant expenditures for alterations or the addition of new equipment. In order to satisfy any such requirement, we may be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our older vessels profitably during the remainder of their economic lives.

If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business and our ability to pay the minimum quarterly distribution.

        In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets for future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions. Even if we are successful in obtaining such funds, however, the terms of such financings could limit our ability to pay cash distributions to unitholders.

A decline in demand for refined petroleum, petrochemical and commodity chemical products, particularly in the coastal regions of the United States, or a decrease in the cost of importing refined petroleum products, could cause demand for U.S. flag tank vessel capacity and charter rates to decline, which would decrease our revenues, profitability and cash available for distribution.

        The demand for U.S. flag tank vessel capacity is influenced by the demand for refined petroleum, petrochemical and commodity chemical products and other factors including:

  •
  global and regional economic and political conditions;

  •
  developments in international trade;

  •
  changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

  •
  environmental concerns;

  •
  availability and cost of alternative methods of transportation of products; and

  •
  in the case of tank vessels transporting refined petroleum products, competition from alternative sources of energy, such as natural gas, and alternate transportation methods.

Any of these factors could adversely affect the demand for U.S. flag tank vessel capacity and charter rates. Any decrease in demand for tank vessel capacity or decrease in charter rates could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

        The demand for U.S. flag tank vessel capacity is also influenced by the cost of importing refined petroleum products. Historically, charter rates for vessels qualified to participate in the coastwise trade under the Jones Act have been higher than charter rates for foreign flag vessels because of the higher construction and operating costs of U.S. flag vessels due to the Jones Act requirements that such vessels must be built in the United States and manned by U.S. crews. Therefore, it has historically been cheaper for certain areas of the United States, such as the northeastern United States, to import refined petroleum products than to obtain them from U.S. refineries. International shipping rates can influence the amount of refined petroleum products imported into the United States. If the cost of foreign shipping of imported refined petroleum products, which is currently at historically high levels, decreases, charter rates for foreign flag vessels may decline, making it cheaper to import refined petroleum products to other regions of the East Coast and the West Coast to meet increasing demand. If this were to occur, demand for our ITBs and charter rates could decrease, which could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

        The demand for U.S. flag tank vessel capacity and charter rates are currently increasing as vessels are being phased-out of service under OPA 90. If the existing trend reverses due to changes under the Jones Act or otherwise, demand for our tankers and charter rates could decrease, which could adversely affect our business.

Marine transportation has inherent operating risks, and our insurance may not be adequate to cover our losses.

        Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

  •
  marine disasters;

  •
  bad weather;

  •
  mechanical failures;

  •
  grounding, fire, explosions and collisions;

  •
  human error; and

  •
  war and terrorism.

All of these hazards can result in death or injury to persons, loss of property, environmental damages, delays or rerouting. If one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

        We carry insurance to protect against most of the accident-related risks involved in the conduct of our business. Nonetheless, risks may arise against which we are not adequately insured. For example, a catastrophic spill could exceed our insurance coverage and have a material adverse effect on our operations. In addition, we may not be able to procure adequate insurance coverage at commercially reasonable rates in the future, and we cannot guarantee that any particular claim will be paid. In the past, new and stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution, and new regulations could lead to similar increases or even make this type of insurance unavailable. Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss.

        We do not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as for unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions. Please read "—We have a limited number of vessels, and any loss of use of a vessel could adversely affect our results of operation."

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations.

        We may be subject to calls, or premiums, in amounts based not only on our claim records but also the claim records of all other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us, which could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

The failure or inability of Hess to make support payments could adversely affect our business and cash available for distribution.

        In connection with our purchase of six ITBs from Hess in September 2002, Hess agreed that if the contract rate for a charter of any of the vessels we acquired was less than the rate specified in our support agreement with Hess, Hess would, subject to specified limited exceptions, pay us the difference between the two rates. During 2003 and the first half of 2004, Hess made support payments to us aggregating $5.3 million and $2.5 million, respectively. If for any reason Hess is unable or fails to make any payments due to us under the support agreement, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

        In addition, if we enter into charters of our ITBs with companies having specified investment grade credit rating, the charter rate is equal to or higher than the rate specified in the support agreement and certain other conditions are met, then the support agreement is not applicable to those charters even if the charterer subsequently fails to make payments under the charter.

        In the event the charter rates we receive at any time during the term of the agreement on the ITBs exceed the Hess support rate, then we must pay such excess amounts to Hess until we have repaid Hess for all prior support payments previously made by Hess to us, and then we must share 50% of any additional excess amount with Hess. The aggregate amount of all support payments made by Hess to us through June 30, 2004 is $9.9 million. This reimbursement and sharing obligation may reduce cash that would otherwise be available for distribution.

The termination of the Hess support agreement could adversely affect our ability to make cash distributions.

        The Hess support agreement terminates on September 13, 2007. If at the time of termination the charter rates we are receiving on the six ITBs are less than the Hess support rates, it could have a material adverse effect on our business, and our cash available for distribution will be adversely affected. In addition, any support payments received from Hess will be included in the calculation of adjusted basic surplus through the expiration of the agreement in 2007. As a result, any such payments could allow 25% of the subordinated units to become eligible for early conversion into common units on December 31, 2007 even if we are not able to earn and pay the minimum quarterly distribution on all common units after termination of the Hess support agreement.

We rely on a limited number of customers for a significant portion of our revenues. The loss of any of these customers could adversely affect our business and operating results.

        The portion of our revenues attributable to any single customer changes over time, depending on the level of relevant activity by the customer, our ability to meet the customer's needs and other factors, many of which are beyond our control. In 2003 and the first half of 2004, BP accounted for 52% and 28% of our revenues, respectively, Shell accounted for 23% and 21% of our revenues, respectively, and Hess accounted for 15% and 14% of our revenues, respectively. If we were to lose any of these customers or if any of these customers significantly reduced its use of our services, our business and operating results could be adversely affected. Revenues received from Hess exclude payments under the support agreement.

We may not be able to renew our long-term contracts when they expire.

        We have contracts with Dow Chemical, ExxonMobil, Koch Industries, Lyondell Chemical and Shell with specified minimum cargo requirements that will, in aggregate, account for approximately 74% of the anticipated usable capacity of the Charleston through July 2007 and 75% of the anticipated usable capacity of the Chemical Pioneer through February 2007. These arrangements may not be renewed, or if renewed, may not be renewed at similar rates. Under the Hess support agreement, we are assured of specified minimum charter rates for our ITBs through September 13, 2007. We may not be able to obtain charter rates for the ITBs equal to or greater than the rates provided in the Hess support agreement following expiration of the Hess support agreement. If we are unable to obtain new charters at rates equivalent to those received under the old contracts or under the Hess support agreement, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

We have a limited number of vessels, and any loss of use of a vessel could adversely affect our results of operations.

        We currently own six ITBs and two parcel tankers. Four of our ITBs and both parcel tankers are under long-term contracts. In the event any of our ITBs or parcel tankers has to be taken out of service for more than a couple of days, we may be unable to fulfill our obligations under these long-term contracts with our remaining vessels. If we are unable to fulfill such obligations, we would have to contract with a third-party for use of a vessel, at our expense, to transport the charterer's products, which might not be possible on acceptable terms or at all, or default under the contract, which would allow the charterer to terminate the contract. We will not receive any compensation under the Hess support agreement for ITBs taken out of service for repairs and maintenance.

        Also, if our ATB under construction is not completed by the scheduled due date, we may be unable to fulfill our obligations under the long-term contracts we have arranged for the ATB with our remaining parcel tankers. If we are unable to fulfill such obligations, we would have to contract with a third party for use of a vessel, at our expense, to transport the charterer's products, which may not be possible on acceptable terms or at all, or default under the contract, which would allow the charterer to terminate the contract.

        In addition, when we acquired the Charleston from ExxonMobil in May 2004, we agreed to transport cargo for ExxonMobil generally transported by the S/R Wilmington while such vessel was in drydock in 2004, and to use our best efforts to cover all of ExxonMobil's cargo transportation requirements that would have been covered by the S/R Wilmington during future drydocks of that vessel. This obligation will require us to charter in a vessel to either cover our obligations to ExxonMobil or our other charterers if we use one of our existing parcel tankers to cover our obligations to ExxonMobil. We may not be able to charter in a vessel at rates less than our charter rates, or at all, which could result in our defaulting under one or more of our charter arrangements.

        We rely exclusively on the revenues generated from our marine transportation business. Due to our lack of asset diversification, an adverse development in this business would have a significantly greater impact on our business, financial condition and results of operations than if we maintained and operated more diverse assets.

Increased competition in the domestic tank vessel industry could result in reduced profitability and loss of market share for us.

        Contracts for our vessels are generally awarded on a competitive basis, and competition in the markets we serve is intense. The most important factors determining whether a contract will be awarded include:

  •
  availability and capability of the vessels;

  •
  ability to meet the customer's schedule;

  •
  price;

  •
  safety record;

  •
  ability to satisfy the customer's vetting requirements;

  •
  reputation, including perceived quality of the vessel; and

  •
  experience.

        Some of our competitors may have greater financial resources and larger operating staffs than we do. As a result, they may be able to make vessels available more quickly and efficiently, transition to double-hulled vessels more rapidly and withstand the effects of declines in charter rates for a longer period of time. They may also be better able to address a downturn in the domestic demand for refined petroleum, petrochemical or commodity chemical products. As a result, we could lose customers and market share to these competitors.

        We also face competition from refined petroleum product pipelines. Long-haul transportation of refined petroleum products is generally less costly by pipeline than by tank vessel. The construction of new pipeline segments to carry petroleum products into our markets, including pipeline segments that connect with existing pipeline systems, the expansion of existing pipelines and the conversion of existing non-refined petroleum product pipelines, could adversely affect our ability to compete in particular locations.

        Our transportation of petrochemical and commodity chemical products faces intense competition from railroads, which we estimate transport approximately two-thirds of all petrochemical and commodity chemical products. The cost of transporting these products by rail is generally higher than the cost of marine transportation, and any decrease in rail rates could adversely affect the amount of petrochemical and commodity chemical products we carry.

Delays or cost overruns in the construction of a new vessel or the retrofit or drydock maintenance of existing vessels could adversely affect our business. Cash flows from new or retrofitted vessels may not be immediate or as high as expected.

        We anticipate retrofitting our ITBs with double-sides or constructing new double-hulled forebodies in order to allow our ITBs to continue to transport refined petroleum products following their scheduled phase-out dates under OPA 90. We are also constructing a new ATB and may in the future construct other new vessels. In addition, each of our vessels must undergo mandatory drydocking for major repair and maintenance—every five years, in the case of our ITBs, with a mid-period underwater survey in lieu of drydocking, and twice every five years, in the case of our parcel tankers. These projects will be subject to the risk of delay or cost overruns caused by the following:

  •
  unforeseen quality or engineering problems;

  •
  work stoppages;

  •
  weather interference;

  •
  unanticipated cost increases;

  •
  inability to have the work performed in the United States;

  •
  delays in receipt of necessary equipment; and

  •
  inability to obtain the requisite permits, approvals or certifications from the U.S. Coast Guard and the American Bureau of Shipping upon completion of work.

        Significant delays could have a material adverse effect on expected contract commitments for new or modified vessels and our future revenues and cash flows. In addition, significant delays could allow a charterer to cancel the charter or require us to charter additional vessels to meet our contractual obligations. Furthermore, customer demand for new or modified vessels may not be as high as we currently anticipate and, as a result, our business, results of operations and financial condition and our ability to make cash distributions may be adversely affected.

        There is limited availability in U.S. shipyards for drydocking a vessel. As a result, the costs of performing drydock maintenance in the United States are significantly higher than they are overseas. Furthermore, U.S. shipyards may not have available capacity to perform drydock maintenance on our vessels at the times they require drydock maintenance, particularly in the event of an unscheduled drydock due to accident or other damage, in which event we will be required to have the work performed in an overseas shipyard. This may result in the vessel being off-hire, and therefore not earning any revenue, for a longer period of time because of the time required to travel to and from the overseas shipyard.

Our purchase of existing vessels involves risks that could adversely affect our results of operations.

        Our fleet renewal and expansion strategy includes the acquisition of existing vessels as well as the construction of new vessels. Unlike newly built vessels, existing vessels typically do not carry warranties with respect to their condition. While we generally inspect any existing vessel prior to purchase, such an inspection would normally not provide us with as much knowledge of its condition as we would possess if the vessel had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be more substantial than for vessels we have operated since they were built. These costs could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

We may not be able to grow or effectively manage our growth.

        A principal focus of our strategy is to continue to grow by expanding our business. Our future growth will depend upon a number of factors, some of which we can control and some of which we cannot. These factors include our ability to:

  •
  identify businesses engaged in managing, operating or owning vessels for acquisitions or joint ventures;

  •
  identify vessels for acquisition;

  •
  consummate acquisitions or joint ventures;

  •
  integrate any acquired businesses or vessels successfully with our existing operations;

  •
  hire, train and retain qualified personnel to manage and operate our growing business and fleet;

  •
  improve our operating and financial systems and controls; and

  •
  obtain required financing for our existing and new operations.

        A deficiency in any of these factors would adversely affect our ability to achieve anticipated growth in the levels of cash flows or realize other anticipated benefits. In addition, competition from other buyers could reduce our acquisition opportunities or cause us to pay a higher price than we might otherwise pay.

        The process of integrating acquired vessels into our operations may result in unforeseen operating difficulties, may absorb significant management attention and may require significant financial resources that would otherwise be available for the ongoing development and expansion of our existing operations. Future acquisitions could result in the incurrence of additional indebtedness and liabilities that could have a material adverse effect on our financial condition and results of operations. Further, if we issue additional common units, your interest in the partnership will be diluted and distributions to you may be reduced.

We are subject to complex laws and regulations, including environmental regulations, that can adversely affect the cost, manner or feasibility of doing business.

        Increasingly stringent federal, state and local laws and regulations governing worker health and safety, insurance requirements and the manning, construction and operation of vessels significantly affect our operations. Many aspects of the marine transportation industry are subject to extensive governmental regulation by the U.S. Coast Guard, the International Maritime Organization, the National Transportation Safety Board, the U.S. Customs Service and the U.S. Maritime Administration, as well as to regulation by private industry organizations such as the American Bureau of Shipping. The U.S. Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards. The U.S. Coast Guard is authorized to inspect vessels at will.

        Our operations are also subject to federal, state, local and international laws and regulations that control the discharge of pollutants into the environment or otherwise relate to environmental protection. Compliance with such laws, regulations and standards may require installation of costly equipment or operational changes. Failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Some environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA 90, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Additionally, an oil spill could result in significant liability, including fines, penalties, criminal liability and costs for natural resource damages under other federal and state laws or civil actions. The potential for these releases could increase as we increase our fleet capacity. Most states bordering on a navigable waterway have enacted legislation providing for potentially unlimited liability for the discharge of pollutants within their waters. For more information, please read "Business—Regulation."

        In order to maintain compliance with existing and future laws, we incur, and expect to continue to incur, substantial costs in meeting maintenance and inspection requirements, developing and implementing emergency preparedness procedures, and obtaining insurance coverage or other required evidence of financial ability sufficient to address pollution incidents. These laws can:

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  impair the economic value of our vessels;

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  require a reduction in cargo carrying capacity or other structural or operational changes;

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  make our vessels less desirable to potential charterers;

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  lead to decreases in available insurance coverage for affected vessels; or

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  result in the denial of access to certain ports.

Future environmental requirements may be adopted that could limit our ability to operate, require us to incur substantial additional costs or otherwise have a material adverse effect on our business, results of operations or financial condition and our ability to make cash distributions.

We depend upon unionized labor for the provision of our services. Any work stoppages or labor disturbances could disrupt our business.

        All of our seagoing personnel, including our tank vessel captains, are employed under contracts with the Seafarers' International Union, in the case of our non-officer personnel, and the American Maritime Officers union, in the case of vessel officers, that expire in 2007. Any work stoppages or other labor disturbances could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Our employees are covered by federal laws that may subject us to job-related claims in addition to those provided by state laws.

        All of our seagoing employees are covered by provisions of the Jones Act and general maritime law. These laws typically operate to make liability limits established by state workers' compensation laws inapplicable to these employees and to permit these employees and their representatives to pursue actions against employers for job-related injuries in federal courts. Because we are not generally protected by the limits imposed by state workers' compensation statutes, we have greater exposure for claims made by these employees as compared to employers whose employees are not covered by these provisions.

We depend on key personnel for the success of our business and some of those persons face conflicts in the allocation of their time to our business.

        We depend on the services of our senior management team and other key personnel. The loss of the services of any key employee could have a material adverse effect on our business, financial condition and results of operations. We may not be able to locate or employ on acceptable terms qualified replacements for senior management or key employees if their services were no longer available. We currently do not carry any key man insurance on any of our employees.

        The employment agreements of Messrs. Calvin Chew, Paul Gridley and Jeff Miller, our executive vice president, chairman and chief executive officer and vice president—chartering, respectively, only require them to spend a majority of their business time in managing our operations. Messrs. Chew, Gridley and Miller currently own and operate two Jones Act barges that have been transporting caustic soda and calcium chloride under contracts with third parties, and are permitted to acquire and operate additional tank barges of less than 15,000 deadweight tons under specified circumstances in the transportation of chemical products other than petroleum or petroleum products. Messrs. Chew,

Gridley and Miller may face conflicts regarding the allocation of their time between our business and their barge business. If any of Messrs. Chew, Gridley and Miller were to spend less time in managing our business and affairs than they do currently, our business, results of operations and financial condition and our ability to make cash distributions may be adversely affected. Please read "—Risks Inherent in an Investment in Us—The members of United States Shipping Master LLC, including our executive officers, and their affiliates may engage in activities that compete directly with us" and "Management—Employment Agreements."

Terrorist attacks have resulted in increased costs and any new attacks could disrupt our business.

        Heightened awareness of security needs after the terrorist attacks of September 11, 2001 have caused the U.S. Coast Guard, the International Maritime Organization and the states and local ports to adopt heightened security procedures relating to ports and vessels. Complying with these procedures, as well as the implementation of security plans for our vessels required by the Maritime Transportation Security Act of 2002, have increased our costs of security.

        Any future terrorist attacks could disrupt harbor operations in the ports in which we operate, which would disrupt our operations and result in lost revenue. The long-term impact that terrorist attacks and the threat of terrorist attacks may have on the petroleum industry in general, and on us in particular, is not known at this time. Uncertainty surrounding continued hostilities in the Middle East or other sustained military campaigns may affect our operations in unpredictable ways, including disruptions of petroleum supplies and markets, and the possibility that infrastructure facilities could be direct targets of, or indirect casualties of, an act of terror.

        Changes in the insurance markets attributable to terrorist attacks may make certain types of insurance more difficult for us to obtain. Moreover, the insurance that may be available to us may be significantly more expensive than our existing insurance coverage. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital.

Changes in international trade agreements could affect our ability to provide marine transportation services at competitive rates.

        Currently, vessel trade or marine transportation between two ports in the United States, generally known as maritime cabotage or coastwise trade, is subject to U.S. laws, including the Jones Act, that restrict maritime cabotage to U.S. flag vessels qualified to engage in U.S. coastwise trade. Additionally, the Jones Act restrictions on the provision of maritime cabotage services are subject to certain exceptions under certain international trade agreements, including the General Agreement on Trade in Services and the North American Free Trade Agreement. If maritime cabotage services were included in the General Agreement on Trade in Services, the North American Free Trade Agreement or other international trade agreements, or if the restrictions contained in the Jones Act were otherwise altered, the transportation of maritime cargo between U.S. ports could be opened to foreign-flag or foreign-manufactured vessels. Because foreign vessels may have lower construction costs and operate at significantly lower costs than we do in U.S. markets, this could significantly increase competition in the coastwise trade, which could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Risks Inherent in an Investment in Us

Our general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to the detriment of our unitholders.

        Following the offering, United States Shipping Master LLC will indirectly own the 2% general partner interest and directly own a 55.4% limited partner interest in us and will own and control our general partner. Conflicts of interest may arise between our general partner and its affiliates, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

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  our general partner is allowed to take into account the interests of parties other than us, such as United States Shipping Master LLC and its members, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

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  our general partner has limited its liability and reduced its fiduciary duties under the partnership agreement, while also restricting the remedies available to our unitholders for actions that, without these limitations, might constitute breaches of fiduciary duty. As a result of purchasing common units, unitholders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law;

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  our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

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  in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination periods;

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  our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

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  our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf;

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  our general partner controls the enforcement of obligations owed to us by it and its affiliates; and

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  our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

        Please read "Certain Relationships and Related Party Transactions—Omnibus Agreement" and "Conflicts of Interest and Fiduciary Duties."

Our partnership agreement limits our general partner's fiduciary duties to unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

        Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement:

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  permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner;

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  provides that our general partner is entitled to make other decisions in "good faith" if it reasonably believes that the decision is in our best interests;

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  generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be "fair and reasonable" to us and that, in determining whether a transaction or resolution is "fair and reasonable," our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

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  provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence.

        In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. Please read "Conflicts of Interest and Fiduciary Duties—Fiduciary Duties."

Even if unitholders are dissatisfied, they cannot initially remove our general partner without its consent.

        Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. Unitholders will have no right to elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of our general partner is chosen by United States Shipping Master LLC, which is controlled by Sterling/US Shipping L.P. Sterling/US Shipping L.P. has the right to designate a majority of the directors of United States Shipping Master LLC and thus indirectly has the right to designate all the directors of our general partner. Please read "Certain Relationships and Related Party Transactions—United States Shipping Master Voting Arrangement."

        Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. Accordingly, the unitholders will be unable initially to remove our general partner without its consent because United States Shipping Master LLC will own sufficient units upon completion of the offering to be able to prevent the general partner's removal. Also, if our general partner is removed without cause during the subordination periods and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests.

        Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner during the subordination periods because of the unitholders' dissatisfaction with our general partner's performance in managing our partnership will most likely result in the termination of the subordination periods.

You will experience immediate and substantial dilution of $13.36 per common unit.

        The assumed initial public offering price of $21.25 per common unit exceeds pro forma net tangible book value of $7.89 per common unit. You will incur immediate and substantial dilution of $13.36 per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded at their historical cost, and not their fair value, in accordance with GAAP. Please read "Dilution."

We may issue additional common units without your approval, which would dilute your ownership interests.

        While any class A subordinated units remain outstanding, without the approval of our unitholders, our general partner may cause us to issue up to 3,449,984 additional common units for any purpose and a further 1,149,995 common units to fund the construction of capital improvements. Our general partner may also cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval, in a number of circumstances such as:

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  the issuance of common units in connection with acquisitions or capital improvements that increase cash flow from operations per unit on an estimated pro forma basis;

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  issuances of common units to repay indebtedness, the cost of which to service is greater than the distribution obligations associated with the units issued in connection with the repayment of the indebtedness;

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  the conversion of subordinated units into common units;

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  the conversion of units of equal rank with the common units into common units under some circumstances;

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  issuances of common units under our employee benefit plans; or

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  the conversion of the general partner interest and the incentive distribution rights into common units as a result of the withdrawal or removal of our general partner.

        In addition, while any class A subordinated units remain outstanding we can issue equity securities other than common units that contain terms providing for the conversion of those securities into common units upon the receipt of unitholder approval. The terms of the securities may entitle the holders to receive distributions in excess of the amount distributed to each common unit if our unitholders do not approve the conversion by a certain date, thus incentivizing our unitholders to approve the conversion.

        The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

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  our unitholders' proportionate ownership interest in us will decrease;

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  the amount of cash available for distribution on each unit may decrease;

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  because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

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  the relative voting strength of each previously outstanding unit may be diminished; and

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  the market price of the common units may decline.

        Once no class A subordinated units remain outstanding, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. Our partnership agreement does not give our unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time.

Our partnership agreement currently limits the ownership of our partnership interests by individuals or entities that are not U.S. citizens. This restriction could limit the liquidity of our common units.

        In order to ensure compliance with Jones Act citizenship requirements, the board of directors of our general partner has adopted a requirement that at least 85% of our partnership interests must be held by U.S. citizens. This requirement may have an adverse impact on the liquidity or market value of our common units, because holders will be unable to sell units to non-U.S. citizens. Any purported transfer of common units in violation of these provisions will be ineffective to transfer the common units or any voting, dividend or other rights in respect of the common units.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

        If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934. For additional information about the limited call right, please read "The Partnership Agreement—Limited Call Right."

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

        Our partnership agreement restricts unitholders' voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

        We have a significant amount of debt. After this offering and the related transactions, we estimate that our consolidated indebtedness will be approximately $100.0 million, consisting of term loan obligations under our credit facility. In addition, we will have capacity to borrow an additional $80.0 million under our credit facility. Following this offering, we will continue to have the ability to incur additional debt, subject to limitations in our credit facility. Our level of indebtedness could have important consequences to us, including the following:

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  our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

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  we will need a substantial portion of our cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

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  our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally;

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  our debt level may limit our flexibility in responding to changing business and economic conditions; and

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  substantially all of our debt has a variable rate of interest, which increases our vulnerability to interest rate fluctuations.

        Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Our credit facility will contain operating and financial restrictions which may restrict our business and financing activities.

        The operating and financial restrictions and covenants in our credit facility and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, we anticipate our credit facility will restrict our ability to:

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  incur or guarantee indebtedness;

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  change ownership or structure, including consolidations, liquidations and dissolutions;

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  make distributions or repurchase or redeem units;

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  make capital expenditures in excess of specified levels;

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  make certain negative pledges and grant certain liens;

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  sell, transfer, assign or convey assets;

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  make certain loans and investments; and

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  enter into a new line of business.

        Our ability to comply with the covenants and restrictions contained in our debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we breach any of the restrictions, covenants, ratios or tests in our debt agreements, a significant portion of our indebtedness may become immediately due and payable, and our lenders'

commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our credit facility will be secured by substantially all of our assets, and if we are unable to repay our indebtedness under our credit facility, the lenders could seek to foreclose on such assets.

Restrictions in our credit facility will limit our ability to pay distributions upon the occurrence of certain events.

        Our payment of principal and interest on our debt will reduce cash available for distribution on our units. We anticipate that our credit facility will limit our ability to pay distributions upon the occurrence of the following events, among others:

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  failure to pay any principal, interest, fees, expenses or other amounts when due;

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  any loan document or lien securing the credit facility ceases to be effective;

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  the Hess support agreement terminates or ceases to be effective (other than in accordance with its terms);

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  breach of certain financial covenants;

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  failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

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  default under other indebtedness of our operating company or any of our subsidiaries above specified amounts;

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  bankruptcy or insolvency events involving us, our general partner or any of our subsidiaries;

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  failure of any representation or warranty to be materially correct;

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  a change of control, as defined in our credit agreement;

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  a material adverse effect, as defined in our credit agreement, occurs relating to us or our business; and

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  judgments against us or any of our subsidiaries in excess of certain allowances.

        Any subsequent refinancing of our current debt or any new debt could have similar restrictions. For more information regarding our debt agreements, please read "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources—Amended and Restated Credit Facility."

We can borrow money under our amended and restated credit facility to pay distributions, which would reduce the amount of revolving credit available to operate our business.

        Our partnership agreement allows us to make working capital borrowings under our amended and restated credit facility to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. We will be required to reduce all working capital borrowings under the credit agreement to zero for a period of at least 15 consecutive days once each 12 month period. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Amended and Restated Credit Facility."

Cost reimbursements due our general partner and its affiliates will reduce available cash for distribution to you.

        Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all expenses they incur on our behalf, which will be determined by our general partner in its sole discretion. These expenses will include all costs incurred by the general partner and its affiliates in managing and operating us, including costs for rendering corporate staff and support services to us. All of our employees, including vessel crews, will be employees of a subsidiary of our general partner. On a pro forma basis as if this offering and the related transactions had been completed on January 1, 2003, we would have reimbursed our general partner $26.5 million for the year ended December 31, 2003 and $15.1 million for the six months ended June 30, 2004. We estimate that we will reimburse our general partner $35.0 million in the year ended December 31, 2005. Please read "Available Cash for Distribution—Financial Forecast," "Certain Relationships and Related Party Transactions" and "Conflicts of Interest and Fiduciary Duties—Conflicts of Interest." The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates could adversely affect our ability to pay cash distributions to you.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

        As a limited partner in a partnership organized under Delaware law, you could be held liable for our obligations to the same extent as a general partner if you participate in the "control" of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. Please read "The Partnership Agreement—Limited Liability" for a discussion of the implications of the limitations on liability to a unitholder.

The control of our general partner may be transferred to a third party without unitholder consent.

        Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders so long as the third party satisfies the citizenship requirements of the Jones Act. Furthermore, there is no restriction in the partnership agreement on the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party that satisfies the citizenship requirements of the Jones Act. The new members of our general partner would then be in a position to replace the board of directors and officers of our general partner with their own choices and to control the decisions taken by the board of directors and officers of our general partner.

The members of United States Shipping Master LLC, including our executive officers, and their affiliates may engage in activities that compete directly with us.

        The omnibus agreement will not prohibit Sterling/US Shipping L.P., the other members of United States Shipping Master and their respective partners, affiliates and the funds they manage or may manage, or management, from owning assets or engaging in businesses that compete directly or indirectly with us. Only United States Shipping Master and its controlled affiliates are subject to the noncompete provisions in the omnibus agreement. In addition, Calvin Chew, Paul Gridley and Jeff Miller, our executive vice president, chairman and chief executive officer and vice president—chartering, respectively, own and operate two barges engaged in the transportation of chemical products. Under their employment agreements, Messrs. Chew, Gridley and Miller are not prohibited from acquiring and operating additional tank barges of less than 15,000 deadweight tons under specified circumstances. Please read "—Risks Inherent in Our Business—We depend on key personnel for the success of our business and some of those persons face conflicts in the allocation of their time to our business," "Management—Employment Agreements" and "Certain Relationships and Related Party Transactions—Omnibus Agreement—Noncompetition."

There is no existing market for our units, and a trading market that will provide you with adequate liquidity may not develop. The price of our units may fluctuate significantly, and you could lose all or part of your investment.

        Prior to the offering, there has been no public market for the common units. After the offering, there will be only 6,000,000 publicly traded common units, assuming no exercise of the underwriters' over-allotment option. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

        The initial public offering price for the units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

  •
  our quarterly distributions;

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  our quarterly or annual earnings or those of other companies in our industry;

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  loss of a large customer;

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  announcements by us or our competitors of significant contracts or acquisitions;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  general economic conditions;

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  the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

  •
  future sales of our common units; and

  •
  the other factors described in these "Risk Factors."

We will incur increased costs as a result of being a public company.

        We have no history operating as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the New York Stock Exchange, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a public company, we are required to have three independent directors, create additional board committees and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for our general partner to obtain director and officer liability insurance and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for our general partner to attract and retain qualified persons to serve on its board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Tax Risks

        You should read "Material Tax Consequences" for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity-level taxation by states. If the IRS were to treat us as a corporation or if we were to become subject to entity-level taxation for state tax purposes, then our cash available for distribution to you would be substantially reduced.

        The anticipated after-tax benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us.

        If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Thus, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to you, likely causing a substantial reduction in the value of the common units.

        Current law may change, causing us to be treated as a corporation for federal income tax purposes or otherwise subjecting us to entity-level taxation. For example, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us as an entity, the cash available for distribution to you would be reduced. The partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on us.

We have a subsidiary that will be treated as a corporation for federal income tax purposes and subject to corporate-level income taxes.

        We will conduct the operations of the Chemical Pioneer through a subsidiary that is organized as a corporation. We may elect to conduct additional operations through this corporate subsidiary in the future. This corporate subsidiary will be subject to corporate-level tax, which will reduce the cash available for distribution to us and, in turn, to you. If the IRS were to successfully assert that this corporation has more tax liability than we anticipate or legislation was enacted that increased the corporate tax rate, our cash available for distribution to you would be further reduced.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted, and the costs of any contest will be borne by our unitholders and our general partner.

        We have not requested any ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from our counsel's conclusions expressed in this prospectus. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel's conclusions or the positions we take. A court may not agree with some or all of our counsel's conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, the costs of any contest with the IRS will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner.

You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

        You will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from your share of our taxable income.

        We anticipate the first cash distribution you will receive from us will relate to the period from the closing of this offering until December 31, 2004. We expect to pay that cash distribution in February 2005. You will, however, be required to include in income your allocable share of our income for our taxable year ended December 31, 2004 without regard to whether you receive corresponding cash distributions.

Tax gain or loss on the disposition of our common units could be different than expected.

        If you sell your common units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions to you in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you.

Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

        Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs), regulated investment companies (known as mutual funds), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to them. Under current law, very little of our income will be qualifying income to a regulated investment company. Recent legislation passed by the United States Congress and submitted to the President for his approval treats net income derived from the ownership of certain publicly traded partnerships (including us) as qualifying income to a regulated investment company. However, this legislation is not currently in effect, will not enter into effect unless signed by the President and will only be effective for taxable years beginning after the date of enactment. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal income tax returns and pay tax on their share of our taxable income.

We will register as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder.

        We intend to register as a "tax shelter" with the U.S. Secretary of the Treasury. We will advise you of our tax shelter registration number once that number has been assigned. The IRS requires that some types of entities, including some partnerships, register as tax shelters in response to the perception that they claim tax benefits that the IRS may believe to be unwarranted. As a result, we may be audited by the IRS and tax adjustments could be made. Any unitholder owning less than a 1% profits interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in your tax returns and may lead to audits of your tax returns and adjustments of items unrelated to us. You will bear the cost of any expense incurred in connection with an examination of your personal tax return.

        Recently issued Treasury Regulations require taxpayers to report certain information on Internal Revenue Service Form 8886 if they participate in a "reportable transaction." You may be required to file this form with the IRS if we participate in a "reportable transaction." A transaction may be a reportable transaction based upon any of several factors. You are urged to consult with your own tax advisor concerning the application of any of these factors to your investment in our common units. Congress has passed legislation that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements. The Treasury Regulations also impose obligations on "material advisors" that organize, manage or sell interests in registered "tax shelters." As stated above, we intend to register as a tax shelter, and, thus, one of our material advisors will be required to maintain a list with specific information, including your name and tax identification number, and to furnish this information to the IRS upon request. You are urged to consult with your own tax advisor concerning any possible disclosure obligation with respect to your investment and should be aware that we and our material advisors intend to comply with the list and disclosure requirements.

We will treat each purchaser of units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

        Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform with all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read "Material Tax Consequences—Uniformity of Units" for a further discussion of the effect of the depreciation and amortization positions we will adopt.

You will likely be subject to state and local taxes and return filing requirements as a result of investing in our common units.

        In addition to federal income taxes, you will likely be subject to other taxes, such as state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. You will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We will initially conduct business in New Jersey, which imposes a state income tax. We may own property or conduct business in other states or foreign countries in the future. It is your responsibility to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the state and local tax consequences of an investment in our common units.

The sale or exchange of 50% or more of our capital and profits interests will result in the termination of our partnership for federal income tax purposes.

        We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. Please read "Material Tax Consequences—Disposition of Common Units—Constructive Termination" for a discussion of the consequences of our termination for federal income tax purposes.

USE OF PROCEEDS

        We expect to receive net proceeds of approximately $118.6 million from the sale of 6,000,000 common units offered by this prospectus, after deducting estimated underwriting discounts but before paying estimated offering expenses. We base this amount on an assumed initial public offering price of $21.25 per common unit.

        We intend to use the net proceeds of approximately $118.6 million from this offering to:

  •
  repay $93.8 million of outstanding indebtedness under our existing credit facility;

  •
  provide $20.5 million of working capital;

  •
  pay $1.0 million of costs incurred in connection with amending and restating our existing credit facility;

  •
  distribute $0.2 million to United States Shipping Master LLC to reimburse it for certain capital expenditures made by it related to assets that we will own after the offering; and

  •
  pay $3.1 million of expenses associated with this offering.

        As of September 30, 2004, we had outstanding under our existing credit facility approximately $193.8 million of term loans and a letter of credit in the amount of $966,000, which letter of credit reduces availability under our revolving credit facility. The revolving credit portion of the facility expires on April 13, 2009. Term loans are repaid in quarterly installments with a final maturity on March 31, 2010. Outstanding loans bear interest at a rate equal to, at our option, either: (1) in the case of Eurodollar loans, the sum of the LIBOR rate for loans in an amount substantially equal to the amount of borrowing and for the period of borrowing selected by us plus a margin of (a) 2.25% in the case of term loans and (b) between 1.75% and 2.25% in the case of revolving credit loans, depending on our total debt leverage ratio (as defined in the credit agreement) or (2) in the case of base rate loans, the higher of (a) the administrative agent's prime or base rate or (b) one-half percent plus the latest overnight federal funds rate plus in each case a margin of between 0.75% and 1.25%, depending on our total debt leverage ratio. The interest rate for our term loans at September 30, 2004 was 4.12%. We incurred this indebtedness in April 2004 and used the proceeds to refinance a prior credit facility, acquire the Charleston, repay a subordinated note to Hess, finance a portion of the cost of constructing our ATB, pay a distribution to members of United States Shipping Master LLC and pay related transaction fees.

        If the over-allotment option is exercised, we will use the net proceeds to redeem from United States Shipping Master LLC a number of common units, equal to the number of common units issued upon exercise of that option, at a price per common unit equal to the net proceeds per common unit after underwriting discounts and commissions but before other expenses. We will redeem these common units as a reimbursement for certain capital expenditures made by United States Shipping Master LLC related to assets that we will own after the offering. Please read "Conflicts of Interest and Fiduciary Duties—We will reimburse our general partner and its affiliates for expenses" and "Material Tax Consequences—Tax Treatment of Operations—Initial Tax Basis, Depreciation and Amortization" and "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction."

CAPITALIZATION

        The following table shows:

  •
  our historical capitalization as of June 30, 2004; and

  •
  our capitalization as of June 30, 2004, as adjusted to reflect the offering of the common units and related transactions and the application of the proceeds from the offering as described under "Use of Proceeds."

        This table is derived from and should be read together with our historical and unaudited pro forma consolidated financial statements and the accompanying notes. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of June 30, 2004
	Actual	As Adjusted
	(in thousands)
Long-term debt, including current portion:
Revolving credit loans	$—	$—
Term loans(1)	198,125	104,375

Total long-term debt(1)	198,125	104,375

Equity:
Members' equity	35,103	—
Held by public:
Common units	—	115,500
Held by the general partner and its affiliates:
Common units	—	(490)
Class A subordinated units	—	(2,873)
Class B subordinated units	—	(887)
General partner interest	—	(153)

Total equity	35,103	111,097

Total capitalization	$233,228	$215,472

(1)
On September 30, 2004, we made a scheduled principal payment of $4,375,000.

DILUTION

        Dilution is the amount by which the offering price paid by purchasers of common units sold in this offering will exceed the net tangible book value per common unit after the offering. Assuming an initial public offering price of $21.25 per common unit, on a pro forma basis as of June 30, 2004, after giving effect to the offering of common units and the related transactions, our net tangible book value was $111.1 million, or $7.89 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$21.25
Pro forma net tangible book value per common unit before the offering(1)	$(0.04)
Increase in net tangible book value per common unit attributable to purchasers in the offering	7.93

Less: Pro forma net tangible book value per common unit after the offering(2)		7.89

Immediate dilution in net tangible book value per common unit to purchasers in the offering		$13.36

(1)
Determined by dividing the total number of units (899,968 common units, 5,272,341 class A subordinated units, 1,627,627 class B subordinated units, and the 2% general partner interest, which has a dilutive effect equivalent to 159,182 units) to be issued to our general partner and its affiliates for their contribution of assets and liabilities to us into the net tangible book value of the assets and liabilities contributed to us by United States Shipping Master LLC of ($0.3) million. Our general partner's dilutive effect equivalent was determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98%) by our general partner's 2% general partner interest.

(2)
Determined by dividing the total number of units (6,899,968 common units, 5,272,341 class A subordinated units, 1,627,627 class B subordinated units, and the 2% general partner interest, which has a dilutive effect equivalent to 281,631 units) to be outstanding after the offering into our pro forma net tangible book value, after giving effect to the application of the net proceeds of the offering.

        The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent
General partner and its affiliates(1)(2)	8,081,567	57.4%	$(294,000)	(0.2)%
New investors	6,000,000	42.6	127,500,000	100.2

Total	14,081,567	100.0%	$127,206,000	100.0%

(1)
Upon the consummation of the transactions contemplated by this prospectus, an affiliate of our general partner will own an aggregate of 899,968 common units, 5,272,341 class A subordinated units, 1,627,627 class B subordinated units, and our general partner will own the 2% general partner interest having a dilutive effect equivalent to 281,631 units. If the underwriters' over-allotment is exercised in full, the proceeds will be used to redeem common units owned by an affiliate of our general partner. If the over-allotment option is exercised in full, our general partner and its affiliates will own no common units and new investors will own 6,899,968 common units or 100% of the common units outstanding and 49% of the total units outstanding.

(2)
The assets contributed by our general partner and its affiliates were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of June 30, 2004, was $(0.3) million.

CASH DISTRIBUTION POLICY

Distributions of Available Cash

        General.    Within approximately 45 days after the end of each quarter, beginning with the quarter ending December 31, 2004, we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through December 31, 2004 based on the actual length of the period.

        Definition of Available Cash.    We define available cash in the glossary, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

  •
  less the amount of cash reserves established by our general partner to:

  •
  provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

  •
  comply with applicable law, any of our debt instruments or other agreements; or

  •
  provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

  •
  plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter for which the determination is being made. Working capital borrowings are generally borrowings that will be made under our credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

        Intent to Distribute Minimum Quarterly Distribution.    We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.45 per unit, or $1.80 per year, to the extent we have sufficient available cash after the establishment of cash reserves and repayment of fees and expenses, including payments to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit facility. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Amended and Restated Credit Facility."

Basic Surplus and Capital Surplus

        General.    All cash distributed to unitholders will be characterized as either "basic surplus" or "capital surplus." We treat distributions of available cash from basic surplus differently than distributions of available cash from capital surplus.

        Definition of Basic Surplus.    We define basic surplus in the glossary, and for any period it generally means:

  •
  our cash balance on the closing date of this offering (approximately $20.5 million, consisting of the net proceeds of the offering to be used to provide working capital); plus

  •
  $10 million (as described below); plus

  •
  all of our cash receipts after the closing of this offering, including all amounts received from Amerada Hess Corporation pursuant to the Hess support agreement but excluding (1) cash from borrowings, other than working capital borrowings and the tax loan from our general partner, (2) sales of equity and debt securities and (3) sales or other dispositions of assets outside the ordinary course of business; plus

  •
  working capital borrowings made after the end of a quarter but before the date of determination of basic surplus for the quarter; plus

  •
  interest paid on debt incurred and cash distributions paid on equity securities issued, in each case, to finance all or any portion of the construction of a capital improvement or replacement asset, such as a new vessel or the retrofitting of an ITB, during the period from such financing until the earlier to occur of the completion of construction or the abandonment or disposal of the capital improvement; plus

  •
  interest paid on debt incurred and cash distributions paid on equity securities issued, in each case, to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued to finance the construction projects described in the immediately preceding bullet; less

  •
  all of our operating expenditures after the closing of this offering, including all amounts paid to Amerada Hess Corporation pursuant to the Hess support agreement, the repayment of working capital borrowings and the repayment of the tax loan from our general partner, but not (1) the repayment of other borrowings, (2) actual maintenance capital expenditures or (3) expansion capital expenditures; less

  •
  estimated maintenance capital expenditures and the amount of cash reserves established by our general partner for future operating expenditures.

        As described above, basic surplus does not reflect actual cash on hand at closing that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as basic surplus up to $10 million of cash we receive in the future from non-operating sources, such as the sale of a vessel, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in basic surplus would be to increase basic surplus by the amount of any such cash distributions or interest payments. As a result, we may also distribute as basic surplus up to the amount of any such cash distributions or interest payments of cash we receive from non-operating sources.

        Capital Expenditures.    For our purposes, maintenance capital expenditures are those capital expenditures required to maintain, including over the long term, the operating capacity of our capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by our capital assets. Examples of maintenance capital expenditures include capital expenditures associated with drydocking a vessel or retrofitting an existing vessel or acquiring a new vessel to the extent such expenditures are incurred to maintain the operating capacity of our fleet. To the extent, however, that capital expenditures associated with retrofitting an existing vessel or acquiring a new vessel increase the revenues of our fleet or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures.

        Because our maintenance capital expenditures can be very large and irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of basic surplus, adjusted basic surplus and available cash for distribution to our unitholders if we subtracted actual maintenance capital expenditures from basic surplus. Accordingly, to eliminate the effect on basic surplus of these fluctuations, our partnership agreement will require that an estimate of the average quarterly maintenance capital expenditures necessary to maintain the operating capacity of our capital assets over the long-term be subtracted from basic surplus each quarter as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from basic surplus is subject to review and change by the board of directors of our general partner at least once a year, provided that any change is approved by our conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business. For purposes of calculating basic surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance capital expenditures, please read "Available Cash for Distribution."

        The use of estimated maintenance capital expenditures in calculating basic surplus will have the following effects:

  •
  it will reduce the risk that maintenance capital expenditures in any one quarter will be large enough to render basic surplus less than the minimum quarterly distribution to be paid on all the units for that quarter and subsequent quarters;

  •
  it will increase our ability to distribute as basic surplus cash we receive from non-operating sources;

  •
  prior to the time we begin incurring material capital expenditures related to retrofitting or replacing tank vessels that are not double-hulled and otherwise must be phased out between May 2012 and August 2014 under OPA 90, it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions to our general partner; and

  •
  it will reduce the likelihood that a large maintenance capital expenditure in a period will prevent the general partner's affiliates from being able to convert some or all of their subordinated units into common units since the effect of an estimate is to spread the expected expense over several periods, thereby mitigating the effect of the actual payment of the expenditure on any single period.

        Definition of Capital Surplus.    We also define capital surplus in the glossary, and it generally will be generated only by:

  •
  borrowings other than working capital borrowings and the tax loan from our general partner;

  •
  sales of debt and equity securities; and

  •
  sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

        Characterization of Cash Distributions.    We will treat all available cash distributed as coming from basic surplus until the sum of all available cash distributed since we began operations equals the basic surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of basic surplus, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Periods

        General.    During the subordination periods, which we define below and in the glossary, the common units will have the right to receive distributions of available cash from basic surplus in an amount equal to the minimum quarterly distribution of $0.45 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from basic surplus may be made on any subordinated units. Distribution arrearages do not accrue on either class of the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination periods there will be available cash from basic surplus to be distributed on the common units. Both classes of our subordinated units will be owned by United States Shipping Master LLC. Until United States Shipping Master LLC has distributed to its members an amount equal to the amount invested by them plus a preferred return, which we call the return condition, distributions of or attributable to the subordinated units will be distributed among the members of United States Shipping Master LLC generally in proportion to their unreturned invested capital and preferred return. However, after the return condition occurs, only the non-management members of United States Shipping Master LLC will be entitled to receive distributions of or attributable to the class A subordinated units. The members of United States

Shipping Master that serve as our executive officers will not be entitled to receive distributions of or attributable to the class A subordinated units after the return condition occurs; the management members will then only be entitled to receive distributions of or attributable to the class B subordinated units.

        Definition of Subordination Periods.    We define the class A subordination period and class B subordination period in the glossary. The class A subordination period will extend until the first day of any quarter, beginning after December 31, 2009, and the class B subordination period will extend until the first day of any quarter, beginning after December 31, 2010, that each of the following tests are met:

  •
  distributions of available cash from basic surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

  •
  the "adjusted basic surplus" (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

  •
  there are no arrearages in payment of the minimum quarterly distribution on the common units.

If the unitholders remove the general partner without cause, the subordination periods may end early.

        Early Conversion of Class A Subordinated Units.    Before the end of the class A subordination period, up to 50% of the class A subordinated units, or up to 2,636,171 class A subordinated units, may convert into common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after:

  (1)
  December 31, 2007 with respect to 25% of the class A subordinated units; and

  (2)
  December 31, 2008 with respect to a further 25% of the class A subordinated units (based on the total amount of class A subordinated units initially issued).

        The early conversions of the class A subordinated units will occur if at the end of the applicable quarter each of the following three tests is met:

  •
  distributions of available cash from basic surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

  •
  the adjusted basic surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

  •
  there are no arrearages in payment of the minimum quarterly distribution on the common units.

        However, the second early conversion of the second 25% of the class A subordinated units may not occur until at least one year following the early conversion of the first 25% of the class A subordinated units.

        Early Conversion of Class B Subordinated Units.    Before the end of the class B subordination period, up to 50% of the class B subordinated units, or up to 813,814 class B subordinated units, may convert into common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after:

  (1)
  December 31, 2008 with respect to 25% of the class B subordinated units; and

  (2)
  December 31, 2009 with respect to a further 25% of the class B subordinated units (based on the total amount of the class B subordinated units initially issued).

        Each early conversion of the class B subordinated units will occur if at the end of the applicable quarter each of the following three tests is met:

  •
  distributions of available cash from basic surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for (1) each of the four consecutive, non-overlapping four-quarter periods immediately preceding the date of the early conversion of the first 25% of class B subordinated units and (2) each of the three consecutive, non-overlapping four-quarter periods immediately preceding the date of the early conversion of the second 25% of the class B subordinated units;

  •
  the adjusted basic surplus generated during (1) each of the four consecutive, non-overlapping four-quarter periods immediately preceding the date of the early conversion of the first 25% of class B subordinated units or (2) each of the three consecutive, non-overlapping four-quarter periods immediately preceding the date of the early conversion of the second 25% of the class B subordinated units, equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

  •
  there are no arrearages in payment of the minimum quarterly distribution on the common units.

        However, the second early conversion of the second 25% of the class B subordinated units may not occur until at least one year following the early conversion of the first 25% of the class B subordinated units.

        Accelerated Early Conversion of Class B Subordinated Units.    Notwithstanding the foregoing, 25% of the class B subordinated units may convert into common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after December 31, 2007 if:

  •
  each of the three tests set forth in the bullet points under the caption "Early Conversion of Class A Subordinated Units" above is met as of such date; and

  •
  the adjusted basic surplus generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of $2.43 on each of the outstanding common units and subordinated units during that period on a fully diluted basis and the related distribution on the 2% general partner interest during that period.

        In addition, a further 25% of the class B subordinated units may convert into common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after December 31, 2008 if each of the tests in the two bullet points immediately set forth above are met. Finally, if the test set forth in the second bullet immediately set forth above is met for any four-quarter period ending on or after December 31, 2009 and all class A subordinated units have been converted into common units, then the remaining class B subordinated units will convert into common units.

        For purposes of determining whether sufficient adjusted basic surplus has been generated under these conversion tests, the conflicts committee may adjust adjusted basic surplus upward or downward if it in good faith determines that the estimated amount of maintenance capital expenditures used in the determination of basic surplus was materially incorrect, based on circumstances prevailing at the time of original determination of the estimate.

        Definition of Adjusted Basic Surplus.    We define adjusted basic surplus in the glossary, and for any period it generally means:

  •
  basic surplus generated with respect to that period; less

  •
  any net increase in working capital borrowings with respect to that period; less

  •
  any net reduction in cash reserves for operating expenditures made with respect to that period not relating to an operating expenditure made with respect to that period; plus

  •
  any net decrease in working capital borrowings with respect to that period; plus

  •
  any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

        Adjusted basic surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Support payments we receive from Hess are included in adjusted basic surplus.

        Effect of Expiration of the Subordination Periods.    Upon expiration of the class A subordination period and class B subordination period, each outstanding class A subordinated unit and class B subordinated unit, respectively, will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

  •
  the subordination periods will end and each subordinated unit will immediately convert into one common unit;

  •
  any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

  •
  our general partner will have the right to convert its general partner interest and, if any, its incentive distribution rights into common units or to receive cash in exchange for those interests.

Distributions of Available Cash From Basic Surplus During the Subordination Periods

        We will make distributions of available cash from basic surplus for any quarter during the subordination periods in the following manner:

  •
  first, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

  •
  second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination periods;

  •
  third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  thereafter, in the manner described in "—Incentive Distribution Rights" below.

Distributions of Available Cash From Basic Surplus After the Subordination Periods

        We will make distributions of available cash from basic surplus for any quarter after the subordination periods in the following manner:

  •
  first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  thereafter, in the manner described in "—Incentive Distribution Rights" below.

Incentive Distribution Rights

        Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from basic surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

        If for any quarter:

  •
  we have distributed available cash from basic surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

  •
  we have distributed available cash from basic surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from basic surplus for that quarter among the unitholders and our general partner in the following manner:

  •
  first, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.50 per unit for that quarter (the "first target distribution");

  •
  second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.575 per unit for that quarter (the "second target distribution");

  •
  third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.70 per unit for that quarter (the "third target distribution"); and

  •
  thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

        In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Percentage Allocations of Available Cash From Basic Surplus

        The following table illustrates the percentage allocations of the additional available cash from basic surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of the unitholders and our general partner in any available cash from basic surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount," until available cash from basic surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$0.45	98%	2%
First Target Distribution	up to $0.50	98%	2%
Second Target Distribution	above $0.50 up to $0.575	85%	15%
Third Target Distribution	above $0.575 up to $0.70	75%	25%
Thereafter	above $0.70	50%	50%

Distributions from Capital Surplus

        How Distributions from Capital Surplus Will Be Made.    We will make distributions of available cash from capital surplus, if any, in the following manner:

  •
  first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in this offering an amount of available cash from capital surplus equal to the initial public offering price;

  •
  second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

  •
  thereafter, we will make all distributions of available cash from capital surplus as if they were from basic surplus.

        Effect of a Distribution from Capital Surplus.    The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

        Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from basic surplus, with 50% being paid to the holders of units and 50% to our general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

        In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

  •
  the minimum quarterly distribution;

  •
  the target distribution levels;

  •
  the unrecovered initial unit price;

  •
  the number of common units issuable during the class A subordination period without a unitholder vote; and

  •
  the number of common units into which a subordinated unit is convertible.

        For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, the number of common units issuable during the class A subordination period without a unitholder vote would double and each subordinated unit would be convertible into two common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

        In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner's estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

        General.    If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

        The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be available cash for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

        Manner of Adjustments for Gain.    The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination periods, we will allocate any gain to the partners in the following manner:

  •
  first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

  •
  second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of:

  (1)
  the unrecovered initial unit price for that common unit;

  (2)
  the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

  (3)
  any unpaid arrearages in payment of the minimum quarterly distribution;

  •
  third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner until the capital account for each subordinated unit is equal to the sum of:

  (1)
  the unrecovered initial unit price on that subordinated unit; and

  (2)
  the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

  •
  fourth, 98% to all unitholders, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to:

  (1)
  the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

  (2)
  the cumulative amount per unit of any distributions of available cash from basic surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to our general partner, for each quarter of our existence;

  •
  fifth, 85% to all unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per unit equal to:

  (1)
  the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

  (2)
  the cumulative amount per unit of any distributions of available cash from basic surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

  •
  sixth, 75% to all unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to:

  (1)
  the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

  (2)
  the cumulative amount per unit of any distributions of available cash from basic surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence; and

  •
  thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

        If the liquidation occurs after the end of the subordination periods, the distinction between common units, and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet above will no longer be applicable.

        Manner of Adjustments for Losses.    If our liquidation occurs before the end of the subordination periods, we will generally allocate any loss to our general partner and the unitholders in the following manner:

  •
  first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

  •
  second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

  •
  thereafter, 100% to our general partner.

        If the liquidation occurs after the end of the subordination periods, the distinction between common units, and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

        Adjustments to Capital Accounts.    We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partner's capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

 AVAILABLE CASH FOR DISTRIBUTION

General

        We intend to pay each quarter, to the extent we have sufficient available cash from basic surplus, the minimum quarterly distribution of $0.45 per unit, or $1.80 per unit on an annual basis, on all the common units and subordinated units. The amounts of available cash from basic surplus needed to pay the minimum quarterly distribution on the common units, the subordinated units and the 2% general partner interest to be outstanding immediately after this offering for one quarter and for four quarters are approximately:

	One Quarter	Four Quarters
	(in thousands)
Common units	$3,105	$12,420
Class A subordinated units	2,373	9,490
Class B subordinated units	732	2,930
2% general partner interest	127	507

Total	$6,337	$25,347

Estimated Available Cash for Distribution

    Estimated available cash for distribution generated during 2003 and the first half of 2004 would have been insufficient to pay the minimum quarterly distribution on all of our units.

        If we had completed the transactions contemplated in this prospectus on January 1, 2003, pro forma available cash for distribution generated during 2003 and the first half of 2004 would have been approximately $17.6 million and $20.3 million, respectively. Pro forma available cash for distribution represents available cash from basic surplus generated during the respective periods and excludes any cash from working capital or other borrowings and cash on hand on the closing date of this offering plus $10 million that are included in the cumulative calculation of basic surplus under our partnership agreement. As described in "Cash Distribution Policy," cash from these sources may also be used to pay distributions.

        In calculating pro forma available cash for distribution, we have increased general and administrative expenses by $1.7 million, which represents the additional general and administrative expenses we expect to incur as a result of being a public company, such as costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees and incremental insurance costs. However, pro forma available cash for distribution is based on our actual maintenance capital expenditures, but under the partnership agreement, we will be required to deduct from basic surplus our estimated maintenance capital expenditures, instead of our actual maintenance capital expenditures. Please read "Cash Distribution Policy—Basic Surplus and Capital Surplus." The amount of our estimated maintenance capital expenditures exceeds our actual maintenance capital expenditures in 2003, and we did not incur any maintenance capital expenditures during the six months ended June 30, 2004. The amount of estimated maintenance capital expenditures deducted from basic surplus is subject to review and change by the board of directors of our general partner not less frequently than once per year, with any change approved by our conflicts committee.

        We currently expect that our estimated maintenance capital expenditures will initially be $17.2 million per year, which is comprised of approximately $10.2 million per year for mandatory drydocking costs for all of our vessels and approximately $7.0 million per year for retrofitting our ITBs to make them OPA 90 compliant. The amount of estimated maintenance capital expenditures attributable to future drydocking expenses is based on the anticipated costs of drydockings over our next five-year drydocking cycle. Please read "Management's Discussion and Analysis of Financial

Condition and Results of Operations—Liquidity and Capital Resources—Ongoing Capital Expenditures."

        The amount of estimated maintenance capital expenditures attributable to future capital improvements takes into account the anticipated costs of retrofitting our six ITBs with double sides and for the replacement of the engines in our vessels after approximately 40 years (the estimated end of their original useful lives), and is based on the following assumptions: (1) a cost of retrofitting of $25 million per vessel, (2) a market-based rate of return and financing cost, (3) a reasonable replacement cost for each of our engines, (4) our ability to borrow at least half of the cost of retrofitting the ITBs and (5) an indefinite useful life for our vessel hulls following the retrofit. The board of directors of our general partner with the approval of our conflicts committee may determine that one or more of these assumptions should be revised, which could cause the board to increase the amount of our estimated maintenance capital expenditures. We may elect to fund some or all of these costs through the issuance of additional common units, which may be dilutive to existing unitholders. Please read "Risk Factors—The amount of estimated capital expenditures our general partner is required to deduct from basic surplus each quarter is based on our current estimates and could increase in the future."

        While at a minimum we will retrofit all of our ITBs, we may elect to construct new forebodies on some or all of our ITBs instead of retrofitting them with double sides. We estimate that the cost of constructing new forebodies will be approximately $55 million per vessel. The cost of retrofitting the ITBs compared to the cost of new forebodies, market conditions, charter rates and the availability and cost of financing will be major factors in our determination whether to retrofit the ITBs or construct new forebodies. Accordingly, no future costs associated with the possible construction of new forebodies is currently included in our estimated maintenance capital expenditures. However, if and when we conclude that our plan should be to construct new forebodies, the board of directors of our general partner with the approval of our conflicts committee will determine what portion, if any, of the incremental costs represent maintenance capital expenditures. Depending on this determination, the board of directors could increase significantly the annual amount of our estimated maintenance capital expenditures, which would decrease our basic surplus and available cash for distribution. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Oil Pollution Act of 1990."

        We derive estimated available cash for distribution by subtracting from pro forma available cash for distribution the estimated maintenance capital expenditures as required under the terms of our partnership agreement, prorated for 2003 to reflect that we acquired the Chemical Pioneer in May 2003 and did not own the Charleston during that year. Our estimated available cash for distribution generated during 2003 and the six months ended June 30, 2004 would, therefore, have been $15.1 million and $12.1 million, respectively. These amounts would have been sufficient to allow us to pay the full minimum quarterly distribution on all of our common units for those periods and approximately 18.8% and 90.7% of the minimum quarterly distribution on the subordinated units for those periods.

        We derived the amounts of pro forma available cash for distribution shown above from our pro forma financial statements in the manner described in Appendix D. The pro forma adjustments are based upon currently available information and specific estimates and assumptions. The pro forma financial statements do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, available cash for distribution is primarily a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. As a result, you should only view the amount of estimated available cash for distribution as a general indication of the amount of available cash for distribution that we might have generated had U.S. Shipping Partners L.P. been formed in earlier periods.

Forecasted Available Cash for Distribution

    We believe we will have sufficient available cash for distribution following the offering to pay the minimum quarterly distribution on all units through December 31, 2005.

        We believe that, following completion of this offering, we will have sufficient available cash for distribution to allow us to make the full minimum quarterly distribution on all outstanding common and subordinated units for each quarter through December 31, 2005. Our belief is based on a financial forecast of the expected results of operations and cash flows for U.S. Shipping Partners L.P. through December 31, 2005. Our financial forecast presents, to the best of our knowledge and belief, the expected results of operations and cash flows for U.S. Shipping Partners L.P. for the forecast period.

        Our financial forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take up to the end of the forecast period. The assumptions disclosed on pages 59 through 62 are those that we believe are significant to our financial forecast. We believe our actual results of operations and cash flows will approximate those reflected in our financial forecast; however, we can give you no assurance that our forecast results will be achieved. There will likely be differences between our forecast and the actual results and those differences could be material. If the forecast is not achieved, we may not be able to pay the full minimum quarterly distribution or any amount on our common units.

        Our financial forecast is a forward-looking statement and should be read together with the historical financial statements and the accompanying notes included elsewhere in this prospectus and together with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The financial forecast has been prepared by and is the responsibility of our management. PricewaterhouseCoopers LLP, our registered independent public accounting firm, has neither examined nor compiled the accompanying financial forecast information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports included in this prospectus relate to historical financial information of U.S. Shipping Partners L.P. and its predecessors. Those reports do not extend to the financial forecast information and should not be read to do so.

        When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under the headings "Risk Factors" and "Forward-Looking Statements" and elsewhere in this prospectus. Any of the risks discussed in this prospectus could cause our actual results of operations to vary significantly from the financial forecast.

        We are providing the financial forecast to supplement our pro forma and historical financial statements in support of our belief that we will have sufficient available cash for distribution to allow us to pay the minimum quarterly distributions on our outstanding common and subordinated units for each quarter through December 31, 2005. As described more fully in our forecast assumptions, we will drydock two of our ITBs in 2005.

        Actual distributions on common units, subordinated units and the 2% general partner interest are expected to be $29.5 million for the period between the estimated closing date of this offering (November 1, 2004) and December 31, 2005. This is the expected aggregate amount of minimum quarterly distribution for such period. These expected actual distributions consist of $4.1 million for the period from the estimated closing date of this offering through December 31, 2004 and $6.3 million for each of the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005. The distribution of $6.3 million for the quarter ending December 31, 2005 will be made in February 2006.

        We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

Financial Forecast

U.S. Shipping Partners L.P.
Statement of Forecasted Results of
Operations and Cash Flows
(in thousands)

Year ending December 31, 2005
Voyage revenue	$119,492
Vessel operating expenses	48,675
Voyage expenses	14,301
General and administrative expenses	9,019
Depreciation and amortization	26,097

Total operating expenses	98,092

Operating income	21,400
Interest expense, net	5,924

Income before benefit from income taxes	15,476
Benefit for income taxes	(685)

Net income	16,161
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	26,097
Deferred financing costs	636
Capitalized drydock costs	(12,000)
Deferred income taxes	(1,855)

Net cash provided by operating activities	29,039

Capital expenditures	(24,535)
Advances from Hess under support agreement	1,033

Net cash used in investing activities	(23,502)

Increase in credit line borrowings	23,530
Loan from general partner for income tax payment	770
Payments of distributions on common units, subordinated units and the 2% general partner interest (see Note 3)	(25,347)

Net cash used in financing activities	(1,047)

Net increase in cash from forecasted operating, investing and financing activities	$4,490

        See accompanying summary of significant accounting policies and forecast assumptions.

U.S. Shipping Partners L.P.
Summary of Significant Accounting Policies and Forecast Assumptions

Note 1:    Organization and Description of Business

        Organization.    We are a Delaware limited partnership formed on July 30, 2004 to acquire substantially all of the assets and liabilities of the subsidiaries of United States Shipping Master LLC, including their indebtedness. Our general partner is US Shipping General Partner LLC.

        We intend to offer common units, representing limited partner interests, pursuant to a public offering and to concurrently issue common units, class A subordinated units and class B subordinated units, representing additional limited partner interests, to United States Shipping Master LLC.

        Basis of Presentation.    This financial forecast has been prepared in conjunction with the planned initial public offering of common units described above. The financial forecast presents, to the best of management's knowledge and belief, our expected results of operations and cash flows for the twelve months ending December 31, 2005. Accordingly, the forecast represents management's judgment as of the date of this prospectus of the expected business and industry conditions. The assumptions disclosed herein are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. Please read "Risk Factors" and "Forward-Looking Statements" included elsewhere in this prospectus.

        Description of Business.    We provide long-haul marine transportation services, principally for refined petroleum products and, to a limited extent, petrochemical and commodity chemical products, in the U.S. domestic "coastwise" trade. Our fleet of ITBs and parcel tankers primarily serves major oil and chemical companies. We generate revenues by charging customers for the transportation and distribution of their products utilizing our vessels.

        We acquired our six ITBs in September 2002 and our two parcel tankers, the Chemical Pioneer and the Charleston, in May 2003 and April 2004, respectively. Our historical financial statements for 2003 do not reflect the operations of the Charleston and only reflect the operations of the Chemical Pioneer on the following basis: we acquired the Chemical Pioneer on May 6, 2003 and from May 6, 2003 through July 5, 2003, the vessel was bareboat chartered back to Dow Chemical and we received $4,657 per day, or $284,000 in aggregate, in revenue; for the period July 6, 2003 through November 5, 2003 the vessel was being drydocked and was not in service; and for the period November 6, 2003 through December 31, 2003, the vessel operated under contracts of affreightment. The financial forecast for 2005 assumes the Chemical Pioneer operates under contracts of affreightment for the entire year. As a result, our forecasted revenues and a number of our forecasted expense items for the twelve-month period ending December 31, 2005 reflects the first full year of operations of both of our parcel tankers.

Note 2:    Summary of Significant Accounting Policies

        Principles of Consolidation.    This financial forecast includes the accounts of U.S. Shipping Partners L.P. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

        Cash and Cash Equivalents.    We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

        Revenue Recognition.    We earn revenue under contracts of affreightment, spot voyage charters, consecutive voyage charters and time charters. For contracts of affreightment, spot voyage charters and consecutive voyage charters, revenue and voyage expenses are recognized based upon the relative transit time in each period. Although contracts of affreightment, consecutive voyage charters and certain contracts for spot voyage charters may be effective for a period in excess of one year, revenue is recognized on the basis of individual voyages, which are generally less than 15 days in duration. For time charters, revenue is recognized on a daily basis during the contract period, with expenses recognized as incurred.

        The amounts received from Hess pursuant to the Hess support agreement are not recognized as revenue but will be treated for accounting purposes as an adjustment to purchase price related to the acquisition of the ITBs from Hess upon termination of the Hess support agreement. Under the terms of our partnership agreement, the amounts received from Hess pursuant to the Hess support agreement are included in the definitions of basic surplus and adjusted basic surplus.

        Vessels and Equipment.    Vessels and equipment are recorded at cost, including transaction fees where appropriate, and depreciated using the straight-line method over the following periods: ITBs to their mandatory retirement as required by OPA 90, between 2012 and 2014; and parcel tankers—10 years. We capitalize expenditures incurred for drydocking and amortize these expenditures over 60 months for our ITBs and 30 months for our parcel tankers. The aggregate number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures during that period. Maintenance and repairs that do not improve or extend the useful lives of the assets are expensed.

        We assess impairment on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' net book value. An impairment loss would be recognized to the extent the carrying value exceeds fair value by appraisal.

        When property items are retired, sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts with any gain or loss on the dispositions included in income. Assets to be disposed of are reported at the lower of their net book value or fair value, less the estimated costs of disposal.

        Deferred Financing Costs.    Direct costs associated with obtaining long-term financing are deferred and amortized over the terms of the related financings.

        Use of Estimates.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to the useful lives of the vessels and deferred income taxes. Actual results could differ from those estimates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies."

        Concentrations of Credit Risk.    Financial instruments that potentially subject us to concentrations of credit risk are primarily cash and trade accounts receivable. We maintain our cash on deposit at a financial institution in amounts that, at times, may exceed insurable limits.

        With respect to accounts receivable, we extend credit based upon an evaluation of a customer's financial condition and generally do not require collateral. We do not believe we are exposed to concentrations of credit risk that are likely to have a material adverse effect on our financial position, results of operations or cash flows.

        Derivative Instruments.    We utilize derivative financial instruments to reduce interest rate risks. We do not hold or issue derivative financial instruments for trading purposes. Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, ("SFAS No. 133") which was amended in June 2000 by SFAS No. 138 and in May 2003 by SFAS No. 149, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows of the asset or liability hedged.

        Income Taxes.    Our income and losses will be included in the income tax returns of our unitholders. We also will have a corporate subsidiary that will include the operations of the Chemical Pioneer. This subsidiary will be subject to federal and state corporate income taxes.

        Deferred taxes represent the tax effects of differences between the financial reporting and tax bases of our assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. We evaluate the recoverability of deferred tax assets and establish a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Note 3:    Significant Forecast Assumptions

        Voyage Revenue.    The forecast assumptions are based on estimated average daily rates and vessel utilization. Estimated average daily rates and vessel utilization vary based on contract types, which comprise time charters, contracts of affreightment and spot and consecutive voyage charters.

        The forecasted voyage revenue for the year ending December 31, 2005 is $119.5 million compared to $80.5 million for the year ended December 31, 2003. The forecast includes full year revenues of $15.5 million for the Chemical Pioneer, which we purchased in May 2003, and $19.6 million of revenues for the Charleston, which we purchased in April 2004. Our 2003 results did not include the operations of the Charleston and only included voyage revenue of the Chemical Pioneer for the period November 16, 2003 to December 31, 2003. We have contracts with Dow Chemical, ExxonMobil, Koch Industries, Lyondell Chemical and Shell with specified minimum cargo requirements that will, in aggregate, account for approximately 74% of the anticipated usable capacity of the Charleston through July 2007 and 75% of the anticipated usable capacity of the Chemical Pioneer through February 2007. In addition, these contracts generally require the customer to ship excess volume of products covered by the contracts on the routes covered by the contracts on our parcel tankers. Based on historical volumes transported by our customers, we believe the customers will fully utilize the capacity of the parcel tankers. The forecasted voyage revenue for the six months ended December 31, 2004 is approximately $60.2 million.

        The forecast is comprised of contractual daily rates on three time charters, our estimates of time charter equivalent (TCE) rates for the two ITBs operating in the spot market and one ITB operating on a contract of affreightment. TCE is equal to the net voyage revenue earned by a vessel during a defined period, divided by the total number of days actually worked by that vessel during that period. In 2003, the three vessels operating under time charter contracts earned between $26,000 and $34,000 per day. These contracts were renewed or have escalation clauses which will increase rates to between $35,000 and $37,500 per day in 2005. For the two ITBs operating in the spot market, we estimate a TCE rate of $38,000 per day and for the ITB operating under a contract of affreightment, we estimate a rate of $36,000 per day. In 2003, the ITBs operating in the spot market and under contract of affreightment earned an average of $29,000 per day. Current spot charters and short term time charters are earning TCEs of $37,000 per day. Based on current industry conditions, we and Wilson Gillette believe that rates will continue to increase over the long term. We have included in our forecast an estimate of off-hire days for scheduled and unscheduled maintenance, idle time and drydocking based on historical performance. We estimated that our six ITBs will be off-hire for an aggregate 117 days, which includes 100 days for scheduled dry dockings, and that each of our parcel tankers will be off-hire for ten days.

        Advances From Hess.    We forecast payments from Hess under the Hess support agreement of $1.0 million in 2005, compared to $5.3 million in 2003.

        Vessel Operating Expenses.    The forecasted vessel operating expenses for the year ending December 31, 2005 are approximately $48.7 million, compared to $33.1 million for the year ended December 31, 2003. The forecast includes full year operating expenses for the Chemical Pioneer of $6.8 million and the Charleston of $7.1 million. Our 2003 results do not include vessel operating expenses for the Charleston, which we purchased in April 2004, and only include vessel operating expenses for the Chemical Pioneer, which we purchased in May 2003, for the period from November 6, 2003 through December 31, 2003. We incurred no vessel operating expenses in respect of the Chemical Pioneer prior to November 6, 2003, as from May 6, 2003 through July 5, 2003, the vessel was bareboat chartered to another company which paid the vessel operating expenses and from July 6, 2003 through November 5, 2003, the vessel was being drydocked. The major cost components of vessel operating expenses are labor and related costs, insurance, supplies and repair and maintenance expenses. Labor and related costs are forecasted based upon wages and benefits contracted with our two labor unions, the American Maritime Officers and the Seafarers International Union, through mid-2007, which include average wage and benefit increases of 4% per year over three years. Insurance costs are estimated based upon anticipated 7% premium increases as provided by our insurance broker for hull and machinery, property and indemnity and other insurance policies. Supplies expense is based on historical consumption and adjusted for inflation. Repair and maintenance expenses are based on routine maintenance and anticipated specific projects on major machinery on the vessels. These projects are based on manufacturers' specifications to overhaul equipment based on engine hours and time intervals. The operating expenses per vessel for the parcel tankers are higher than for the ITBs due to the larger crews necessary to operate the parcel tankers. One ITB is scheduled for an underwater survey in lieu of drydocking in 2005; the cost of the survey is included in repair and maintenance expense. The forecasted vessel operating expenses for the six months ended December 31, 2004 are approximately $24.8 million.

        Voyage Expense.    Voyage expenses include such items as fuel, port charges, canal tolls and other costs which are unique to a particular voyage. These costs can vary significantly depending on the voyage trade route. Therefore, in comparing revenues between reporting periods, we use net voyage revenues to improve comparability of reported revenues that are generated by different forms of contracts. We estimate voyage expenses of $8,200 per day for our five vessels operating in the spot market or under contracts of affreightment. This is based on our historical average for port charges and fuel consumption.

        General and Administrative Expenses.    The forecasted general and administrative expenses for the year ending December 31, 2005 are approximately $9.0 million as compared to $7.2 million for the year ended December 31, 2003. In 2003, we awarded bonuses to management and staff of $1.4 million. The forecasted general and administrative expenses are based on the historical expenses, adjusted for inflation and expected bonus levels and increased by $1.7 million for the expected incremental costs of being a public company. The forecast also reflects estimated annual wage adjustments and increased staffing since 2003. We also increased the amount of office space leased to accommodate our expanded shoreside operation. The general and administrative expenses do not include New Jersey filing fees imposed on us as a partnership. As these fees are calculated on a per partner basis taking into consideration the relative number of New Jersey resident and nonresident partners, they cannot be estimated prior to the offering. The New Jersey filing fees for us as a partnership are limited to a maximum of $0.3 million per year.

        Depreciation and Amortization.    The forecasted depreciation and amortization for the year ending December 31, 2005 is approximately $26.1 million, compared to $17.9 million for the year ended December 31, 2003. The increase is attributable to a full year of amortization of capitalized drydock expenditures and depreciation of the Chemical Pioneer, which we purchased in May 2003 and drydocked from July 6, 2003 through November 5, 2003, the depreciation of the Charleston, which we purchased in April 2004 and was not included in the 2003 results, and the amortization of capitalized drydock expenditures for the two ITBs scheduled to be drydocked in 2005. The forecasted depreciation and amortization for the six months ended December 31, 2004 is approximately $12.4 million.

        Interest Expense, Net.    The forecasted net interest expense for the year ending December 31, 2005 is approximately $5.9 million, compared to $10.0 million for the year ended December 31, 2003. In 2003, our average debt balance was approximately $149.0 million with interest rates between 5.6% and 9.0% on various financing facilities. Interest expense in 2003 included approximately $0.6 million for the amortization of financing fees. Our forecast is based on our assumption that we will have an average of $123.1 million of debt outstanding during 2005 at an estimated rate of 5.75% per annum and will capitalize approximately $1.6 million of interest during the construction of the ATB. Interest expense in our forecast includes $0.6 million for the amortization of financing fees.

        Income Taxes.    Our income and losses will be included in the income tax returns of our unitholders. We also will have a corporate subsidiary that will include the operations of the Chemical Pioneer. This subsidiary will be subject to federal and state corporate income taxes.

        Deferred taxes represent the tax effects of differences between the financial reporting and tax bases of our assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. We evaluate the recoverability of deferred tax assets and establish a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

        Capital Expenditures.    Capital expenditures represents payments for building the ATB.

        Drydock Expenses.    Drydock expenses of $12.0 million represent our estimate of the cost of drydocking the Jacksonville and the New York during 2005 based on our historical experience in drydocking the ITBs. During 2003 we drydocked the Chemical Pioneer following its acquisition for an upgrade to bring the vessel to our operational standards.

        Increase in credit line borrowings.    The increase in credit line borrowings represents drawdowns on the $130.0 million term loan facility, which is part of our expected amended and restated $180.0 million credit facility, to assist in financing the construction in progress and drydocks described above. We are permitted to make working capital borrowings in order to pay the minimum quarterly distribution. Please read "Risk Factors—Risks Inherent in an Investment in Us—Our general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to the detriment of our unitholders," "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Amended and Restated Credit Facility" and "Conflicts of Interest and Fiduciary Duties—Conflicts of Interest—Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units."

        Loan from general partner for income tax payment.    Our general partner has agreed to lend us an amount equal to the lesser of (i) $770,000 and (ii) the 2005 estimated tax liability of our subsidiary that owns the Chemical Pioneer. The loan will bear interest at the minimum applicable federal rate. The loan is due on December 31, 2014, although we are obligated to repay the loan beginning in 2007 to the extent that the revenues less the vessel operating expenses and voyage expenses of our subsidiary that owns the Chemical Pioneer exceeds specified levels. Under the terms of our partnership agreement, the loan amounts received from our general partner are included in the definitions of basic surplus and adjusted basic surplus.

        Payments of distributions on common units, subordinated units and the 2% general partner interest.    Payments of distributions on common units, subordinated units and the 2% general partner interest includes an estimated $4.1 million distribution for the period from the estimated closing date of the offering (November 1, 2004) through December 31, 2004. Quarterly distributions are paid within 45 days after the close of each quarter.

        Net increase in cash from forecasted operating, investing and financing activities.    The net increase in cash of $4.5 million forecasted by operating, investing and financing activities in respect of the year ending December 31, 2005 is attributable to cash provided by operating activities of $29.0 million less the cash used in investing activities of $23.5 million, which is primarily driven by the capital expenditures for the ATB, and cash used in financing activities of $1.0 million, which is the net of borrowings under our credit facility less distributions made to unit holders.

  Forecast of Available Cash for Distribution

        The following table sets forth our calculation of forecasted available cash for distribution generated during the twelve months ending December 31, 2005 based on the statement of forecasted results of operations and cash flows set forth above. This calculation represents available cash from basic surplus generated during the period and excludes any cash from working capital or other borrowings and cash on hand on the closing date of this offering plus $10 million that are included in the cumulative calculation of basic surplus under our partnership agreement. As described in "Cash Distribution Policy," cash from these sources may also be used to pay distributions.

        Available cash from basic surplus is calculated pursuant to our partnership agreement and is different from net cash provided by, or used in, operating, investing and financing activities. For instance, in calculating available cash from basic surplus, our partnership agreement requires us to subtract an estimate of the average annual maintenance capital expenditures necessary to maintain the operating capacity of our capital assets over the long-term as opposed to the actual amounts spent.

        Our calculation of available cash from basic surplus is derived from the terms of our partnership agreement and forms the basis for the amount that we distribute. The amount of available cash from basic surplus as so calculated may be more than the amount of cash actually distributed.

Forecasted Twelve Months Ending December 31, 2005
(in thousands)
Net income	$16,161
Add:
Depreciation and amortization	26,097
Advances from Hess under support agreement	1,033
Provision (benefit) for income taxes	(685)
Interest expense, net	5,924
Loan from general partner for income tax payment	770
Less:
Estimated maintenance capital expenditures(1)	17,200
Interest paid	5,288
Income taxes paid	1,170

Forecast of available cash for distribution(2)	$25,642

(1)
Our partnership agreement requires us to subtract an estimate of the average annual maintenance capital expenditures necessary to maintain the operating capacity of our capital assets over the long term as opposed to the actual amounts spent.

(2)
The amount of available cash from basic surplus needed to distribute the minimum quarterly distributions for four quarters on the common units and subordinated units to be outstanding immediately after this offering and on the 2% general partner interest is as follows:

Four Quarters Ending December 31, 2005
(in thousands)
Common units	$12,420
Subordinated units	12,420
General partner	507

Total	$25,347

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

        The following table presents selected historical financial and operating data of our predecessor, United States Shipping Master LLC, and pro forma financial data of U.S. Shipping Partners L.P., in each case for the periods and as of the dates indicated. The selected historical financial data for United States Shipping Master LLC as of December 31, 2002 and 2003, the period from July 16, 2002 through December 31, 2002 and the year ended December 31, 2003 and for the Catug Group, a division of Amerada Hess Corporation, for the year ended December 31, 2001 and the period from January 1, 2002 through September 12, 2002 are derived from the audited consolidated financial statements of United States Shipping Master LLC and the combined financial statements of the Catug Group, respectively, included elsewhere in this prospectus. The selected historical financial data of the Catug Group as of December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999 and 2000 are derived from unaudited financial statements of the Catug Group that are not included herein. The selected historical financial data of United States Shipping Master LLC as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 are derived from the unaudited consolidated financial statements of United States Shipping Master LLC included elsewhere in this prospectus. In management's opinion, these unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial data for the periods presented. The results of operations for the interim period are not necessarily indicative of the operating results for the entire year or any future period.

        The unaudited pro forma consolidated financial statements of U.S. Shipping Partners L.P. give pro forma effect to (1) the contribution of substantially all of the assets and liabilities of United States Shipping Master LLC to U.S. Shipping Partners L.P., (2) the completion of this offering and use of the net proceeds of the offering as described in "Use of Proceeds" and (3) the amendment and restatement of our existing credit facility concurrently with this offering. The unaudited pro forma financial data presented as of June 30, 2004 and for the year ended December 31, 2003 and for the six months ended June 30, 2004 are derived from our unaudited pro forma consolidated financial statements. The unaudited pro forma balance sheet assumes the items listed above occurred as of June 30, 2004. The unaudited pro forma income statement data for the year ended December 31, 2003, and the six months ended June 30, 2004, assumes the items listed above occurred as of January 1, 2003. A more complete explanation can be found in our unaudited pro forma consolidated financial statements included elsewhere in this prospectus.

        The following table presents a non-GAAP financial measure, EBITDA, which we use in our business. This measure is not calculated or presented in accordance with GAAP. We explain this measure below and reconcile it to its most directly comparable financial measure calculated and presented in accordance with GAAP in "—Non-GAAP Financial Measure" below.

        We define maintenance capital expenditures as those capital expenditures required to maintain, including over the long term, the operating capacity of our capital assets, and expansion capital expenditures as those capital expenditures that increase the operating capacity of or revenue generated by our capital assets. Examples of maintenance capital expenditures include capital expenditures associated with drydocking a vessel, retrofitting an existing vessel to make it OPA 90 compliant or acquiring a new vessel to the extent such expenditures are incurred to maintain the operating capacity of our fleet. To the extent, however, capital expenditures associated with retrofitting an existing vessel or acquiring a new vessel also increase the operating capacity or revenues of our fleet, those capital expenditures would be classified as expansion capital expenditures.

        Drydocking expenditures are more extensive in nature than normal routine maintenance and, therefore, are capitalized and amortized over 60 months for our ITBs and 30 months for our parcel tankers. For more information regarding our accounting treatment of drydocking expenditures, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Depreciation and Amortization."

        When reading the following table, you should understand the meaning of terms we use in our financial statements. We discuss and explain the meaning of these terms under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Definitions."

					United States Shipping Master LLC Historical
	Catug Group of Amerada Hess Historical
									U.S. Shipping Partners L.P. Pro Forma
							Six Months Ended June 30,
	Year Ended Dec. 31,				Period from July 16 – December 31, 2002(2)
				Period January 1 – Sept. 12, 2002(1)		Year Ended Dec. 31, 2003			Year Ended Dec. 31, 2003	Six Months Ended June 30, 2004
	1999	2000	2001(1)				2003	2004
					(dollars in thousands, other than TCE's and per unit amounts)		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income Statement Data:
Voyage revenues	$55,191	$56,304	$53,250	$44,796	$19,713	$80,514	38,884	$53,770	$80,514	$53,770

Vessel operating expenses	41,498	38,909	39,834	28,368	7,766	33,143	15,076	20,414	33,143	20,414
Voyage expenses	9,410	10,110	4,110	2,717	2,386	9,889	4,341	9,120	9,889	9,120
General and administrative expenses	2,263	4,039	3,669	2,676	2,184	7,153	2,588	3,502	8,289	4,034
Depreciation and amortization	3,421	3,423	3,422	2,683	5,070	17,921	8,501	11,521	17,921	11,521

Total operating expenses	56,592	56,481	51,035	36,444	17,406	68,106	30,506	44,557	69,242	45,089
Operating income	(1,401)	(177)	2,215	8,352	2,307	12,408	8,378	9,213	11,272	8,681
Interest expense	—	—	—	—	2,978	10,039	5,049	5,129	5,289	2,914
Loss on debt extinguishment	—	—	—	—	—	—	—	3,167	—	3,167
Other expense (income), net	—	—	—	—	(25)	(136)	(63)	(107)	(136)	(107)

Income (loss) before provision (benefit) for income taxes	(1,401)	(177)	2,215	8,352	(646)	2,505	3,392	1,024	6,119	2,707
Provision (benefit) for income taxes	(485)	(55)	784	2,931	18	72	25	43	(1,304)	(446)

Net income (loss)	$(916)	$(122)	$1,431	$5,421	$(664)	$2,433	$3,367	$981	$7,423	$3,153

Pro forma net income per unit:
Basic and diluted									$0.57	$0.24

Balance Sheet Data (at period end):
Vessels and equipment, net	$36,338	$32,915	$29,493	$45,003	$186,912	$187,321	$184,279	$206,861		$206,365
Total assets	$72,274	$64,374	$55,707	$68,351	$199,308	$207,070	$199,841	$248,181		$234,289
Total debt	$—	$—	$—	$—	$153,750	$144,375	$142,125	$198,125		$104,375
Members'/partners' equity	$46,122	$38,615	$34,096	$48,852	$39,078	$47,724	$47,807	$35,103		$111,097
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$4,731	$7,385	$5,950	$8,858	$1,821	$10,615	$12,930	$11,349
Investing activities	$(11)	$—	$—	$(18,193)	$(160,928)	$(1,057)	$(3,775)	$(28,009)
Financing activities	$(4,720)	$(7,385)	$(5,950)	$9,335	$162,333	$(4,219)	$(5,775)	$32,153
Other Financial Data:
EBITDA	$2,020	$3,246	$5,637	$11,035	$7,377	$30,329	$16,879	$17,567	$29,193	$17,035
Capital expenditures
Expansion	$—	$—	$—	$18,193	$191,982	$5,881	$5,496	$31,060	$5,881	$31,060
Maintenance	—	—	—	—	—	$12,448	$372	—	12,448	—

Total capital expenditures	$—	$—	$—	$18,193	$191,982	$18,329	$5,868	$31,060	$18,329	$31,060

Operating Data:
Number of vessels	6	6	6	6	6	7	6	8
Total barrel carrying capacity (in thousands at period end)	2,160	2,160	2,160	2,160	2,160	2,375	2,160	2,735
Total vessel days	2,190	2,196	2,190	1,530	660	2,430	1,086	1,338
Days worked	2,189	2,097	2,040	1,488	587	2,298	1,082	1,310
Drydocking days	—	91	139	42	73	122	—	—
Net utilization(4)	100%	95%	93%	97%	89%	95%	99%	98%
Average Daily Time Charter Equivalents — ITBs(1)(5)	$20,910	$22,030	$24,090	$29,740	$29,520	$31,590	$31,680	$34,030
Average Daily Time Charter Equivalents — Parcel tankers(3)(5)	$—	$—	$—	$—	$—	$31,505	$—	$30,340

(1)
The year ended December 31, 2001 and the period from January 1, 2002 through September 12, 2002, do not include the one ITB that the Catug Group chartered to another division of Hess at a rate less than the market rate.

(2)
Although the predecessor of United States Shipping Master LLC was formed on July 16, 2002, it did not commence operations until it acquired the six ITBs from Hess on September 13, 2002.

(3)
Since November 6, 2003 for the Chemical Pioneer. From May 6, 2003, the date we acquired the vessel, until July 5, 2003, the Chemical Pioneer was bareboat chartered to a third party and from July 6, 2003 to November 5, 2003 the Chemical Pioneer was in drydock. Since April 28, 2004, the date of acquisition, for the Charleston.

(4)
"Net utilization" is a percentage equal to the total number of days actually worked by a group of vessels during a defined period, divided by the number of calendar days in the period multiplied by the number of vessels operating in the period.

(5)
"Average Daily Time Charter Equivalent," or TCE, equals the net voyage revenue earned by a vessel or group of vessels during a defined period, divided by the total number of days actually worked by that vessel or group of vessels during that period. We principally use net voyage revenue, rather than voyage revenue, when comparing performance in different periods. We derive our voyage revenue from time charters, contracts of affreightment, consecutive voyage charters and spot charters which are described in more detail under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations." One of the principal distinctions among these types of contracts is whether the vessel operator or the customer pays for voyage expenses, which include fuel, port charges, pilot fees, tank cleaning costs and canal tolls. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the vessel operator, pay the voyage expenses, we typically pass these expenses on to our customers by charging higher rates under the contract. As a result, although voyage revenue from different types of contracts may vary, the net revenue that remains after subtracting voyage expenses, which we call net voyage revenues, is comparable across the different types of contracts.

Non-GAAP Financial Measure

        EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and our banks, to assess:

  •
  the financial performance of our assets without regard to financing methods, capital structures or historical cost basis;

  •
  the ability of our assets to generate cash sufficient to pay interest on our indebtedness and to make distributions to our partners;

  •
  our operating performance and return on invested capital as compared to those of other companies in the marine transportation business, without regard to financing methods and capital structure; and

  •
  our compliance with certain financial covenants included in our debt agreements.

        EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

					United States Shipping Master LLC Historical
	Catug Group of Amerada Hess Historical
									U.S. Shipping Partners L.P. Pro Forma
							Six Months Ended June 30,
	Year Ended December 31,				Period from July 16 – December 31, 2002
				Period January 1 – Sept. 12, 2002		Year Ended Dec. 31, 2003			Year Ended Dec. 31, 2003	Six Months Ended June 30, 2004
	1999	2000	2001				2003	2004
							(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands)
Reconciliation of "EBITDA" to "Net income":
Net income (loss)	$(916)	$(122)	$1,431	$5,421	$(664)	$2,433	$3,367	$981	$7,423	$3,153
Depreciation	3,421	3,423	3,422	2,683	5,070	17,921	8,501	11,521	17,921	11,521
Interest expense	—	—	—	—	2,978	10,039	5,049	5,129	5,289	2,914
Provision (benefit) for income taxes	(485)	(55)	784	2,931	18	72	25	43	(1,304)	(446)
Interest income	—	—	—	—	(25)	(136)	(63)	(107)	(136)	(107)

EBITDA	$2,020	$3,246	$5,637	$11,035	$7,377	$30,329	$16,879	$17,567	$29,193	$17,035

Reconciliation of "EBITDA" to "Net cash provided by operating activities":
Net cash provided by operating activities	$4,731	$7,385	$5,950	$8,858	$1,821	$10,615	$12,930	$11,349
Payment of drydocking expenditures	6,226	3,542	5,206	3,586	—	12,448	372	—
Interest paid	—	—	—	—	2,815	9,472	4,777	4,703
Loss on debt extinguishment	—	—	—	—	—	—	—	(3,167)
(Increase) decrease in operating working capital	(8,452)	(7,626)	(6,303)	(4,340)	2,739	(2,212)	(1,204)	4,673
Income taxes paid	(485)	(55)	784	2,931	2	6	4	9

EBITDA	$2,020	$3,246	$5,637	$11,035	$7,377	$30,329	$16,879	$17,567

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion of the financial condition and results of operations of United States Shipping Master LLC in conjunction with the historical consolidated financial statements of United States Shipping Master LLC, the unaudited pro forma consolidated financial statements of U.S. Shipping Partners L.P. and the audited financial statements of the Catug Group (a division of Amerada Hess Corporation) included elsewhere in this prospectus. Among other things, those historical and pro forma financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that are based on management's current expectations, estimates and projections about our business and operations. Our actual results may differ from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those described under the caption "Risk Factors" and elsewhere in this prospectus.

Overview

        We are a leading provider of long-haul marine transportation services, principally for refined petroleum products, in the U.S. domestic "coastwise" trade. We are also involved, to a limited extent, in the coastwise transportation of petrochemical and commodity chemical products. Marine transportation is a vital link in the distribution of refined petroleum, petrochemical and commodity chemical products in the United States, with approximately 28% of domestic refined petroleum products being transported by water in 2002. Our fleet consists of eight tank vessels: six integrated tug barge units, or ITBs, and two specialty refined petroleum and chemical product, or parcel, tankers. Our primary customers are major oil and chemical companies. A significant portion of our fleet capacity is currently committed to these companies pursuant to contracts with initial terms of one year or more, which provides us with a relatively predictable level of cash flow. We do not assume ownership of any of the products that we transport on our vessels.

        Our market is largely insulated from direct foreign competition because the Merchant Marine Act of 1920, commonly referred to as the Jones Act, restricts U.S. point-to-point maritime shipping to vessels operating under the U.S. flag, built in the United States, at least 75% owned and operated by U.S. citizens and manned by U.S. crews. All of our vessels are qualified to transport cargo between U.S. ports under the Jones Act.

        We began operations in September 2002 when we acquired our six ITBs from a division of Amerada Hess that was managed by several executive officers of our general partner. Our six ITBs primarily transport clean refined petroleum products, such as gasoline, diesel fuel, heating oil, jet fuel and lubricants, from refineries and storage facilities to a variety of destinations, including other refineries and distribution terminals. Four of our ITBs are currently operating under contracts with Hess, BP and Shell, one of which expires in September 2005 and one of which expires in January 2006, with the remaining two expiring in late 2006. Our remaining two ITBs are currently operating in the spot market. Regardless of our contract rates and rates in the spot market, we are assured specified minimum charter rates for our ITBs through September 13, 2007, subject to certain limited exceptions, pursuant to a support agreement we entered into with Hess in connection with our acquisition of the six ITBs.

        Our two parcel tankers, the Chemical Pioneer and the Charleston, which we acquired in May 2003 and April 2004, respectively, primarily transport specialty refined petroleum, petrochemical and commodity chemical products, such as lubricants, paraxylene, caustic soda and glycols, from refineries and petrochemical manufacturing facilities to other manufacturing facilities or distribution terminals. We have contracts with Dow Chemical, ExxonMobil, Koch Industries, Lyondell Chemical and Shell with specified minimum volumes that will, in aggregate, account for approximately 74% of the anticipated usable capacity of the Charleston through July 2007 and 75% of the anticipated usable capacity of the Chemical Pioneer through February 2007. In addition, these customers are required to ship on our parcel tankers any additional volume of these products stipulated in the contracts. As a result, we expect these companies will utilize substantially all of the non-committed capacity of these vessels during those periods.

        In August 2004, we signed a fixed-price contract for construction of a 19,999 ton articulated tug barge unit, or ATB, which is scheduled to be delivered in early 2006. We have entered into contracts to carry commodity chemical products with specified minimum cargo volumes that will utilize approximately 77% of the ATB's anticipated capacity through September 2007 and approximately 67% of the ATB's anticipated capacity thereafter through June 2010. If delivery of the ATB is delayed, we anticipate that we will either use available cargo capacity on one of our vessels or charter additional vessels to meet our contractual obligations pending delivery of the ATB. Our ATB construction contract also provides us with options to purchase three additional ATBs over the next 24 months at fixed prices, subject to limited exceptions.

        We generate revenue by charging customers for the transportation and distribution of their products utilizing our vessels. These services are generally provided under the following four basic types of contractual relationships:

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  time charters, which are contracts to charter a vessel for a fixed period of time, generally one year or more, at a set daily rate;

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  contracts of affreightment, which are contracts to provide transportation services for products over a specific trade route, generally for one or more years, at a negotiated rate per ton;

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  consecutive voyage charters, which are charters for a specified period of time at a negotiated rate per ton; and

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  spot charters, which are charters for shorter intervals, usually a single round-trip, that are made on either a current market rate or lump sum contractual basis.

The principal difference between contracts of affreightment and consecutive voyage charters is that in contracts of affreightment the customer is obligated to transport a specified minimum amount of product on our vessel during the contract period, while in a consecutive voyage charter the customer is obligated to fill the contracted portion of the vessel with its product every time the vessel calls at its facility during the contract period and, if the customer does not have product ready to ship, it must pay us for idle time.

        The table below illustrates the primary distinctions among these types of contracts:

	Time Charter	Contract of Affreightment	Consecutive Voyage Charter	Spot Charter
Typical contract length	One year or more	One year or more	One year or more	Single voyage
Rate basis	Daily	Per ton	Per ton	Varies
Voyage expenses	Customer pays	We pay	We pay	We pay
Vessel operating expenses	We pay	We pay	We pay	We pay
Idle time	Customer pays as long as vessel is available for operations	Customer does not pay	Customer pays if cargo not ready	Customer does not pay

        During 2003 and the first six months of 2004, we derived approximately 75% and 69%, respectively, of our revenue under time charters, consecutive voyage charters and contracts of affreightment, and approximately 25% and 31%, respectively, of our revenue from spot charters.

        The amounts received from or paid to Hess pursuant to the Hess support agreement are not recognized as revenue or expense but are deferred for accounting purposes and will be reflected as an adjustment to the purchase price relating to the acquisition of the ITBs. Please read "Business—Our Vessels—Integrated Tug Barge Unit Fleet—Hess Support Agreement" for a discussion of the terms of the Hess support agreement.

Definitions

        In order to understand our discussion of our results of operations, it is important to understand the meaning of the following terms used in our analysis and the factors that influence our results of operations:

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  Voyage revenue. Voyage revenue includes revenue from time charters, contracts of affreightment, consecutive voyage charters and spot charters. Voyage revenue is impacted by changes in charter and utilization rates and by the mix of business among the types of contracts described in the preceding sentence.

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  Vessel operating expenses. We pay the vessel operating expenses regardless of whether we are operating under a time charter, contract of affreightment, consecutive voyage charter or spot charter. The most significant direct vessel operating expenses are crewing costs, vessel maintenance and repairs, bunkers and lube oils and marine insurance.

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  Voyage expenses. Voyage expenses include items such as fuel, port charges, pilot fees, tank cleaning costs, canal tolls and other costs which are unique to a particular voyage. These costs can vary significantly depending on the voyage trade route. Depending on the form of contract, either we or our customer is responsible for these expenses. If we pay voyage expenses, they are included in our results of operations when they are incurred. Typically, our freight rates are higher when we pay voyage expenses. Our contracts of affreightment and consecutive voyage charters generally contain escalation clauses whereby certain cost increases, including labor and fuel, can be passed on to our customers.

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  Depreciation and amortization. We incur fixed charges related to the depreciation of the historical cost of our fleet and the amortization of expenditures for drydockings. The aggregate number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

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  General and administrative expenses. General and administrative expenses consist of employment costs for shoreside staff and cost of facilities, as well as legal, audit and other administrative costs. After the offering, we expect to incur approximately $1.7 million in additional annual general and administrative expenses related to being a publicly traded partnership.

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  Total vessel days. Total vessel days are equal to the number of calendar days in the period multiplied by the total number of vessels operating or in drydock during that period.

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  Days worked. Days worked are equal to total vessel days less drydocking days and days off-hire.

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  Drydocking days. Drydocking days are days designated for the inspection and survey of vessels, and resulting maintenance work, as required by the U.S. Coast Guard and the American Bureau of Shipping to maintain the vessels' qualification to work in the U.S. coastwise trade. Both domestic (U.S. Coast Guard) and international (International Maritime Organization) regulatory bodies require that our ITBs be drydocked for major repair and maintenance every five years, with a mid-period underwater survey in lieu of drydocking, and our parcel tankers be drydocked twice every five years. Drydocking days also include unscheduled instances where vessels may have to be drydocked in the event of accidents or other unforeseen damage.

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  Net utilization. Net utilization is a primary measure of operating performance in our business. Net utilization is a percentage equal to the total number of days worked by a vessel or group of vessels during a defined period, divided by total vessel days for that vessel or group of vessels. Net utilization is adversely impacted by drydocking, scheduled and unscheduled maintenance and idle time not paid for by the customer.

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  Net voyage revenue. Net voyage revenue is equal to voyage revenue less voyage expenses. As explained above, the amount of voyage expenses we incur for a particular voyage depends upon the form of the contract. Therefore, in comparing revenues between reporting periods, we use net voyage revenue to improve the comparability of reported revenues that are generated by the different forms of contracts.

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  Time charter equivalent. Time charter equivalent, another key measure of our operating performance, is equal to the net voyage revenue earned by a vessel during a defined period, divided by the total number of actual days worked by that vessel during that period. Fluctuations in time charter equivalent result not only from changes in charter rates charged to our customers, but from external factors such as weather or other delays.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles, or GAAP. In preparing these financial statements, we are required to make certain estimates, judgments and assumptions. These estimates, judgments and assumptions affect the reported amounts of our assets and liabilities, including the disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of our revenues and expenses during the periods presented. We evaluate these estimates and assumptions on an ongoing basis. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable at the time the estimates and assumptions are made. However, future events and their effects cannot be predicted with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from these estimates and assumptions under different circumstances or conditions, and such differences may be material to the financial statements. We believe that, of our significant accounting policies discussed in Note 2 to our consolidated financial statements, the following may involve a higher degree of judgment.

Revenue Recognition

        We earn revenue under contracts of affreightment, spot charters, consecutive voyage charters and time charters. For contracts of affreightment, spot charters and consecutive voyage charters, revenue and voyage expenses are recognized based upon the relative transit time in each period. Although contracts of affreightment, consecutive voyage charters and certain contracts for spot charters may be effective for a period in excess of one year, revenue is recognized on the basis of individual voyages, which are generally less than 15 days in duration. For time charters, revenue is recognized on a daily basis over the contract period, with expenses recognized as incurred.

Depreciation and Amortization

        Vessels and equipment are recorded at cost, including transaction fees where appropriate, and depreciated using the straight-line method as follows: ITBs to their mandatory retirement as required by OPA 90, between 2012 and 2014; and parcel tankers—10 years. We capitalize expenditures incurred for drydocking and amortize these expenditures over 60 months for our ITBs and 30 months for our parcel tankers. The aggregate number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures. Maintenance and repairs that do not improve or extend the useful lives of the assets are expensed.

        The gross book values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. We record impairment losses only when events occur that cause us to believe that future cash flows for any individual vessel will be less than its net book value. The net book value of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's net book value. This assessment is made at the individual vessel level since separately identifiable cash flow information for each vessel is available.

        In developing estimates of future cash flows, we must make assumptions about future charter rates, vessel operating expenses and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Accounts Receivable

        We extend credit to our customers in the normal course of business. We regularly review our accounts, estimate the amount of uncollectible receivables each period and establish an allowance for uncollectible amounts. The amount of the allowance is based on the age of unpaid amounts, information about the current financial strength of customers and other relevant information known. Historically, credit risk with respect to our trade receivables has generally been considered minimal because of the financial strength of our customers.

Deferred Income Taxes

        We provide deferred taxes for the tax effects of differences between the financial reporting and tax bases of assets and liabilities, which are recorded at enacted tax rates in effect for the years in which the differences are projected to reverse. A valuation allowance is provided, if necessary, for deferred tax assets that are not expected to be realized.

Results of Operations

        A comparison of our results of operations for the periods presented may not necessarily be meaningful because:

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  Our results of operations for 2001 and the period January 1, 2002 to September 12, 2002 reflect the ownership and operation of our ITBs by Hess, rather than by us. Hess used different policies of accounting with respect to drydocking expenses than we do, and charged certain general and administrative expenses on an intercompany basis based on estimated levels of usage.

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  Our results of operations only include the Chemical Pioneer from May 6, 2003, when we acquired it; from May 6, 2003 through July 5, 2003, the vessel was bareboat chartered back to Dow Chemical and we received $4,657 per day, or $0.3 million in the aggregate, in revenue; for the period July 6, 2003 through November 5, 2003 the vessel was being drydocked and was not in service; and from November 6, 2003 through the end of the year the vessel operated under contracts of affreightment. Under the bareboat charter, the customer leased and operated the vessel utilizing its own operating staff.

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  Our results of operations only include the operations of the Charleston from April 28, 2004, when we acquired it.

        During the periods the vessels were operated by the Catug Group, one of the ITBs was chartered to another division of Hess pursuant to a contract of affreightment at a rate less than the market rate. All of the other ITBs were chartered to third party customers on long-term time charters or spot charters. Each entity included in the Catug Group is a direct or indirect wholly owned subsidiary or division of Hess. Hess provided all required financial, legal, risk management, human resources and management information system services to the Catug Group and satisfied all the Catug Group's capital requirements in excess of internally generated funds. The fees charged for these services were based upon the estimated level of time expended by the functional units plus volume-related charges for information systems activities.

        The following table summarizes our results of operations for the periods presented:

	Catug Group of Amerada Hess Corporation		United States Shipping Master LLC
		Period from January 1, 2002 to September 12, 2002			Six Months Ended June 30,
	Year Ended December 31, 2001		Period from July 16, 2002 to December 31, 2002(1)	Year Ended December 31, 2003
					2003	2004
	(Dollars in thousands, except TCE rates)
					(unaudited)
Voyage revenue	$53,250	$44,796	$19,713	$80,514	$38,884	$53,770
Vessel operating expenses	39,834	28,368	7,766	33,143	15,076	20,414
% of voyage revenue	74.8%	63.3%	39.4%	41.2%	38.8%	38.0%
Voyage expenses	4,110	2,717	2,386	9,889	4,341	9,120
% of voyage revenue	7.7%	6.1%	12.1%	12.3%	11.2%	17.0%
General and administrative expenses	3,669	2,676	2,184	7,153	2,588	3,502
% of voyage revenue	6.9%	6.0%	11.1%	8.9%	6.7%	6.5%
Depreciation and amortization	3,422	2,683	5,070	17,921	8,501	11,521

Operating income	2,215	8,352	2,307	12,408	8,378	9,213
% of voyage revenue	4.2%	18.6%	11.7%	15.4%	21.5%	17.1%
Interest expense	—	—	2,978	10,039	5,049	5,129
Loss on debt extinguishment	—	—	—	—	—	3,167
Other income	—	—	(25)	(136)	(63)	(107)

Income before provision for income taxes	2,215	8,352	(646)	2,505	3,392	1,024
Provision for income taxes	784	2,931	18	72	25	43

Net income	$1,431	$5,421	$(664)	$2,433	$3,367	$981

ITBs
Total vessel days	2,190	1,530	660	2,190	1,086	1,338
Days worked	2,040	1,488	587	2,180	1,082	1,310
Drydocking days	139	42	73	—
Net utilization	93%	97%	89%	99%	99%	98%
Average Time Charter Equivalent Rate(2)	$24,090	$29,740	$29,520	$31,590	$31,680	$34,030

Parcel Tankers(3)
Total Vessel Days	—	—	—	47	—	246
Days Worked	—	—	—	47	—	224
Drydocking Days	—	—	—	122	—	—
Net utilization	—	—	—	100%	—	91%
Average Parcel Tanker Time Charter Equivalent Rate	—	—	—	$31,505	—	$34,342

(1)
Although the predecessor of United States Shipping Master LLC was formed on July 16, 2002, it did not commence operations until it acquired the six ITBs from Hess on September 13, 2002.

(2)
For 2001 and the period from January 1, 2002 through September 12, 2002, do not include the one ITB that the Catug Group chartered to another division of Hess at a rate less than the market rate.

(3)
Since November 6, 2003 for the Chemical Pioneer. From May 6, 2003, the date we acquired the vessel, until July 5, 2003, the Chemical Pioneer was bareboat chartered to a third party and from July 6, 2003 to November 5, 2003 the Chemical Pioneer was in drydock. Since April 28, 2004, the date of acquisition, for the Charleston.

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

        Voyage Revenue.    Voyage revenue was $53.8 million for the six months ended June 30, 2004, an increase of $14.9 million, or 38%, as compared to voyage revenue of $38.9 million for the six months ended June 30, 2003. The Chemical Pioneer, which we purchased in May 2003, contributed $0.3 million of voyage revenue under a bareboat charter in the second quarter of 2003 and contributed $7.3 million of voyage revenue in 2004. The Charleston, which we purchased in April 2004, contributed $2.7 million of voyage revenue. The remaining $5.2 million of the increase in voyage revenue was the result of the renewal of two ITB time charters at higher daily rates, an increased contractual rate on the contract of affreightment for one ITB and generally higher spot rates for our ITBs operating in the spot market in the first half of 2004 as compared to the first half of 2003. The increase in our voyage revenue in 2004 was partially the result of more of our vessels operating under contracts where we paid the voyage expenses but received higher freight rates to compensate us for bearing these expenses.

        Vessel Operating Expenses.    Vessel operating expenses were $20.4 million for the six months ended June 30, 2004, an increase of $5.3 million, or 35%, as compared to $15.1 million for the six months ended June 30, 2003. The Chemical Pioneer and the Charleston, which we did not operate in the first half of 2003, accounted for $5.2 million, or 98%, of the increase in vessel operating expenses in the first half of 2004. Vessel operating expenses as a percentage of voyage revenue decreased from 38.8% of voyage revenue in 2003 to 38.0% in 2004 primarily because more of our vessels were operating under contracts where we paid the voyage expenses but received higher freight rates to compensate us for bearing these expenses, which increased our voyage revenue. The decrease in vessel operating expenses as a percentage of voyage revenue was in large part offset by the fact that our two parcel tankers require larger crews than our ITBs, which increased vessel operating expenses.

        Voyage Expenses.    Voyage expenses were $9.1 million for the six months ended June 30, 2004, an increase of $4.8 million, or 110%, as compared to voyage expenses of $4.3 million for the six months ended June 30, 2003. Voyage expenses as a percentage of voyage revenue increased from 11.2% in the six months ended June 30, 2003 to 17.0% in the six months ended June 30, 2004. The increase in voyage expenses, both in dollars and as a percentage of voyage revenue, was the result of one additional ITB being employed in the spot market during 2004, where we paid voyage expenses, as compared to under time charter in 2003, where the customer paid the voyage expenses, and the impact of the Chemical Pioneer and the Charleston, which were not operated by us in the 2003 period and therefore not included in our results of operations, operating under contracts of affreightment during 2004.

        General and Administrative Expenses.    General and administrative expenses were $3.5 million for the six months ended June 30, 2004, an increase of $0.9 million, or 35%, compared to $2.6 million for the six months ended June 30, 2003. For the first 38 days of 2003, we utilized office space and other administrative services at Hess' New Jersey headquarters at no charge. General and administrative expenses include management fees of $250,000 and $318,000 paid to an affiliate of Sterling Investment Partners, L.P. in the first half of 2003 and 2004, respectively. In April 2004 we paid a $0.4 million bonus to management in connection with the purchase of the Charleston.

        Depreciation and Amortization.    Depreciation and amortization was $11.5 million for the six months ended June 30, 2004, an increase of $3.0 million, or 36%, as compared to $8.5 million for the six months ended June 30, 2003. This increase is due to the amortization of the capitalized drydock expenditures for, and depreciation of, the Chemical Pioneer, which we acquired in May 2003 and drydocked in July 2003, and depreciation of the Charleston, which we acquired in April 2004.

        Interest Expense.    Interest expense was $5.1 million for the six months ended June 30, 2004, an increase of $0.1 million, or 2%, as compared to $5.0 million for the six months ended June 30, 2003. Although we increased our borrowings in July 2003 to finance the drydocking, pay a portion of the purchase price and provide working capital for the operation, of the Chemical Pioneer in 2003, we had lower outstanding loan balances during the first quarter of 2004 due to scheduled amortization of debt during 2003 and lower interest rates. In April 2004, we amended our then existing credit facility and increased our debt outstanding but at lower interest rates.

        Loss on Debt Extinguishment.    In April 2004, we amended and restated our then existing credit facility and used the proceeds to repay higher interest rate debt. The $3.2 million loss on debt extinguishment represents the expensing of certain transaction fees associated with the debt that was repaid as well as certain other costs incurred in the transaction.

        Provision for Income Taxes.    The provision for income taxes represents federal and state income taxes for the one United States Shipping Master LLC subsidiary that is a corporation subject to federal and state income taxes, as well as state income taxes for those states that tax our limited liability company subsidiaries as corporations. As a limited liability company, United States Shipping Master LLC is treated as a partnership for federal income tax purposes.

        Net Income.    Net income was $1.0 million for the six months ended June 30, 2004, a decrease of $2.4 million, or 71%, as compared to $3.4 million for the six months ended June 30, 2003. This decrease is the result of the $3.2 million loss on debt extinguishment, partially offset by the inclusion of the results of the Chemical Pioneer and Charleston in 2004 as well as higher charter rates under certain of our contracts in 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Voyage Revenue.    Voyage revenue was $80.5 million for the year ended December 31, 2003, an increase of $16.0 million, or 25%, as compared to voyage revenue of $64.5 million for the year ended December 31, 2002. The voyage revenue for the period January 1, 2002 through September 12, 2002 (the "2002 Pre-Acquisition Period") was $44.8 million and voyage revenue for the period July 16, 2002 through December 31, 2002 (the "2002 Post-Acquisition Period") was $19.7 million. Although the predecessor of United States Shipping Master LLC was formed on July 16, 2002, it did not commence operations until it acquired the six ITBs from Hess on September 13, 2002.

        The increase in 2003 was primarily due to expiration of time charters for two ITBs in June and August 2002. These vessels were employed in the spot market in 2003 at a time charter equivalent rate higher than the rate received under the time charters, which resulted in additional voyage revenue in 2003. Rate escalations in time charter contracts for two ITBs also increased voyage revenue in 2003. Charterers paid $1.2 million in additional charter hire payments in 2003 for vessel modifications made by us, which amounts we expensed. In addition, during the 2002 Pre-Acquisition Period one ITB was chartered to another division of Hess at a rate less than the market rate. The Chemical Pioneer, which we purchased in May 2003, generated $2.4 million of voyage revenue in 2003, including $0.3 million from a bareboat charter of the vessel prior to its drydock in July 2003. The increase in our voyage revenue in the 2002 Post-Acquisition Period and in 2003 was partially the result of more of our vessels operating under contracts where we paid the voyage expenses but received higher freight rates to compensate us for bearing these expenses.

        Two ITBs were in drydock and, therefore, out of service for 115 days in 2002, which we estimate reduced 2002 revenue by $2.2 million. One ITB was in drydock for approximately 40 days during the 2002 Pre-Acquisition Period (during which the Catug Group did not earn revenue on the vessel) and 24 days during the 2002 Post-Acquisition Period, while the other ITB was in drydock for approximately 51 days during the 2002 Post-Acquisition Period. We purchased the Chemical Pioneer on May 6, 2003 and it was placed on a bareboat charter to Dow Chemical for $4,657 per day, or $0.3 million in aggregate, until the vessel was drydocked in July 2003. The drydock was completed in November 2003 and the Chemical Pioneer operated under contracts of affreightment for the remainder of the year.

        Vessel Operating Expenses.    Vessel operating expenses were $33.1 million for the year ended December 31, 2003, a decrease of $3.0 million, or 8%, as compared to total vessel operating expenses of $36.1 million for 2002. The 2002 Pre-Acquisition Period vessel operating expenses were $28.4 million and 2002 Post-Acquisition Period vessel operating expenses were $7.8 million. Vessel operating expenses decreased principally due to the inclusion of $4.2 million of lease operating expense for one ITB and drydock expense of $3.6 million in the 2002 Pre-Acquisition Period. Hess estimated the cost of future drydocking expenses and accrued these expenses evenly over a five year period. Our policy is to capitalize drydock expenditures as incurred and to amortize these costs over the vessel's drydock cycle. Hess leased one ITB during the 2002 Pre-Acquisition Period, which it purchased in connection with the sale of the six ITBs to us. The decrease in operating expense in 2003 was partially offset by the inclusion of $2.5 million of expense from the operation of the Chemical Pioneer following its acquisition in May 2003 and by the increase of union labor and benefit costs and vessel insurance expense. Vessel operating expenses as a percentage of voyage revenue were 41.2% in 2003, compared to 63.3% for the 2002 Pre-Acquisition Period and 39.4% for the 2002 Post-Acquisition Period. The changes in the percentage of operating expense as compared to voyage revenue is the result of the previously noted difference in accounting for drydock expense and the inclusion of operating lease expense in the 2002 Pre-Acquisition Period, as well as the fact that in the 2002 Post-Acquisition Period and 2003 more of our vessels were operating under contracts where we paid the voyage expenses but received higher freight rates to compensate us for bearing these expenses, which increased our voyage revenue, partially offset by the operation of the Chemical Pioneer in 2003.

        Voyage Expenses.    Voyage expenses were $9.9 million for the year ended December 31, 2003, an increase of $4.8 million, or 94%, as compared to total voyage expenses of $5.1 million for the year ended December 31, 2002. The 2002 Pre-Acquisition Period voyage expenses were $2.7 million and the 2002 Post-Acquisition Period expenses were $2.4 million. Voyage expenses as a percentage of voyage revenue was 6.1% in the 2002 Pre-Acquisition Period, 12.1% in the 2002 Post-Acquisition Period and 12.3% in 2003. The increase in voyage expenses, both in dollars and as a percentage of voyage revenue, in 2003 and the 2002 Post-Acquisition Period was primarily due to three ITBs coming off time charter, where the customers pays the voyage expenses, and operating under spot charters or contracts of affreightment, where we pay the voyage expenses. The increase in voyage expenses was partially offset by the fact that during the 2002 Pre-Acquisition Period one ITB was chartered to another division of Hess pursuant to a contract of affreightment, while during the 2002 Post-Acquisition Period and 2003 that ITB was operated under a time charter with Hess.

        General and Administrative Expenses.    General and administrative expenses were $7.2 million for 2003, an increase of $2.3 million, or 47%, as compared to total general and administrative expenses of $4.9 million for 2002. The 2002 Pre-Acquisition Period general and administrative expenses were

$2.7 million and 2002 Post-Acquisition Period general and administrative expenses were $2.2 million. The increase in 2003 was attributable to management fees of $0.2 million and $0.6 million paid to an affiliate of Sterling Investment Partners, L.P. in the 2002 Post-Acquisition Period and 2003, respectively, office rent of $0.2 million in 2003, bonuses to the management and staff of $1.4 million in 2003 and increased staffing costs of $0.3 million as a result of our increased operations. In the 2002 Pre-Acquisition Period, the use of office space and charges for other administrative services was charged to the Catug Group on an intercompany basis. Hess provided all required financial, legal, risk management, human resources and management information system services to the Catug Group. The fees charged for these services were based upon the estimated level of time expended by the functional units and volume-related charges for information systems activities. In the 2002 Post-Acquisition Period and the first 38 days of 2003, we were able to utilize office space and other administrative services at Hess' New Jersey headquarters at no charge. We relocated to our permanent office space in February 2003.

        Depreciation and Amortization.    Depreciation and amortization was $17.9 million for the year ended December 31, 2003, an increase of $10.2 million, or 131%, as compared to total depreciation and amortization of $7.8 million for the fiscal year ended December 31, 2002. The 2002 Pre-Acquisition Period depreciation and amortization was $2.7 million and the 2002 Post-Acquisition Period depreciation and amortization was $5.1 million. The significant increase in depreciation and amortization in 2003 and the 2002 Post-Acquisition Period was due to the write-up of the ITBs acquired from Hess and, with respect to 2003, the capitalization of the drydocking cost of the Chemical Pioneer, which we began amortizing over 30 months in November 2003. The total purchase price for the six ITBs including transaction fees, was $191.5 million. At the time of the acquisition, the gross book value of the five ITBs owned by Hess was $50.0 million. Hess was leasing the sixth ITB, which it purchased in connection with its sale of the six ITBs to us.

        Interest Expense.    Interest expense was $10.0 million in 2003 and $3.0 million for the 2002 Post-Acquisition Period. In September 2002, we borrowed $159.0 million to finance the purchase of six ITBs from Hess. Hess did not allocate any interest expense to the Catug Group in the 2002 Pre-Acquisition Period. In July 2003, we borrowed $15.0 million to finance the drydocking of, payment of a portion of the purchase price of and working capital for the operation of, the Chemical Pioneer.

        Provision for Income Taxes.    Provision for income taxes was $2.9 million for the 2002 Pre-Acquisition Period. All of the companies in the Catug Group of Hess were corporations and were subject to federal income tax. The provision for taxes in the 2002 Post-Acquisition Period represents federal and state income taxes for the one United States Shipping Master LLC subsidiary that is a corporation subject to federal and state income taxes, as well as state income taxes for those states that tax our limited liability company subsidiaries as corporations. As a limited liability company, United States Shipping Master LLC is treated as a partnership for federal income tax purposes.

        Net Income.    Net income was $2.4 million for 2003, a decrease of $2.3 million, or 49%, as compared to total net income of $4.8 million for 2002. The 2002 Pre-Acquisition Period net income was $5.4 million and the 2002 Post-Acquisition Period net loss was $0.7 million. The decrease in 2003 was the result of a $10.2 million increase in depreciation and amortization, a $7.0 million increase in net interest expense and a $2.3 million increase in general and administrative expenses, partially offset by a $16.0 million increase in voyage revenue, a $3.0 million decrease in vessel operating expenses and a $2.9 million decrease in the provision for income taxes.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Voyage Revenue.    Voyage revenue was $64.5 million for the year ended December 31, 2002, an increase of $11.3 million, or 21%, as compared to voyage revenue of $53.3 million for the year ended December 31, 2001. The voyage revenue for the approximately eight and one-half month 2002 Pre-Acquisition Period was $44.8 million and voyage revenue for the approximately three and one-half month 2002 Post-Acquisition Period was $19.7 million. The increase in 2002 was due to substantial increases in time charter and contract of affreightment rates on five of the ITBs, and the fact that one ITB was drydocked in China in 2001 and was out of service for 90 days including diversion time. This was approximately 40 days longer than if the vessel was drydocked in the United States, which we estimate reduced revenue by approximately $0.9 million. Additionally, in 2002 two ITBs were drydocked and out of service for a total of 115 days, which we estimate reduced 2002 revenue by $2.2 million.

        Vessel Operating Expenses.    Vessel operating expenses were $36.1 million for the year ended December 31, 2002, a decrease of $3.7 million, or 9%, as compared to vessel operating expenses of $39.8 million for the year ended December 31, 2001. The 2002 Pre-Acquisition Period vessel operating expenses were $28.4 million and 2002 Post-Acquisition Period vessel operating expenses were $7.8 million. The decrease in 2002 was primarily due to the fact that the Catug Group leased one ITB in 2001 and in the 2002 Pre-Acquisition Period and incurred operating lease expense of $6.7 million and $4.2 million in these periods, respectively, and expensed $5.2 million of drydocking expenses in 2001 as compared to $3.6 million in the 2002 Pre-Acquisition Period. Hess estimated the cost of future drydocking expenses and accrued these expenses evenly over a five year period. Our policy is to capitalize drydock expenditures as incurred and to amortize these costs over the vessel's drydock cycle. Our ITBs are drydocked every five years, with a mid-period underwater survey in lieu of drydocking. Vessel operating expenses as a percentage of voyage revenue decreased from 74.8% in 2001 to 63.3% during the 2002 Pre-Acquisition Period and 39.4% during the 2002 Post-Acquisition Period. The decrease in the percentage of operating expense as compared to voyage revenue is the result of the previously noted change in accounting for drydocking expenses for the 2002 Post-Acquisition Period, as well as the fact that in the 2002 Post-Acquisition Period more of our vessels were operating under contracts where we paid the voyage expenses but received higher freight rates to compensate us for bearing these expenses, which increased our voyage revenue.

        Voyage Expenses.    Voyage expenses were $5.1 million for the year ended December 31, 2002, an increase of $1.0 million, or 24%, as compared to voyage expenses of $4.1 million for the year ended December 31, 2001. The 2002 Pre-Acquisition Period voyage expenses were $2.7 million and 2002 Post-Acquisition Period expenses were $2.4 million. The increase in voyage expenses was partially driven by the growth in revenue and partially by changes in the mix of time charters, where our customer pays the voyage expenses, and contracts of affreightment, where we pay the voyage expenses, between the years.

        General and Administrative Expenses.    General and administrative expenses were $4.9 million in the year ended December 31, 2002, an increase of $1.2 million, or 32%, as compared to general and administrative expenses of $3.7 million in the year ended December 31, 2001. General and administrative expenses were $2.7 million in the 2002 Pre-Acquisition Period and $2.2 million in the 2002 Post-Acquisition Period. The increase in 2002 was due to $0.2 million of management fees we paid to an affiliate of Sterling Investment Partners, L.P., an increase in our staff in the 2002 Post-Acquisition Period to enable us to operate as a stand alone entity, and an increase in intercompany charges during the 2002 Pre-Acquisition Period. In 2001 and the 2002 Pre-Acquisition Period, the use of office space and charges for other administrative services were charged to the Catug Group on an intercompany basis. Hess provided all required financial, legal, risk management, human resources and management information system services to the Catug Group. The fees charged for these services were based upon the estimated level of time expended by the functional units and volume-related charges for information systems activities. In the 2002 Post-Acquisition Period, we were able to utilize office space and other administrative services at Hess' New Jersey headquarters at no charge.

        Depreciation and Amortization.    Depreciation and amortization was $7.8 million for the year ended December 31, 2002, an increase of $4.3 million, or 127%, as compared to depreciation and amortization of $3.4 million for the year ended December 31, 2001. The 2002 Pre-Acquisition Period depreciation and amortization was $2.7 million and the 2002 Post-Acquisition Period depreciation and amortization was $5.1 million. The significant increase in depreciation and amortization in the 2002 Post-Acquisition Period was due to the write-up of the assets acquired from Hess to $191.5 million, which represents the purchase price for the six ITBs plus transaction fees. At the time of the acquisition, the gross book value of the five ITBs owned by Hess was $50.0 million. Hess was leasing the sixth ITB which it purchased in connection with its sale of the six ITBs to us.

        Interest Expense.    Interest expense in the 2002 Post-Acquisition Period and for the year ended December 31, 2002 was $3.0 million. In September 2002, we borrowed $159.0 million to finance the purchase of six ITBs from Hess. Hess did not allocate any interest expense to the Catug Group in the 2002 Pre-Acquisition Period or in the year ended December 31, 2001.

        Provision for Income Taxes.    Provision for income taxes was $2.9 million for the year ended December 31, 2002 and $0.8 million for the year ended December 31, 2001. All of the companies in the Catug Group of Hess were corporations and were subject to federal income tax. The provision for taxes in the 2002 Post-Acquisition Period represents federal and state income taxes for the one United States Shipping Master LLC subsidiary that is a corporation subject to federal and state income taxes, as well as state income taxes for those states that tax our limited liability company subsidiaries as corporations. As a limited liability company, United States Shipping Master LLC is treated as a partnership for federal income tax purposes.

        Net Income.    Net income was $4.8 million in 2002, an increase of $3.3 million, or 232%, as compared to net income of $1.4 million in 2001. The 2002 Pre-Acquisition Period net income was $5.4 million and the 2002 Post-Acquisition Period net loss was $0.7 million. The increase was the result of an $11.3 million increase in voyage revenue and $3.7 million decrease in vessel operating expenses, partially offset by a $4.3 million increase in depreciation and amortization, a $2.2 million increase in the provision for income taxes, a $3.0 million increase in interest expense, a $1.2 million increase in general and administrative expenses and a $1.0 million increase in voyage expenses.

Liquidity and Capital Resources

Operating Cash Flows

        Net cash provided by operating activities was $11.3 million for the six months ended June 30, 2004, a decrease of $1.6 million, compared to $12.9 million for the six months ended June 30, 2003. The decrease is the result of lower net income, an increase in accounts receivable and decrease in accounts payable, partially offset by the loss on the debt extinguishment. Net cash provided by operating activities was $10.6 million for 2003, $10.7 million for 2002 ($8.9 million for the 2002 Pre-Acquisition Period and $1.8 million for 2002 Post-Acquisition Period) and $6.0 million for 2001 for the Catug Group. The fluctuation between 2003, 2002 and 2001 was primarily the result of the fact that for 2001 and the 2002 Pre-Acquisition Period, the Catug Group leased one ITB, at a rental expense of approximately $6.7 million and $4.2 million in 2001 and the 2002 Pre-Acquisition Period, respectively, and during the 2002 Post-Acquisition Period and in 2003 we owned that ITB and recorded depreciation of approximately $0.8 and $2.8 million, respectively in respect of that vessel. Net cash provided by operating activities was significantly higher than net income in 2003 and the 2002 Post-Acquisition Period because depreciation and amortization increased significantly following the acquisition of the six ITBs from Hess in September 2002 due to the higher value attributable to the six ITBs on our books compared to the books of the Catug Group, as well as the acquisition and drydocking of the Chemical Pioneer in 2003. In previous years, Hess had written down the value of the ITBs, resulting in reduced depreciation in 2001 and the 2002 Pre-Acquisition Period. Hess estimated the cost of future drydocking expenses and accrued these expenses evenly over a five year period. Our policy is to capitalize drydock expenditures as incurred and to amortize these costs over the vessel's drydock cycle.

Investing Cash Flows

        Net cash used in investing activities totaled $28.0 million for the six months ended June 30, 2004 and $3.8 million for the six months ended June 30, 2003. In May 2003, we purchased the Chemical Pioneer and Stolt Spirit for $5.6 million including transaction fees. In January 2004, we sold the Stolt Spirit, a damaged vessel we purchased in May 2003 for a possible reconstruction, as scrap for $2.0 million when we decided to purchase the Charleston for $33.0 million rather than reconstruct the Stolt Spirit. Net cash used in investing activities totaled $1.1 million in 2003 and $179.1 million for 2002 ($18.2 million in the 2002 Pre-Acquisition Period and $160.9 million in the 2002 Post-Acquisition Period). In the 2002 Pre-Acquisition Period, Hess purchased an ITB that it had previously been leasing. In the 2002 Post-Acquisition Period we purchased the six ITBs from Hess for $191.5 million, including transaction costs, and purchased office furniture and computers for $0.1 million. We purchased additional office furniture for $0.4 million prior to moving into our new offices in February 2003. The Chemical Pioneer was drydocked in July 2003 at a capitalized cost of $12.4 million.

        The amounts received from or paid to Hess pursuant to the Hess support agreement are not recognized as revenue or expense but are deferred for accounting purposes and will be reflected as an adjustment to the purchase price relating to the acquisition of the ITBs from Hess at the end of the Hess support agreement. Pending such adjustment, they are included in cash flows from investing activities as advances from Hess. Payments by Hess to us under the support agreement were $2.1 million, $5.3 million, $2.1 million and $2.5 million for the 2002 Post-Acquisition Period, 2003 and the six months ended June 30, 2003 and 2004, respectively. For the 2002 Post-Acquisition Period, the year ended December 31, 2003 and the six months ended June 30, 2004, two, four and five ITBs, respectively, were covered. One ITB is under contract with Hess at a charter rate less than the support rate; this vessel will be covered by the support agreement upon any termination of that contract. If the rate for an ITB exceeds the support rate set forth in the support agreement, we must pay the excess to Hess to reimburse Hess for any payments made to us by Hess under the support agreement and, once Hess has been fully reimbursed for all payments made under the support agreement, we must pay Hess 50% of any remaining excess. Our obligation to reimburse Hess for these payments terminates upon termination of the support agreement.

Financing Cash Flows

        Net cash provided by financing activities was $32.2 million for the six months ending June 30, 2004 and cash used in financing activities was $5.8 million for the six months ended June 30, 2003. In 2003, we received additional member contributions of $5.8 million to purchase the Chemical Pioneer and Stolt Spirit and paid $11.6 million of debt. In April 2004, we amended and restated our then existing credit facility to finance the $33.0 million purchase of the Charleston, refinance $148.8 million of term loans, repay $29.0 million of subordinated debt, distribute $15.0 million to our members, pay a $0.4 million bonus to our management, provide $10.1 million of working capital and pay $6.8 million of transaction fees.

        In 2003, we borrowed $15.0 million under a credit facility with a bank and received additional members' equity contributions of $5.9 million to acquire the Chemical Pioneer and the Stolt Spirit and drydock the Chemical Pioneer. In 2002, we borrowed $130.0 million under a credit facility with a syndicate of banks, issued a $29.0 million subordinated note to Hess and received $40.9 million of members' equity contributions to purchase the six ITBs from Hess. We made scheduled debt payments of $24.4 million in 2003 and $5.3 million in the 2002 Post-Acquisition Period on the term loans.

        The financing activities of the Catug Group in 2001 and the 2002 Pre-Acquisition Period represent the consolidation of cash by Hess through the use of zero balance accounts. This resulted in increases or decreases in Hess' investment in the Catug Group.

Oil Pollution Act of 1990

        Tank vessels are subject to the requirements of OPA 90, which mandates that all non-double-hulled tank vessels operating in U.S. waters be removed from petroleum and petroleum-based product transportation services at various times by January 1, 2015, and provides a schedule for the phase-out of the non-double-hulled vessels based on their age and size. Under OPA 90, the phase-out dates for our vessels are as follows: Groton and Jacksonville (2012), Baltimore, Charleston, Chemical Pioneer and New York (2013) and Mobile and Philadelphia (2014). As a result of these requirements, these vessels will be prohibited from transporting crude oil and petroleum-based products in U.S. waters after these dates unless they are retrofitted to comply with OPA 90.

        In order to bring our ITBs into compliance with OPA 90, at a minimum we will be required to retrofit each ITB with double-sides. We estimate that the current cost to retrofit each ITB with double-sides will be approximately $25 million per vessel. We may elect to construct new forebodies on some or all of our ITBs instead of retrofitting them with double sides. We estimate that the cost of constructing new forebodies will be approximately $55 million per vessel. At the time we make these expenditures, the actual cost could be higher due to inflation and other factors. The cost of retrofitting the ITBs compared to the cost of new forebodies, market conditions, charter rates and the availability and cost of financing will be major factors in determining the OPA 90 compliance plan that we ultimately implement. Depending on the cost of the plan that we ultimately adopt to comply with OPA 90 phase-out requirements, the board of directors of our general partner, with approval by the conflicts committee, may elect to increase our estimated maintenance capital expenditures, which would reduce our basic surplus and our cash available for distribution. In addition, if charter rates decline, it may not be economical for us to retrofit one or more ITBs, in which event we would have to take them out of service, which would also reduce cash available for distribution.

        We do not expect to incur significant capital expenditures in order to bring our parcel tankers into compliance with OPA 90. Although the Chemical Pioneer is double-hulled, it is not OPA 90 compliant; however, we believe that a minor modification, which must be made by 2013, will bring the Chemical Pioneer into compliance with OPA 90. Although the Charleston is also not OPA 90 compliant, our intent is to seek a waiver allowing us to carry refined petroleum products in the vessel's center tanks and non-petroleum-based products in the other tanks rather than retrofit the vessel. If the waiver is not obtained, or under certain circumstances even if the waiver is obtained, we may not be able to transport a sufficient quantity of products that generate qualifying income, in which event we would be required to place the Charleston in a corporate subsidiary to avoid generating too much non-qualifying income, which could reduce cash available for distribution.

Ongoing Capital Expenditures

        Marine transportation of refined petroleum, petrochemical and commodity chemical products is a capital intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance. Both domestic (U.S. Coast Guard) and international (International Maritime Organization) regulatory bodies require that our ITBs be drydocked for major repairs and maintenance every five years and that we conduct a mid-period underwater survey in lieu of drydocking, and that our parcel tankers be drydocked twice every five years. In addition, vessels may have to be drydocked in the event of accidents or other unforeseen damage. Periodically, we also make expenditures to acquire or construct additional tank vessel capacity and/or to upgrade our overall fleet efficiency.

        Two of our six ITBs must be drydocked in 2005, an additional two in 2006 and the remaining two in 2007. We estimate that drydocking these vessels will cost approximately $4.0 million to $6.0 million per vessel. In addition, our parcel tankers are required to be drydocked in both 2006 and 2008. We estimate drydocking of the parcel tankers will cost approximately $3.0 million to $5.0 million per vessel. When drydocked, each of our ITBs will be out of service for approximately 45 to 55 days and each of our parcel tankers will be out of service for approximately 35 to 50 days. At the time we drydock these vessels, the actual cost of drydocking may be higher due to inflation and other factors. In addition, vessels in drydock will not generate any income, which will reduce our revenue and cash available for distribution.

        Our partnership agreement requires our general partner to deduct from basic surplus each quarter estimated maintenance capital expenditures as opposed to actual maintenance capital expenditures in order to reduce disparities in basic surplus caused by fluctuating maintenance capital expenditures, such as retrofitting or drydocking. Because of the substantial capital expenditures we are required to make to maintain our fleet, our initial annual estimated maintenance capital expenditures for purposes of calculating basic surplus will be $17.2 million, including our current estimate of the capital required to bring our ITBs into compliance with OPA 90 by retrofitting our six ITBs with double-sides. The amount of estimated maintenance capital expenditures deducted from basic surplus is subject to review and change by the board of directors of our general partner at least once a year, with any change approved by the conflicts committee. We may elect to construct new double-hulled forebodies for some of our ITBs rather than retrofitting them with double-sides. We estimate that the cost of these new forebodies will be approximately $55 million per vessel. The cost of retrofitting the ITBs compared to the cost of new forebodies, market conditions, charter rates and the availability and cost of financing will be major factors in our determination whether to retrofit the ITBs or construct new forebodies. If and when we conclude that our plan should be to construct new forebodies, the board of directors of our general partner, with the approval of our conflicts committee, will determine what portion, if any, of the incremental cost of constructing new forebodies represents a maintenance capital expenditure. Depending on this determination, the board could elect to increase significantly the annual amount of our estimated capital expenditures. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance capital expenditures were deducted from basic surplus.

        The following table summarizes total maintenance capital expenditures, consisting of drydocking expenditures, and expansion capital expenditures for the periods presented (in thousands):

		Period from January 1, 2002 to July 16, 2002			Six Months Ended June 30,
			Period from July 16, 2002 to December 31, 2002
	Year Ended December 31, 2001			Year Ended December 31, 2003
					2003	2004
Maintenance capital expenditures	$—	$—	$—	$12,448	$—	$—
Expansion capital expenditures	—	18,193	$191,982	$5,881	5,868	33,060

Total capital expenditures (including vessel acquisitions)	$—	$18,193	$191,982	$18,329	$5,868	$33,060

Liquidity Needs

        Our primary short-term liquidity needs are to fund general working capital requirements and drydocking expenditures while our long-term liquidity needs are primarily associated with expansion and other maintenance capital expenditures. Expansion capital expenditures are primarily for the purchase or construction of vessels, while maintenance capital expenditures include drydocking expenditures and the cost of bringing our vessels into compliance with OPA 90. Our primary sources of funds for our short-term liquidity needs will be cash flows from operations and borrowings under our credit facility, while our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings.

        We believe that cash flows from operations and borrowings under our credit facility described below will be sufficient to meet our short-term liquidity needs for the at least the next twelve months. If our plans or assumptions change or are inaccurate, or we make any additional acquisitions, we would need to raise additional capital to finance our ongoing construction projects on a long-term basis. There can be no assurance that we will be able to raise additional funds on favorable terms.

Contractual Obligations and Contingencies

        Our contractual obligations at December 31, 2003 consisted of the following (in thousands):

	Payments Due by Period (Actual)
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$144,375	$34,425	$41,050	$39,900	$29,000
Non-cancelable operating leases	2,033	370	782	810	71

	$146,408	$34,795	$41,832	$40,710	$29,071

        On a pro forma basis, after giving effect to the refinancing of our existing long-term debt under our credit facility in connection with this offering and the application of the proceeds therefrom to repay certain long-term debt as if such transactions had occurred at September 30, 2004, our contractual obligations consisted of the following (in thousands):

	Payments Due by Period (Pro Forma)
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$100,000	$1,500	$6,500	$20,000	$72,000
Non-cancelable operating leases(1)	2,033	370	782	810	71

	$102,033	$1,870	$7,282	$20,810	$72,071

(1)
At December 31, 2003.

        We estimate that based on our current average interest rate of 5.75% and assuming no additional borrowings under our credit facility, we will pay total interest of approximately $27.9 million, of which approximately $5.7 million will be paid in 2004, $11.1 million will be paid in aggregate in 2005 and 2006, $9.6 million will be paid in aggregate in 2007 and 2008, and $1.5 million will be paid in 2009.

Prior Credit Arrangements

        On September 13, 2002, we entered into a credit facility that provided for term loans of $130.0 million and a revolving credit facility of up to $10.0 million, with a $5.0 million letter of credit subfacility. The proceeds of the term loans were used to finance the acquisition of the six ITBs from Hess. The term loans were payable in quarterly installments through September 2008 and bore interest at LIBOR plus 3.25%. Borrowings under the facility were secured by substantially all of our assets, including the six ITBs. The agreement required us to pay a 0.75% annual commitment fee on the sum of the daily unused portion of the revolving credit facility and 3.5% on outstanding letters of credit. In April 2004, we amended and restated this credit facility as described below.

        In connection with our purchase of the six ITBs, we issued a $29.0 million subordinated promissory note to Hess. The note bore interest at 9.0% through September 2007 and 12.0% thereafter, and interest was payable semi-annually. The note was payable in six equal semi-annual installments commencing in June 2009. The note was secured by a second mortgage on the six ITBs and was subordinated to our senior bank debt. In April 2004, we used proceeds from term loan borrowings under our existing credit facility described below to repay this note in full.

        On July 16, 2003, we entered into a credit facility that provided for term loans of $15.0 million. We used $12.5 million of the proceeds of the term loan to pay drydocking costs for the Chemical Pioneer and the remainder of the term loan to pay the remainder of the purchase price for the vessel, and to pay transaction costs and for working capital purposes. The term loans were payable in quarterly installments through December 2008, bore interest at LIBOR plus 5.0% and were secured by all of our non-ITB assets, including the Chemical Pioneer and the Stolt Spirit. In April 2004 we used proceeds from term loan borrowings under our existing credit facility described below to repay in full borrowings under the July 2003 facility.

Existing Credit Facility

        On April 13, 2004, we amended and restated our September 2002 credit facility described above to increase the amount of term loans outstanding under the facility to $202.5 million and to increase availability under the revolving credit facility to $25.0 million, with a letter of credit subfacility of $10.0 million. The revolving credit portion of the facility expires on April 13, 2009. Term loans are payable in quarterly installments through March 31, 2010. This credit facility permits us to increase the amount of term loans or revolving credit availability thereunder by up to $90.0 million at any time prior to April 13, 2006, subject to our satisfying specified conditions.

        Outstanding loans bear interest at a rate equal to, at our option, either: (1) in the case of Eurodollar loans, the sum of the LIBOR rate for loans in an amount substantially equal to the amount of borrowing and for the period of borrowing selected by us plus a margin of (a) 2.25% in the case of term loans and (b) between 1.75% and 2.25% in the case of revolving credit loans, depending on our total debt leverage ratio (as defined in the existing credit agreement) or (2) in the case of base rate loans, the higher of (a) the administrative agent's prime or base rate or (b) one-half percent plus the latest overnight federal funds rate plus in each case a margin of between 0.75% and 1.25%, depending on our total debt leverage ratio. Interest is payable quarterly in the case of base rate loans and on maturity dates or every three months, whichever is shorter, in the case of Eurodollar loans. We are required to pay a fee of 1.0% per year for the unused portion of the revolving credit facility and between 1.75% and 2.25%, depending on our total debt leverage ratio, on outstanding letters of credit. We are required to use 50% of our excess cash flow (as defined in the existing credit agreement) each year, as well as the proceeds of debt and equity financings, to prepay outstanding terms loans under this credit facility. The existing credit facility, which is guaranteed by all of our subsidiaries and collateralized by substantially all of our assets, requires us to maintain certain financial ratio covenants. The existing credit facility limits our ability to incur debt, to sell or dispose of assets, to create or incur liens, to make additional acquisitions, to pay dividends, to purchase or redeem our stock and to merge or consolidate with any other entity and provides the lender with the right to require the payment of all amounts outstanding under the existing credit facility if a change in control of us occurs. We used the proceeds of borrowings under our existing credit facility to repay in full amounts outstanding under the July 2003 credit facility and the $29.0 million subordinated note we issued to Hess in partial payment of the purchase price for the six ITBs.

Amended and Restated Credit Facility

        In connection with the closing of this offering, we expect to amend and restate our existing credit facility with Canadian Imperial Bank of Commerce, as administrative agent, to provide us with:

  •
  a $50 million senior secured revolving working capital credit facility that will be used for ongoing working capital needs, letters of credit, distributions and general partnership purposes, including future acquisitions and expansions; and

  •
  a $130 million senior secured term facility, of which $100 million will be drawn at closing and $30 million may be drawn within twelve months after the closing, that will be used to refinance existing indebtedness and to finance the acquisition or construction of additional vessels.

        In addition, for a period of two years after the closing, we will have the option to request an increase, up to an additional amount not to exceed $90 million in the aggregate, in the maximum amount available to us under the credit agreement through increases in either the term facility, revolving credit facility or both. Our exercise of this option is at the discretion of CIBC World Markets Corp., as the sole lead arranger, and is contingent upon, among other things:

  •
  no event of default having occurred and continuing, and

  •
  the proceeds being used to construct or acquire new vessels.

        Our obligations under our credit facility will be secured by a first priority security interest, subject to permitted liens, on all our assets. We and our subsidiaries will all be borrowers under the credit agreement.

        Borrowings under our revolving credit facility are expected to be due and payable on the earlier of five years after the closing or the date the term facility is repaid. The $130 million term facility will mature five and a half years after the closing, and is required to be amortized quarterly beginning December 31, 2004 as follows: eight payments of $375,000; four payments of $1,250,000; eight payments of $2,500,000; and two payments of $51,000,000. We expect to incur commitment fees of .50% per year on unused portions of the revolving credit facility and .75% per year on the undrawn portion of the term facility.

        We anticipate that we will be able to prepay all loans under our credit facility at any time without premium or penalty (other than customary LIBOR breakage costs). We will be required to reduce all working capital borrowings under the credit agreement to zero for a period of at least 15 consecutive days once each twelve month period prior to the maturity date of the revolving credit facility.

        We anticipate that outstanding loans will bear interest at a rate equal to, at our option, either: (1) in the case of Eurodollar loans, the sum of the LIBOR rate for loans in an amount substantially equal to the amount of borrowing and for the period of borrowing selected by us plus a margin of (a) 2.0% in the case of term loans and (b) between 1.5% and 2.0% in the case of revolving credit loans, depending on our total debt leverage ratio (as defined in the credit agreement) or (2) in the case of base rate loans, the higher of (a) the administrative agent's prime or base rate or (b) one-half percent plus the latest overnight federal funds rate plus in each case a margin of (1) 1.0% in the case of term loans and (2) between 0.5% and 1.0% in the case of revolving credit loans, depending on our total debt leverage ratio.

        We expect that the our credit agreement will prevent us from declaring dividends or distributions if any event of default, as defined in the credit agreement, occurs or would result from such declaration. In addition, we anticipate that the credit agreement will contain covenants requiring us to adhere to certain financial covenants and limiting the ability of our operating company and its subsidiaries to, among other things:

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  incur or guarantee indebtedness;

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  change ownership or structure, including consolidations, liquidations and dissolutions;

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  make distributions or repurchase or redeem units;

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  make capital expenditures in excess of specified levels;

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  make certain negative pledges and grant certain liens;

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  sell, transfer, assign or convey assets;

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  make certain loans and investments;

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  enter into a new line of business;

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  transact business with affiliates;

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  amend, modify or terminate specified contracts;

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  enter into agreements restricting loans or distributions made by our operating company's subsidiaries to us or our operating company; or

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  participate in certain hedging and derivative activities.

        If an event of default exists under our the credit agreement, the lenders will be able to terminate the revolving credit facility and accelerate the maturity of all outstanding loans, as well as exercise other rights and remedies. We anticipate that each of the following will be an event of default under our credit facility:

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  failure to pay any principal, interest, fees, expenses or other amounts when due;

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  any loan document or lien securing the credit facility ceases to be effective;

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  the Hess support agreement terminates or ceases to be effective (other than in accordance with its terms);

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  breach of certain financial covenants;

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  failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

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  default under other indebtedness of any of our subsidiaries in excess of $1.0 million;

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  bankruptcy or insolvency events involving us, our general partner or any of our subsidiaries;

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  failure of any representation or warranty to be materially correct;

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  a change of control, which includes the following events:

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  any transaction that results in Sterling Investment Partners L.P., management and their affiliates beneficially owning less than 51% of the total voting power entitled to vote for the election of directors of our general partner;

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  US Shipping General Partner LLC ceases to be our sole general partner;

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  we or our general partner liquidate or dissolve;

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  we sell or otherwise dispose of all or substantially all our assets; and

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  we cease to own 100% of our subsidiaries free of any liens;

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  a material adverse effect occurs relating to us or our business;

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  our general partner defaults under our partnership agreement and such default could reasonably be anticipated to have a material adverse effect on us or our business; and

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  judgments against us, or any of our subsidiaries in excess of certain allowances.

        The amendment and restatement of our existing credit agreement is subject to a number of customary conditions, including the negotiation, execution and delivery of definitive documentation.

Commitment for ATB

        In August 2004, we entered into a fixed price contract for the construction of an ATB, which is scheduled to be delivered in early 2006. The contract price for the ATB is $45.3 million, including $0.5 million of company supervision costs. As of the closing of the offering, we estimate that we will have paid $8.9 million of the contract price. We expect to pay $6.6 million during the remainder of 2004, $24.5 million in 2005 and $5.1 million in 2006. Our ATB construction contract provides us with options to purchase three additional ATBs over the next 24 months at fixed prices, subject to limited exceptions. If we do not exercise any of the options, we must pay the shipyard an additional $500,000, and if we exercise the option only for one additional ATB, we must pay the shipyard $125,000.

Legal Proceedings

        We are a party to routine, marine-related claims, lawsuits and labor arbitrations arising in the ordinary course of business. All of these claims against us are substantially mitigated by insurance, subject to deductibles ranging up to $150,000 per claim. We provide on a current basis for amounts we expect to pay.

Inflation

        During the last three years, inflation has had a relatively minor effect on our financial results. Our contracts of affreightment and consecutive voyage charters generally contain escalation clauses whereby certain cost increases, including labor and fuel, can be passed through to our customers.

Seasonality

        We operate our tank vessels in some markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. Movements of clean oil products, such as motor fuels, generally increase during the summer driving season. Movements of dirty oil products and distillates, such as heating oil, generally increase during the winter months, while movements of asphalt products generally increase in the spring through fall months. Only our vessels operating in the spot market are subject to the effect of seasonal variations in demand.

Related Party Transactions

        We pay management fees of $600,000 per year to Sterling Investment Partners Advisors, LLC as well as transaction fees in connection with certain acquisition and financing transactions. Sterling Advisors is an affiliate of Sterling/US Shipping L.P., the principal equity owner of United States Shipping Master LLC. Messrs. Macey and Newhouse, two of the directors of our general partner, are managing members of Sterling Advisors. In April 2004, we paid Sterling Advisors a transaction fee of $1,050,000 in connection with the refinancing of our prior credit arrangements, and in 2003 we paid them a fee of $350,000 in connection with the acquisition of, and financing for, the Chemical Pioneer and the Stolt Spirit. The professional services agreements will terminate in connection with the closing of the offering. For more information regarding the professional services agreements and other related party transactions, please read "Certain Relationships and Related Party Transactions."

New Accounting Pronouncements

        SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," was issued in May 2003. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We currently do not have financial instruments with characteristics of both liabilities and equity; therefore the adoption of SFAS No. 150 is not expected to have a material impact on our consolidated financial statements.

        Financial Accounting Standards Board Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51," was issued in January 2003 and addresses consolidation by business enterprises of variable interest entities that meet certain characteristics. Based on the provisions of FIN 46, if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in consolidated financial statements with those of the business enterprise. We adopted FIN 46 in 2004, which resulted in no impact to the consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

        Our market risk is affected primarily by changes in interest rates. We are exposed to the impact of interest rate changes primarily through our variable-rate borrowings under our credit facility. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our indebtedness. Based on our average variable interest rate debt outstanding during 2003, a 1% change in our variable interest rates would have increased our interest expense by $0.6 million, after taking into effect the interest rate swap agreement we had in effect during 2003 as described below.

        We utilize interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of such contracts is to minimize the risks and/or costs associated with our variable rate debt. All derivative instruments held by us are designated as hedges and, accordingly, the gains and losses from changes in derivative fair values are recognized as comprehensive income as required by SFAS 133. Gains and losses upon settlement are recognized in the statement of operations or recorded as part of the underlying asset or liability as appropriate. We are exposed to credit-related losses in the event of nonperformance by counterparties to these financial instruments; however, counterparties to these agreements are major financial institutions, and the risk of loss due to nonperformance is considered by management to be minimal. We do not hold or issue interest rate swaps for trading purposes.

        We had one open interest rate swap agreement as of December 31, 2003. The intent of this agreement is to reduce interest rate risk by swapping an unknown variable interest rate for a fixed rate. The following is a summary of the economic terms of this agreement at December 31, 2003:

Notional amount	$50,188,000
Fixed rate paid	3.15%
Variable rate received	1.16%
Effective date	12/31/02
Expiration date	12/31/06

        We entered into another interest rate swap agreement as of April 19, 2004 in connection with the amendment and restatement of our then existing credit facility. The intent of this agreement is to reduce interest rate risk by swapping an unknown variable interest rate for a fixed rate. The following is a summary of the economic terms of this agreement at June 30, 2004:

Notional amount	$54,250,000
Fixed rate paid	3.9075%
Variable rate received	1.12964%
Effective date	4/19/04
Expiration date	12/31/08

OVERVIEW OF OUR INDUSTRY

Introduction

        We participate in the U.S. flag coastwise long-haul marine transportation of refined petroleum, petrochemical and commodity chemical products. Coastwise marine transportation of bulk liquids is primarily performed by tank vessels, including deep-sea self propelled vessels, integrated tug barges, or ITBs, articulated tug barges, or ATBs, and unmanned tank barges. U.S. flag tank vessels generally transport products between ports in the continental United States (including through the Panama Canal) or between mainland ports and Puerto Rico, Alaska or Hawaii, although these vessels may at times transport products internationally. Tank vessels provide a vital link in the transportation of these products in the United States.

        Tank vessels transport refined petroleum products, such as gasoline, jet fuel, diesel fuel and feedstocks, from refineries to terminals and facilities engaged in further processing, often in full vessel loads. Tank vessels with a relatively high number of tank segregations, called parcel tankers, transport smaller cargoes of specialty refined petroleum, petrochemicals and commodity chemicals, such as lubricants, styrene, glycols, paraxylene, caustic soda and alcohols, in a variety of coastwise distributive and balancing movements.

        The U.S. flag coastwise marine transportation industry operates under the Jones Act (Merchant Marine Act of 1920), a set of Federal statutes that mandate that vessels engaged in trade between U.S. ports must:

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  operate under the U.S. flag;

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  be built in the United States;

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  be at least 75% owned and operated by U.S. citizens; and

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  manned by a U.S. crew.

One of the primary purposes of the Jones Act is to maintain a fleet of vessels eligible for charter to the U.S. government for national defense requirements.

Methods of Transporting Refined Petroleum, Petrochemical and Commodity Chemical Products

        Refined petroleum products are transported by pipelines, marine transportation, truck and railroads. Pipelines are the most efficient mode of transportation for long-haul movement of refined petroleum products, followed by tank vessels. Rail and truck transportation of these products are more cost-effective only over short distances and, therefore, they account for only a small percentage of total ton miles transported. The carrying capacity of a 30,000 deadweight ton (dwt) tank vessel, which can transport approximately 225,000 barrels of refined petroleum products, is equivalent to approximately 378 average-size rail tank cars and approximately 945 average-size tractor trailer tank trucks. In 2002, these modes of transportation carried 480.6 billion ton-miles of refined petroleum products in the United States. The following chart shows the percentage of ton-miles of refined petroleum products transported by pipeline, marine transportation, truck and rail in 2002:

Transportation of Petroleum Products by Mode: 2002
(based on billions of ton-miles)

Source: Association of Oil Pipe Lines

        Marine transportation provides a vital link between a number of major refined petroleum product producing and consuming regions of the United States. There are no pipelines connecting the major refining areas in the Pacific Northwest and the Texas and Louisiana region with consumption markets in California, or connecting the major refining areas in the Texas and Louisiana region to the consuming areas in Florida. The Northeastern United States, a significant consuming region, is served by capacity-constrained pipelines connecting with the refining areas in Texas and Louisiana.

        Petrochemical and commodity chemical products are typically produced and moved in volumes considerably smaller than the capacity of an entire tank vessel. As pipelines cannot economically transport most petrochemical and commodity chemical products, most of these products are transported by rail, as the smaller unit sizes of railcars are conducive to typical shipment sizes. Parcel tankers, with multiple cargo compartments and cargo handling systems, can cost-effectively transport these products because they can accommodate the small shipment sizes without having a portion of the vessel capacity unfilled. Wilson Gillette estimates that in 2003 approximately 68% of commodity chemicals were transported by rail, 20% by vessels in the inland waterways, 7% by pipeline and the remaining 5% by vessels in U.S. coastal waters. We believe that the relatively small percentage of petrochemical and chemical products transported by vessels in U.S. coastal waters is primarily due to the limited number of vessels available for this service. We estimate that the cost to ship by rail is significantly higher than shipping by tank vessel, even when inventory and logistics costs are factored in. We believe that the lower cost and availability of vessels with many tank segregations that allow smaller quantities of product to be carried will increase the demand for marine transportation of chemicals.

Rates

        Daily charter rates for tank vessels transporting refined petroleum, petrochemicals and commodity chemical products have been increasing over the past five years due to the continuing strong demand for tank vessels resulting from rising consumption of refined petroleum products, combined with the decreasing domestic supply of tank vessels available to transport refined petroleum products due to OPA 90 phase-outs. For example, the average daily time charter equivalent rate for an approximately 45,000 dwt (350,000 barrel) capacity diesel powered vessel transporting refined petroleum products has risen from approximately $23,500 in 1999 to $38,000 in 2004, and for a large sophisticated parcel tanker has increased from $24,600 in 1999 to $33,700 in 2004. Based on current industry conditions, Wilson Gillette believes that rates will continue to increase over the long-term. The following chart shows refined product and parcel tanker time charter equivalent rates from 1999 to 2004:

Refined Product and Parcel Tanker Time Charter Equivalent Rates

Source: Wilson Gillette & Co.

Demand for Domestic Tank Vessels

        The demand for domestic tank vessels is driven primarily by U.S. demand for refined petroleum products, which can be categorized as either clean or dirty. Clean products include motor gasoline, diesel fuel, heating oil, jet fuel and kerosene. Dirty products, which are what remain after clean products have been separated from crude oil, include residual fuel oil, asphalt and bunker fuel. Our ITBs carry predominantly clean petroleum products. Historically, consumption of gasoline and other refined petroleum products has been very stable, exhibiting annual growth of approximately 1.4% from 1985 through 2003. In 2003, approximately 307 billion gallons, or 20 million barrels per day on average, of refined petroleum products were consumed in the United States, according to the Energy Information Administration of the U.S. Department of Energy, or EIA. The EIA estimates that retail demand for refined petroleum products will increase between 2003 and 2025 at a compounded annual growth rate of 1.6%, an approximately 44% increase over the total period. The following chart shows the average daily consumption of petroleum products from 1985 through 2003 and forecasts of such consumption through 2025:

Average Daily Consumption of Petroleum Products, 1985 – 2003 and Forecasts

Source: Department of Energy, Energy Information Administration

        As shown in the chart below, regions served by our ITBs, namely the East Coast, Gulf Coast and West Coast regions of the United States, are responsible for the majority of refined petroleum products consumed in the United States.

Average Daily Consumption of Petroleum Products

Source: Department of Energy, Energy Information Administration

        The transportation of chemicals in parcel tankers is concentrated on cargoes loading in the U.S. Gulf Coast and moving to the South Atlantic region (Savannah-Charleston-Wilmington) and New York Harbor-Philadelphia region. Total Gulf Coast to East Coast petrochemical and commodity chemical shipments grew from approximately 135,000 barrels per day, or bpd, in 1992 to approximately 195,000 bpd during 2002.

        The following chart shows historical petrochemical and commodity chemical shipments from the Gulf Coast to the East Coast:

Historical Chemical Shipments—Gulf Coast to East Coast

Source: Wilson Gillette & Co.

        Although MTBE is being phased-out as a common fuel additive, management expects that MTBE will be replaced by alternative fuel additives, such as ethanol and alkylates. MTBE constitutes only a small portion of the products transported by our parcel tankers.

The Domestic Tank Vessel Fleet

        There were 88 tank vessels, having an aggregate capacity of approximately 2.9 million dwt, employed in the coastwise transportation of refined petroleum, petrochemical and commodity chemical products at June 30, 2004. This total excludes barges having a capacity of less than 16,000 dwt, which are principally used on short voyages and generally are too small to compete effectively with the larger vessels in ocean going service.

        Our vessels principally compete against vessels of 30,000 dwt (approximately 225,000 barrels) or larger. These vessels typically offer customers a lower cost per unit of liquid transported due to high cubic capacity and dependable speed under most sea conditions on long-haul routes where smaller vessels are economically disadvantaged. Each of our six ITBs and one parcel tanker has a capacity of approximately 48,000 dwt, while our other parcel tanker has a capacity of approximately 35,000 dwt.

        The U.S. fleet of coastwise tank vessels in excess of 30,000 dwt for the transportation of refined petroleum, petrochemical and commodity chemical products, including ATBs and ITBs, consisted of 49 vessels at June 30, 2004, with an aggregate capacity of approximately 2.0 million dwt. This number excludes four unmanned barges that cannot compete effectively because of their slow speed. As a result of the OPA 90 phase-out requirements, 27 vessels, including seven of our tank vessels, representing approximately 58% of domestic fleet capacity, must be phased-out of service or refurbished with double-hulls on a scheduled basis over the next 10.5 years. We do not believe this capacity will be fully replaced, which we believe will exert upward pressure on charter rates for vessels employed in the coastwise trade as customers seek to lock-in tank vessels to meet their transportation needs in the face of declining capacity.

        The following chart shows the projected tank vessel fleet in excess of 30,000 dwt after giving effect to the OPA 90 mandatory phase outs for the transportation of refined petroleum, petrochemical and commodity chemical products, including ATBs and ITBs and announced future retrofitting of vessels in order to bring them into compliance with OPA 90. The chart does not include unmanned barges or take into account any future new buildings or the expected retrofitting of our ITBs.

OPA 90 Phase-Out Schedule—Tank Vessels Over 30,000 dwt

Data is at year end except 2004, which is at June 30.

Source: Wilson Gillette & Co.

        The Jones Act product tanker fleet for clean petroleum products in excess of 30,000 dwt consists of 41 vessels, 22 of which, including our six ITBs, are subject to the mandated phase-out schedule under OPA 90 by January 1, 2015. These 22 vessels represent approximately 58% of the capacity for the Jones Act tanker fleet in excess of 30,000 dwt capacity transporting clean petroleum products. Of these 22 vessels, six are single-hull and 16 are double-bottom vessels. Double-bottom vessels can be retrofitted with a double-hull at a significantly lower cost than single-hull vessels. We expect the six single-hull vessels will be phased-out of service rather than retrofitted with double-hulls due to the significant cost and technical difficulties. We do not expect all of the 16 double-bottom vessels will be retrofitted with double-sides due to the condition of these vessels and the cost to retrofit them. For example, three of the 16 double-bottom vessels are powered by steam driven turbines, which have higher fuel costs than vessels powered by diesel engines, and we believe the diesel-powered vessels are more likely to be retrofitted than the steam-powered vessels.

        Of the 19 vessels that are currently double-hulled, three are engaged in the transportation of crude oil in Alaska and five are on long-term charter to the U.S. government and therefore are generally not currently available to transport refined petroleum products in the Jones Act coastwise trade.

        The transportation of chemicals requires vessels with small parcel capabilities. There are currently eight parcel tankers in excess of 30,000 dwt capacity participating in the Jones Act coastwise trade. Of these vessels only three have more than 40 tank segregations, and we own two of the three. The following table sets forth the parcel tankers in excess of 30,000 dwt capacity participating in the Jones Act coastwise trade:

Large Chemical Tankers in Jones Act Coastwise Trade

Vessel Name	Operator	Size (dwt)	Year Built	# of Segregations
Charleston	US Shipping	48,000	1983	43
Chemical Pioneer	US Shipping	35,000	Rebuilt in 1983	48
C. Trader	Crowley	45,000	1981	14
C. Explorer	Crowley	45,000	1981	9
SB America	Seabulk	46,000	1990	24
SB Power/Magnachem	Seabulk	39,000	1976	16
SB Courage/Brenton Reef	Seabulk	46,000	1996	11
Wilmington	ExxonMobil	48,000	1984	42

Source: Wilson Gillette & Co.

BUSINESS

Our Partnership

        We are a leading provider of long-haul marine transportation services, principally for refined petroleum products, in the U.S. domestic "coastwise" trade. We are also involved, to a limited extent, in the coastwise transportation of petrochemical and commodity chemical products. Marine transportation is a vital link in the distribution of refined petroleum, petrochemical and commodity chemical products in the United States, with approximately 28% of domestic refined petroleum products being transported by water in 2002. Our fleet consists of eight tank vessels: six integrated tug barge units, or ITBs, and two specialty refined petroleum and chemical product, or parcel, tankers. Our primary customers are major oil and chemical companies. A significant portion of our fleet capacity is currently committed to these companies pursuant to contracts with initial terms of one year or more, which provides us with a relatively predictable level of cash flow. We do not assume ownership of any of the products that we transport on our vessels.

        Our market is largely insulated from direct foreign competition because the Merchant Marine Act of 1920, commonly referred to as the Jones Act, restricts U.S. point-to-point maritime shipping to vessels operating under the U.S. flag, built in the United States, at least 75% owned and operated by U.S. citizens and manned by U.S. crews. All of our vessels are qualified to transport cargo between U.S. ports under the Jones Act.

        We began operations in September 2002 when we acquired our six ITBs from a division of Amerada Hess that was managed by several executive officers of our general partner. Our six ITBs primarily transport clean refined petroleum products, such as gasoline, diesel fuel, heating oil, jet fuel and lubricants, from refineries and storage facilities to a variety of destinations, including other refineries and distribution terminals. Four of our ITBs are currently operating under contracts with Hess, BP and Shell, one of which expires in September 2005 and one of which expires in Janaury 2006, with the remaining two expiring in late 2006. Our remaining two ITBs are currently operating in the spot market. Regardless of our contract rates and rates in the spot market, we are assured specified minimum charter rates for our ITBs through September 13, 2007, subject to certain limited exceptions, pursuant to a support agreement we entered into with Hess in connection with our acquisition of the six ITBs from Hess.

        Our two parcel tankers, the Chemical Pioneer and the Charleston, which we acquired in May 2003 and April 2004, respectively, primarily transport specialty refined petroleum, petrochemical and commodity chemical products, such as lubricants, paraxylene, caustic soda and glycols, from refineries and petrochemical manufacturing facilities to other manufacturing facilities or distribution terminals. We have contracts with Dow Chemical, ExxonMobil, Koch Industries, Lyondell Chemical and Shell with specified minimum volumes that will, in aggregate, account for approximately 74% of the anticipated usable capacity of the Charleston through July 2007 and 75% of the anticipated usable capacity of the Chemical Pioneer through February 2007. In addition, these customers are required to ship on our parcel tankers any additional volumes of these products shipped to the ports stipulated in the contracts. As a result, we expect these companies will utilize substantially all of the non-committed capacity of these vessels during those periods.

        In August 2004, we signed a fixed-price contract for construction of a 19,999 ton articulated tug barge unit, or ATB, which is scheduled to be delivered in early 2006. We have entered into contracts to carry commodity chemical products with specified minimum volumes that will utilize approximately 77% of the ATB's anticipated capacity through September 2007 and approximately 67% of the ATB's anticipated capacity thereafter through June 2010. If delivery of the ATB is delayed, we anticipate that we will either use available cargo capacity on one of our vessels or charter additional vessels to meet our contractual obligations pending delivery of the ATB. Our ATB construction contract also provides us with options to purchase three additional ATBs over the next 24 months at fixed prices, subject to limited exceptions.

        We believe that conducting our operations through a publicly traded limited partnership will offer access to the public equity and debt capital markets, a lower cost of capital for further expansions and acquisitions, an enhanced ability to use equity securities as consideration in future acquisitions and an overall lower effective income tax rate to our unitholders than if we were a corporation.

Industry Trends

        We believe the following industry trends, which are causing charter rates to rise and companies to seek longer term charters, create a positive outlook for our business:

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  Demand for tank vessels continues to be strong. This strong demand results principally from rising consumption of refined petroleum products and the importance of marine transportation in the distribution of refined petroleum, petrochemical and commodity chemical products. A major factor in determining tank vessel demand is domestic refined petroleum product consumption, which continues to rise. The EIA projects that retail demand for refined petroleum products in the United States will increase between 2003 and 2025 at a compounded annual growth rate of 1.6%. Although pipelines are a key component in the distribution chain, they do not reach all markets, may lack specific capacity to meet increasing demand and are not capable of transporting all refined petroleum products or economically transporting most chemical products. According to the Association of Oil Pipe Lines, approximately 28% of all domestic refined petroleum product transportation was by water in 2002, making waterborne transportation the second-most used mode of transportation for refined petroleum products after pipelines. While a substantial majority of all long-haul shipments of chemicals in the United States are by rail, Wilson Gillette estimates that approximately 5% are transported in the coastwise trade by tank vessels, and we believe this percentage would be higher if more Jones Act qualified parcel tankers were available. Many areas along the U.S. coast have access to refined petroleum, petrochemical and commodity chemical products only by marine transportation.

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  The domestic supply of tank vessels competing with us is decreasing. This decrease is due to: OPA 90, which mandates the phase-out of certain non-double-hulled tank vessels at varying times by January 1, 2015; and the Jones Act, which restricts the supply of new vessels by requiring that all vessels participating in the coastwise trade be constructed in the United States. As a result of OPA 90, the total barrel-carrying capacity of existing domestic tank vessels transporting refined petroleum products is projected to decline significantly from its current levels in the absence of newbuildings or retrofittings of existing tank vessels. We believe that the intensive capital requirements to construct new Jones Act tank vessels in U.S. shipyards for use in the coastwise trade will continue to deter the construction of new tankers, providing significant advantages to existing owners of high quality vessels. Due to the expected reduction in the availability of domestic tank vessels due to OPA 90, the major oil and chemical companies are increasingly interested in entering into long-term charter agreements in order to ensure shipping capacity for their products. According to Wilson Gillette, approximately 89% of the capacity of domestic tank vessels in excess of 30,000 dwt transporting refined petroleum products is trading under contractual arrangements having a term longer than one year, with only approximately 11% of such capacity available in the spot market.

  •
  Major oil and chemical companies are increasingly selective in their choice of tank vessel operators. These companies place particular emphasis on strong environmental and safety records, as well as operating performance. We believe that the increasingly stringent U.S. regulatory environment, the emphasis on quality and environmental protection and increasingly demanding customer vetting standards and procedures governing eligibility of vessels to engage in the coastwise trade for, and enter terminal facilities of, these customers, will accelerate the obsolescence of older, lower quality tank vessels and provide a competitive advantage to companies like us that operate high-quality tank vessels.

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  The domestic tank vessel industry is consolidating. Major oil and chemical companies, which comprise the majority of our customer base, continue to increase their focus on their core competencies by divesting logistics assets, such as tank vessels, and outsourcing product transportation operations through long-term charters. Partly as a result of OPA 90 and the corresponding capital requirements to replace or retrofit existing tank vessel fleets, we believe many smaller, independent tank barge companies may find it increasingly difficult to compete profitably. In addition, major oil and chemical companies, which comprise the majority of our customer base, continue to increase their focus on their core competencies, divesting logistics assets, such as tank vessels, and outsourcing product transportation operations through long-term charters. The continuation of these trends would provide us with opportunities both to acquire additional assets and add customers.

Business Strategies

        Our primary business objective is to increase our distributable cash flow per unit by executing the following strategies:

  •
  Operate our fleet safely and efficiently to meet the most stringent customer vetting and industry standards and remain a preferred supplier to major oil and chemical companies. Major oil and chemical companies place particular emphasis on strong environmental and safety records and efficient operations. We believe we are a high quality, cost-efficient and reliable tank vessel operator. We intend to continue improving our operational safety and efficiency through the use of new technology and comprehensive training programs for new and existing employees. We also intend to minimize off-hire time and costs by emphasizing efficient scheduling and timely completion of planned and preventative maintenance both on-shore and at sea. This maintenance, combined with the twin redundant engine configuration on our ITBs, has allowed us to average less than one day of unscheduled off-hire per ITB per year over the past five years. We intend to continue building on our reputation for maintaining high standards of performance, reliability and safety, which we believe has enabled us to attract highly-selective customers.

  •
  Contract a high proportion of our capacity with major oil and chemical companies for periods of one year or more in an effort to maintain steady cash flows from creditworthy customers through business cycles, while maintaining some flexibility to respond to changing market conditions. Vessels operating on time charters or contracts of affreightment generally provide more predictable cash flow, while vessels operating under spot charters may generate increased profit margins during periods of increasing charter rates. We intend to pursue a strategy of emphasizing longer-term contracts, while preserving operational flexibility to take advantage of changing market conditions. Four of our six ITBs are operating under contracts that have been in effect for at least two years. Our remaining two ITBs are currently operating in the spot market. However, the Hess support agreement effectively provides us with minimum fixed rates for our six ITBs through September 13, 2007, subject to certain limited exceptions. With respect to our parcel tankers, we have contracts of affreightment that will, in aggregate, account for approximately 75% of the anticipated usable capacity of one vessel through February 2007 and 74% of the anticipated usable capacity of the other vessel through July 2007. In addition, these contracts generally require the customer to ship excess volume of the products covered by the contract on the routes covered by the contract on our parcel tankers. As a result, we expect these customers will account for substantially all of the non-committed capacity of these vessels during those periods.

  •
  Expand our fleet through accretive strategic acquisitions and, to a lesser extent, construction of new vessels. We have grown successfully in the past through strategic acquisitions. In September 2002 we acquired our six ITBs from Hess, and acquired our Chemical Pioneer and Charleston parcel tankers in May 2003 and April 2004, respectively. We expect to continue this strategy by consistently surveying the marketplace to identify and pursue acquisitions, as well as newbuilding opportunities, that expand the services and products we offer or that expand our geographic presence. While we will be required to make capital expenditures to bring our ITBs in compliance with OPA 90, we also plan to continue our strategy of vessel acquisitions. In August 2004, we contracted for the construction of an ATB, the delivery of which is scheduled for early 2006, and have options to build three additional ATBs under the same terms and conditions at fixed prices, subject to limited exceptions.

  •
  Capitalize on the strong industry reputation we believe we have with major oil and chemical companies seeking to outsource their marine transportation needs. We believe there will continue to be significant revenue growth opportunities as major oil and chemical companies increase their focus on their core competencies and consider outsourcing non-core operations, such as product transportation operations. Because the delivery and logistics infrastructure maintained by major oil and chemical companies is difficult to manage and requires substantial internal expertise and resources, including capital spending and management focus, we believe major oil and chemical companies will choose to divest logistics assets, such as tank vessels, and outsource product transportation operations, particularly in lieu of retrofitting, or constructing new vessels to replace, existing vessels that must be phased out under OPA 90. We believe we have a reputation for high standards of performance, reliability and safety, which we believe will make us the partner of choice for companies seeking to outsource their product transportation operations.

Competitive Strengths

        We believe that we are well positioned to execute our business strategies successfully because of the following competitive strengths:

  •
  Our six ITBs, which are among the largest capacity tank vessels employed in the coastwise trade for refined petroleum products, have design features, such as a twin redundant engine configuration and steering system, that provide a high degree of in-service reliability and safety and result in lower operating costs for us and our customers. The capacity of our ITBs, combined with their lower crewing requirements and the interchangeability of parts among our ITBs because they are "sister vessels," allow us to provide our customers the ability to transport their refined petroleum products at a lower cost per gallon. The twin redundant engine configuration on our ITBs allows us to perform engine maintenance at sea while the vessel is operating on the other engine. Five of our ITBs have seven natural cargo separations and one has 10, allowing each ITB to carry up to seven (or 10) different grades of refined petroleum products with each voyage without cross contamination.

  •
  Our parcel tankers are among the most sophisticated in the industry, with each having over 40 independent tanks, or segregations, which allow us to handle a broad range of products. Our versatile parcel tanker fleet provides us the flexibility to efficiently allocate cargo assignments between the vessels, which allows us to reduce our waiting time between charter assignments and to provide comprehensive and efficient customer service. Our cargo segregations are configured, strengthened and coated to handle various sized parcels of a wide variety of petroleum and industrial chemical products.

  •
  Our reputation that we believe we have for high standards of safety, operating performance and customer service fosters long-term customer relationships with major oil and chemical companies and allows us to access customer facilities that impose rigorous vetting standards. Major oil and chemical companies place particular emphasis on strong environmental and safety records and efficient operations. We believe we have an established reputation for high standards of performance, reliability and safety, which we believe makes us a preferred provider of transportation to these companies and a partner of choice for companies looking to outsource their marine transportation operations. We have actively developed and maintained relationships with major oil and chemical companies.

  •
  Our financial flexibility will allow us to pursue acquisitions and other expansion opportunities through the issuance of additional common units and borrowings under our credit facility. After the application of the proceeds we receive from this offering, we expect to have approximately $20.6 million in cash for working capital purposes and $80.0 million available under our credit facility. In addition, we believe we have debt capacity beyond that available under our credit facility. In combination with our ability to issue additional partnership units, we have significant resources to finance capital expenditures, expansion and acquisition opportunities.

  •
  Our management team has an average of 26 years of experience in the marine transportation industry and a track record of identifying and successfully integrating strategic accretive acquisitions. We believe our management team's experience and familiarity with our industry and businesses are important assets that will assist us in implementing our business strategies and pursuing our growth strategies.

Our Vessels

Integrated Tug Barge Unit Fleet

        In September 2002, we acquired a fleet of six refined petroleum product ITBs built in the United States in the mid-1980s and qualified for the coastwise trade. ITBs integrate a dedicated tugboat (which provides propulsion) into a cargo carrying barge using a coupling system that connects the two vessels. The rigid connection between the vessels enables the tug barge combination to be handled as though it were a single vessel, with better handling and maneuverability than a conventional tug and barge combination. Unlike self-propelled tankers, ITBs are designed to allow the aft section, containing the more complex controls and machinery, to be separated from the forebody cargo area. The tug and barge sections are locked together and are only separated during scheduled drydockings every five years. ITBs provide a major cost advantage compared to a tanker because ITBs require fewer crew members than tankers. Additionally, ITBs can operate in sea and weather conditions that conventional tug-barge combinations cannot.

        The following diagram depicts typical characteristics of our ITBs, showing a side view and overview:

        All six ITBs are "sister vessels" of the same design and built to the same specifications. As sister vessels, we can operate them more efficiently because we can use common procedures with all the ITBs, while inventory management can be centralized and crews and officers can be interchanged among vessels. In addition, sister vessels allow us to substitute vessels in service and service the same contract with different vessels.

        The following table sets forth the specifications and highlights for our six ITBs:

Deadweight capacity(1)	48,000 dwt/360,000 bbls
Service speed	14.0 knots
Full load draft (summer)	40.563 feet
Hull structure	Double-bottom
Propulsion type	2x DeLaval Medium Speed Diesel
Fuel consumption (at sea)	42 long tons of marine diesel oil/day
Number of cargo segregations	7 different types of refined products(2)
Classification	American Bureau of Shipping A1 (all six vessels)(3)

(1)
A vessel's cargo capacity is less than its deadweight capacity as a result of the fuel it carries for its operation. A vessel's cargo capacity may be further reduced to the extent draft clearance limits the ability of a vessel to enter or leave port with a full load.
(2)
One ITB has 10 cargo segregations.

(3)
The American Bureau of Shipping, or ABS, is an independent classification society that inspects the hull and machinery of commercial ships to assess compliance with minimum criteria as set by U.S. and international regulations. The classification of "A1" is ABS' highest hull structure classification.

        Double-bottom ship configurations are superior to single-hull configuration for the prevention of oil spills in the event of a grounding. As a result, charterers prefer double-bottom ships to conventional single-hull ships. Because the ITBs have two independent propulsion plants and are equipped with dual propellers and rudders, the risk of mechanical failure and unscheduled downtime for this fleet is lessened. We can perform engine maintenance at sea while the vessel is operating on the other engine.

        The following table summarizes information about our ITBs:

Vessel	Current Trade Route	Month/Year Built	OPA 90 Retrofit/ Phase-out Date
JACKSONVILLE	Spot (generally U.S. coastwise trade)	May 1982	May 2012
GROTON	West Coast: Washington to California	June 1982	June 2012
NEW YORK	East Coast: Texas to Florida	February 1983	February 2013
BALTIMORE	West Coast: Washington to California	May 1983	May 2013
PHILADELPHIA	East Coast: Louisiana to Florida	June 1984	June 2014
MOBILE	Spot (generally U.S. coastwise trade)	August 1984	August 2014

        Four of our ITBs are currently operating under charters with BP (2 vessels), Hess and Shell. Each of these charters had an initial term of two to three years. One charter expires in September 2005, one expires in January 2006 and the remaining two expire in November and December 2006. The remaining two ITBs are currently operating in the spot market under voyage charters; however, regardless of rates in the spot market, we are assured specified minimum rates for these vessels through September 13, 2007 under the Hess support agreement, subject to certain limited exceptions. Although our ITBs principally transport refined petroleum products, we will on occasion transport crude oil if requested by a customer.

        The ITBs are required by both domestic (United States Coast Guard) and international (International Maritime Organization) regulatory bodies to be overhauled for major repair and maintenance every five years. During a drydocking an ITB is removed from service (typically for 45-55 days) and major repair and maintenance work is carried out. We currently estimate typical drydock costs for our ITBs will be approximately $4.0 million to $6.0 million per vessel for work occurring in U.S. shipyards. We can also drydock the ITBs in foreign shipyards, where the drydocking costs are lower. However, if we choose to drydock an ITB in a foreign shipyard, the ITB may be off-hire, and therefore not earning any revenue, for a longer period of time as it travels to and from the foreign shipyard if we cannot find a cargo to transport during that voyage. Drydocking costs are considered maintenance capital expenditures but are expensed immediately for tax purposes. In addition to drydocking each ITB every five years, we are required to conduct a mid-period underwater survey in lieu of drydocking the ITB for inspection. An underwater survey only requires an ITB to be removed from service for three to five days.

        The following table sets forth information regarding the drydocking of our ITBs:

Vessel	Last Drydock	Costs	Days Off-Hire		Next Scheduled Drydock
	($ in thousands)
JACKSONVILLE	2000	$3,023	45		2005
GROTON	2001	2,449	90	(1)	2006
NEW YORK	2000	3,054	46		2005
BALTIMORE	2002	5,888	51		2007
PHILADELPHIA	2002	4,705	64		2007
MOBILE	2001	3,743	49		2006

(1)
Drydocked in China; includes transit time to and from a shipyard in China.

        Our ITBs are very seldom off-hire for reasons outside of a scheduled drydocking or underwater surveys in lieu of mid-period drydocking. As set forth in the following table, over the last five and one-half years, our ITBs have been off-hire (other than for scheduled drydockings and underwater surveys) for a total of 26 days.

	Vessel Working and Scheduled Maintenance Days
Vessel	1999	2000	2001	2002	2003	2004(1)	Notes
JACKSONVILLE	365	366	365	365	365	182
GROTON	365	366	362	365	365	178	2001 – 3 days for loss of rudder 2004 – 4 days for engine repair
NEW YORK	365	366	365	365	365	180	2004 – 2 days for generator repair
BALTIMORE	365	366	357	365	365	182	2001 – 8 days for slop tank repairs
PHILADELPHIA	364	366	365	365	365	182	1999 – 1 day for misc. repairs
MOBILE	365	358	365	365	365	182	2000 – 8 days for rudder repairs

Average	364.8	363.7	363.2	365.0	365.0	181.0
Average Utilization Rate(2)	99.95%	99.63%	99.50%	100.00%	100.00%	99.0%

(1)
Through June 30, 2004.

(2)
Utilization is a primary measure of operating performance in our business. Utilization is a percentage equal to the total number of days worked by a vessel during a defined period, divided by total vessel days for that period. Scheduled drydock days are considered days worked by a vessel for purposes of this calculation.

        Prior to their respective stipulated OPA 90 phase-out dates, we plan to extend the life of each of our ITBs by retrofitting them with an internal double-hull or by building new forebodies similar to the existing forebodies that have a fully compliant double-hull. A retrofit would involve installing double-sides internally in the existing forebody, rearranging ballast tanks and installing coating systems to protect all newly installed steel surfaces. This retrofit will result in a fully conforming double-hull vessel since the existing double-bottom of the ITB is fully conforming; however, the capacity of the vessel will decrease by approximately 5%. We estimate the current cost of this retrofit to be approximately $25 million per vessel, and will require an off-hire period of approximately 120 days if performed in a U.S. shipyard.

        In order to bring our ITBs into compliance with OPA 90, at a minimum we will be required to retrofit each ITB with double-sides. We may elect to construct new double-hulled forebodies for some or all of our vessels instead of retrofitting them with double-sides. This forebody will be built substantially in accordance with the design of the existing forebody, with selected upgrades of cargo systems and other modifications to equip these units with state-of-the-art technology. This new forebody can be constructed while the existing ITB continues to operate, requiring an off-hire period of approximately 60 days to join the new forebody to the existing tug and to conduct sea trials. We estimate the current cost of constructing a new forebody to be $55 million per vessel. We will base our final decision on whether to retrofit or to construct forebodies on the cost of shipyard work for each alternative at the time it is undertaken, market conditions, charter rates, the availability and cost of financing and other customary factors governing investment decisions. We believe that either option will be fully acceptable to our customers given the precedent of retrofitted double-hulls that have already occurred and are trading in the Jones Act.

        Hess Support Agreement.    In connection with our purchase of the six ITBs from Hess, we entered into a support agreement with Hess that provides, among other things:

  •
  We will use our commercially reasonable efforts to charter out the ITBs and maximize the amount of time that the ITBs are employed, either on a time charter or spot charter basis;

  •
  If we propose to enter into a time charter or spot charter for an ITB, we must notify Hess in advance, and Hess has a right to charter such ITB on the terms proposed with such third party;

  •
  If we expect that an ITB will not be chartered for a period in excess of five consecutive days (other than for downtime, as described below), Hess has the right to propose, and we are required to accept, a spot charter for itself or a third party on commercially reasonable terms;

  •
  If the contracted rate (the "Negotiated Rate") for a spot charter or time charter of an ITB is less than the then effective charter rate for such ITB specified in the support agreement (the "Support Rate"), Hess is obligated to pay us the difference between the Support Rate and the Negotiated Rate. However, Hess is not obligated to compensate us for any downtime, which is defined as:

  •
  the ITB not being in service due to drydock or casualty;

  •
  the charterer not being required to pay under the charter due to the ITB being off-hire; or

  •
  the ITB not being in service because it has been finally determined in arbitration that we did not use commercially reasonable efforts to charter out such ITB;

  •
  If the Negotiated Rate for an ITB exceeds the Support Rate, we must pay the excess to Hess to reimburse Hess for any payments made to us by Hess under the support agreement and, once Hess has been fully reimbursed for all payments made under the support agreement, we must pay Hess 50% of any remaining excess. Our obligation to reimburse Hess for these payments terminates upon termination of the support agreement;

  •
  If we enter into a time charter for an ITB with a charterer having a senior unsecured long-term debt credit rating by Moody's Investor Services of Baa2 or better and a senior unsecured debt credit rating by Standard & Poor's of BBB or better, and (1) the Negotiated Rate for such charter equals or exceeds the then applicable Support Rate for the ITB and (2) the charterer consents to the assignment of such charter to our lenders as security for our debt, then Hess'

    payment obligation with respect to that ITB is suspended for the contracted term of the charter, whether or not the charterer is making payments to us or the charter is still in effect;

  •
  Neither we nor Hess can withhold or defer any payment due under the support agreement, although we each have limited set-off rights in respect of indemnification payments due from the other under the agreement pursuant to which we purchased the six ITBs and we can defer (with interest at the prime rate) any payment due to Hess under the support agreement if such payments would cause us to be in default under our senior credit facility;

  •
  Neither we nor Hess can terminate the support agreement unilaterally;

  •
  The support agreement will terminate on September 13, 2007, or earlier if:

  •
  With respect to any individual ITB, the date on which

  •
  we sell such ITB,

  •
  such ITB ceases to be certified for use in United States coastwise trade, or

  •
  there is an actual, constructive, compromised or agreed total loss of such ITB; and

  •
  With respect to all ITBs, upon the occurrence of any one of the following events (each such event a "Sale of the Business") that results in equity holders of United States Shipping Master LLC ceasing to own, directly or indirectly, at least 50% of the surviving entity (or entities) that hold(s) title to the ITBs:

  •
  the sale of all or substantially all of our ITBs and related assets;

  •
  the sale of all the issued and outstanding securities of our subsidiary that owns the ITBs and related assets;

  •
  the merger or consolidation of our subsidiary that owns the ITBs and related assets;

    However, the transactions contemplated hereby, including this offering, will not result in a termination of the support agreement; and

  •
  If during the duration of the support agreement we sell one or more ITBs, other than in a Sale of the Business, or there is an actual, constructive, compromised or agreed total loss of one or more ITBs, we must use all proceeds (including insurance proceeds) in excess of required debt payments, taxes and out-of-pocket expenses incurred in connection with such sale or insurance recovery to reimburse Hess for all payments made by it under the support agreement and not previously reimbursed in the case of a sale and one-sixth of such payments in the case of an actual, constructive, compromised or total loss of the ITB.

For the period from September 13, 2002 to December 31, 2002, the operation of two ITBs was covered by the support agreement. For the year ended December 31, 2003 and the six months ended June 30, 2004, four and five ITBs, respectively, were covered. One ITB is under contract with Hess at a charter rate less than the support rate; this vessel will be covered by the support agreement upon any termination of that contract.

Parcel Tanker Fleet

        Our parcel tankers carry specialty refined petroleum, petrochemical and commodity chemical products primarily from refineries and chemical manufacturing plants and storage tank facilities along the coast of the U.S. Gulf of Mexico to industrial users in and around East Coast ports. The speciality refined petroleum products transported on our parcel tankers are generally not the types of refined petroleum products transported by our ITBs but are products shipped in smaller volumes and used primarily in the manufacture of other products. Petrochemical and commodity chemical products transported by our parcel tankers consist primarily of paraxylene, caustic soda, alcohol, chlorinated solvents, alkylates, toluene and ethylene glycol.

        Because of the smaller cargo lot size requirements, parcel tankers are designed with many small cargo tanks. Unlike conventional tankers, parcel tankers are typically designed with one dedicated cargo pump, and associated piping system, for each tank, in order to eliminate cargo contamination. Some of the specialty refined petroleum, petrochemical and commodity chemical products transported must be carried in vessels with specially coated or stainless steel cargo tanks, as many of these cargos are very sensitive to contamination and require special cargo handling equipment.

        The following diagram depicts typical characteristics of our parcel tankers, showing a side view and overview:

        We currently operate two parcel tankers: the Chemical Pioneer, which we acquired from Dow in May 2003, and the Charleston, which we acquired from ExxonMobil in April 2004. The following table sets forth the specifications and highlights of our parcel tankers:

	CHARLESTON	CHEMICAL PIONEER
Deadweight capacity(1)	48,000 dwt	35,000 dwt
Service speed	16.0 knots	16.0 knots
Full load draft (summer)	42.000 feet	35.656 feet
Hull structure	Double-bottom	Double-hull (non-OPA 90 compliant)
Propulsion type	Low-speed diesel	Steam turbine
Fuel consumption (at sea)	52 MT/Day (IFO 180)	75 MT/Day (IFO 380)
Number of cargo segregations	43 different types of products	48 different types of products
Classification(2)	American Bureau of Shipping A1	American Bureau of Shipping A1
Condition Assessment(3)	CAP I	CAP II

(1)
A vessel's cargo capacity is less than its deadweight capacity as a result of the fuel it carries for its operation. A vessel's cargo capacity may be further reduced to the extent draft clearance limits the ability of a vessel to enter or leave port with a full load.

(2)
The classification of "A1" is ABS' highest hull structure classification.

(3)
ABS also provides a condition assessment rating system; a CAP I rating is equivalent to a new build steel structure and a CAP II rating is equivalent to a five year old ship.

        The Chemical Pioneer and the Charleston are among the last independently owned carriers scheduled to be retired under OPA 90, with phase-out dates in 2013. Although the Chemical Pioneer is double-hulled, it is not OPA 90 compliant; however, we believe that a minor modification will bring the Chemical Pioneer into compliance with OPA 90. The Charleston is not OPA 90 compliant; however, we believe we will be able to obtain a waiver allowing us to carry refined petroleum products in the vessel's center tanks and non-petroleum-based products in the other tanks. Alternatively, since tankers carrying products or chemicals not regulated by OPA 90 (i.e., non-petroleum-based) are not subject to the mandated OPA 90 phase-out dates and, therefore, have extended trading lives, we may elect to change the operation of the parcel tankers to avoid having to retrofit them or phase them out. However, this change could materially adversely affect their value to us.

        Both the Chemical Pioneer and the Charleston have over 40 cargo segregations, which are configured, strengthened and coated to handle various sized parcels of a wide variety of petroleum products and industrial chemicals, giving them the ability to handle a broader range of specialty refined petroleum, petrochemical and commodity chemical products than other chemical-capable product carriers. These vessels also have specialized tank cleaning machines. Many of the petroleum and chemical products we transport in our parcel tankers are hazardous substances and therefore require highly qualified management and crew to operate the vessel safely.

        Current voyages for our parcel tankers are generally conducted from the Houston and Corpus Christi, Texas and Lake Charles, Louisiana areas to such ports as New York, New York, Philadelphia, Pennsylvania, Baltimore, Maryland, Wilmington, North Carolina and Charleston, South Carolina.

        We currently have contracts of affreightment with Dow Chemical, ExxonMobil, Koch Industries, Lyondell Chemical and Shell with specified minimum cargo requirements that will, in aggregate, account for approximately 74% of the anticipated usable capacity of the Charleston through July 2007 and 75% of the anticipated usable capacity of the Chemical Pioneer through February 2007. In addition, these contracts generally require the customer to ship excess volume of the products covered by the contract on the routes covered by the contract on our parcel tankers. As a result, we expect these companies will account for substantially all of the non-committed capacity of these vessels during those periods. When we acquired the Charleston from ExxonMobil in May 2004, we agreed to transport cargo for ExxonMobil generally transported by the S/R Wilmington while such vessel was in drydock. We have been operating under this arrangement since June 2004 and have chartered in another vessel on a short-term basis to fulfill our obligations under our charter agreements covering the Charleston. We anticipate that the Charleston will no longer be needed to cover the S/R Wilmington by mid to late November 2004. However, we are obligated to use our best efforts to cover all of ExxonMobil's cargo transportation requirements that would have been covered by the S/R Wilmington during future drydocks of that vessel.

        The Charleston is expected to transport specialty refined petroleum products and related products that generally generate qualifying income for federal income tax purposes. We plan to operate the Chemical Pioneer in a corporate subsidiary because it primarily will conduct operations that do not generate qualifying income. Dividends received from our corporate subsidiary will generate qualifying income.

        Our parcel tankers are required by both domestic (U.S. Coast Guard) and international (International Maritime Organization) regulatory bodies to be drydocked twice in a five year period. During a drydocking the vessel is removed from service (typically for 35 to 50 days) and major repair and maintenance work is carried out. We currently estimate typical drydock costs to be $3.0 million to $5.0 million per vessel for work occurring in U.S. shipyards. Drydocking costs are considered maintenance capital expenditures but are depreciated immediately for tax purposes.

Vessel	Last Drydock	Costs	Days Off-Hire	Next Drydock
	(dollars in thousands)
Charleston(1)	2003	$1,500	65	2006
Chemical Pioneer(2)	2003	12,448	122	2006

(1)
Drydocked in Singapore; includes estimated transit time to and from shipyard in Singapore.

(2)
Extensive drydock to bring the ship to our operational standards following acquisition. This drydocking substantially improved the operating quality of the ship by, among other things, coating all ballast and void tanks, completely overhauling and upgrading the main propulsion plant, and recoating all deck structures. Also during this drydocking, we conducted extensive work to successfully bring the vessel to CAP II quality.

Articulated Tug Barge Unit

        ATBs, similar to ITBs, consist of a tugboat (which provides propulsion) and a cargo carrying barge using a coupling system that connects the two vessels. Unlike the rigid connection found on ITBs, an ATB uses a hinged connection. The ATB's configuration offers crewing cost advantages similar to those of an ITB. In addition, ATBs offer the additional advantage of substitutability, because the barge and tug may be decoupled. This offers operational and commercial flexibility, allowing the barge unit to be towed by a third party tug in certain situations. ATBs are substantially cheaper to construct than a new tanker.

        The following diagram depicts the ATB we are currently having constructed, showing a side view and overview:

        In August 2004, we signed a contract with Southeastern New England Marine Corporation, or Senesco, for construction of a 19,999 ton ATB to be delivered in early 2006. This design will enable us to offer our customers a high degree of flexibility in carrying cargos of different grades simultaneously.

        The contract price for the ATB is $45.3 million, including $0.5 million of company supervision costs, to be paid in installments over the construction period of approximately 18 months. The barge will be constructed at Senesco's shipyard at Quonset Point, Rhode Island. Pursuant to the terms of the contract, we have options, exercisable for a period of two years, to build three additional ATBs under the same terms and conditions at fixed prices, subject to specified price increases and increases resulting from changes in specifications and component prices. If we do not exercise any of the options, we must pay the shipyard an additional $500,000, and if we exercise the option only for one additional ATB, we must pay the shipyard $125,000.

        The following table sets forth the specifications and highlights for our ATB currently under construction:

Deadweight capacity(1)	19,999 dwt / 140,000 bbl
Service speed	13.5 knots
Full load draft (summer)	29'0"
Hull structure	Double-hull
Propulsion type	Twin medium speed diesel burning heavy fuel oil (IFO 180)
Fuel consumption (at sea)	38 tons/day
Number of cargo segregations	10
Classification	Tug: ABS A1 Barge: ABS A1

(1)
A vessel's cargo capacity is less than its deadweight capacity as a result of the fuel it carries for its operations.

        We have entered into contracts of affreightment to transport commodity chemical products whose specified minimum volumes will utilize 77% of our ATB's anticipated capacity through September 2007 and approximately 67% of the ATB's anticipated capacity thereafter through June 2010. In addition, these contracts generally require the customer to ship excess volume of the products covered by the contract on the routes covered by the contract on our ATB. As a result, we expect these companies will account for substantially all of the non-committed capacity of this vessel during the term of the contract. We currently intend to secure long-term contracts of affreightment for any additional ATBs constructed pursuant to exercise of the options contained in the contract with Senesco.

        We believe our ATB will offer several key competitive advantages over other ATBs currently in operation, including greater efficiency, increased speed, lower daily operating costs and the ability to carry multiple cargos. First, our ATB is designed to travel faster, at 13.5 knots, than most competing ATBs. Second, we expect the daily operating costs of our ATB will be significantly less per day to operate than most competing ATBs. This difference is due to the fact that our ATB is designed with efficient engines that burn 38 tons per day of heavy fuel (IFO 180), which is significantly less expensive than the diesel fuel used by most ATBs. Third, our ATB is designed to carry refined petroleum, petrochemical and commodity chemical products, making them more versatile than most ATBs, which are only designed to carry refined petroleum products. Fourth, our ATB is designed to handle numerous cargo grades on each voyage, as it has more cargo segregations (10) than most competing ATBs that typically have only 4 segregations. Our ATB is also designed with deepwell pumps in each cargo tank that ease tank stripping and enable pumping of multiple small parcels without mixing or contamination. Finally, our ATB is designed to benefit from efficiency due to automated cargo pumps and tank ullaging which increase productivity of the crew and reduce overtime costs, as well as an inert gas system that leads to more efficient maintenance.

        The contracts of affreightment we have for our ATB under construction cover products that generally do not generate qualifying income for federal income tax purposes. As a result, we anticipate this ATB will be owned by our corporate subsidiary because it primarily will conduct operations that do not generate qualifying income.

Our Customers

        Our three largest customers in 2003 and the first half of 2004 based on gross revenue were BP, Hess and Shell, each of which accounted for more than 14% of our consolidated revenues for those periods. No other customer accounted for more than 10% of our consolidated revenues for those periods.

Preventative Maintenance

        We have a computerized preventative maintenance program that tracks U.S. Coast Guard and American Bureau of Shipping inspection schedules and establishes a system for the reporting and handling of routine maintenance and repair.

        Vessel captains submit monthly inspection reports, which are used to note conditions that may require maintenance or repair. Vessel superintendents are responsible for reviewing these reports, inspecting identified discrepancies, assigning a priority classification and generating work orders. Work orders establish job type, assign personnel responsible for the task and record target start and completion dates. Vessel superintendents inspect repairs completed by the crew, supervise outside contractors as needed and conduct quarterly inspections following the same criteria as the captains. Drills and training exercises are conducted in conjunction with these inspections, which are typically more comprehensive in scope. In addition, an operations duty officer is available on a 24-hour basis to handle any operational issues. The operations duty officer is prepared to respond on scene whenever required and is trained in technical repair issues, spill control and emergency response.

        The American Bureau of Shipping and the U.S. Coast Guard establish drydocking schedules. Prior to sending a vessel to a shipyard, we develop comprehensive work lists to ensure all required maintenance is completed. Repair facilities bid on these work lists, and jobs are awarded based on price and time to complete. Vessels then report to a cleaning facility to prepare for the shipyard. Once the vessel is gas-free, a certified marine chemist issues paperwork certifying that no dangerous vapors are present. The vessel proceeds to the shipyard where the vessel superintendent and certain crew members assist in performing the maintenance and repair work. The planned maintenance period is considered complete when all work has been tested to the satisfaction of American Bureau of Shipping or U.S. Coast Guard inspectors or both.

Safety

General

        We are committed to operating our vessels in a manner that protects the safety and health of our employees, the general public and the environment. Our primary goal is to minimize the number of safety- and health-related accidents on our vessels and our property. We are focused on avoiding personal injuries and reducing occupational health hazards. We seek to prevent accidents that may cause damage to our personnel, equipment or the environment such as fire, collisions, petroleum spills and groundings of our vessels. In addition, we are committed to reduce overall emissions and waste generation from our operations and to the safe management of associated cargo residues and cleaning wastes.

        Our policy is to follow all laws and regulations as required, and we are actively participating with government, trade organizations and the public in creating responsible laws, regulations and standards to safeguard the workplace, the community and the environment. Our operations department is responsible for coordinating all facets of our health, safety and training programs. The operations department identifies areas that may require special emphasis, including new initiatives that evolve within the industry. Supervisors are responsible for carrying out and monitoring compliance for all of the safety and health policies on their vessels.

Tank Barge Characteristics

        To protect the environment, today's tank barge hulls are required not only to be leakproof into the body of water in which they float but also to be vapor-tight to prevent the release of any fumes or vapors into the atmosphere. Our tank barges that carry clean products such as gasoline or naphtha have alarms that indicate when the tank is full (95% of capacity) and when it is overfull (98% of capacity). Each tank barge also has a vapor recovery system that connects the cargo tanks to the shore terminal via pipe and hose to return to the plant the vapors generated while loading.

Safety Management Systems

        We are currently certified under the standards of the International Safety Management, or ISM, system. The ISM standards were promulgated by the International Maritime Organization, or IMO, several years ago and have been adopted through treaty by many IMO member countries, including the United States. Although ISM is not required for coastal tug and barge operations, we have determined that an integrated safety management system, including the ISM standards, will promote safer operations and will provide us with necessary operational flexibility as we continue to grow. We have been awarded ISO 9001 Quality Management System certification as well as ISO 14001 Environmental Management System certification. These standards are part of a series of standards established by the International Organization for Standardization. ISO 9001 is one of a series of quality management system standards, while ISO 14001 is one of a series of standards relating to the environment and its protection.

Ship Management, Crewing and Employees

        We maintain an experienced and highly qualified work force of shore-based and seagoing personnel. As of August 31, 2004, we employed approximately 330 persons, comprised of approximately 30 shore staff and approximately 300 fleet personnel. We have a collective bargaining agreement in place with two maritime unions, the American Maritime Officers union, which covers the 134 officers of our vessels, and the Seafarers' International Union, which covers all our other seagoing personnel, that expire in 2007. Under the terms of the collective bargaining agreements, we are required to make contributions to pension and other welfare programs managed by the unions. There is no unfunded pension liability under any of these agreements. Our vessel employees are paid on a daily or hourly basis and typically work 60 days on and 60 days off, in the case of officers, and 120 days on and 60 days off, in the case of all other seagoing personnel. Our shore-based personnel are generally salaried and are located at our headquarters in Edison, New Jersey.

        Our shore staff provides support for all aspects of our fleet and business operations, including sales and scheduling, crewing and human resources functions, engineering, compliance and technical management, financial and insurance services.

        Our crews regularly inspect each vessel, both at sea and in port, and perform most of the ordinary course maintenance. Our procedures call for a member of our shore-based staff to inspect each vessel at least once each fiscal quarter, making specific notations and recommendations regarding the overall condition of the vessel, maintenance, safety and crew welfare. In addition, our fleet is inspected annually by independent safety consultants and regularly vetted by our customers.

Classification, Inspection and Certification

        In accordance with standard industry practice, all of our coastwise vessels have been certified as being "in class" by the American Bureau of Shipping. The American Bureau of Shipping is one of several internationally recognized classification societies that inspects vessels at regularly scheduled intervals to ensure compliance with American Bureau of Shipping classification rules and some applicable federal safety regulations. Most insurance underwriters require an "in class" certification by a classification society before they will extend coverage to any vessel. The classification society certifies that the pertinent vessel has been built and maintained in accordance with the rules of the society and complies with applicable rules and regulations of the country of registry of such vessel and the international conventions of which that country is a member. Inspections of our ITBs are conducted by a surveyor of the classification society in three surveys of varying frequency and thoroughness: annual surveys each year, an intermediate survey every two to three years, which is generally conducted through an underwater survey, and a special survey every five years. As part of an intermediate survey, our vessels may be required to be drydocked every 24 to 30 months for inspection of the underwater parts of such vessel and for any necessary repair work related to such inspection. Inspections of our parcel tankers are conducted by a surveyor of the classification society annually as well as when the vessel is drydocked, which must occur twice every five years.

        Our vessels are inspected at periodic intervals by the U.S. Coast Guard to ensure compliance with applicable safety regulations issued by the U.S. Coast Guard. All of our tank vessels carry Certificates of Inspection issued by the U.S. Coast Guard.

        Our vessels are also inspected and audited periodically by our customers, in some cases as a precondition to chartering our vessels. We maintain all necessary approvals required for our vessels to operate in their normal trades. We believe that the high quality of our vessels, our crews and our shoreside staff are advantages when competing against other vessel operators for long-term business.

Insurance Program

        We believe that we have arranged for adequate insurance coverage to protect against the accident-related risks involved in the conduct of our business and risks of liability for environmental damage and pollution, consistent with industry practice. We cannot assure you, however, that all risks are adequately insured against, that any particular claims will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future.

        Our hull and machinery insurance covers risks of actual or constructive loss from collision, fire, grounding, engine breakdown and other casualties up to an agreed value per vessel. Our war-risks insurance covers risks of confiscation, seizure, capture, vandalism, sabotage and other war-related risks. While some tank vessel owners and operators obtain loss-of-hire insurance covering the loss of revenue during extended tank vessel off-hire periods, we, along with several other tank vessel operators, do not have this type of coverage. We believe that, given our diversified marine transportation operations and high utilization rate, this type of coverage is not economical and is of limited value to us. However, we evaluate the need for such coverage on an ongoing basis taking into account insurance market conditions and the employment of our vessels.

        Our protection and indemnity insurance covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo, damage to third-party property, asbestos exposure and pollution arising from oil or other substances. Our current protection and indemnity insurance coverage for pollution is $1 billion per incident and is provided by United Kingdom P&I Club, which is a member of the International Group of protection and indemnity mutual assurance associations. The 17 protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each protection and indemnity association has capped its exposure to this pooling agreement at approximately $4.3 billion per non-pollution incident. As a member of UK P&I Club, we are subject to calls payable to the associations based on our claims records, as well as the claim records of all other members of the individual associations and members of UK P&I Club.

        We are not currently the subject of any claims alleging exposure to contaminants, although such claims may be brought in the future. In connection with our purchase of the six ITBs from Hess, we and Hess agreed that we would share liability for any claims by employees for exposure to contaminants including, without limitation, polychlorinated biphenyls, asbestos and radioactive substances, or working conditions on the vessels, based on the number of days such employee worked for Hess compared to the number of days such employee worked for us. If, notwithstanding the foregoing, we had to pay claims solely out of our own funds, it could have a material adverse effect on our financial condition. Furthermore, any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims could be brought, the aggregate amount of these deductibles could be material.

        We may not be able to obtain insurance coverage in the future to cover all risks inherent in our business, and insurance, if available, may be at rates that we do not consider to be commercially reasonable. In addition, as more single-hull vessels are retired from active service, insurers may be less willing to insure and customers less willing to hire single-hull vessels.

Competition

        The Jones Act restricts U.S. point-to-point maritime shipping to vessels operating under the U.S. flag, built in the United States, at least 75% owned and operated by U.S. citizens and manned by U.S. crews. In our market areas, our primary direct competitors are the operators of U.S. flag ocean-going tank vessels and U.S. flag parcel tankers, including the captive fleets of major oil and chemical companies. The domestic tank vessel industry is highly competitive.

        In the spot charter markets, our vessels compete with all other vessels of a size and type required by a charterer that can be available at the date specified. In the longer-term charter market, competition is based primarily on price and availability, although we believe charterers have become more selective with respect to the quality of vessels they hire, with particular emphasis on factors such as age, double-hulls or double-bottoms and the reliability and quality of operations. We believe major oil and chemical companies are increasingly demonstrating a preference for modern vessels based on concerns about the environmental risks associated with older vessels. Consequently, we believe that owners of large relatively modern fleets such as ours have been able to gain a competitive advantage over owners of older fleets.

        U.S. flag tank vessels also compete with petroleum product pipelines and are affected by the level of imports on foreign flag products carriers. Because the existing U.S. pipeline network offers a low cost method of transporting oil and refined petroleum products, it is capacity constrained in many markets. We believe that high capital costs, tariff regulation and environmental considerations make it unlikely that a new refined product pipeline system will be built in our market areas in the near future. It is possible, however, that new pipeline segments, including pipeline segments that connect with existing pipeline systems, could be built or that existing pipelines could be expanded or converted to carry refined petroleum products. Either of these occurrences could have an adverse effect on our ability to compete in particular locations.

        While a substantial majority of all long-haul shipments of chemicals in the United States are by rail, Wilson Gillette estimates approximately 5% are transported in the coastwise trade by tank vessels, and we believe this percentage would be higher if more Jones Act qualified parcel tankers were available. We believe that the cost to ship by rail is significantly higher than shipping by tanker, even when inventory and logistics costs are factored in. Wilson Gillette believes that this lower cost and the availability of vessels with many tank segregations that allow smaller quantities of product to be carried will increase the demand for tanker transportation of chemicals.

        Please read "Overview of Our Industry" for more information regarding competition.

Regulation

        Our operations are subject to significant federal, state and local regulation, the principal provisions of which are described below.

Environmental

        General.    Government regulation significantly affects the ownership and operation of our tank vessels. Our tank vessels are subject to international conventions, federal, state and local laws and regulations relating to safety and health and environmental protection, including the generation, storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials. Although we believe that we are in substantial compliance with applicable environmental laws and regulations, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tank vessels. The recent trend in environmental legislation is toward more stringent requirements, and this trend will likely continue. In addition, a future serious marine incident occurring in U.S. waters or internationally that results in significant oil pollution or causes significant environmental impact could result in additional legislation or regulation that could adversely affect our ability to pay cash distributions.

        Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our tank vessels. While we believe that we are in substantial compliance with applicable environmental laws and regulations and have all permits, licenses and certificates necessary for the conduct of our operations, frequently changing and increasingly stricter requirements, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our tank vessels.

        We maintain operating standards for all of our tank vessels that emphasize operational safety, quality maintenance, continuous training of our crews and officers, care for the environment and compliance with U.S. regulations. Our tank vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (U.S. Coast Guard or other port state control authorities), classification societies, flag state administration and charterers, particularly terminal operators and oil companies.

        We manage our exposure to losses from potential discharges of pollutants through the use of well maintained, well managed and well equipped vessels and safety and environmental programs, including a maritime compliance program and our insurance program. Moreover, we believe we will be able to accommodate reasonably foreseeable environmental regulatory changes. However, the risks of substantial costs, liabilities and penalties are inherent in marine operations, including potential criminal prosecution and civil penalties for negligent or intentional discharge of pollutants. As a result, there can be no assurance that any new regulations or requirements or any discharge of pollutants by us will not have a material adverse effect on us.

        The Oil Pollution Act of 1990.    The Oil Pollution Act of 1990, or OPA 90, established an extensive regulatory and liability regime for the protection of the environment from oil spills. OPA 90 affects all vessels trading in U.S. waters, including the exclusive economic zone extending 200 miles seaward. OPA 90 sets forth various technical and operating requirements for tank vessels operating in U.S. waters. In general, all newly-built or converted tankers carrying crude oil and petroleum-based products in U.S. waters must be built with double-hulls. Existing single-hull, double-sided and double-bottomed tank vessels are to be phased out of service between 1995 and 2015 based on their tonnage and age. Under the phase-out schedule, two of our six ITBs will be precluded from transporting petroleum and petroleum-based products in the United States by May and June, 2012, an additional two ITBs and the Chemical Pioneer and the Charleston must be phased out of transporting petroleum and petroleum-based products by each of February, March, September and October 2013 and the remaining two ITBs must be phased out of service by June and August, 2014. In order to bring our ITBs into compliance with OPA 90, at a minimum we will be required to retrofit each ITB with double sides. Although the Charleston is not OPA 90 compliant, we believe we will be able to obtain a waiver allowing us to carry refined petroleum products in the vessel's center tanks and non-petroleum-based products in the other tanks. Although the Chemical Pioneer is double-hulled, it is not OPA 90 compliant; however, we believe that a minor modification, that must be made by its mandatory phase-out date in 2013, will bring the Chemical Pioneer into compliance with OPA 90.

        Under OPA 90, owners or operators of tank vessels operating in U.S. waters must file vessel spill response plans with the U.S. Coast Guard and operate in compliance with the plans. These vessel response plans must, among other things:

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  address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources;

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  describe crew training and drills; and

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  identify a qualified individual with specific authority and responsibility to implement removal actions in the event of an oil spill.

        Our vessel response plans have been accepted by the U.S. Coast Guard, and all of our vessel crew members and spill management team personnel have been trained to comply with these guidelines. In addition, we conduct regular oil-spill response drills in accordance with the guidelines set out in OPA 90. We believe that all of our tank vessels are in substantial compliance with OPA 90.

        Environmental Spill and Release Liability.    OPA 90 and various state laws substantially increased over historic levels the statutory liability of owners and operators of vessels for the discharge or substantial threat of a discharge of oil and the resulting damages, both regarding the limits of liability and the scope of damages. OPA 90 imposes joint and several strict liability on responsible parties, including owners, operators and bareboat charterers, for all oil spill and containment and clean-up costs and other damages arising from spills attributable to their vessels. A complete defense is available only when the responsible party establishes that it exercised due care and took precautions against foreseeable acts or omissions of third parties and when the spill is caused solely by an act of God, act of war (including civil war and insurrection) or a third party other than an employee or agent or party in a contractual relationship with the responsible party. These limited defenses may be lost if the responsible party fails to report the incident or reasonably cooperate with the appropriate authorities or refuses to comply with an order concerning clean-up activities. Even if the spill is caused solely by a third party, the owner or operator must pay removal costs and damage claims and then seek reimbursement from the third party or the trust fund established under OPA 90. Finally, in certain circumstances involving oil spills from tank vessels, OPA 90 and other environmental laws may impose criminal liability on personnel and/or the corporate entity.

        OPA 90 limits the liability of each responsible party for a tank vessel to the greater of $1,200 per gross registered ton or $10 million per discharge. This limit does not apply where, among other things, the spill is caused by gross negligence or willful misconduct of, or a violation of an applicable federal safety, construction or operating regulation by, a responsible party or its agent or employee or any person acting in a contractual relationship with a responsible party.

        In addition to removal costs, OPA 90 provides for recovery of damages, including:

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  natural resource damages and related assessment costs;

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  real and personal property damages;

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  net loss of taxes, royalties, rents, fees and other lost revenues;

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  net costs of public services necessitated by a spill response, such as protection from fire, safety or health hazards;

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  loss of profits or impairment of earning capacity due to the injury, destruction or loss of real property, personal property and natural resources; and

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  loss of subsistence use of natural resources.

        OPA 90 expanded the pre-existing financial responsibility requirements for tank vessels operating in U.S. waters and requires owners and operators of tank vessels to establish and maintain with the U.S. Coast Guard evidence of their financial responsibility sufficient to meet their potential liabilities imposed by OPA 90. Under the regulations, we may provide evidence of insurance, a surety bond, a guarantee, letter of credit, qualification as a self-insurer or other evidence of financial responsibility. We have provided evidence of insurance under the regulations and have received certificates of financial responsibility from the U.S. Coast Guard for all of our tank vessels subject to this requirement.

        OPA 90 expressly provides that individual states are entitled to enforce their own pollution liability laws, even if inconsistent with or imposing greater liability than OPA 90. There is no uniform liability scheme among the states. Some states have OPA 90-like schemes for limiting liability to various amounts, some rely on common law fault-based remedies and others impose strict and/or unlimited liability on an owner or operator. Virtually all coastal states have enacted their own pollution prevention, liability and response laws, whether statutory or through court decisions, with many providing for some form of unlimited liability. We believe that the liability provisions of OPA 90 and similar state laws have greatly expanded potential liability in the event of an oil spill, even where we are not at fault. Some states have also established their own requirements for financial responsibility. However, in March 2000, the U.S. Supreme Court decided United States v. Locke. In that case, INTERTANKO challenged tank vessel regulations enacted by the State of Washington. The Court struck down several regulations and remanded the case for review of additional regulations. The Court held that the regulation of maritime commerce is generally a federal responsibility because of the need for national and international uniformity, although it noted that states may regulate their own ports and waterways so long as the rules are based on the peculiarities of local waters and do not conflict with federal regulation. As a result of this ruling, at least two states have repealed regulations concerning the operation, manning, construction or design of tank vessels.

        Parties affected by oil pollution may pursue relief from the Oil Spill Liability Trust Fund, absent full recovery by them against a responsible party. Responsible parties may seek contribution from the fund for costs incurred that exceeded the liability limits of OPA 90. The responsible party would need to establish that it is entitled to both a statutory defense against liability and to a statutory limitation of liability to obtain contribution from the fund. If we are deemed a responsible party for an oil pollution incident and are ineligible for contribution from the fund, the costs of responding to an oil pollution incident could have a material adverse effect on our results of operations, financial condition and cash flows. We presently maintain oil pollution liability insurance in an amount in excess of that required by OPA 90. Through our protection and indemnity club, the UK P&I Club, our current coverage for oil pollution is $1 billion per incident. It is possible, however, that our liability for an oil pollution incident may exceed the insurance coverage we maintain.

        We are also subject to potential liability arising under the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances, whether on land or at sea. Specifically, CERCLA provides for liability of owners and operators of tank vessel for cleanup and removal of hazardous substances and provides for additional penalties in connection with environmental damage. Liability under CERCLA for releases of hazardous substances from vessels is limited to the greater of $300 per gross ton or $5 million per incident unless attributable to willful misconduct or neglect, a violation of applicable standards or rules, or upon failure to provide reasonable cooperation and assistance. CERCLA liability for releases from facilities other than vessels is generally unlimited.

        We are required to show proof of insurance, surety bond, self insurance or other evidence of financial responsibility to pay damages under OPA 90 and CERCLA in the amount of $1,500 per gross ton for vessels, consisting of the sum of the OPA 90 liability limit of $1,200 per gross ton or $10 million per discharge and the CERCLA liability limit of $300 per gross ton or $5 million per discharge. We have satisfied these requirements and obtained a U.S. Coast Guard Certificate of Financial Responsibility. OPA 90 and CERCLA each preserve the right to recover damages under other existing laws, including maritime tort law.

        Water.    The Federal Water Pollution Control Act, also referred to as the Clean Water Act, or CWA, imposes restrictions and strict controls on the discharge of pollutants into navigable waters, and such discharges generally require permits. The CWA provides for civil, criminal and administrative penalties for any unauthorized discharges and imposes substantial liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties and liabilities in the case of a discharge of petroleum, its derivatives, hazardous substances, wastes and pollutants into state waters. In addition, the Coastal Zone Management Act authorizes state implementation and development of programs of management measures for non-point source pollution to restore and protect coastal waters.

        Solid Waste.    Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the federal Resource Conservation and Recovery Act, or RCRA, and comparable state and local requirements. In August 1998, the EPA added four petroleum refining wastes to the list of RCRA hazardous wastes. In addition, in the course of our tank vessel operations, we engage contractors to remove and dispose of waste material, including tank residue. In the event that such waste is found to be "hazardous" under either RCRA or the CWA, and is disposed of in violation of applicable law, we could be found jointly and severally liable for the cleanup costs and any resulting damages. Finally, the EPA does not currently classify "used oil" as "hazardous waste," provided certain recycling standards are met. However, some states in which we pick up or deliver cargo have classified "used oil" as "hazardous" under state laws patterned after RCRA. The cost of managing wastes generated by tank vessel operations has increased in recent years under stricter state and federal standards. Additionally, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we might still be liable for clean up costs under CERCLA or the equivalent state laws.

        Air Emissions.    The federal Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our ITBs are equipped with vapor control systems that satisfy these requirements. In addition, in December 1999, the EPA issued a final rule regarding emissions standards for marine diesel engines. The final rule applies emissions standards to new engines beginning with the 2004 model year. In the preamble to the final rule, the EPA noted that it may revisit the application of emissions standards to rebuilt or remanufactured engines, if the industry does not take steps to introduce new pollution control technologies. Finally, the EPA recently entered into a settlement that will expand this rulemaking to include certain large diesel engines not previously addressed in the final rule. Adoption of such standards could require modifications to some existing marine diesel engines and may result in material expenditures.

        The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Where states fail to present approvable SIPs or SIP revisions by certain statutory deadlines, the federal government is required to draft a Federal Implementation Plan. Several SIPs regulate emissions resulting from barge loading and degassing operations by requiring the installation of vapor control equipment. As stated above, our ITBs are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, we believe, based upon the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

Coastwise Laws

        Substantially all of our operations are conducted in the U.S. domestic trade, which is governed by the coastwise laws of the United States. The U.S. coastwise laws reserve marine transportation between points in the United States to vessels built in and documented under the laws of the United States

(U.S. flag) and owned and manned by U.S. citizens. Generally, an entity is deemed a U.S. citizen for these purposes so long as:

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  it is organized under the laws of the United States or of a state;

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  its chief executive officer, by whatever title, its chairman of its board of directors and all persons authorized to act in the absence or disability of such persons are a U.S. citizen;

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  no more than a minority of the number of its directors (or equivalent persons) necessary to constitute a quorum are non-U.S. citizens;

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  at least 75.0% of the stock or equity interest and voting power in the corporation is beneficially owned by U.S. citizens free of any trust, fiduciary arrangement or other agreement, arrangement or understanding whereby voting power may be exercised directly or indirectly by non-U.S. citizens; and

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  in the case of a limited partnership, the general partner meets U.S. citizenship requirements for U.S. coastwise trade.

        Because we could lose our privilege of operating our vessels in the U.S. coastwise trade if non-U.S. citizens were to own or control in excess of 25.0% of our outstanding interests or those of our general partner, our limited partnership agreement initially restricts foreign ownership and control of our common and subordinated units, and those of our general partner, to not more than 15.0% of the respective interests.

        There have been repeated efforts aimed at repeal or significant change of the Jones Act. Although we believe it is unlikely that the Jones Act will be substantially modified or repealed, there can be no assurance that Congress will not substantially modify or repeal such laws. Such changes could have a material adverse effect on our operations and financial condition.

Other

        Our vessels are subject to the jurisdiction of the U.S. Coast Guard, the National Transportation Safety Board, the U.S. Customs Service and the U.S. Maritime Administration, as well as subject to rules of private industry organizations such as the American Bureau of Shipping. These agencies and organizations establish safety standards and are authorized to investigate vessels and accidents and to recommend improved maritime safety standards. Moreover, to ensure compliance with applicable safety regulations, the U.S. Coast Guard is authorized to inspect vessels at will.

Occupational Health Regulations

        Our vessel operations are subject to occupational safety and health regulations issued by the U.S. Coast Guard and, to an extent, by the U.S. Occupational Safety and Health Administration. These regulations currently require us to perform monitoring, medical testing and recordkeeping with respect to personnel engaged in the handling of the various cargoes transported by our vessels.

Security

        Heightened awareness of security needs brought about by the events of September 11, 2001 have caused the U.S. Coast Guard, the International Maritime Organization, and the states and local ports to adopt heightened security procedures relating to ports and vessels. We are updating our procedures in light of the new requirements.

        In 2002 Congress passed the Maritime Transportation Security Act of 2002, or MTS Act, which, together with the International Maritime Organization's recent security proposals (collectively known as The International Ship and Port Security Code), requires specific security plans for our vessels and more rigorous crew identification requirements. We are implementing vessel security plans and procedures for each of our vessels pursuant to rules implementing the MTS Act that have been issued by the U.S. Coast Guard. We anticipate that the costs of security for our business will increase.

Vessel Condition

        Our vessels are subject to periodic inspection and survey by, and drydocking and maintenance requirements of, the U.S. Coast Guard, the American Bureau of Shipping, or both. We believe we are currently in compliance in all material respects with the environmental and other laws and regulations, including health and safety requirements, to which our operations are subject. We are unaware of any pending or threatened litigation or other judicial, administrative or arbitration proceedings against us occasioned by any alleged non-compliance with such laws or regulations. The risks of substantial costs, liabilities and penalties are, however, inherent in marine operations, and there can be no assurance that significant costs, liabilities or penalties will not be incurred by or imposed on us in the future.

Properties

        We lease approximately 12,700 square feet of office space for our principal executive office in Edison, New Jersey. The lease expires in May 2009. We also have the option to renew the lease for an additional 5-year period.

Legal Proceedings

        We are a party to routine, marine-related claims, lawsuits and labor arbitrations arising in the ordinary course of business. All of these claims against us are substantially mitigated by insurance, subject to deductibles ranging up to $150,000 per claim. We provide on a current basis for amounts we expect to pay.

MANAGEMENT

Management of U.S. Shipping Partners L.P.

        US Shipping General Partner LLC, our general partner, will manage our operations and activities. Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. Unitholders will not be entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation.

        Our general partner owes a fiduciary duty to our unitholders. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly nonrecourse to it. Whenever possible, our general partner intends to incur indebtedness or other obligations that are nonrecourse.

        At least two members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards to serve on the audit committee of the board of directors of our general partner as established by the New York Stock Exchange and the Sarbanes-Oxley Act of 2002 and other federal securities laws. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders. In addition, we will have an audit committee of at least three independent directors that will review our external financial reporting, recommend engagement of our independent auditors and review procedures for internal auditing and the adequacy of our internal accounting controls. We will also have a compensation committee, which will oversee compensation decisions for the officers of our general partner as well as the compensation plans described below.

        Mr. Ronald O'Kelley, who joined the board of directors of our general partner in October 2004, is an independent director who will serve on our conflicts, audit and compensation committees. In compliance with the corporate governance rules of the New York Stock Exchange, the members of the board of directors of our general partner will appoint a second independent member within three months of listing and a third independent member within 12 months of listing. The independent members of the board of directors of our general partner will serve as the initial members of the conflicts, audit and compensation committees.

        We are managed and operated by the directors and officers of our general partner. All of our operating personnel will be employees of an affiliate of our general partner. Messrs. Gridley, Chew and Miller, our chairman and chief executive officer, executive vice president and vice president-chartering, respectively, will devote a majority of their time to managing our business and affairs. Our remaining officers will spend all of their business time managing our business and affairs.

Directors and Executive Officers of our General Partner

        The following table shows information regarding the directors and executive officers of our general partner. Directors are elected for one-year terms.

Name	Age	Position with US Shipping General Partner LLC
Paul B. Gridley	52	Chairman, Chief Executive Officer and Director
Joseph P. Gehegan	58	President and Chief Operating Officer and Director
Albert E. Bergeron	37	Vice President – Chief Financial Officer
Calvin G. Chew	59	Executive Vice President
Alan E. Colletti	59	Vice President – Operations
Jeffrey M. Miller	50	Vice President – Chartering
William M. Kearns, Jr.	69	Director
M. William Macey, Jr.	50	Director
Douglas L. Newhouse	50	Director
Ronald L. O'Kelley	59	Director

        Our directors hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been elected and qualified. Officers serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers.

        Paul B. Gridley is chairman of the board of directors of our general partner and chief executive officer of our general partner and has served as chairman and chief executive officer of United States Shipping Master LLC since it was formed in July 2002. Since June 2001, Mr. Gridley has also served as managing member of three entities, or Barge Companies, that own and operate two barges of less than 6,000 dwt that transport non-petroleum products. From June 1998 to June 2001, he was a private investor and a director of Marine Transport Corporation. From 1989 until its sale in 1998, Mr. Gridley was principal owner, president and vice chairman of Marine Transport Lines, Inc., one of the largest U.S.-based owners and operators of specialized chemical and petroleum tanker vessels. Prior to the purchase of MTL in 1989, Mr. Gridley was senior vice president in the investment banking division of Lehman Brothers, co-heading the transportation banking practice.

        Joseph P. Gehegan is president and chief operating officer and a director of our general partner and has served as president and chief operating officer of United States Shipping Master LLC since September 2002, which he joined in connection with our acquisition of six ITBs from Hess. Mr. Gehegan was employed in various capacities for Hess from 1979 to 2002, most recently serving as vice president of marine operations and commercial ship utilization. From 1972 to 1979, Mr. Gehegan was employed in various capacities by Amoco, most recently as vice president of marine operations. Mr. Gehegan is a graduate of the U.S. Merchant Marine Academy and immediately following graduation worked aboard Jones Act merchant ships as an officer for three years.

        Albert E. Bergeron is vice president–chief financial officer of our general partner and has served as vice president-chief financial officer of United States Shipping Master LLC since September 2002, which he joined in connection with our acquisition of six ITBs from Hess. Mr. Bergeron served in various capacities for Hess from January 1996 to September 2002, including Divisional Controller of Domestic Shipping Accounting and Senior Accountant of International Exploration and Production. Prior to joining Hess, Mr. Bergeron was a senior accountant at Iroquois Gas, a natural gas pipeline company, from 1991 until December 1995. Prior to joining Iroquois, Mr. Bergeron worked for PricewaterhouseCoopers LLP from 1989 to 1991. Mr. Bergeron is a certified public accountant.

        Calvin G. Chew is executive vice president of our general partner and has served as vice chairman and executive vice president of United States Shipping Master LLC since it began operations in September 2002. Since June 2001, Mr. Chew has also served in various capacities with the Barge

Companies. Mr. Chew retired from Shell Oil Company in June 1998 after serving in various capacities for over 28 years, including senior management positions in their supply trading and marine organizations, most recently as vice president–Pecten Trading.

        Alan E. Colletti is vice president–operations of our general partner and has served as vice president-operations of United States Shipping Master LLC since September 2002, which he joined in connection with our acquisition of six ITBs from Hess. Prior to joining us, Mr. Colletti served in various management capacities at Hess from 1988, including Manager of the Marine Department and Manager of Engineering. Prior to joining Hess, Mr. Colletti served as Vice President of Operations at Ultramarine Transport Corporation (formerly Pittston Marine) for six years. Mr. Colletti has also served as a licensed power engineer for Public Service Electric and Gas Company, a project engineer and manager for Stone & Webster, an engineering manager for the Power Authority of the State of New York and an attorney for Lamorte Burns. Mr. Colletti is a graduate of the U.S. Merchant Marine Academy and served for five years in the United States Merchant Marine as an engineer officer aboard Jones Act merchant vessels. Mr. Colletti is a graduate of St. John's University School of Law and a member of the New York State Bar.

        Jeffrey M. Miller is vice president–chartering of our general partner and has served as vice president-chartering of United States Shipping Master LLC since September 2002. Prior to joining United States Shipping Master LLC, Mr. Miller was employed in various capacities for Marine Transport Lines, Inc. from 1985 to 2002, most recently serving as Vice President of Chartering. Mr. Miller is a graduate of the U.S. Merchant Marine Academy and worked aboard Jones Act merchant vessels in various positions for ten years. Mr. Miller also serves in various capacities with the Barge Companies.

        William M. Kearns, Jr. is a member of the board of directors of our general partner and has been a director of United States Shipping Master LLC since September 2002. Mr. Kearns has been President of W.M. Kearns & Co., Inc., a private investment company, since 1994, chairman and co-chief executive officer of Keefe Managers, LLC, a money management firm, since 2002, and vice chairman, Keefe Managers, Inc., a money management firm, from 1998 to 2002. Mr. Kearns was a managing director of Lehman Brothers, an investment bank, and its predecessor firms from 1962 to 1994. Mr. Kearns is a director of Selective Insurance Group, Inc. and Transistor Devices, Inc., a senior advisor to Proudfoot Consulting, PLC, and a trustee of EQ Advisors Trust (Equitable Life Assurance Society of the U.S.), AXA Financial.

        M. William Macey, Jr. is a member of the board of directors of our general partner and has been a director of United States Shipping Master LLC since July 2002 and is a co-founder and managing partner of Sterling Investment Partners, L.P., a private equity fund investing in middle-market companies. Prior to co-founding Sterling Investment Partners, L.P. in December 1999, Mr. Macey was a partner and co-founder of Sterling Ventures Limited, or SVL, a company formed in 1991 to sponsor private equity investments. Prior to co-founding SVL, Mr. Macey was a managing director of Asian Oceanic Group, an international merchant bank headquartered in Hong Kong, from 1990 to 1991. Previously, Mr. Macey was a managing director in the mergers and acquisitions group of Smith Barney, Harris Upham & Co.

        Douglas L. Newhouse is a member of the board of directors of our general partner and has been a director of United States Shipping Master LLC since July 2002 and is co-founder and managing partner of Sterling Investment Partners, L.P. Prior to co-founding Sterling Investment Partners, L.P. in December 1999, Mr. Newhouse was a partner and co-founder of SVL. Prior to co-founding SVL in 1991, Mr. Newhouse was president of Middex Capital Corp., which specialized in the acquisition of middle market companies, from 1990 to 1991. Prior to his employment with Middex, Mr. Newhouse was a senior vice president in the corporate finance department of Lehman Brothers.

        Ronald L. O'Kelley joined the board of directors of our general partner in October 2004. Mr. O'Kelley has been chairman and chief executive officer of Atlantic Coast Venture Investments Inc., a private investment company, since 2002. Mr. O'Kelley served as executive vice president, chief financial officer and treasurer of State Street Corporation from 1995 to 2002, as chief financial officer at Douglas Aircraft Company from 1991 to 1995 and as chief financial officer at Rolls Royce Inc. from 1983 to 1991. He also served in senior financial positions at Citicorp from 1975 to 1983 and at Texas Instruments Incorporated from 1969 to 1975.

Executive Compensation

        U.S. Shipping Partners L.P. and our general partner were formed in July 2004.

        The following table sets forth all compensation to our chief executive officer and our four other most highly compensated executive officers by our operating entities during 2003. We refer to these executives as the "named executive officers" elsewhere in this prospectus.

Summary Compensation Table

Name and Principal Position	Annual Salary	Bonus	All Other Compensation(1)
Paul B. Gridley Chairman and Chief Executive Officer	$300,000	$350,000	—
Joseph P. Gehegan President and Chief Operating Officer	$350,000	$350,000	$6,000
Alan E. Colletti Vice President — Operations	$245,000	$225,000	$6,000
Jeffrey M. Miller Vice President — Chartering	$200,000	$155,000	$6,000
Albert E. Bergeron Vice President — Chief Financial Officer	$200,000	$100,000	$5,250

(1)
Consists of matching contributions by our operating entities under a 401(k) plan.

        Messrs. Gridley, Gehegan, Colletti, Miller and Bergeron received a bonus of $133,333, $93,333, $33,333, $53,333 and $33,333, respectively, in connection with our acquisition of the Charleston, and will receive a bonus of $220,000, $220,000, $680,000, $160,000 and $660,000, respectively, upon the completion of this offering.

        All matters concerning executive officer compensation for 2003 were addressed by the entire board of directors of United States Shipping Master LLC. During 2003, Mr. Gridley was both a director and executive officer of United States Shipping Master LLC.

        None of our operating entities granted options to any of our officers, employees or managers.

Employment Agreements

        On September 13, 2002, USS Vessel Management, Inc., a subsidiary of our general partner, entered into employment agreements with each of Messrs. Gridley, Gehegan, Colletti, Miller and Bergeron, as well as Mr. Chew, our executive vice president. In connection with this offering, we are amending and restating these employment agreements. Each of Messrs. Gehegan, Colletti and Bergeron is required to devote all of his business time to managing our business. Each of Messrs. Gridley, Miller and Chew are required to devote a majority of his time to managing our business.

        Under their respective employment agreements, Messrs. Gridley, Gehegan, Colletti, Miller, Bergeron and Chew each were entitled to receive initial annual salaries of $300,000, $350,000, $245,000, $200,000, $132,500 and $200,000, respectively. The employment agreements with each of Messrs. Gridley, Gehegan, Colletti, Miller, Bergeron and Chew provide for increases in annual salary at the discretion of the board of directors; however, under the terms of his employment agreement, Mr. Gridley is entitled to annual salary increases of at least the percentage increase, if any, in the cost of living in the New York metropolitan area reflected in the Consumer Price Index published by the Bureau of Labor Statistics of the United States Department of Labor. The salaries of Messrs. Gridley, Gehegan, Colletti, Miller, Bergeron and Chew for 2004 are $300,000, $350,000, $245,000, $200,000, $200,000, and $200,000, respectively, and will increase to $417,000, $389,000, $295,500, $257,000, $249,500 and $204,000, respectively, upon the closing of this offering. Each of the employment agreements provides for bonuses to be paid at the discretion of the board of directors. Additionally, under his employment agreement Mr. Gehegan received a retention bonus of $450,000 upon the commencement of his employment (which was subject to forfeiture in certain instances of termination occurring within the first year of his employment).

        The employment agreements with each of Messrs. Gridley, Gehegan, Colletti, Miller, Bergeron and Chew provide for an initial term expiring in October 2007. Each of the employment agreements referred to above will thereafter automatically renew for successive one-year terms unless either party to such employment agreement furnishes the other 60 days' prior written notice of its intent not to renew the agreement.

        In the event we terminate the employment of any of Messrs. Gridley, Gehegan, Colletti, Miller, Bergeron or Chew without "justifiable cause" or we elect not to renew the employment agreement at the end of its term, or if any of them terminate their employment for "good reason", he will be entitled to:

  •
  monthly payments equal to one-twelfth of his then annual salary and target bonus for a period of two years (such period the "severance period"); and

  •
  continue to participate, at our expense, in our health insurance and disability insurance programs, to the extent permitted under such programs, until the earlier of the end of the severance period or the date the executive begins employment with another entity which provides substantially similar benefits.

        If within two years following a change in control of our general partner or United States Shipping Master LLC the employment of any of Messrs. Gridley, Gehegan, Colletti, Miller, Bergeron or Chew is terminated without "justifiable cause" or we elect not to renew the employment agreement at the end of its term, or if any of them terminate their employment for "good reason", we will pay severance equal to three times his then annual salary and target bonus.

        "Justifiable cause" refers to the occurrence of one or more of the following specified events:

  •
  the executive's repeated failure or refusal to attempt to perform his duties pursuant to, or executive's breach of, the employment agreement where such conduct or breach has not ceased or been remedied within 15 days following written warning;

  •
  the executive's performance of any act or his failure to act, for which if such executive were prosecuted and convicted, a crime or offense involving our money or property, or which would constitute a felony in the jurisdiction involved, would have occurred;

  •
  the executive's performance of any act or his failure to act which constitutes, in the reasonable good faith determination of the board of directors, dishonesty, fraud or a breach of a fiduciary trust, including without limitation misappropriation of funds;

  •
  any intentional unauthorized disclosure by the executive to any person, firm or corporation other than any of our affiliates and their respective directors, managers, officers and employees, of any confidential information or trade secret related to us or our affiliates;

  •
  any attempt by the executive to secure any personal profit (other than through his ownership of units of United States Shipping Master LLC) in connection with our business and the business of our affiliates (for example, without limitation, using our assets to pursue other interests, diverting any business opportunity belonging to us or our affiliates to himself or to a third party, insider trading or taking bribes or kickbacks);

  •
  the executive's engagement in a fraudulent act to the material damage of us or our affiliates;

  •
  the executive's illegal use of controlled substances;

  •
  the executive's engagement in conduct or activities materially damaging to the property, business or reputation of us or our affiliates, as determined in reasonable good faith by the board of directors (except this provision does not apply in the case of Mr. Gridley);

  •
  any act or omission by the executive involving malfeasance or gross negligence in the performance of the executive's duties to the material detriment of us or our affiliates, as determined in reasonable good faith by the board of directors; or

  •
  the entry of any order of a court that remains in effect and is not discharged for a period of at least sixty (60) days, which enjoins or otherwise limits or restricts the performance by the executive under the employment agreement, relating to any contract, agreement or commitment made by or applicable to the executive in favor of any former employer or any other person.

        "Good reason" means

  •
  any material diminution of executive's duties;

  •
  any change in executive's reporting relationship that removes the executive from reporting to our president (our chief executive officer in the case of Mr. Gehegan and the board of directors of United States Shipping Master LLC in the case of Mr. Gridley);

  •
  any change in executive's or another person's duties that provides such other person with substantially all the duties currently provided to executive; or

  •
  requiring executive to generally work at a location not within a 50 mile radius of Metro Park, New Jersey (Manhattan, New York in the case of Mr. Gridley).

        Each of the employment agreements referred to above includes a noncompetition provision applicable:

  •
  for a period of two years from the date of termination if the executive's employment is terminated for justifiable cause or disability (three years in the case of Mr. Gridley);

  •
  for a period of two years following the executive's voluntary termination of his employment other than for good reason or his election not to renew his employment agreement (three years in the case of Mr. Gridley); or

  •
  for the severance period, if we terminate the executive's employment other than for justifiable cause or disability or the executive terminates his employment for good reason or if his employment is terminated as a result of our election not to renew his employment agreement.

However, if we fail to pay severance or expense amounts to the executive as required by the employment agreement, the noncompetition provision will no longer apply.

        The employment agreements of Messrs. Chew, Gridley and Miller provide that their current engagement in the transportation of chemical products in two tank barges of less than 20,000 deadweight tons, other than transportation of petroleum or petroleum products, is not a violation of the non-compete provisions of the employment agreement as long as either (1) he engages in such business on a continuous basis or (2) if he does not engage in such business on a continuous basis, we are not engaged in such business at the time he decides to reenter such business. Pursuant to these provisions, Messrs. Chew, Gridley and Miller currently own and operate two Jones Act barges that transport caustic soda and calcium chloride under contracts with third parties. In addition, Messrs. Chew, Gridley and Miller are permitted under their employment agreements to acquire and operate additional tank barges of less than 15,000 deadweight tons in the transportation of chemical products, other than transportation of petroleum or petroleum products, provided that if at any time more than 50% of the income to be generated by such barge is expected to be "qualifying income," then they must offer us the opportunity to acquire such tank barge.

Compensation of Directors

        William M. Kearns receives an annual fee of $10,000 in consideration of his services as a director of United States Shipping Master LLC. Mr. Kearns and the other directors of United States Shipping Master LLC are reimbursed for their out-of-pocket expenses in connection with their services on the board. We plan to pay the non-management members of the board of directors of our general partner an annual fee of $40,000, as well as reimburse them for their out-of-pocket expenses.

        Following the completion of this offering, our officers or employees who also serve as directors will not receive additional compensation. US Shipping General Partner LLC anticipates that each independent director will receive compensation for attending meetings of the board of directors, as well as committee meetings. The amount of compensation to be paid to independent directors has not yet been determined. In addition, each non-employee director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Delaware law.

Long-Term Incentive Plan

        US Shipping General Partner LLC intends to adopt the U.S. Shipping Partners L.P. Long-Term Incentive Plan for employees, consultants and directors of US Shipping General Partner LLC and employees and consultants of its affiliates who perform services for US Shipping General Partner LLC and its subsidiaries. The long-term incentive plan provides for: restricted units, phantom units, unit options, unit appreciation rights and other unit-based awards. The long-term incentive plan currently permits the issuance of an aggregate of 689,997 units. The plan will be administered by the compensation committee of the board of directors of US Shipping General Partner LLC.

        US Shipping General Partner LLC's board of directors in its discretion may terminate, suspend or discontinue the long-term incentive plan at any time with respect to any award that has not yet been granted. US Shipping General Partner LLC's board of directors also has the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of units that may be granted, subject to the requirements of the exchange upon which the common units are listed at that time. However, no change in any outstanding grant may be made that would materially reduce the benefits of the participant without the consent of the participant.

Restricted Units and Phantom Units.

        A restricted unit is a common unit subject to forfeiture prior to the vesting of the award. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the compensation committee, cash equivalent to the value of a common unit. The compensation committee may determine to make grants under the plan of restricted units and phantom units to employees, consultants and directors containing such terms as the compensation committee shall determine. The compensation committee will determine the period over which restricted units and phantom units granted to employees, consultants and directors will vest. The committee may base its determination upon the achievement of specified financial objectives.

        If a grantee's employment, service relationship or membership on the board of directors terminates for any reason, the grantee's restricted units and phantom units will be automatically forfeited unless, and to the extent, the compensation committee provides otherwise. Common units to be delivered in connection with the grant of restricted units or upon the vesting of phantom units may be common units acquired by US Shipping General Partner LLC on the open market, common units already owned by US Shipping General Partner LLC, common units acquired by US Shipping General Partner LLC directly from us or any other person or any combination of the foregoing. US Shipping General Partner LLC will be entitled to reimbursement by us for the cost incurred in acquiring common units. Thus, the cost of the restricted units and delivery of common units upon the vesting of phantom units will be borne by us. If we issue new common units in connection with the grant of restricted units or upon vesting of the phantom units, the total number of common units outstanding will increase. The compensation committee, in its discretion, may grant tandem distribution rights with respect to restricted units and tandem distribution equivalent rights with respect to phantom units.

        We intend the issuance of restricted units and common units upon the vesting of the phantom units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of the common units. Therefore, at this time it is not contemplated that plan participants will pay any consideration for restricted units or common units they receive, and at this time we do not contemplate that we will receive any remuneration for the restricted units and common units.

Unit Options, Unit Appreciation Rights and Other Unit-Based Rights.

        The long-term incentive plan will permit the grant of options covering common units, the grant of unit appreciation rights and other awards based on common units. A unit appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a unit on the exercise date over the exercise price established for the unit appreciation right. Such excess may be paid in common units, cash, or a combination thereof, as determined by the compensation committee in its discretion. Other unit-based awards may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, common units or factors that may influence the value of common units, including, convertible or exchangeable debt securities, other rights convertible or exchangeable into common units, purchase rights for common units, awards with value and payment contingent upon performance of U.S. Shipping Partners L.P. or business units thereof or any other factors designated by the compensation committee, and awards valued by reference to value of securities of or the performance of specified affiliates or other business units. Cash awards, as an element of or supplement to any other award under the long term incentive plan, may also be granted. The compensation committee will be able to make grants of unit options, unit appreciation rights and other unit-based awards under the plan to employees, consultants and directors containing such terms as the committee shall determine. Unit options and unit appreciation rights may have an exercise price that is equal to or greater than the fair market value of the common units on the date of grant. In general, unit options and unit appreciation rights granted will become exercisable over a period determined by the compensation committee.

        Upon exercise of a unit option (or a unit appreciation right settled in common units) or settlement of an other unit-based award in common units, US Shipping General Partner LLC will acquire common units on the open market or directly from us or any other person or use common units already owned by US Shipping General Partner LLC, or any combination of the foregoing. US Shipping General Partner LLC will be entitled to reimbursement by us for the difference between the cost incurred by US Shipping General Partner LLC in acquiring these common units and the proceeds received from a participant at the time of exercise. Thus, the cost of the unit options (or a unit appreciation right settled in common units) in connection with the settlement of an other unit-based award will be borne by us. If we issue new common units upon exercise of the unit options (or a unit appreciation right settled in common units) or settlement of an other unit-based award in common units, the total number of common units outstanding will increase, and US Shipping General Partner LLC will pay us the proceeds it receives from an optionee upon exercise of a unit option in connection with the settlement of an other unit-based award. The availability of unit options and unit appreciation rights is intended to furnish additional compensation to employees, consultants and directors and to align their economic interests with those of common unitholders.

Annual Incentive Plan

        US Shipping General Partner LLC will adopt the US Shipping General Partner LLC Annual lncentive Compensation Plan. The annual incentive plan is designed to enhance the performance of our key employees by rewarding them with cash awards for achieving annual financial and operational performance objectives. The compensation committee in its discretion may determine individual participants and payments, if any, for each fiscal year. A participant's designated level of participation, or target bonus, will be determined under criteria established or approved by the compensation committee for that fiscal year or designated performance period. Levels of participation may vary according to a participant's position and the relative impact such participant can have on U.S. Shipping Partner L.P.'s and/or its affiliates' operations. The amount of target bonus a participant may receive for any fiscal year, if any, will depend upon the performance level achieved (unless waived) for that fiscal year. Awards typically will be determined after the end of the fiscal year or designated performance period. Awards will be paid in cash annually, unless otherwise determined by the compensation committee. The compensation committee will have the discretion, to reduce (but not to increase) some or all of the amount of any award that otherwise would be payable by reason of the satisfaction of the applicable performance targets; provided, however, that the exercise of such discretion with respect to one participant may not be used to increase the amount of any award otherwise payable to another participant. The termination of a participant's employment for any reason prior to payout of an award under the annual incentive plan will result in the participant's forfeiture of any such award, unless and to the extent waived by the compensation committee. The board of directors of US Shipping General Partner LLC may amend or terminate the annual incentive plan at any time. We will reimburse US Shipping General Partner LLC for payments and costs incurred under the plan.

Unit Purchase Plan

        We intend to adopt a unit purchase plan for our employees. The number of common units initially available for purchase under this plan is 250,000. The unit purchase plan is intended to serve as a means of encouraging participants to invest in common units and to encourage participants to devote their best efforts to the business of the partnership. We will pay the brokerage commissions, transfer taxes and other costs and expenses of the plan. All common units acquired under the plan will be subject to a one-year holding period from the date of purchase. Notwithstanding the foregoing, participants may sell common units acquired under the unit purchase plan at any time, subject to applicable law or contractual restriction. However, if a participant sells or otherwise disposes of his common units during this one-year holding period, the participant will thereafter be precluded from participating in the unit purchase plan until the first unit purchase period following the first anniversary of the date of the pledge, transfer, sale or other distribution of common units. The plan will be administered by the compensation committee of the board of directors of our general partner. The plan may be terminated at any time by the board of directors of our general partner and will automatically terminate when all of the available common units under the plan have been purchased. The plan may be amended from time to time by the board of directors of our general partner, subject to unitholder approval if required.

Reimbursement of Expenses of Our General Partner

        Our general partner will not receive any management fee or other compensation for its management of U.S. Shipping Partners L.P. Our general partner and its affiliates will be reimbursed for expenses incurred on our behalf, including the compensation of employees of an affiliate of our general partner that perform services on our behalf. These expenses include all expenses necessary or appropriate to the conduct of the business of, and allocable to, U.S. Shipping Partners L.P. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to U.S. Shipping Partners L.P.

401(k) Plan

        United States Shipping Master LLC maintains a 401(k) Plan. The plan permits eligible employees to make voluntary, pre-tax contributions to the plan up to a specified percentage of compensation, subject to applicable tax limitations. United States Shipping Master LLC may make a discretionary matching contribution to the plan for each eligible employee equal to 4% of an employee's pre-tax annual compensation up to $8,200 in 2004, subject to applicable tax limitations. Eligible employees who elect to participate in the plan are generally vested in any matching contribution after commencement of employment with the company. The plan is intended to be tax-qualified under Section 401(a) of the Internal Revenue Code so that contributions to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan, and so that contributions, if any, will be deductible when made.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the beneficial ownership of units of U.S. Shipping Partners L.P. that will be owned upon the consummation of the offering and the related transactions by:

  •
  each person known by us to be a beneficial owner of more than 5.0% of the units;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all directors and executive officers as a group.

        The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

        Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

        Percentage of beneficial ownership after the transaction is based on 13,799,936 units outstanding. If the underwriters' over-allotment option is exercised in full, we will redeem all the common units owned by United States Shipping Master LLC and beneficially owned by Sterling/US Shipping L.P., and certain directors of our general partner. If the underwriters' exercise the over-allotment option only in part, we will redeem from United States Shipping Master LLC that number of common units as equals the number of common units issued upon exercise of the underwriters' over-allotment option. In the event any common units are redeemed, United States Shipping Master and each of the persons identified in the table below as beneficially owning the common units owned by Shipping Master may be deemed an underwriter. Please read "Certain Relationships and Related Party Transactions."

	Common Units to be Beneficially Owned(1)		Percentage of Common Units to be Beneficially Owned(1)				Percentage of Total Units to be Beneficially Owned
						Percentage of Subordinated Units to be Beneficially Owned
Name of Beneficial Owner	Assuming No Exercise of Underwriters' Over-allotment Option	Assuming Full Exercise of Underwriters' Over-allotment Option	Assuming No Exercise of Underwriters' Over-allotment Option	Assuming Full Exercise of Underwriters' Over-allotment Option	Subordinated Units to be Beneficially Owned(1)		Assuming No Exercise of Underwriters' Over-allotment Option	Assuming Full Exercise of Underwriters' Over-allotment Option
United States Shipping Master LLC(2)	899,968	—	13.0%	—	6,899,968	100%	56.5%	50.0%
Sterling/US Shipping L.P.(3)(4)	899,968	—	13.0%	—	6,899,968	100%	56.5%	50.0%
Paul B. Gridley(4)	—	—	—	—	—	—	—	—
Joseph P. Gehegan(4)	—	—	—	—	—	—	—	—
Albert E. Bergeron(4)	—	—	—	—	—	—	—	—
Alan E. Colletti(4)	—	—	—	—	—	—	—	—
Jeffrey M. Miller(4)	—	—	—	—	—	—	—	—
William M. Kearns, Jr.(4)	—	—	—	—	—	—	—	—
M. William Macey, Jr.(4)(5)	899,968	—	13.0%	—	6,899,968	100%	56.5%	50.0%
Douglas L. Newhouse(4)(5)	899,968	—	13.0%	—	6,899,968	100%	56.5%	50.0%
Ronald L. O'Kelley	—	—	—	—	—	—	—	—
All executive officers and directors as a group (10 persons)(4)(5)	899,968	—	13.0%	—	6,899,968	100%	56.5%	50.0%

(1)
Consists of 5,272,341 class A subordinated units and 1,627,627 class B subordinated units, representing all the outstanding class A subordinated units and class B subordinated units. Under the limited liability company agreement of United States Shipping Master LLC, once all invested capital and a preferred return are paid to the members of Unites States Shipping Master LLC, the class B subordinated units and distributions thereon are allocated to our management and the class A subordinated units and distributions thereon are allocated to the non-management members of United States Shipping Master LLC.

(2)
United States Shipping Master LLC is owned by management, individuals, Sterling/US Shipping L.P. and certain co-investors in Sterling/US Shipping L.P. The address of United States Shipping Master LLC and each director and officer is 399 Thornall Street, Edison, New Jersey 08837. Please see the table on the next page for more information regarding the ownership of United States Shipping Master LLC.

(3)
The address of Sterling/US Shipping L.P. is 285 Riverside Avenue, Westport, Connecticut 06880. Sterling/US Shipping L.P. may be deemed to beneficially own the common units and the subordinated units held by United States Shipping Master LLC because of its right to designate a majority of the board of directors of United States Shipping Master LLC. Sterling/US Shipping L.P. disclaims beneficial ownership of the units owned by United States Shipping Master LLC, other than units attributable to its membership interests in United States Shipping Master LLC.

(4)
For information regarding the pecuniary interest in United States Shipping Master LLC of the entity and individuals named in the table above, please see the following table.

(5)
Consists of units deemed beneficially owned by Sterling/US Shipping L.P. As a member of the general partner of Sterling/US Shipping L.P., each of Messrs. Macey and Newhouse has shared voting and investment power with respect to, and therefore may be deemed to be the beneficial owner of, the units beneficially owned by Sterling/US Shipping L.P. Each of Messrs. Macey and Newhouse disclaims beneficial ownership of the units beneficially owned by Sterling/US Shipping L.P., other than the units attributable to his limited and general partnership interest therein.

        The following table sets forth certain information regarding the economic interest of the executive officers and directors of our general partner in United States Shipping Master LLC, as well as the economic interest of Sterling Investment Partners L.P. and each other person that has a 5% or greater economic interest in United States Shipping Master LLC. The percentages indicate the percentage interest of these persons in our units that are owned by United States Shipping Master LLC.

Name of Beneficial Owner	Economic Interest
Sterling/US Shipping L.P.(1)	37.97%
Tanker Six, LLC(2)	13.48
PPM America Private Equity Fund, L.P.(3)	11.41
Landmark Co-Investment Partners IX, L.P.	6.22
Paul B. Gridley	12.14
Joseph P. Gehegan	3.89
Albert E. Bergeron	0.69
Alan E. Colletti	0.84
Jeffrey M. Miller	4.35
Calvin G. Chew	1.57
William M. Kearns, Jr.	0.53
M. William Macey, Jr.(4)	37.97
Douglas L. Newhouse(5)	37.97
Ronald L. O'Kelley	—
All executive officers and directors as a group (10 persons)	61.98

(1)
Includes equity interests owned by an affiliated investment fund. Sterling/US Shipping L.P. is a partnership formed by Sterling Investment Partners L.P. to invest in United States Shipping Master LLC.

(2)
Tanker Six LLC is a subsidiary of Aetna Life Insurance Company.

(3)
Includes equity interests owned by an affiliated investment fund.

(4)
Consists of the equity interests held by Sterling/US Shipping L.P. and its affiliated investment fund. As a member of the general partner of Sterling/US Shipping L.P. and its affiliated fund, Mr. Macey has shared voting and investment power with respect to, and therefore may be deemed to be a beneficial owner of, the equity interests owned by Sterling/US Shipping L.P. Mr. Macey disclaims beneficial ownership of the equity interests owned by Sterling/US Shipping L.P. other than the equity interests attributable to his limited and general partnership interests therein.

(5)
Consists of the equity interests held by Sterling/US Shipping L.P. and its affiliated investment fund. As a member of the general partner of Sterling/US Shipping L.P. and its affiliated fund, Mr. Newhouse has shared voting and investment power with respect to, and therefore may be deemed to be a beneficial owner of, the equity interests owned by Sterling/US Shipping L.P. Mr. Newhouse disclaims beneficial ownership of the equity interests owned by Sterling/US Shipping L.P., other than the equity interests attributable to his limited and general partnership interests therein.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        After this offering, United States Shipping Master LLC, the owner of our general partner, will own 899,968 common units and 6,899,968 subordinated units representing a direct 55.4% limited partner interest in us. In addition, our general partner will own a 2% general partner interest in us.

Distributions and Payments to Our General Partner and Its Affiliates

        The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation, and liquidation of U.S. Shipping Partners L.P. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation Stage
The consideration received by our general partner and its affiliates for the contribution of the assets and liabilities	•	899,968 common units;
	•	5,272,341 class A subordinated units;
	•	1,627,627 class B subordinated units;
	•	2% general partner interest;
	•	the incentive distribution rights; and
	•	$0.2 million cash distribution of the proceeds of the offering.

The common units, class A subordinated units and class B subordinated units owned by United States Shipping Master LLC represent a 55.4% limited partner interest in us, which gives it the ability to control the outcome of unitholder votes on certain matters. For more information, please read "The Partnership Agreement—Voting Rights" and "—Amendment of the Partnership Agreement."

We have granted to the underwriters an option, exercisable for a period of 30 days from the date of this prospectus, to purchase up to 899,968 additional common units at the public offering price less the underwriting discount. Pursuant to our partnership agreement, if the underwriters' elect to exercise the over-allotment option in whole or in part, we will use the net proceeds to redeem from United States Shipping Master LLC a number of common units equal to the number of common units issued upon exercise of that option at a price per common unit equal to the public offering price less the underwriting discount but before other expenses. After giving effect to the transactions contemplated in connection with this offering, the investors in United States Shipping Master LLC will have received distributions in an amount that exceeds the amount of their contributed capital.

Operational Stage
Distributions of available cash to our general partner and its affiliates
We will generally make cash distributions 98% to unitholders, including United States Shipping Master LLC, the owner of our general partner, the holder of an aggregate of 899,968 common units, 5,272,341 class A subordinated units and 1,627,627 class B subordinated units, and the remaining 2% to our general partner.

In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target level. We refer to the rights to the increasing distributions as "incentive distribution rights." Please read "Cash Distribution Policy—Incentive Distribution Rights" for more information regarding the incentive distribution rights.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units, our general partner would receive an annual distribution of approximately $0.5 million on its 2% general partner interest and United States Shipping Master LLC would receive an annual distribution of approximately $14.0 million on its common units, class A subordinated units and class B subordinated units.
Payments to our general partner and its affiliates
Our general partner will not receive a management fee or other compensation for the management of our partnership. Our general partner and its affiliates will be reimbursed, however, for all direct and indirect expenses incurred on our behalf. Our general partner will determine the amount of these expenses.
Withdrawal or removal of our general partner
If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "The Partnership Agreement—Withdrawal or Removal of Our General Partner."
Liquidation Stage
Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

Agreements Governing the Transactions

        We, our general partner, our operating company and other parties have entered into or will enter into the various documents and agreements that will effect transactions, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of this offering. These agreements will not be the result of arm's-length negotiations, and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to the parties to these agreements as they could have been if obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with vesting assets into our subsidiaries, will be paid from the proceeds of this offering.

Omnibus Agreement

        Upon the closing of this offering, we will enter into an omnibus agreement with United States Shipping Master LLC, our general partner and our operating company.

Noncompetition

        Under the omnibus agreement, United States Shipping Master LLC will agree, and will cause its controlled affiliates to agree, not to engage, either directly or indirectly, in the business of providing marine transportation services or any activities that generate qualifying income for federal income tax purposes. Sterling Investment Partners, L.P., non-management co-investors and their affiliates (other than United States Shipping Master LLC) will not be prohibited from engaging in activities in which they compete directly or indirectly with us or from owning assets or engaging in businesses that compete directly or indirectly with us.

Indemnification

        Under the omnibus agreement, United States Shipping Master LLC will indemnify us after the closing of this offering for a period of five years against certain environmental and toxic tort liabilities in excess of $500,000 associated with the operation of the assets before the closing date of this offering. Liabilities resulting from a change in law after the closing of this offering are excluded from the environmental indemnity. There is an aggregate cap of $10 million on the amount of indemnity coverage provided by United States Shipping Master LLC for the environmental and toxic tort liabilities.

        United States Shipping Master LLC will also indemnify us for liabilities related to:

  •
  certain defects in title to the assets contributed to us and failure to obtain certain consents and permits necessary to conduct our business that arise within two years after the closing of this offering; and

  •
  certain income tax liabilities attributable to the operation of the assets contributed to us prior to the time they were contributed.

Tax Payment Loan

        Under the omnibus agreement, our general partner will lend us an amount equal to the lesser of (1) $770,000 and (2) the 2005 estimated tax liability of our subsidiary that owns the Chemical Pioneer. The loan will bear interest at the minimum applicable federal rate. The loan is due on December 31, 2014, although we are obligated to repay the loan beginning in 2007 to the extent that the revenues less the vessel operating expenses and voyage expenses of our subsidiary that owns the Chemical Pioneer exceeds specified levels. Under the terms of our partnership agreement, the loan amounts received from our general partner are included in the definitions of basic surplus and adjusted basic surplus.

Amendments

        The omnibus agreement may not be amended without the prior approval of the conflicts committee if the proposed amendment will, in the reasonable discretion of our general partner, adversely affect holders of our common units.

Professional Services Agreements

        Two of our subsidiaries, United States Shipping LLC, or Shipping, and United States Chemical Shipping LLC, or Chemical Shipping, are each parties to a professional services agreement with Sterling Investment Partners Advisors, LLC, or Sterling Advisors, an affiliate of the principal equity owner of United States Shipping Master LLC. Messrs. Macey and Newhouse, two of the directors of our general partner, are managing members of Sterling Advisors. In the agreements, Sterling Advisors agreed to consult with the board of managers and management of Shipping and Chemical Shipping on business and financial matters, including:

  •
  developing and implementing corporate strategy;

  •
  budgeting future corporate investments;

  •
  developing acquisition and divestiture strategies;

  •
  subsequent debt and equity financings; and

  •
  achieving liquidity for each company's members, including by way of public offering or sale of the companies.

        Under the terms of the professional services agreement, Shipping and Chemical Shipping agreed to pay Sterling Advisors an annual fee of $500,000 and $100,000, respectively; however, the annual fee will be suspended in the event we fail to make any payments due under our credit facility or we file for bankruptcy. In case payment of the annual fee is suspended as described above, the annual fees payable to Sterling Advisors will accrue without interest until the event which caused the suspension is cured or waived, at which time we will resume paying the annual fee and the accrued fee will be paid to Sterling Advisors. Sterling Advisors is also entitled to specified fees in connection with certain merger and acquisition and financing transactions. In addition, in the event Chemical Shipping makes an acquisition having a transaction value of greater than $50 million, Sterling Advisors will be entitled to an increase in the annual fee, based upon the additional services that may be required as a result of the increased size of Chemical Shipping. We are also required to reimburse Sterling Advisors for its reasonable travel and other direct out-of-pocket expenses.

        Each agreement provides for an initial three year term (ending September 2005 in the case of Shipping and May 2006 in the case of Chemical Shipping) and will automatically renew for successive one-year terms as long as the respective members of each of Shipping and Chemical Shipping, as of the respective dates each agreement commenced, own at least 20% of the outstanding units of United States Shipping Master LLC.

        Pursuant to these agreements, we paid Sterling Advisors a transaction fee of $350,000 in 2003 in connection with the acquisition of the Chemical Pioneer and financing of that acquisition, and a transaction fee of $1,050,000 in April 2004 in connection with the refinancing of our prior credit arrangements and the financing of the acquisition of the Charleston.

        The professional services agreements will terminate in connection with the closing of the offering upon the payment of $3.7 million to Sterling Advisors by United States Shipping Master LLC.

Hess Transaction

        In connection with our acquisition of our six ITBs from Hess in September 2002, we paid a transaction fee of $500,000 to W.M. Kearns & Co., Inc., a private investment company affiliated with William Kearns, one of the directors of our general partner. Additionally, in connection with the acquisition of the six ITBs, we paid a transaction fee of $3.6 million to Sterling Advisors.

Equity Investment by Management

        In December 2002, Messrs. Gridley, Gehegan, Chew, Colletti, Miller, Bergeron and Raymond Marquardt, our manager of quality, safety and environmental, advanced funds aggregating $300,000 to a subsidiary of United States Shipping Master LLC to obtain for us an exclusivity period of several months in connection with our negotiations to purchase the Stolt Spirit. These advances were converted into membership interests of the subsidiary in proportion to the dollar amount of each investor's investment. These membership interests were subsequently exchanged for membership interests of United States Shipping Master LLC in May 2003.

United States Shipping Master Voting Arrangement

        The limited liability company agreement of United States Shipping Master LLC requires its members to vote the membership interests held by them to elect the following persons, in addition to certain other nominees, to the board of directors of United States Shipping Master LLC: (i) up to four individuals designated by Sterling/US Shipping L.P., (ii) Mr. Gridley for as long as he is employed by United States Shipping Master LLC as its chief executive officer and (iii) up to two other persons nominated by the board who are not affiliated with Sterling/US Shipping L.P. The limited liability company agreement also provides that Mr. Gridley will serve as chairman of the board as long as he remains an employee of United States Shipping Master LLC or one of its subsidiaries. During the term of the limited liability company agreement, the holders of common membership interests of United States Shipping Master LLC must vote the common membership interests held by them in the same manner as Sterling/US Shipping L.P. votes its preferred membership interests. In addition, the limited liability company agreement requires that the persons serving as directors of United States Shipping Master LLC be appointed as directors of our general partner.

Management Incentive Interest in Our General Partner

        Our general partner is a wholly-owned subsidiary of United States Shipping Master LLC. Accordingly, the owners of United States Shipping Master LLC will receive all distributions made by us to our general partner in respect of the general partner interests and incentive distribution rights. However, following conversion of all outstanding class A subordinated units, our executive officers will have the right to receive 10% of the distributions received by our general partner attributable to (i) the incentive distribution rights and (ii) that portion of its 2% general partner interest attributable to distributions on our common units and subordinated units in excess of the minimum quarterly distribution. If a portion of the class A subordinated units convert into common units, the executive officers will become entitled to receive a pro rata portion of the 10%.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

        Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including United States Shipping Master LLC, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders. Our partnership agreement contains provisions that modify and limit our general partner's fiduciary duties to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

        Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of the board of directors of our general partner. An independent third party is not required to evaluate the fairness of the resolution.

        Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

  •
  approved by the conflicts committee, although our general partner is not obligated to seek such approval;

  •
  approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

  •
  on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

  •
  fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

        If our general partner does not seek approval from the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires. Please see "Management—Management of U.S. Shipping Partners L.P." for information about the conflicts committee of the board of directors of our general partner.

        Conflicts of interest could arise in the situations described below, among others.

    Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

        The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

  •
  amount and timing of asset purchases and sales;

  •
  cash expenditures;

  •
  borrowings;

  •
  issuance of additional units; and

  •
  the creation, reduction or increase of reserves in any quarter.

        In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

  •
  enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

  •
  hastening the expiration of the subordination periods.

        For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read "Cash Distribution Policy—Subordination Periods."

        Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, our operating company or its operating subsidiaries.

    Certain of our officers are not required to devote their full time to our business.

        The employment agreements of Messrs. Calvin Chew, Paul Gridley and Jeff Miller, our executive vice president, chairman and chief executive officer and vice president—chartering, respectively, only require them to spend a majority of their business time in managing our operations and permit them to engage in the business of transporting chemical products in certain tank barges. Messrs. Chew, Gridley and Miller currently own and operate two Jones Act barges that have been transporting caustic soda and calcium chloride under contracts with third parties. Messrs. Chew, Gridley and Miller may face conflicts regarding the allocation of their time between our business and their barge business. Under their employment agreements, Messrs. Chew, Gridley and Miller are not prohibited from acquiring and operating additional barges under 15,000 dwt, other than in the transportation of petroleum or petroleum products, provided that if at any time more than 50% of the income to be generated by such barge is expected to be "qualifying income," then they must offer us the opportunity to acquire such tank barge. If any of Messrs. Chew, Gridley and Miller were to spend less time in managing our business and affairs than they do currently, our business, financial condition and results of operations could suffer and our ability to make cash distributions could be reduced. Please read "Management—Employment Agreements."

    We will reimburse our general partner and its affiliates for expenses.

        We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. Please read "Certain Relationships and Related Party Transactions."

    Our general partner intends to limit its liability regarding our obligations.

        Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of our general partner's fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

    Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

        Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

    Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm's-length negotiations.

        Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm's-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, must be:

  •
  on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

  •
  "fair and reasonable" to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf; however, there is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

    Common units are subject to our general partner's limited call right.

        Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read "The Partnership Agreement—Limited Call Right."

    We may choose not to retain separate counsel for ourselves or for the holders of common units.

        The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

    Our general partner's affiliates may compete with us.

        Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. Please read "Certain Relationships and Related Party Transactions—Ominbus Agreement—Noncompetition."

Fiduciary Duties

        Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by the general partner to limited partners and the partnership.

        Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has fiduciary duties to manage our general partner in a manner beneficial both to its owner, United States Shipping Master LLC, as well as to you. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

  •
  the fiduciary duties imposed on our general partner by the Delaware Act;

  •
  material modifications of these duties contained in our partnership agreement; and

  •
  certain rights and remedies of unitholders contained in the Delaware Act.

State law fiduciary duty standards
Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards
Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, Section 7.9 of our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in "good faith" and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:
• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or
• "fair and reasonable" to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud, willful misconduct or gross negligence.

Rights and remedies of unitholders
The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

        In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

        Under the partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and therefore unenforceable. Please read "The Partnership Agreement—Indemnification."

DESCRIPTION OF THE COMMON UNITS

The Units

        The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section, "Cash Distribution Policy" and "Description of the Subordinated Units." For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read "The Partnership Agreement."

Transfer Agent and Registrar

Duties

        American Stock Transfer & Trust Company will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

  •
  surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

  •
  special charges for services requested by a holder of a common unit; and

  •
  other similar fees or charges.

        There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

        The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Restrictions on Foreign Ownership

        For a discussion of restrictions on the ownership of partnership interests by persons other than U.S. citizens, please read "The Partnership Agreement—Foreign Ownership."

Transfer of Common Units

        The transfer of the common units to persons who purchase directly from the underwriters will be accomplished through the completion, execution and delivery of a transfer application and certification by the investor. Any later transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application and certification. By executing and delivering a transfer application and certification, the transferee of common units:

  •
  becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

  •
  automatically requests admission as a substituted limited partner in our partnership;

  •
  agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

  •
  represents that the transferee has the capacity, power and authority to enter into the partnership agreement;

  •
  grants powers of attorney to officers of our general partner and any liquidator of us as specified in the partnership agreement; and

  •
  gives the consents, covenants, representations and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering, including representations and covenants about the transferee's citizenship for Jones Act and tax withholding purposes.

        An assignee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. The general partner will cause any unrecorded transfers for which a completed and duly executed transfer application and certification has been received to be recorded on our books and records no less frequently than quarterly.

        A transferee's broker, agent or nominee may complete, execute and deliver a transfer application and certification. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

        Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

  •
  the right to assign the common unit to a purchaser or other transferee; and

  •
  the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

        Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

  •
  will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a transfer application and certification as to itself and any beneficial holders; and

  •
  may not receive some federal income tax information or reports furnished to record holders of common units.

        The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to insure the execution of the transfer application and certification by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application and certification to the transfer agent. Please read "The Partnership Agreement—Status as Limited Partner or Assignee."

        Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

DESCRIPTION OF THE SUBORDINATED UNITS

        The class A subordinated units and class B subordinated units each represent a separate class of limited partner interests in our partnership, and the rights of holders of each class of subordinated units to participate in distributions differ from, and are subordinated to, the rights of the holders of common units. Unlike the common units, neither class of subordinated units will be publicly traded.

Cash Distribution Policy

        During the subordination periods the common units will have the right to receive distributions of available cash from basic surplus in an amount equal to the minimum quarterly distribution of $0.45 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from basic surplus may be made on the subordinated units.

        The purpose of the subordinated units is to increase the likelihood that during the subordination periods there will be available cash to be distributed on the common units. Neither class of subordinated units is entitled to receive any arrearages in the payment of the minimum quarterly distribution from prior quarters. For a more complete description of our cash distribution policy on the subordinated units, please read "Cash Distribution Policy—Distributions of Available Cash from Basic Surplus During the Subordination Periods."

Conversion of the Subordinated Units

        Each class A subordinated unit will convert into one common unit at the end of the class A subordination period, which will end once we meet the financial tests in the partnership agreement, but it generally cannot end before December 31, 2009. Each class B subordinated unit will convert into one common unit at the end of the class B subordination period, which will end once we meet the financial tests in the partnership agreement, but it generally cannot end before December 31, 2010. However, if we meet certain additional financial tests, the class B subordinated units will convert into common units upon the same schedule as the class A subordinated units. Up to 50% of each class of subordinated units may convert prior to the end of its respective subordination period if certain financial tests are met. For a more complete description of the circumstances under which the subordinated units will convert into common units, please read "Cash Distribution Policy—Subordination Periods."

Distributions Upon Liquidation

        If we liquidate during the subordination periods, we will, to the extent possible, allocate gain and loss to entitle the holders of common units a preference over the holders of both classes of subordinated units to the extent required to permit the common unitholders to receive their unrecovered initial unit price, plus the minimum quarterly distribution for the quarter during which liquidation occurs, plus any arrearages. For a more complete description of these liquidation preferences, please read "Cash Distribution Policy—Distributions of Cash Upon Liquidation."

Limited Voting Rights

        The class A subordinated units and the class B subordinated units do not vote as separate classes of units. For a more complete description of the voting rights of holders of subordinated units, please read "The Partnership Agreement—Voting Rights."

Restrictions on Foreign Ownership

        For a discussion of restrictions on the ownership of partnership interests by persons other than U.S. citizens, please read "The Partnership Agreement—Foreign Ownership."

THE PARTNERSHIP AGREEMENT

        The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. The form of limited liability company agreement of our operating company is included as an exhibit to the registration statement of which this prospectus constitutes a part. We will provide prospective investors with a copy of the form of limited liability company agreement of our operating company upon request at no charge.

        We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

  •
  with regard to distributions of available cash, please read "Cash Distribution Policy;"

  •
  with regard to the transfer of common units, please read "Description of the Common Units—Transfer of Common Units;" and

  •
  with regard to allocations of taxable income and taxable loss, please read "Material Tax Consequences."

Organization and Duration

        We were organized on July 30, 2004 and have a perpetual existence.

Purpose

        Our purpose under the partnership agreement is limited to serving as the sole member of U.S. Shipping Operating LLC, our operating company, and engaging in any business activities that may be engaged in by our operating company and its subsidiaries or that are approved by our general partner. The limited liability company agreement of our operating company will provide that it may, directly or indirectly, engage in:

  (1)
  its operations as conducted immediately before our initial public offering;

  (2)
  any other activity approved by the general partner but only to the extent that the general partner determines that, as of the date of the acquisition or commencement of the activity, the activity generates "qualifying income" as this term is defined in Section 7704 of the Internal Revenue Code of 1986, as amended; or

  (3)
  any activity that enhances the operations of an activity that is described in either (1) or (2) above.

        Although our general partner has the ability to cause us, our operating company or its subsidiaries to engage in activities other than the marine transportation of refined petroleum, petrochemical and commodity chemical products as described in this prospectus, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

        Each limited partner and each person who acquires a unit from a unitholder and executes and delivers a transfer application and certification grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement. Please read "—Amendment of the Partnership Agreement" below.

Capital Contributions

        Unitholders are not obligated to make additional capital contributions, except as described below under "—Limited Liability."

Limited Liability

        Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

  •
  to remove or replace our general partner;

  •
  to approve some amendments to our partnership agreement; or

  •
  to take other action under our partnership agreement;

constituted "participation in the control" of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

        Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

        Our subsidiaries may be deemed to conduct business in New Jersey. Our subsidiaries may conduct business in other states in the future. Maintenance of our limited liability may require compliance with legal requirements in the jurisdictions in which our operating company conducts business, including qualifying our subsidiaries to do business there. Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If, by virtue of our membership interest in our operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under the partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Foreign Ownership

        To enjoy the benefits of U.S. coastwise trade, we must maintain U.S. citizenship for U.S. coastwise trade purposes as defined in the Merchant Marine Act of 1920, as amended, the Shipping Act of 1916, as amended, and the regulations thereunder. Under these regulations, to maintain U.S. citizenship and, therefore, be qualified to engage in U.S. coastwise trade:

  •
  our partnership must be organized under the laws of the United States or of a state;

  •
  not less than 75.0% of the interests in our general partner must be beneficially owned by U.S. citizens;

  •
  the chief executive officer, by whatever title, the chairman of the board and all persons authorized to act in the absence or disability of such persons of our general partner must be U.S. citizens, and not more than a minority of the number of directors (or equivalent persons) necessary to constitute a quorum are non-U.S. citizens; and

  •
  at least 75.0% of the equity interest and voting power of our units must be beneficially owned by U.S. citizens free of any trust, fiduciary arrangement or other agreement, arrangement or understanding whereby voting power may be exercised directly or indirectly by non-U.S. citizens, as defined in the Merchant Marine Act, the Shipping Act and the regulations thereunder.

        In order to protect our ability to register our vessels under federal law and operate our vessels in U.S. coastwise trade, our partnership agreement restricts foreign ownership of our interests to a percentage equal to not more than 24.0% as determined from time to time by our general partner. The general partner has determined to initially limit foreign ownership of our interests to 15.0%. We refer to the percentage limitation on foreign ownership as the permitted percentage.

        Our partnership agreement provides that:

  •
  any transfer, or attempted transfer, of any units that would result in the ownership or control, in each case, in excess of the permitted percentage by one or more persons who is not a U.S. citizen for purposes of U.S. coastwise shipping (as defined in the Merchant Marine Act and the Shipping Act) will be void and ineffective as against us; and

  •
  if, at any time, persons other than U.S. citizens own units or possess voting power over units, in each case, (either of record or beneficially) in excess of the permitted percentage, we will withhold payment of distributions on and suspend the voting rights of such units and may redeem such units.

        Unit certificates bear legends concerning the restrictions on ownership by persons other than U.S. citizens. In addition, our partnership agreement:

  •
  permits us to require, as a condition precedent to the transfer of units on our records, representations and other proof as to the identity and citizenship of existing or prospective unitholders; and

  •
  permits us to establish and maintain a dual unit certificate system under which different forms of certificates may be used to reflect whether or not the owner thereof is a U.S. citizen.

Voting Rights

        The following matters require the unitholder vote specified below. Matters requiring the approval of a "unit majority" require:

  •
  during the class A subordination period, the approval of: a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

  •
  after the class A subordination period, the approval of a majority of the units.

In voting their common and subordinated units, the general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us and the limited partners.

Issuance of additional common units or units of equal rank with the common units during the class A subordination period	Unit majority, with certain exceptions described under "—Issuance of Additional Securities.
Issuance of units senior to the common units during the class A subordination period	Unit majority.
Issuance of units junior to the common units during the class A subordination period	No approval right.
Issuance of additional units after the class A subordination period	No approval right.
Amendment of the partnership agreement
Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "—Amendment of the Partnership Agreement."
Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read "—Merger, Sale or Other Disposition of Assets."
Amendment of the limited liability company agreement of the operating company and other action taken as sole member of our operating company
Unit majority if such amendment or other action would adversely affect our limited partners (or any particular class of limited partners) in any material respect. Please read "—Amendment of the Partnership Agreement—Action Relating to the Operating Company."
Dissolution of our partnership	Unit majority. Please read "—Termination and Dissolution."

Reconstitution of our partnership upon dissolution	Unit majority. Please read "—Termination and Dissolution."
Withdrawal of our general partner
Under most circumstances, the approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2014 in a manner which would cause a dissolution of our partnership. Please read "—Withdrawal or Removal of Our General Partner."
Removal of our general partner	Not less than 66 2/3% of the outstanding units, including units held by the general partner and its affiliates. Please read "—Withdrawal or Removal of Our General Partner."
Transfer of the general partner interest
Our general partner may transfer all, but not less than all, the general partner interest in us without a vote of our unitholders to an affiliate or to another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2014. Please read "—Transfer of General Partner Interest."
Transfer of incentive distribution rights
Except for transfers to an affiliate or another person as part of our general partner's merger or consolidation with or into, or sale of all or substantially all of its assets to, or sale of all or substantially all of its equity interest to, such person, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to December 31, 2014. Please read "—Transfer of Incentive Distribution Rights."
Transfer of ownership interests in our general partner	No approval required at any time. Please read "—Transfer of Ownership Interests in Our General Partner."

Issuance of Additional Securities

        Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders. During the class A subordination period, however, except as we discuss in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 3,449,984 additional common units or units on a parity with the common units for any purpose, and an additional 1,149,995 common units or units on a parity with common units to fund the construction of capital improvements, in each case without the approval of the holders of a unit majority.

        During or after the class A subordination period, we may issue an unlimited number of common units as follows:

  •
  upon exercise of the underwriters' over-allotment option;

  •
  upon conversion of the subordinated units;

  •
  under employee benefit plans;

  •
  upon conversion of the general partner interest and incentive distribution rights as a result of a withdrawal or removal of our general partner;

  •
  in connection with the conversion of units of equal rank with the common units into common units under certain circumstances;

  •
  in the event of a combination or subdivision of common units;

  •
  in connection with an acquisition or a capital improvement that increases cash flow from operations per unit on an estimated pro forma basis; or

  •
  if the proceeds of the issuance are used to repay indebtedness the cost of which to service is greater than the distribution of obligations associated with the units issued in connection with the debt's retirement.

        It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

        In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities interests that, as determined by the general partner, have special voting rights to which the common units are not entitled.

        Upon issuance of additional partnership securities other than upon exercise of the underwriters' over-allotment option, our general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates' percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General

        Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, the general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe, an amendment must be approved by a unit majority.

Prohibited Amendments

        No amendment may be made that would:

  (1)
  enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

  (2)
  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld at its option;

  (3)
  change the term of our partnership;

  (4)
  provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner that is approved by the holders of a unit majority; or

  (5)
  give any person the right to dissolve our partnership other than our general partner's right to dissolve our partnership with the approval of the holders of a unit majority.

        The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended only upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, the owner of our general partner will own approximately 56.5% of the outstanding units.

No Unitholder Approval

        Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

  (1)
  a change in our name, the location of our principal place of business, our registered agent or our registered office;

  (2)
  the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

  (3)
  a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, the operating company nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

  (4)
  an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940 or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

  (5)
  subject to the limitations on the issuance of additional partnership securities described above, an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

  (6)
  any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

  (7)
  an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

  (8)
  any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

  (9)
  a change in our fiscal year or taxable year and related changes;

  (10)
  certain mergers or conveyances as set forth in our partnership agreement; and

  (11)
  any other amendments substantially similar to any of the matters described in clauses (1) through (10) above.

        In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if our general partner determines that those amendments:

  •
  do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

  •
  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

  •
  are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

  •
  are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

  •
  are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

        Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under "—No Unitholder Approval" should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

        In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Action Relating to the Operating Company

        Without the approval of the holders of units representing a unit majority, our general partner is prohibited from consenting on our behalf, as the sole member of the operating company, to any amendment to the limited liability company agreement of our operating company or taking any action on our behalf permitted to be taken by a member of our operating company, in each case, that would adversely affect our limited partners (or any particular class of limited partners) in any material respect.

Merger, Sale or Other Disposition of Assets

        A merger or consolidation of us requires the consent of the general partner. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In addition, the partnership agreement generally prohibits our general partner, without the prior approval of the holders of units representing a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. The general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

        If the conditions specified in the partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters' rights of appraisal under the partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and Dissolution

        We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

  (1)
  the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

  (2)
  the sale, exchange or other disposition of all or substantially all of our assets and properties and those of our subsidiaries;

  (3)
  the entry of a decree of judicial dissolution of our partnership; or

  (4)
  the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

        Upon a dissolution under clause (4) above, the holders of a unit majority may also elect, within specific time limitations, to reconstitute us and continue our business on the same terms and conditions described in our partnership agreement by forming a new limited partnership on terms identical to those in our partnership agreement and having as general partner an entity approved by the holders of units representing a unit majority, subject to receipt by us of an opinion of counsel to the effect that:

  •
  the action would not result in the loss of limited liability of any limited partner; and

  •
  none of our partnership, the reconstituted limited partnership, our operating company nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

        Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as provided in "Cash Distribution Policy—Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

        Except as described below, our general partner has agreed not to withdraw voluntarily as the general partner of our partnership prior to December 31, 2014 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2014, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in our partnership without the approval of the unitholders. Please read "—Transfer of General Partner Interests" and "—Transfer of Incentive Distribution Rights" below.

        Upon the withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in our partnership, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read "—Termination and Dissolution."

        Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and the subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent the general partner's removal. At the closing of this offering, the owner of our general partner will own approximately 56.5% of the outstanding units.

        Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

  •
  the subordination periods will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

  •
  any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

  •
  our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for the interests based on the fair market value of those interests at the time.

        In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

        If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

        In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interests

        Except for transfer by our general partner of all, but not less than all, of its general partner interest in us to:

  •
  an affiliate of our general partner (other than an individual); or

  •
  another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity;

our general partner may not transfer all or any part of its general partner interest in us to another person prior to December 31, 2014 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of the partnership agreement, and furnish an opinion of counsel regarding limited liability, eligibility to engage in the U.S. coastwise trade and tax matters.

        Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Incentive Distribution Rights

        Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, or sale of all or substantially all of its assets to, that entity without the prior approval of the unitholders. Prior to December 31, 2014, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units (excluding common units held by our general partner and its affiliates). On or after December 31, 2014, the incentive distribution rights will be freely transferable.

Transfer of Ownership Interests in Our General Partner

        At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner to an affiliate or a third party without the approval of our unitholders, so long as after such sale or transfer our general partner remains a U.S. citizen as defined in the coastwise trade laws.

Change of Management Provisions

        The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove US Shipping General Partner LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

        Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

  •
  the subordination periods will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

  •
  any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

  •
  our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

        If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, our general partner will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

  (1)
  the highest price paid by our general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership securities; or

  (2)
  the current market price as of the date three days before the date the notice is mailed.

        As a result of our general partner's right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. Our partnership agreement provides that the resolution of any conflict of interest that is fair and reasonable will not be a breach of the partnership agreement. The general partner may, but it is not obligated to, submit the conflict of interest represented by the exercise of the limited call right to the conflicts committee for approval or seek a fairness opinion from an investment banker. If the general partner exercises its limited call right, it will make a determination at the time, based on the facts and circumstances, and upon the advice of counsel, as to the appropriate method of determining the fairness and reasonableness of the transaction. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right.

        There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934.

        The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read "Material Tax Consequences—Disposition of Common Units."

Meetings; Voting

        Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

        Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

        Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read "—Issuance of Additional Securities" above. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, or a person or group who acquire units with the prior approval of the board of our general partner acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name accounts will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

        Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

        Except as described under "—Limited Liability" above, the common units will be fully paid, and unitholders will not be required to make additional contributions.

        An assignee of a common unit, after executing and delivering a transfer application and certification, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substitute limited partner at the written direction of the assignee. Please read "—Meetings; Voting" above. Transferees who do not execute and deliver a transfer application and certification will not be treated as assignees or as record holders of common units, and will not receive cash distributions, federal income tax allocations, or reports furnished to holders of common units. Please read "Description of the Common Units—Transfer of Common Units."

Non-citizen Assignees; Redemption

        If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property in which we have an interest because of the nationality, citizenship or other related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price, in accordance with the procedures set forth in our partnership agreement. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

        Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

  (1)
  our general partner;

  (2)
  any departing general partner;

  (3)
  any person who is or was an affiliate of our general partner or any departing general partner;

  (4)
  any person who is or was an officer, director, member, partner, fiduciary or trustee of any entity described in (1), (2) or (3) above;

  (5)
  any person who is or was serving as an officer, director, member, partner, fiduciary or trustee of another person at the request of the general partner or any departing general partner; and

  (6)
  any person designated by our general partner.

        Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Books and Reports

        Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.

        We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

        We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

        Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

  (1)
  a current list of the name and last known address of each partner of record;

  (2)
  a copy of our tax returns;

  (3)
  information as to the amount of cash, and a description and statement of the net agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

  (4)
  copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

  (5)
  information regarding the status of our business and financial condition; and

  (6)
  any other information regarding our affairs as is just and reasonable.

        Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

        Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of US Shipping General Partner LLC as general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read "Units Eligible for Future Sale" beginning on the following page.

UNITS ELIGIBLE FOR FUTURE SALE

        After the sale of the common units offered by this prospectus, the owner of our general partner will hold an aggregate of 899,968 common units, 5,272,341 class A subordinated units and 1,627,627 class B subordinated units. All of the class A subordinated units and the class B subordinated units will convert into common units at the end of the subordination period applicable to each class of subordinated units, and some may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

        The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

  •
  1% of the total number of the securities outstanding; or

  •
  the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

        Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements, and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the current public information requirements, volume limitations, manner of sale provisions, and notice requirements of Rule 144.

        While any class A subordinated units are outstanding, we may not issue equity securities of the partnership ranking prior or senior to the common units or an aggregate of more than 3,449,984 additional common units or an equivalent amount of securities ranking on a parity with the common units for any purpose, and an additional 1,149,995 common units or an equivalent amount of securities ranking on parity with common units to fund the construction of capital improvements, in each case without the approval of the holders of a majority of the outstanding common units and class A and class B subordinated units, voting as separate classes, subject to certain exceptions described under "The Partnership Agreement—Issuance of Additional Securities."

        The partnership agreement provides that once no class A subordinated units remain outstanding, we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. The partnership agreement does not restrict our ability to issue equity securities ranking junior to the common units at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Partnership Agreement—Issuance of Additional Securities."

        Under the partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

        We, the officers and directors of our general partner, United States Shipping Master LLC and participants in our directed unit program who are affiliates of us have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read "Underwriting" for a description of these lock-up provisions.

MATERIAL TAX CONSEQUENCES

        This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., tax counsel to the general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to U.S. Shipping Partners L.P and our operating company.

        The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

        All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us.

        No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

        For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales"); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "—Disposition of Common Units—Allocations Between Transferors and Transferees"); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read "—Tax Consequences of Unit Ownership—Section 754 Election").

Partnership Status

        A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner's adjusted basis in his partnership interest.

        Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation, storage and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 3% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income.

        No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and the operating company will be disregarded as an entity separate from us for federal income tax purposes.

        In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and the general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied are:

  •
  Neither we, nor the operating company, will elect to be treated as a corporation; and

  •
  For each taxable year, more than 90% of our gross income will be income that Vinson & Elkins L.L.P. has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

        If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

        If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

        The discussion below is based on Vinson & Elkins L.L.P.'s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

        Unitholders who have become limited partners of U.S. Shipping Partners L.P will be treated as partners of U.S. Shipping Partners L.P for federal income tax purposes. Also:

  •
  assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

  •
  unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of U.S. Shipping Partners L.P. for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.'s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

        A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales."

        Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in U.S. Shipping Partners L.P for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income.    We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions.    Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "—Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "—Limitations on Deductibility of Losses."

        A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions.    We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through December 31, 2007, will be allocated an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. We anticipate that after the taxable year ending December 31, 2007, the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units.

Basis of Common Units.    A unitholder's initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read "—Disposition of Common Units—Recognition of Gain or Loss."

Limitations on Deductibility of Losses.    The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder's stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

        In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

        The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder's share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

        A unitholder's share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

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  interest on indebtedness properly allocable to property held for investment;

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  our interest expense attributed to portfolio income; and

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  the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

        The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder's share of our portfolio income will be treated as investment income.

Entity-Level Collections.    If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.    In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

        Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the general partner and its affiliates, referred to in this discussion as "Contributed Property." The effect of these allocations to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

        An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the "Book-Tax Disparity," will generally be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

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  his relative contributions to us;

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  the interests of all the partners in profits and losses;

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  the interest of all the partners in cash flow; and

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  the rights of all the partners to distributions of capital upon liquidation.

        Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in "—Tax Consequences of Unit Ownership—Section 754 Election" and "—Disposition of Common Units—Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.

Treatment of Short Sales.    A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

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  any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

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  any cash distributions received by the unitholder as to those units would be fully taxable; and

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  all of these distributions would appear to be ordinary income.

        Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read "—Disposition of Common Units—Recognition of Gain or Loss."

Alternative Minimum Tax.    Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.    In general, the highest effective United States federal income tax rate for individuals is currently 35.0% and the maximum United States federal income tax rate for net capital gains of an individual for is currently 15.0% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election.    We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder's inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets ("common basis") and (2) his Section 743(b) adjustment to that basis.

        Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we will adopt), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read "—Uniformity of Units."

        Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "—Uniformity of Units."

        A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

        The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.    We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read "—Disposition of Common Units—Allocations Between Transferors and Transferees."

Initial Tax Basis, Depreciation and Amortization.    The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The tax basis of our assets conveyed to us on formation will be greater to the extent such assets have been recently acquired. To the extent such assets were acquired by United States Shipping Master LLC within two years of this offering, as determined in accordance with the financial records of United States Shipping Master LLC, the distribution of any proceeds of this offering to United States Shipping Master LLC to reimburse it for such capital expenditures, including a distribution attributable to the redemption of units from United States Shipping Master LLC upon the exercise of the underwriters' over-allotment option, is not taxable to United States Shipping Master LLC for federal income tax purposes to the extent of the tax basis in its units. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the general partner. Please read "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction."

        To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation.

Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

        If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction" and "—Disposition of Common Units—Recognition of Gain or Loss."

        The costs incurred in selling our units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.    The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.    Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

        Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price received is less than his original cost.

        Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

        The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

        Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

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  a short sale;

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  an offsetting notional principal contract; or

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  a futures or forward contract with respect to the partnership interest or substantially identical property.

        Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.    In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the "Allocation Date." However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

        The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

        A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.    A purchaser of units who purchases units for another unitholder is required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may lead to the imposition of substantial penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.

Constructive Termination.    We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

        Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "—Tax Consequences of Unit Ownership—Section 754 Election."

        We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read "—Tax Consequences of Unit Ownership—Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "—Disposition of Common Units—Recognition of Gain or Loss."

Tax-Exempt Organizations and Other Investors

        Ownership of units by employee benefit plans, other tax-exempt organizations, regulated investment companies, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

        Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

        A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income. Recent legislation passed by the United States Congress and submitted to the President for his approval also includes net income derived from the ownership of an interest in a "qualified publicly traded partnership" as qualified income to a regulated investment company. We expect that we will meet the definition of a qualified publicly traded partnership. However, this legislation is not currently in effect, will not enter into effect unless signed by the President and will only be effective for taxable years beginning after the date of enactment.

        Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

        In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

        Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

        Information Returns and Audit Procedures.    We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

        The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of his return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

        Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. The partnership agreement names US Shipping General Partner LLC as our Tax Matters Partner.

        The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

        A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

        Nominee Reporting.    Persons who hold an interest in us as a nominee for another person are required to furnish to us:

  •
  the name, address and taxpayer identification number of the beneficial owner and the nominee;

  •
  whether the beneficial owner is:

  (1)
  a person that is not a United States person;

  (2)
  a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

  (3)
  a tax-exempt entity;

  •
  the amount and description of common units held, acquired or transferred for the beneficial owner; and

  •
  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

        Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

        Registration as a Tax Shelter.    The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. It is arguable that we are not subject to the registration requirement on the basis that we will not constitute a tax shelter. However, we will register as a tax shelter with the Secretary of the Treasury in the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties that might be imposed if registration is required and not undertaken.

        Issuance of a tax shelter registration number does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS.

        We will supply our tax shelter registration number to you when one has been assigned to us. A unitholder who sells or otherwise transfers a unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

        Recently issued Treasury Regulations require taxpayers to report certain information on Internal Revenue Service Form 8886 if they participate in a "reportable transaction." You may be required to file this form with the IRS if we participate in a "reportable transaction." A transaction may be a reportable transaction based upon any of several factors. You are urged to consult with your own tax advisor concerning the application of any of these factors to your investment in our common units. Congress has passed legislation that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements. The Treasury Regulations also impose obligations on "material advisors" that organize, manage or sell interests in registered "tax shelters." As stated above, we have registered as a tax shelter, and, thus, one of our material advisors will be required to maintain a list with specific information, including your name and tax identification number, and to furnish this information to the IRS upon request. You are urged to consult with your own tax advisor concerning any possible disclosure obligation with respect to your investment and should be aware that we and our material advisors intend to comply with the list and disclosure requirements.

        Accuracy-related Penalties.    An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

        A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

    (1)
    for which there is, or was, "substantial authority"; or

    (2)
    as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

        More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

        A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local, Foreign and Other Tax Considerations

        In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or may be deemed to do business in New Jersey. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many other jurisdictions in which we may do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "—Tax Consequences of Unit Ownership—Entity-Level Collections." Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

        It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN U.S. SHIPPING PARTNERS L.P. BY EMPLOYEE BENEFIT PLANS

        An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

  •
  whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

  •
  whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

  •
  whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

        The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

        Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the plan.

        In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

        The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets would not be considered to be "plan assets" if, among other things:

  •
  the equity interests acquired by employee benefit plans are publicly offered securities; i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

  •
  the entity is an "operating company;" i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries; or

  •
  there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by our general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

        Our assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in the first bullet point above.

        Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

        Citigroup Global Markets Inc. and Lehman Brothers Inc. are acting as joint book-running managers of the offering, and, together with UBS Securities LLC, are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each of the underwriters named below have severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter's name.

Underwriter	Number of common units
Citigroup Global Markets Inc.
Lehman Brothers Inc.
UBS Securities LLC
KeyBanc Capital Markets, a division of McDonald Investments Inc.
Raymond James & Associates, Inc.

Total	6,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the over-allotment option described below) if they purchase any of the common units.

        The underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of the prospectus and some of the common units to dealers at the public offering price less a concession not to exceed $            per common unit. The underwriters may allow, and dealers may reallow, a concession not to exceed $            per common unit on sales to other dealers. If all of the common units are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of our common units offered by them.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 899,968 additional common units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter's initial purchase commitment.

        We, the officers and directors of our general partner, United States Shipping Master LLC and participants in our directed unit program have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Lehman Brothers Inc., dispose of or hedge any of our common units or any securities convertible into or exchangeable for our common units. This agreement does not apply to any existing employee benefit plans. Citigroup Global Markets Inc. and Lehman Brothers Inc. in their discretion may release any of the securities subject to these lock-up agreements at any time without notice. Factors in deciding whether to release these units may include the length of time before the particular lock-up expires, the number of units involved, historical trading volumes of our common units and whether the person seeking the release is an officer, director or affiliate of us or our general partner.

        At our request, the underwriters have reserved up to 5% of the common units for sale at the initial public offering price to persons who are directors, officers, or employees, or who are otherwise associated with us or our general partner through a directed unit program. The number of common units available for sale to the general public will be reduced by the number of directed units purchased by participants in the program. Any directed units not purchased will be offered by the underwriters to the general public on the same basis as all other common units offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed units.

        Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for the common units will be determined by negotiations between our general partner and the representatives. Among the factors to be considered in determining the initial public offering price will be our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our partnership. We cannot assure you, however, that the prices at which the common units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units.

Paid by U.S. Shipping Partners
	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

        We will pay advisory fees equal to an aggregate of 0.493% of the gross proceeds of this offering (including any exercise of the underwriters' over-allotment option) to Citigroup Global Markets Inc., Lehman Brothers Inc. and UBS Securities LLC for evaluation, analysis and structuring of our partnership.

        In connection with the offering the underwriters may purchase and sell common units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common units in excess of the number of common units to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of common units made in an amount up to the number of common units represented by the underwriters' over-allotment option. In determining the source of common units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of common units in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of common units in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. repurchases common units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        Our common units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "USS." In connection with the listing of our common units on the New York Stock Exchange, the underwriters have advised us that they will undertake to sell round lots of 100 units or more to a minimum of 2,000 beneficial owners.

        We estimate that our portion of the total expenses of this offering will be $3.1 million.

        The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. The representatives will allocate common units to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

        We and our general partner have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        Because the National Association of Securities Dealers, Inc. views the common units offered by this prospectus as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

VALIDITY OF THE COMMON UNITS

        The validity of the common units will be passed upon for us by Fulbright & Jaworski L.L.P. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Andrews Kurth LLP.

EXPERTS

        The consolidated financial statements of United States Shipping Master LLC as of December 31, 2002 and 2003 and for the period July 16, 2002 (date of inception) to December 31, 2002 and the year ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The combined financial statements of the Catug Group (a division of the Amerada Hess Corporation) for the year ended December 31, 2001 and the period January 1, 2002 to September 12, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The balance sheets of U.S. Shipping Partners L.P. as of August 9, 2004 and US Shipping General Partner LLC as of August 9, 2004 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The sections in this prospectus entitled "Prospectus Summary," "Risk Factors," "Overview of Our Industry," and "Business," have been reviewed by Wilson Gillette & Co., which has confirmed to us that those sections accurately describe the market information contained therein as indicated in the consent of Wilson Gillette & Co. filed as an exhibit to the registration statement on Form S-1 under the Securities Act of which this prospectus is a part.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, you may desire to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates or from the SEC's web site on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Our registration statement can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

        As a result of the offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC's website as provided above. Our website on the Internet is located at http://www.usshipllc.com, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

        We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. Our annual report will contain a detailed statement of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to our general partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

INDUSTRY DATA

        Market and industry data and other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources, as well as on several studies conducted for us by Wilson Gillette & Co., Petroleum and

Logistics Specialists, who we refer to in this prospectus as Wilson Gillette. The most recent government data available regarding the petroleum industry are for 2003. Some data are also based on our good faith estimates, which are derived from management's knowledge of the industry and independent sources. Although we believe that these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy or completeness. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources.

        Unless otherwise indicated, the market and industry statistical data that we use in the discussion of the tank vessel industry contained in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," "Overview of Our Industry" and "Business" have been provided to us by Wilson Gillette. We believe that the information and data supplied by Wilson Gillette is accurate in all material respects and we have relied upon them for purposes of this prospectus and have not independently verified Wilson Gillette's data from other third-party sources. Wilson Gillette has advised us that:

  •
  some information in Wilson Gillette's database is derived from estimates or subjective judgments; and

  •
  while Wilson Gillette has taken reasonable care in the compilation of the statistical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures and may accordingly contain errors.

FORWARD-LOOKING STATEMENTS

        Statements included in this prospectus which are not historical facts (including our financial forecast and any other statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements.

        Forward-looking statements appear in a number of places and include statements with respect to, among other things:

  •
  forecasts of our ability to make cash distributions on the units;

  •
  planned capital expenditures and availability of capital resources to fund capital expenditures;

  •
  future supply of, and demand for, refined petroleum products;

  •
  potential reductions in the supply of tank vessels due to OPA 90;

  •
  increases in domestic refined petroleum product consumption;

  •
  the likelihood of a repeal of, or a delay in the phase-out requirements for single-hull vessels mandated by, OPA 90;

  •
  our ability to maintain long-term relationships with major oil and chemical companies;

  •
  the absence of disputes with our customers;

  •
  our ability to maximize the use of our vessels;

  •
  expected financial flexibility to pursue acquisitions and other expansion opportunities;

  •
  our expected cost of complying with OPA 90;

  •
  estimated future maintenance capital expenditures;

  •
  the absence of future labor disputes or other disturbances;

  •
  expected demand in the domestic tank vessel market in general and the demand for our tank vessels in particular;

  •
  future consolidation in the domestic tank vessel industry;

  •
  customers' increasing emphasis on environmental and safety concerns;

  •
  continued outsourcing of non-strategic functions, such as domestic tank vessel operations, by companies in the oil and chemical industries;

  •
  our future financial condition or results of operations and our future revenues and expenses; and

  •
  our business strategy and other plans and objectives for future operations.

        These forward-looking statements are made based upon management's current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

        Important factors that could cause our actual results of operations or our actual financial condition to differ include, but are not necessarily limited to:

  •
  insufficient cash from operations;

  •
  a decline in demand for refined petroleum, petrochemical and commodity chemical products;

  •
  a decline in demand for tank vessel capacity;

  •
  intense competition in the domestic tank vessel industry;

  •
  the occurrence of marine accidents or other hazards;

  •
  the loss of any of our largest customers;

  •
  fluctuations in voyage charter rates;

  •
  delays or cost overruns in the construction of new vessels or the retrofitting or modification of older vessels;

  •
  changes in international trade agreements;

  •
  failure to comply with the Jones Act;

  •
  modification or elimination of the Jones Act; and

  •
  adverse developments in our marine transportation business.

INDEX TO FINANCIAL STATEMENTS

U.S. SHIPPING PARTNERS L.P.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Introduction	F-2
Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2004	F-3
Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2003	F-4
Unaudited Pro Forma Consolidated Statement of Operations for the six months ended June 30, 2004	F-5
Notes to Unaudited Pro Forma Consolidated Financial Statements	F-6
UNITED STATES SHIPPING MASTER LLC
HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-9
Consolidated Balance Sheets as of December 31, 2002 and 2003 and June 30, 2004	F-10
Consolidated Statements of Operations and Comprehensive Income for the period July 16, 2002 (Inception) through December 31, 2002 and the year ended December 31, 2003 and for the six months ended June 30, 2003 and 2004	F-11
Consolidated Statements of Changes in Members' Equity for the period July 16, 2002 (Inception) through December 31, 2002 and the year ended December 31, 2003 and for the six months ended June 30, 2004	F-12
Consolidated Statements of Cash Flows for the period July 16, 2002 (Inception) through December 31, 2002 and the year ended December 31, 2003 and for the six months ended June 30, 2003 and 2004	F-13
Notes to Consolidated Financial Statements	F-14
CATUG GROUP (a Division of Amerada Hess Corporation)
HISTORICAL COMBINED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-27
Combined Statements of Operations for the year ended December 31, 2001 and the period January 1, 2002 through September 12, 2002	F-28
Combined Statements of Owner's Net Investment for the year ended December 31, 2001 and the period January 1, 2002 through September 12, 2002	F-29
Combined Statements of Cash Flows for the year ended December 31, 2001 and the period January 1, 2002 through September 12, 2002	F-30
Notes to Combined Financial Statements	F-31
U.S. SHIPPING PARTNERS L.P.
HISTORICAL BALANCE SHEET
Report of Independent Registered Public Accounting Firm	F-36
Balance Sheet as of August 9, 2004	F-37
Note to Balance Sheet	F-38
US SHIPPING GENERAL PARTNER LLC
HISTORICAL BALANCE SHEET
Report of Independent Registered Public Accounting Firm	F-39
Balance Sheet as of August 9, 2004	F-40
Note to Balance Sheet	F-41

INTRODUCTION TO UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS

        Effective with the closing of this offering, substantially all of the assets and liabilities of our predecessor company, United States Shipping Master LLC, will be transferred to our Partnership, U.S. Shipping Partners L.P. (the Partnership), a newly formed Delaware limited partnership. The accompanying unaudited pro forma consolidated financial information gives effect to this transfer, the offering and related transactions. The transfer will be recorded at historical cost as it is considered to be a reorganization of entities under common control. The unaudited pro forma consolidated balance sheet assumes that the offering and related transactions occurred on June 30, 2004, the unaudited pro forma consolidated statement of operations for the year ended December 31, 2003 and the six months ended June 30, 2004 assume the offering and related transactions occurred on January 1, 2003. Please read note 1, Basis of Presentation, the Offering and Other Transactions, in the accompanying notes to the unaudited pro forma consolidated financial statements for further explanation.

        The Partnership's unaudited pro forma consolidated financial statements and accompanying notes should be read together with the historical consolidated financial statements and related notes of our predecessor company, United States Shipping Master LLC, included elsewhere in this Prospectus. The unaudited pro forma consolidated balance sheet and statement of operations were derived by adjusting the historical financial statements of United States Shipping Master LLC. The adjustments are based on currently available information and certain estimates and assumptions; therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the offering and the other related transactions contemplated, and that the pro forma adjustments give appropriate effect to the assumptions and are properly applied in the unaudited pro forma consolidated financial statements.

        The unaudited pro forma consolidated financial statements do not purport to present the financial position or results of operations of the Partnership had the offering and related transactions to be effected at closing actually been completed at the dates indicated. Moreover, they do not project the Partnership's financial position or results of operations for any future date or period.

U.S. Shipping Partners L.P.
Unaudited Pro Forma Consolidated Balance Sheet
(dollars in thousands)

	June 30, 2004
	Historical United States Shipping Master LLC	Offering and Other Transaction Adjustments		U.S. Shipping Partners L.P. Pro forma
Assets
Current assets
Cash and equivalents	$24,058	$115,500	(A)	$20,591
		(93,750)	(A)
		(159)	(A)
		(1,000)	(A)
		(24,058)	(B)
Accounts receivable	6,902	(6,902)	(B)	—
Prepaid expenses and other current assets	1,709	(46)	(B)	1,663

Total current assets	32,669	(10,415)		22,254

Vessels and equipment, net	206,861	(496	)(B)	206,365
Deferred financing costs, net	6,234	1,000	(A)	3,284
		(3,950	)(D)
Other assets	2,417	(31)	(B)	2,386

Total assets	$248,181	$(13,892)		$234,289

Liabilities and Members'/Partners' Equity
Current liabilities
Current portion of long-term debt	$17,500	$(16,000)	(A)	$1,500
Accounts payable	1,946	1,493	(B)	3,439
Accrued expenses and other liabilities	3,060	(1,449)	(B)	1,611

Total current liabilities	22,506	(15,956)		6,550
Term loan	180,625	(77,750)	(A)	102,875
Advances from Hess	9,929	—		9,929
Other liabilities	18	(18)	(B)	3,838
		3,838	(C)

Total liabilities	213,078	(89,886)		123,192

Members'/partners' equity	34,450	115,500	(A)
		(159	)(A)
		(599)	(B)
		(30,960)	(B)
		(3,838)	(C)
		(3,950)	(D)
General partner				(153)
Limited partners				110,597
Accumulated other comprehensive gain	653	—		653

Total members'/partners' equity	35,103	75,994		111,097

Total liabilities and members'/partners' equity	$248,181	$(13,892)		$234,289

U.S. Shipping Partners L.P.
Unaudited Pro Forma Consolidated Statement of Operations
(dollars in thousands except per unit amounts)

	For the year ended December 31, 2003
	Historical United States Shipping Master LLC	Offering and Other Transaction Adjustments		U.S. Shipping Partners L.P. Pro forma
Voyage revenues	$80,514	$—		$80,514

Vessel operating expenses	33,143	—		33,143
Voyage expenses	9,889	—		9,889
General and administrative expenses	7,153	1,136	(E)	8,289
Depreciation and amortization	17,921	—		17,921

Total operating expenses	68,106	1,136		69,242

Operating income	12,408	(1,136)		11,272
Interest expense, net	10,039	(4,750)	(F)	5,289
Other expense (income), net	(136)	—		(136)

Income before provision (benefit) for income taxes	2,505	3,614		6,119
Provision (benefit) for income taxes	72	(1,376)	(G)	(1,304)

Net income	$2,433	$4,990		$7,423

General partner's interest in net income				$148
Limited partners' interest
Net income				$7,275
Net income per unit (basic and diluted)				$0.57	(H)
Weighted average units outstanding (basic and diluted)				12,759	(H)

U.S. Shipping Partners L.P.
Unaudited Pro Forma Consolidated Statement of Operations
(dollars in thousands except per unit amounts)

	For the six months ended June 30, 2004
	Historical United States Shipping Master LLC	Offering and Other Transaction Adjustments		U.S. Shipping Partners L.P. Pro forma
Voyage revenues	$53,770	$—		$53,770

Vessel operating expenses	20,414	—		20,414
Voyage expenses	9,120	—		9,120
General and administrative expenses	3,502	532	(E)	4,034
Depreciation and amortization	11,521	—		11,521

Total operating expenses	44,557	532		45,089

Operating income	9,213	(532)		8,681
Interest expense, net	5,129	(2,215)	(F)	2,914
Loss on debt extinguishment	3,167			3,167
Other expense (income),net	(107)	—		(107)

Income before provision (benefit)for income taxes	1,024	1,683		2,707
Provision (benefit) for income taxes	43	(489)	(G)	(446)

Net income	$981	$2,172		$3,153

General partner's interest in net income				$63
Limited partners' interest
Net income				$3,090
Net income per unit (basic and diluted)				$0.24	(H)
Weighted average units outstanding (basic and diluted)				12,759	(H)

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 1:    Basis of Presentation, the Offering and Other Transactions

        The historical financial information is derived from the historical consolidated financial statements of our predecessor company, United States Shipping Master LLC and its subsidiaries ("Shipping Master").

        The unaudited pro forma consolidated financial statements adjust the historical consolidated financial statements to reflect the following transactions:

  •
  Contribution of substantially all of the assets and liabilities of Shipping Master to U.S. Shipping Partners L.P. (the "Partnership") or its subsidiaries in exchange for:

  •
  the issuance by the Partnership of 899,968 common units and 6,899,968 subordinated units to Shipping Master;

  •
  the issuance by the Partnership of the 2% general partner interest in the Partnership and the incentive distribution rights to US Shipping General Partner LLC; and

  •
  a distribution of $0.2 million to reimburse Shipping Master for certain capital expenditures made by it related to assets that the Partnership will own after the closing.

  •
  The issuance by the Partnership of 6,000,000 common units to the public at an assumed initial public offering price of $21.25 per common unit resulting in aggregate gross proceeds to the Partnership of $127.5 million.

  •
  The $8.9 million payment of estimated underwriting commissions and structuring fees.

  •
  The repayment of $93.8 million of borrowings under our existing credit facility.

  •
  The provision of $20.5 million of working capital.

  •
  The payment of $1.0 million of costs associated with amending and restating our existing credit facility described in Note 2.

  •
  The payment of $3.1 million of offering expenses.

        After the offering, the Partnership expects to be treated as a partnership for U.S. federal income tax purposes. In order to be treated as a partnership, the Partnership must, among other things, generate at least 90% of its gross income from qualifying sources. After the offering, the Chemical Pioneer and related chartering operations will be in a corporate subsidiary. The majority of the revenue generated by these chartering operations within the corporate subsidiary would not be "qualifying income" within the meaning of section 7704(d) of the Internal Revenue Code, if carried out within the Partnership.

        The unaudited pro forma consolidated financial statements also adjust the historical financial statements to reflect the April 2004 refinancing of certain debt as more fully described in Note 2.

        In addition, subsequent to the offering, the Partnership anticipates incurring incremental general and administrative expenses at an annual rate of approximately $1.7 million. These will include costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agents fees and incremental insurance costs. The unaudited pro forma consolidated financial statements include an adjustment for these estimated incremental costs.

Note 2:    Pro Forma Adjustments and Assumptions

        The unaudited pro forma consolidated financial statements of the Partnership give pro forma effect to (1) the contribution of substantially all of the assets and liabilities of Shipping Master to the Partnership or its subsidiaries, (2) the completion of this offering and use of the net proceeds of the offering and (3) borrowings under our credit facility concurrent with this offering. The unaudited pro forma balance sheet assumes the offering and related transactions occurred as of June 30, 2004. The unaudited pro forma income statement data for the year ended December 31, 2003 and the six months ended June 30, 2004 assume the items listed above occurred as of January 1, 2003.

(A)
Reflects estimated gross proceeds of $127.5 million from the issuance and sale of 6,000,000 common units to the public at an assumed initial public offering price of $21.25 per common unit less estimated underwriting commissions, structuring fees and other offering expenses of $12.0 million. Net proceeds were used as follows:

•
A net $93.8 million repayment of outstanding indebtedness under the amended and restated credit facility;

•
$20.5 million for working capital;

•
$0.2 million distribution to Shipping Master to reimburse Shipping Master for certain capital expenditures made by Shipping Master on behalf of the Partnership; and

•
$1.0 million of costs associated with amending and restating Shipping Master's existing credit facility, which will be assumed by the Partnership.

        Upon application of the net proceeds as described above, $104.4 million will be outstanding under the amended and restated credit facility. Does not reflect the scheduled $4.4 million principal payment made on September 30, 2004.

(B)
Reflects the retention by Shipping Master or its affiliates of the following assets:

•
$24.1 million of cash and $6.9 million of accounts receivable;

•
$46,000 of prepaid expenses and other current assets;

•
$496,000 of equipment and $31,000 of other assets; and

•
$1.4 million of accrued expenses and $18,000 of other liabilities.

  Also reflects assumption by the Partnership of $1.5 million of accounts payable to certain subsidiaries of Shipping Master (not contributed to the Partnership), historically eliminated in consolidation.

(C)
Effect on deferred tax assets and liabilities of changing the structure of one of the subsidiaries to a corporation and the retention by Shipping Master or its affiliates of the corporate subsidiary that currently employs all shore-side employees including senior executives. The corporate subsidiary of the Partnership is expected to be subject to certain income taxes as summarized in (G) below. On a pro forma basis, as of June 30, 2004, the corporate subsidiary has a deferred tax liability based on the net temporary differences between the book and tax bases of assets and liabilities transferred to the corporate subsidiary from the predecessor company. Such temporary differences relate primarily to depreciation of vessels and amortization of capitalized drydocking expenditures.

  The effective rate used in the calculation is 40%, which is the estimated effective tax rate for the federal and state income taxes for such corporate subsidiary.

Estimated temporary differences	$9.6 million
Effective tax rate	40%
Deferred tax liability	$3.8 million
(D)
Reflects the amendment and restatement of Shipping Master's existing credit facility, which will be assumed by the Partnership. The Partnership anticipates expensing certain transaction fees associated with the debt that will be repaid as well as certain other costs incurred in the transaction totalling $4.2 million.

(E)
Represents elimination of management fees of $0.6 million and $0.3 million for the year ended December 31, 2003 and the six months ended June 30, 2004, respectively, paid to an affiliate of Sterling Investment Partners, L.P. under the professional services agreements, which will terminate upon the closing of the offering.

The general and administrative expenses for the year ended December 31, 2003 and the six months ended June 30, 2004 also include an adjustment of approximately $1.7 million and $0.9 million, respectively, of management's estimate of the incremental costs associated with annual and quarterly reports to unitholders, tax return and schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees and incremental insurance costs of being a public company. These amounts represent management's best estimates, which could vary from actual costs.

The general and administrative expenses presented in the financial statements do not include New Jersey filing fees imposed on the Partnership. As these fees are calculated on a per partner basis taking into consideration the relative number of New Jersey resident and nonresident partners, they cannot be estimated prior to the offering. The New Jersey filing fees for the Partnership are limited to a maximum of $250,000 per annum.

(F)
Represents change in interest expense related to repayment of debt and use of proceeds as described in (A) above, including amortization of deferred financing costs that remain after the refinancing described in (A) above. A 1/8% change in interest rates on the variable rate debt would have a pro forma impact of $130,000 on annual interest expense.

(G)
Effect on provision for income taxes resulting from a change in the structure of one of the subsidiaries to a corporation. Income and losses of the Partnership will be included in the income tax returns of its unitholders. The corporate subsidiary will consist of the Chemical Pioneer and the results of operations related thereto. This subsidiary will be subject to federal and state income taxes (estimated effective rate of 40%). The amount represents the provision of income taxes for the periods presented.

(H)
Calculation reflects weighted average units outstanding of 12,758,640, including common units of 4,958,704, issued as part of this offering, representing only those units whose proceeds are being utilized for repayment of debt and related debt repayment costs. Those common units issued in connection with this offering whose proceeds are used for working capital purposes are excluded for the purposes of this calculation. Had those additional 1,041,296 common units been included, the total weighted average units outstanding would have been 13,799,936 and the net income per unit for the year ended December 31, 2003 and the six months ended June 30, 2004 would have been $0.53 and $0.22, respectively.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of
United States Shipping Master LLC

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, changes in members' equity and cash flows present fairly, in all material respects, the financial position of United States Shipping Master LLC and its subsidiaries (the "Company") at December 31, 2002 and 2003, and the results of their operations and their cash flows for the period July 16, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As more fully described in Note 1, the Company restated its previously issued consolidated financial statements as of and for the period ended December 31, 2002.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey

July 29, 2004, except for the last
paragraph of Note 1 as to
which the date is August 9, 2004

United States Shipping Master LLC

Consolidated Balance Sheets

December 31, 2002 and 2003 and June 30, 2004 (unaudited)
(dollars in thousands)

	December 31,
			June 30, 2004
	2002	2003
	(restated)		(unaudited)
Assets
Current assets
Cash and equivalents	$3,226	$8,565	$24,058
Restricted cash	—	502	—
Accounts receivable	3,226	4,443	6,902
Prepaid expenses and other current assets	1,070	1,244	1,709

Total current assets	7,522	14,754	32,669
Vessels and equipment, net	186,912	187,321	206,861
Deferred financing costs, net	3,104	3,231	6,234
Other assets	1,770	1,764	2,417

Total assets	$199,308	$207,070	$248,181

Liabilities and Members' Equity
Current liabilities
Current portion of long-term debt	$24,375	$34,425	$17,500
Accounts payable	1,495	4,730	1,946
Accrued expenses and other liabilities	1,823	2,098	3,060

Total current liabilities	27,693	41,253	22,506
Term loan	100,375	80,950	180,625
Subordinated note	29,000	29,000	—
Advances from Hess	2,054	7,380	9,929
Other liabilities	1,108	763	18

Total liabilities	160,230	159,346	213,078

Commitments and contingencies (Notes 1 and 8)
Members' Equity
Members' equity	40,186	48,469	34,450
Accumulated other comprehensive (loss) gain	(1,108)	(745)	653

Total members' equity	39,078	47,724	35,103

Total liabilities and members' equity	$199,308	$207,070	$248,181

The accompanying notes are an integral part of these consolidated financial statements.

United States Shipping Master LLC

Consolidated Statements of Operations and Comprehensive Income

Period July 16, 2002 (Inception) Through December 31, 2002,
Year Ended December 31, 2003 and Six Months Ended June 30, 2003 (unaudited)
and 2004 (unaudited)
(dollars in thousands)

			Six Months Ended June 30,
	Period Ended December 31, 2002	Year Ended December 31, 2003
			2003	2004
	(restated)		(unaudited)	(unaudited)
Revenues	$19,713	$80,514	$38,884	$53,770

Operating expenses
Vessel operating expenses	7,766	33,143	15,076	20,414
Voyage expenses	2,386	9,889	4,341	9,120
General and administrative expenses	2,184	7,153	2,588	3,502
Depreciation and amortization	5,070	17,921	8,501	11,521

Total operating expenses	17,406	68,106	30,506	44,557

Operating income	2,307	12,408	8,378	9,213
Interest expense	(2,978)	(10,039)	(5,049)	(5,129)
Loss on debt extinguishment	—	—	—	(3,167)
Other income	25	136	63	107

Income (loss) before income taxes	(646)	2,505	3,392	1,024
Provision for income taxes	18	72	25	43

Net income (loss)	(664)	2,433	3,367	981
Other comprehensive income (loss)
Fair market value adjustment of derivatives	(1,108)	363	(488)	1,398

Comprehensive income (loss)	$(1,772)	$2,796	$2,879	$2,379

The accompanying notes are an integral part of these consolidated financial statements.

United States Shipping Master LLC

Consolidated Statements of Changes in Members' Equity

Period July 16, 2002 (Inception) Through December 31, 2002,
Year Ended December 31, 2003 and Six Months Ended June 30, 2004 (unaudited)
(dollars in thousands)

	Members' Equity	Accumulated Other Comprehensive Income (Loss)	Total Members' Equity
Beginning balance	$—	$—	$—
Net (loss) for period of July 16, 2002 through December 31, 2002 (restated)	(664)	—	(664)
Fair market value adjustment of derivatives	—	(1,108)	(1,108)
Member contributions	40,850	—	40,850

Balance at December 31, 2002 (restated)	40,186	(1,108)	39,078
Net income	2,433	—	2,433
Fair market value adjustment of derivatives	—	363	363
Member contributions	5,850	—	5,850

Balance at December 31, 2003	48,469	(745)	47,724
Net income for six months ended June 30, 2004 (unaudited)	981	—	981
Fair market value adjustment of derivatives (unaudited)	—	1,398	1,398
Member distributions (unaudited)	(15,000)	—	(15,000)

Ending balance at June 30, 2004 (unaudited)	$34,450	$653	$35,103

The accompanying notes are an integral part of these consolidated financial statements.

United States Shipping Master LLC

Consolidated Statements of Cash Flows

Period July 16, 2002 (Inception) Through December 31, 2002, Year Ended December 31, 2003 and
Six Months Ended June 30, 2003 (unaudited) and 2004 (unaudited)
(dollars in thousands)

			Six Months Ended June 30,
	Period Ended December 31, 2002	Year Ended December 31, 2003
			2003	2004
	(restated)		(unaudited)	(unaudited)
Cash flows from operating activities
Net income (loss)	$(664)	$2,433	$3,367	$981
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of vessels and equipment, and amortization of drydock and deferred financing	5,233	18,488	8,773	11,947
Deferred income taxes	11	38	—	—
Capitalized dry dock costs	—	(12,448)	—	—
Loss on debt extinguishment	—	—	—	3,167
Changes in assets and liabilities
Accounts receivable	(3,226)	(1,217)	(86)	(2,459)
Prepaid expenses and other current assets	(1,070)	(174)	28	(465)
Other assets	(1,754)	(10)	—	—
Accounts payable	1,495	3,235	501	(2,784)
Accrued expenses and other liabilities	1,796	270	347	962

Net cash provided by operating activities	1,821	10,615	12,930	11,349

Cash flows from investing activities
Proceeds from sale of fixed assets	—	—	—	2,000
Purchase of vessels and equipment	(162,982)	(5,881)	(5,868)	(33,060)
Change in restricted cash	—	(502)	—	502
Advances from Hess	2,054	5,326	2,093	2,549

Net cash (used in) provided by investing activities	(160,928)	(1,057)	(3,775)	(28,009)

Cash flows from financing activities
Member contributions	40,850	5,850	5,850	—
Proceeds from issuance of term loan	130,000	15,000	—	202,500
Repayment of debt	(5,250)	(24,375)	(11,625)	(148,750)
Member distributions	—	—	—	(15,000)
Deferred financing costs	(3,267)	(694)	—	(6,597)

Net cash provided by (used in) financing activities	162,333	(4,219)	(5,775)	32,153

Net increase (decrease) in cash	3,226	5,339	3,380	15,493
Cash, beginning of period	—	3,226	3,226	8,565

Cash, end of period	$3,226	$8,565	$6,606	$24,058

Supplemental disclosure of cash flow information
Cash paid during the year for
Interest	$2,815	$9,472	$4,777	$4,703
Income taxes	2	6	4	9
Supplemental disclosure of noncash investing and financing activities
Purchase of vessels and equipment financed with debt from the Hess	29,000	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

United States Shipping Master LLC

Notes to Consolidated Financial Statements

Period July 16, 2002 (Inception) Through December 31, 2002, Year Ended December 31, 2003 and
Six Months Ended June 30, 2003 (unaudited) and 2004 (unaudited)
(dollars in thousands)

1.     Formation and Nature of Operations

        On May 6, 2003, United States Shipping Master LLC (the "Company") was formed as a Delaware limited liability company ("LLC") for the purpose of consolidating the activities of United States Chemical Shipping LLC ("Chemical") and United States Shipping LLC ("Shipping"). The Company owns and operates eight vessels that provide long-haul marine transportation services between ports in the United States, principally for refined petroleum products and, to a limited extent, petrochemical and commodity chemical products. The vessels operate under the regulatory provisions of the Jones Act.

        Chemical was also formed on May 6, 2003, concurrent with the formation of the Company, to acquire, own and operate specially refined petroleum and chemical product, or parcel, tankers ("Parcel Tankers").

        Shipping, which owns and operates integrated tug barge units ("ITBs") that transport petroleum products, was formed on July 16, 2002 and began activities on September 13, 2002 when it acquired the six ITBs of the Catug Group, a division of Amerada Hess Corporation ("Hess"), pursuant to an asset purchase agreement.

        Under the asset purchase agreement, Shipping acquired certain assets of the Catug Group for an aggregate purchase price, including transaction fees, of approximately $193,000. The acquisition was funded by members' contributions, long-term debt and the issuance of a note payable to the Seller for $29,000. The purchase price was allocated to the ITBs ($191,529), furniture and equipment ($99) and spare parts inventory ($1,733) at their fair values based on an independent valuation. The fair value of the assets exceeded the purchase price; therefore, no goodwill resulted. The difference was allocated to the ITBs proportionately.

Revision of 2002 Financial Statements

        The Company adjusted its previously issued financial statements to record $2,036 of amounts received from Hess as a reduction of the purchase price of the vessels, which previously had been recorded as revenues. As a result, the 2002 financial statements have been restated to reduce revenue from $21,749 (as reported) to $19,713 (as restated), net income from $1,317 (as reported) to a net loss of $664 (as restated), vessels and equipment, net from $188,893 (as reported) to $186,912 (as restated) and members' equity from $42,167 (as reported) to $40,186 (as restated).

2.     Summary of Significant Accounting Principles

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Interim Financial Data

        The interim financial data is unaudited. However, in the opinion of management, the interim financial data as of June 30, 2004 (unaudited) and for the six months ended June 30, 2003 (unaudited) and 2004 (unaudited) includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The results of operations for interim periods are not necessarily indicative of the results of operations to be expected for a full year.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

        The Company earns revenue under contracts of affreightment, spot voyage charters, consecutive voyage charters and time charters. For contracts of affreightment, spot voyage charters and consecutive voyage charters, revenue and voyage expenses are recognized based upon the relative transit time in each period. Although contracts of affreightment, consecutive voyage charters and certain contracts for spot voyage charters may be effective for a period in excess of one year, revenue is recognized on the basis of individual voyages. For time charters, revenue is recognized on a daily basis during the contract period, with expenses recognized as incurred.

Vessels and Equipment

        Vessels and equipment are recorded at cost, including transaction fees where appropriate, and depreciated using the straight-line method as follows: ITBs to their mandatory retirement as required by the Oil Pollution Act of 1990 ("OPA 90"), between 2012 and 2014; and parcel tankers—10 years. Major renewals and betterments of assets are capitalized and depreciated over the remaining useful lives of the assets. Maintenance and repairs that do not improve or extend the useful lives of the assets are expensed as incurred.

Drydocking

        Both domestic and international regulatory bodies require that the petroleum carrying shipping vessels be drydocked for major repair and maintenance every five years and chemical vessels be drydocked twice every five years. In addition, vessels may have to be drydocked in the event of accidents or other unforeseen damage. The Company capitalizes expenditures incurred for drydocking and amortizes these expenditures over 60 months for the ITBs and 30 months for the Parcel Tankers.

Deferred Financing Costs

        Direct costs associated with obtaining long-term financing are deferred and amortized over the terms of the related financing. For the period ended December 31, 2002 and the year ended December 31, 2003 the Company incurred $3,267 and $694, respectively, of deferred financing costs related to the issuance of debt in connection with the acquisition of vessels and equipment. For the period ended December 31, 2002 and the year ended December 31, 2003, amortization expense was $163 and $567, respectively. For the six months ended June 30, 2003 (unaudited) no deferred financing fees were incurred. For the six months ended June 30, 2004 (unaudited) $6,597 of deferred financing costs were incurred. For the six months ended June 30, 2003 (unaudited) and 2004 (unaudited), amortization expense was $272 and $426, respectively. These costs are included in interest expense.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimate relates to the useful lives of the vessels. Actual results could differ from those estimates.

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and trade accounts receivable. The Company maintains its cash on deposit at a financial institution in amounts that, at times, may exceed insurable limits.

        The Company's operations are concentrated in long-haul coastwise marine transportation services, principally for refined petroleum production in the U.S. domestic "coastwise" trade. Events or changes in regulations impacting this industry could have a material impact on the Company's operations.

        With respect to accounts receivable, the Company extends credit based upon an evaluation of a customer's financial condition and generally does not require collateral. The Company does not believe it is exposed to concentrations of credit risk that are likely to have a material adverse effect on its financial position, results of operations or cash flows.

        Voyage revenues and accounts receivable for the Company's three largest customers approximately consisted of the following:

	Voyage Revenues				Accounts Receivable
	December 31,		June 30,		December 31,		June 30,
	2002	2003	2003	2004	2002	2003	2003
			(unaudited)	(unaudited)			(unaudited)
BP	62%	52%	56%	28%	15%	1%	10%
Shell	—%	23%	19%	21%	—%	20%	37%
Hess	22%	15%	16%	14%	45%	26%	29%

        Voyage revenues from Hess do not include payments from Hess under the Hess support agreement. Accounts receivable from Hess include accounts receivable under the Hess support agreement.

Long-Lived Assets

        The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset's net book value, then the asset is deemed to be impaired and written down to its fair value.

Derivative Instruments

        The Company utilizes a derivative financial instrument to reduce interest rate risks. The Company does not hold or issue derivative financial instruments for trading purposes. Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, ("SFAS No. 133") which was amended in June 2000 by SFAS No. 138 and in May 2003 by SFAS No. 149, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows of the asset or liability hedged.

Income Taxes

        As a limited liability company, the Company is treated as a partnership for income tax purposes. Accordingly, the Company is generally not responsible for federal and state taxes, and its profits and losses are passed directly to its members for inclusion in their respective income tax returns. The Company is subject to state franchise tax.

        One of the Company's subsidiaries, USS Vessel Management Inc., is a corporation and is subject to federal, state and local income taxes, which are reflected in these financial statements. Deferred taxes represent the tax effects of differences between the financial reporting and tax bases of the assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. The Company evaluates the recoverability of deferred tax assets and establishes a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. No such allowance was recorded at December 31, 2002 and 2003 and June 30, 2004 (unaudited).

Fair Value of Financial Instruments

        The carrying amount of the Company's financial instruments included in current assets and current liabilities approximates their fair value due to their short-term nature. At December 31, 2002 and 2003 and June 30, 2004 (unaudited), the net book value of long-term debt approximated its fair value.

Reclassification

        Certain prior period amounts have been reclassified to conform to current year presentation.

New Accounting Pronouncements

        SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, was issued in May 2003 and is effective for financial instruments entered into or modified after May 31, 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The Company currently does not have financial instruments with characteristics of both liabilities and equity; therefore, the adoption of this Statement did not have a material impact on the Company's consolidated financial statements.

        Financial Accounting Standards Board Interpretation No. 46 ("FIN 46") Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51, was issued in January 2003 and addresses consolidation by business enterprises of variable interest entities that meet certain characteristics. Based on the provisions of FIN 46, if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities, and results of the activities of the variable interest entity should be included in consolidated financial statements with those of the business enterprise. The Company adopted FIN 46 in fiscal 2004, which resulted in no impact to the consolidated financial statements.

3.     Vessels and Equipment

        Vessels and equipment consists of the following:

	December 31,
			June 30, 2004
	2002	2003
	(restated)		(unaudited)
Vessels	$191,529	$197,171	$228,171
Capitalized drydock expenditures	—	12,448	12,448
Office furniture and equipment	453	693	754

Total vessels and equipment	191,982	210,312	241,373
Less: Accumulated depreciation	5,070	22,991	34,512

Total vessels and equipment, net	$186,912	$187,321	$206,861

        On January 20, 2004, the Company sold a vessel that had been purchased in 2003, the Stolt Spirit, for scrap and received net proceeds of $2,000. There was no gain or loss as a result of this transaction.

4.     Income Taxes

        The components of the provision for income taxes for the period ended December 31, 2002 and for the year ended December 31, 2003 are as follows:

	Period Ended December 31,	Period Ended December 31,
	2002	2003
Current
Federal	$—	$—
State	7	34

	7	34

Deferred
Federal	10	33
State	1	5

	11	38

Provision for income taxes	$18	$72

        The difference between the federal statutory income tax rate of 34% and the effective tax rate is primarily due to income not subject to tax. The majority of the Company's income is derived by single member LLC's, which are disregarded entities for federal tax purposes. In certain state jurisdictions, some of the LLC's are subject to tax as corporations.

	December 31,
	2002	2003
Current deferred tax assets (liabilities)
Prepaid insurance	$(30)	$(33)
Charitable contributions	3	2

	(27)	(31)

Noncurrent deferred tax assets (liabilities)
Capitalized expenses	21	15
Depreciation and amortization	(15)	(40)
Net operating loss carryforward	10	7

	16	(18)

Net deferred tax liability	$(11)	$(49)

        Deferred income tax liabilities are included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

5.     Financing

        On July 16, 2003, Chemical entered into a financing agreement with a bank. The agreement provides for a $15,000 term loan that bears interest at three-month LIBOR (1.14% and 1.16% at December 31, 2003 and March 31, 2004 (unaudited), respectively), plus 5%. Principal and interest is due and payable quarterly. The loan matures on December 31, 2008 and is collateralized by all assets of Chemical including the two Parcel Tankers, the Stolt Spirit, until its sale in January 2004, and the Chemical Pioneer. At December 31, 2003, $14,175 was outstanding under this agreement. The financing agreement contains a restrictive cash "waterfall" that limits Chemical's access to cash receipts unless certain criteria are met. The agreement also requires the restriction of certain cash balances in order to service the debt. The term loan was paid in full in April 2004 (Note 12).

        On September 13, 2002, Shipping entered into a credit facility with a bank, which provides for a line of credit up to $10,000. The credit facility requires a 0.75% annual commitment fee on the sum of the average daily-unused portion of the line of credit amount and 3.50% on outstanding letters of credit. Borrowings bear interest at the bank's prime rate plus 1.75% or LIBOR plus 3.25%. At December 31, 2002 and 2003 and for the six months ended June 30, 2004 (unaudited), there were no borrowings outstanding under the line of credit. The agreement was amended and restated in April 2004 (Note 12).

        In addition, the credit facility provided for a $130,000 term loan that bears interest at blended LIBOR (1.40% and 1.20% at December 31, 2002 and 2003, respectively) plus 3.25%. Principal and interest is due and payable quarterly. The loan matures on September 30, 2008 and is collateralized by all of the ITBs. At December 31, 2002 and 2003, $124,750 and $100,375, respectively, was outstanding under the credit facility. The credit facility contains restrictive covenants, which require adherence to specified financial ratios and minimum levels of tangible net worth, as defined in the agreement. The credit facility was amended and restated in April 2004 (Note 12).

        On September 13, 2002, Shipping entered into a $29,000 note payable agreement with Hess in connection with the asset purchase agreement. The note bears interest at 9.00% through September 2007, and 12.00% thereafter, through the December 2011 maturity date. Interest is due and payable semi-annually. Principal is due in semi-annual installments of $4,833, commencing June 30, 2009 and is due each six-month period thereafter. The note is secured by all of the ITBs and is subordinated to the bank debt. The note was paid in full in April 2004 (Note 12).

        Long-term debt as of December 31, 2003 matures in each of the next five years and thereafter as follows:

Year ended December 31,
2004	$34,425
2005	22,300
2006	18,750
2007	21,400
2008	18,500
Thereafter	29,000

$144,375

6.     Interest Rate Hedging

        During 2002, the Company entered into a contract to hedge the interest rate risk exposure on a portion of the term loan. The contract expires in December 2006. As discussed in Note 5, payments under the term loan are based on blended LIBOR plus 3.25%. To hedge the risk of increasing interest rates, the Company entered into a $62,375 notional principal interest rate swap that effectively converted the floating rate LIBOR-based payments to a fixed rate of 6.40%. At December 31, 2002 and 2003, LIBOR was 1.40% and 1.16%, respectively. The unrealized losses related to the interest rate hedge were $1,108 and $745 as of December 31, 2002 and 2003, respectively. At June 30, 2004 (unaudited), LIBOR was 1.12%. The unrealized gain related to the interest rate hedge was $653 as of June 30, 2004 (unaudited). These amounts are reflected in other comprehensive income (loss) as the Company has designated the contract as a cash flow hedge. In connection with the amendment of the term loan in April 2004 (Note 12) the hedge was redesignated as a cash flow hedge against that amended term loan.

7.     Outstanding Capital

        The Company currently has outstanding five classes of units issued in connection with its formation in May 2003:

  •
  Class A Units—40,800,000 units were issued in May 2003 in exchange for all of the Class A units of Shipping. The Shipping units were issued on September 13, 2002 for $40,800. Each Class A unit has a preferred return of 14% (called a "Preferred Yield") on (i) unreturned capital of such unit from date of issuance plus (ii) the unpaid Preferred Yield.

  •
  Class B Units—5,850,000 units were issued in May 2003 at $1.00 per unit. Each Class B unit has a Preferred Yield of 14% on (i) unreturned capital of such unit from date of issuance plus (ii) the unpaid Preferred Yield.

  •
  Class C Units—4,557,242 units were issued in May 2003 in exchange for 4,557,242 Class C units of Shipping. The Shipping units were issued on September 13, 2002 for $27.

  •
  Class D Units—3,995,607 units were issued in May 2003 in exchange for 3,995,607 Class D units of Shipping. The Shipping units were issued on September 13, 2002 for $23.

  •
  Class E Units—1,032,353 units were granted in May 2003 to certain employees of the Company as a compensation and incentive award. Total compensation expense related to the grant was insignificant.

        Pursuant to an executive's employment agreement, if his employment is terminated by the Company without justifiable cause (as such term is defined in the employment agreement) or by the executive for good reason (as such term is defined in the employment agreement), the executive has the right, exercisable at any time within six months following the date of termination, to require the Company to repurchase all, but not less than all, his interests in the Company. All of his Class A and Class B units and all of his vested Class D units of the Company are to be repurchased at their fair market value (as defined in the employment agreement) and all of his unvested Class D units of the Company are to be repurchased at the lesser of cost or fair market value. The executive owns 2,450,000, 100,000, and 3,995,607 of Class A, B and D units, respectively, at June 30, 2004.

        Based on the distribution and allocation provisions of the LLC agreement, the members' equity at December 31, 2003 and December 31, 2002 was allocated as follows:

	December 31,
	2002	2003
	(restated)
Class A and B units	$39,028	$47,674
Other units	50	50

	$39,078	$47,724

Voting

        Each unit has one vote.

Allocation of Profits, Losses and Distributions

        Allocation of profits, losses and distributions are outlined in the Company's LLC agreement. Generally, profits are allocated first to the Class A and Class B units for the cumulative Preferred Yield, second to the extent of previously allocated losses and then to all units pro rata. Losses are allocated first to the extent of previously allocated profits, second to Class C and Class D units pro rata to the extent of their unreturned capital, third to the Class A and Class B units to the extent of their unreturned capital, and then to all units pro rata. Distributions are made first to Class A and Class B units for the cumulative Preferred Yield and unreturned capital, then to Class C and D to the extent of unreturned capital, and then to all units pro rata.

8.     Hess Support Agreement

        On September 13, 2002, Shipping entered into an agreement (the "Support Agreement") with Hess in which certain daily charter rates were agreed for five years and based upon which support payments would be made by Hess to the Company. For the period ended December 31, 2002, the operations of two ITBs were covered by the Support Agreement for a portion of the year. For the year ended December 31, 2003, four ITBs were covered. Under the terms of the Support Agreement, Hess agreed to pay Shipping for the amount by which Shipping's negotiated third-party contract rates are less than the agreed charter rate. However, in the event that the charter rates Shipping receives on the ITBs are in excess of the Hess support rate, then Shipping must pay such excess amounts to Hess until Shipping has repaid Hess for all prior support payments made by Hess to us, and then Shipping must share 50% of any additional excess amount with Hess. The differences resulting from these rates are calculated on a monthly basis. The net amounts received or paid by Shipping will be considered contingent purchase price until the end of the Support Agreement term (September 2007), at which time the net amount received or paid will be treated as a purchase price adjustment.

        From September 13, 2002 to December 31, 2003, Shipping's third-party contract rates have been less than the agreed charter rates by a cumulative amount of $7,380, which has been classified as advances from Hess. For the six months ended June 30, 2004, advances from Hess under the support agreement were $2,549.

9.     Related Party Transactions

        Hess is one of the Company's significant customers. Voyage revenues earned from transactions with Hess (which does not include amounts under the Support Agreement) for the periods ended December 31, 2002 and 2003 was $6,244 and $12,423, respectively, and for the six months ended June 30, 2003 (unaudited) and 2004 (unaudited), was $6,057 and $7,342, respectively. Accounts receivable due under the Support Agreement were $978 and $1,148 at December 31, 2002 and 2003, respectively, and was $1,320 at June 30, 2004 (unaudited).

        On September 12, 2002, Shipping entered into a three-year agreement with an affiliate of one of the Company's members whereby the affiliate provides certain business advisory and management services, including the assistance with the development of corporate strategy, budgeting and assistance in procuring financing, to the Company for an annual fee of $500. A further agreement was made on May 6, 2003 with the affiliate for similar services for Chemical for an annual fee of $100. As stated in the management agreement, the terms will be automatically renewed on an annual basis subsequent to the initial terms. For the period ended December 31, 2002, and the year ended December 31, 2003, the Company incurred and paid approximately $152 and $564, respectively, for business advisory and management services. For the six months ended June 30, 2003 (unaudited) and 2004 (unaudited), the Company incurred and paid approximately $250 and $318, respectively, for business advisory and management services.

        During 2002, the Company paid approximately $4,100 to a member and an affiliate of a certain member for fees in connection with the closing of the transaction for the acquisition of certain assets of the Catug Group from Hess.

        During 2003, the Company paid approximately $350 to an affiliate of a member for fees in connection with the purchase of the Chemical Pioneer.

        During the period ended December 31, 2002, and based on the provisions of the asset purchase agreement, the Company utilized office space and other administrative services in Hess' office building at no charge for a period of five months.

10.   Commitments and Contingencies

        On October 17, 2002, the Company entered into a six-year operating lease agreement for office space. On November 18, 2003, the Company entered into a five-year operating lease for additional office space at the same location and took possession in May 2004. The Company also leases office equipment under operating lease arrangements. At December 31, 2003, future rental commitments under these noncancelable leases are as follows:

Year ending December 31,
2004	$370
2005	391
2006	391
2007	391
2008	419
Thereafter	71

$2,033

        Rent expense for the period ended December 31, 2002 and for the year ended December 31, 2003 was approximately $12 and $272, respectively. Rent expense for the six months ended June 30, 2003 (unaudited) and 2004 (unaudited) was approximately $122 and $185, respectively.

        The Company has entered into employment agreements with its six executive officers. The employment agreements have an initial term of three to five years that are automatically extended for successive one-year terms unless either party gives 60-days written notice prior to the end of the term that such party desires not to renew the employment agreement. The employment agreements provide for an aggregate base annual salary of $1,495. In addition, each employee is eligible to receive an annual bonus award as determined by the Board of Directors in its sole discretion. If the employee's employment is terminated without cause or if the employee resigns for a good reason, the employee will be paid, for a period equal to the longer of (a) the remaining term of the employee's agreement or (b) one year, a monthly payment equal to one-twelfth of the employee's then annual salary. Additionally, one employment agreement provides that the employee can require the Company to repurchase his equity interest in the Company upon termination of his employment under certain circumstances (Note 7).

        The Company is the subject of various claims and lawsuits in the ordinary course of business for monetary relief arising principally from personal injuries, collisions, and other casualties. Although the outcome of any individual claim or action cannot be predicted with certainty, the Company believes that any adverse outcome, individually or in the aggregate, would be substantially mitigated by applicable insurance and would not have a material adverse effect on the Company's financial position, results of operations or cash flows. The Company is subject to deductibles with respect to its insurance coverage up to $150 per incident and provides on a current basis for estimated payments thereunder.

        The Company's time charters and consecutive voyage charters extend over various periods which expire between 2004 and 2006.

        At December 31, 2003, minimum future charter revenue from vessel charters was as follows:

Year ending December 31,
2004	$49,856
2005	28,533
2006	26,562
2007	—
2008	—
Thereafter	—

Total	$104,951

11.   Employee Benefit Plans

        The Company maintains an employee savings plan under Section 401(k) of the Internal Revenue Code. The plan covers all office employees and allows participants to contribute to the plan a percentage of pre-tax compensation, but not in excess of the maximum allowed under the Internal Revenue Code. At December 31, 2002 and 2003, the plan provided for a 3.00% matching contribution by the Company. In 2004, the Company provides for a 4.00% matching contribution. In 2002 and 2003, the Company made matching contributions of approximately $18 and $92, respectively, to the plan. For the six months ended June 30, 2003 (unaudited) and 2004 (unaudited), the Company made matching contributions of $37 and $60, respectively.

        A significant number of the Company's employees are covered by union sponsored, collectively bargained multi-employer pension plans. The Company contributed and charged to expense $104 and $436 in 2002 and 2003, respectively, for such plans. The Company contributed and charged to expense $172 and $244 for the six months ended June 30, 2003 (unaudited) and 2004 (unaudited), respectively, for such plans. Information from the plan's administrators is not sufficient to permit the Company to determine its share, if any, of unfunded vested benefits.

12.   Subsequent Events

April 13, 2004 Amended and Restated Credit Facility

        On April 13, 2004, the Company entered into an amended and restated credit facility with several banks. The amended and restated credit facility provides for a $202,500 term loan that bears interest at LIBOR plus 2.25% or the prime rate plus an applicable margin. Principal and interest is due and payable quarterly. The loan matures on March 31, 2010, and is collateralized by all of the Company's assets including eight vessels owned by the Company. The amended and restated credit facility contains various financial covenants including certain restrictions on the sale or acquisition of assets and a requirement to adhere to specified financial ratios.

        The amended and restated credit facility provides for a revolving credit facility up to $25,000, with a letter of credit sub-facility of $10,000. The amended and restated credit facility requires a 1% annual commitment fee on the sum of the average daily unused portion of the line of credit amount and 1.75% - 2.25%, depending on certain debt leverage ratios, on any outstanding letters of credit.

Borrowings bear interest at the bank prime rate plus 0.75% to 1.25% or LIBOR plus 1.75% to 2.25%, depending in each case on certain debt leverage ratios.

        In connection with entering into the amended and restated credit facility, the Company expensed $3,167 of financing costs, and capitalized $4,064 of financing costs. This refinance arrangement resulted in full payment of the $14,175 term loan for Chemical, and the $29,000 term loan due to Hess, as well as amending the Shipping line of credit and the Shipping term loan. In addition, a distribution of $15,000 was made to members.

        In connection with the amended and restated credit facility, the Company entered into a second interest rate swap agreement of $54,250 notional principal amount converting a portion of the floating rate LIBOR based payments to a fixed rate of 3.9075%. The expiration of the second swap agreement is December 31, 2008.

Purchase of Assets

        On April 28, 2004, the Company purchased a vessel, the Charleston, for $33,000.

Partnership Formation

        On July 30, 2004, U.S. Shipping Partners L.P. (the "Partnership") was formed to ultimately acquire the business of the Company. It is intended that substantially all of the Company's assets and liabilities will be transferred to the Partnership in exchange for units in the Partnership. This is expected to occur effective with the closing of an initial public offering of common units of the Partnership in the last quarter of 2004. This transfer represents a reorganization of entities under common control and will be recorded at historical cost.

Commitment to Purchase an Articulated Tug Barge ("ATB")

        In August 2004, the Company entered into a fixed price contract for the construction of an ATB, which is scheduled to be delivered in early 2006. The contract price for the ATB is $45.3 million, including an anticipated $0.5 million of company supervision costs. The Company expects to pay $6.9 million during the remainder of 2004, $24.5 million in 2005 and $5.1 million in 2006. The ATB construction contract provides the Company with options to purchase three additional ATBs over the next 24 months at fixed prices, subject to limited exceptions. If the Company does not exercise any of the options, the Company must pay the shipyard an additional $500,000, and if the Company exercises the option only for one additional ATB, the Company must pay the shipyard $125,000.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of
United States Shipping Master LLC

        In our opinion, the accompanying Catug Group (the "Group") (a division of Amerada Hess Corporation) combined statements of operations, owner's net investment and cash flows present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2001 and the period ended September 12, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As described in Note 1, on September 13, 2002, Amerada Hess Corporation sold the six vessels and related equipment of the Group to a third party.

        As more fully described in Note 2, the Group has restated its previously issued combined financial statements for the year ended December 31, 2001.

        As described in Note 4 to the combined financial statements, the Group has substantial transactions and relationships with affiliated entities. Because of these relationships it is possible that the terms are not the same as those that would result from transactions among wholly unrelated parties.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey

August 2, 2004

Catug Group
(A Division of Amerada Hess Corporation)

Combined Statements of Operations

Year Ended December 31, 2001 and Period From January 1, 2002 Through September 12, 2002
(dollars in thousands)

	Year Ended December 31, 2001	Period Ended September 12, 2002
	(restated)
Revenues	$53,250	$44,796

Operating expenses
Vessel operating expenses	39,834	28,368
Voyage expenses	4,110	2,717
General and administrative expenses	3,669	2,676
Depreciation	3,422	2,683

Total operating expenses	51,035	36,444

Income before income taxes	2,215	8,352
Provision for income taxes	784	2,931

Net income	$1,431	$5,421

The accompanying notes are an integral part of these financial statements.

Catug Group
(A Division of Amerada Hess Corporation)

Combined Statements of Owner's Net Investment

Year Ended December 31, 2001 and Period From January 1, 2002 Through September 12, 2002
(dollars in thousands)

Balance at December 31, 2000 (restated)	$38,615
Net income (restated)	1,431
Net intercompany activity with related parties (restated)	(5,950)

Balance at December 31, 2001 (restated)	34,096
Net income for the period of January 1, 2002 through September 12, 2002	5,421
Net intercompany activity with related parties	9,335

Balance at September 12, 2002	$48,852

The accompanying notes are an integral part of these financial statements.

Catug Group
(A Division of Amerada Hess Corporation)

Combined Statements of Cash Flows

Year Ended December 31, 2001 and Period From January 1, 2002 through September 12, 2002
(dollars in thousands)

	Year Ended December 31, 2001	Period Ended September 12, 2002
	(restated)
Cash flows from operating activities
Net income	$1,431	$5,421
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	3,422	2,683
Deferred income taxes	3,983	1,988
Changes in assets and liabilities
Accounts receivable	1,612	(747)
Prepaid expenses and other current assets	(350)	1,625
Accounts payable and other accrued expenses	(1,882)	(2,112)
Deferred revenue	(2,266)	—

Net cash provided by operating activities	5,950	8,858

Cash flows from investing activities
Purchase of vessels and equipment	—	(18,193)

Net cash used in investing activities	—	(18,193)

Cash flows from financing activities
Net advances (to) from related parties	(5,950)	9,335

Net change in cash	—	—
Cash, beginning of year	—	—

Cash, end of year	$—	$—

The accompanying notes are an integral part of these financial statements.

Catug Group
(A Division of Amerada Hess Corporation)

Notes to Combined Financial Statements

December 31, 2001 and Period from January 1, 2002 through September 12, 2002
(dollars in thousands)

1.     Summary of Significant Accounting Policies

Basis of Financial Statements

        The Catug Group (the "Group") of Amerada Hess Corporation is comprised of the following nine corporations and one division: First Tug/Barge Corporation, Second Tug/Barge Corporation, Third Tug/Barge Corporation, Fourth Tug/Barge Corporation, Fifth Tug/Barge Corporation, Sixth Tug/Barge Corporation, Tankoil, Inc., Sheridan Transportation Company, Tug New York Company, and Amerada Hess Corporation—Marine Division.

        Each entity is a direct or indirect wholly-owned subsidiary or division of Amerada Hess Corporation (the "Parent") and is included in the Parent's consolidated financial statements. The Group is an owner and operator of six vessels engaged in Jones Act trade providing primarily petroleum transportation services. A significant portion of the Group's business is transacted with the Parent and its affiliates (Note 4).

        On September 13, 2002, the Parent sold the six vessels and related equipment of the Group to a third party for an aggregate sale price of $190,000.

Principles of Combination

        The combined financial statements include the accounts of the Group. All intragroup transactions have been eliminated.

Revenue Recognition

        The Group recognizes revenue under two types of arrangements: (1) the Group contracts its vessels to clients under time charters based on a daily rate of hire and recognizes revenue as earned on a daily basis during the contract period of the specific vessel; and (2) for spot charter voyages, revenue and related expenses are recognized at the time the vessel has completed discharging its cargo.

Vessels and Equipment

        Vessels and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. The average useful life of the vessel fleet is 12.5 years. Major renewals and betterments of assets are capitalized and depreciated over the remaining useful lives of the assets. Maintenance and repairs that do not improve or extend the useful lives of the assets are expensed as incurred.

Drydock Reserves

        The Group's vessels are required to be recertified by the United States Coast Guard after certain periods of time. The Group maintains a drydock reserve to accrue and expense for estimated drydocking costs over the operating period preceding each scheduled drydocking. These reserves are included in accrued liabilities.

Income Taxes

        The Group is included in the consolidated federal income tax return of the Parent. Different organizational structures could significantly impact the effective tax rate. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. As current income tax amounts are to be ultimately settled through intercompany activity with the Parent, such amounts have been included in the Owner's Net Investment amounts in the accompanying combined financial statements.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to the useful lives of the vessels and the drydock reserves. Actual results could differ from those estimates.

Concentration of Credit Risk

        Financial instruments that potentially subject the Group to concentrations of credit risk are trade accounts receivable. The Group extends credit based upon an evaluation of a customer's financial condition and generally does not require collateral. The Group does not believe it is exposed to concentrations of credit risk that are likely to have a material adverse effect on its financial position, results of operations or cash flows.

        The Group's operations are concentrated in marine transportation services, principally for the petroleum industry in the United States. Events or changes in regulations impacting this industry could have potential impact on the Group's operations.

        For the year ended December 31, 2001 and for the period ended September 12, 2002, two customers accounted for approximately 99% and 95%, respectively, of total revenues. BP accounted for 74% of revenue for both periods and Amerada Hess accounted for 25% and 21% of total revenue at December 31, 2001 and September 12, 2002, respectively.

Long-Lived Assets

        The Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the net book value of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset's carrying value, then the asset is deemed to be impaired and written down to its fair value.

2.     Restatement of 2001 Financial Statements

        The Group has restated its previously issued 2001 financial statements to reflect an adjustment for a previously recorded loss on an operating lease, an adjustment for the rate at which certain deferred income tax assets were recorded, and certain other adjustments.

        In connection with the preparation of the 2002 financial statements, it was determined that a loss reserve for an unfavorable operating lease had been inappropriately recognized in prior years. While the lease terms were considered onerous in relation to the current market conditions, the vessel was not subject to an existing sublease. The impact of the restatement reduced net income for the year ended December 31, 2001 by $4,337 and increased Owner's Net Investment by $16,781 and $10,092 at December 31, 2000 and 2001, respectively. The Group also determined other adjustments were necessary to properly record certain revenue transactions and other operating expenses. The net adjustment of these items increased net income by approximately $214.

        Also in connection with the preparation of the 2002 financial statements, it was determined that certain deferred income tax assets in the Group's previously issued financial statements were incorrectly recorded at a tax rate of 17.5% rather than the statutory rate of 35% and that deferred income tax assets were inappropriately classified as a component of Owner's Net Investment. The impact of the restatement adjustment and the reclassification of the deferred income tax assets, after considering the income tax impact of the other restatement adjustments discussed in the preceding paragraph, reduced net income for the year ended December 31, 2001 by $2,792, increased deferred income tax assets at December 31, 2001 by $23,814, and increased Owners' Net Investment at December 31, 2000 and 2001 by $27,797 and $23,814, respectively.

        The following summarizes the net impact of the restatements described above on the 2001 financial statements:

	As Previously Reported	As Restated
Net income	$8,774	$1,431
Deferred income tax assets	—	23,814
Owner's net investment
Beginning	(5,291)	38,615
Ending	(139)	34,096

3.     Income Taxes

        The components of income tax (benefit) expense were as follows:

	December 31, 2001	September 12, 2002
	(restated)
Current	$(3,199)	$943
Deferred	3,983	1,988

Total	$784	$2,931

        The significant temporary differences that give rise to the net deferred tax assets are differences in the basis of property and equipment and drydock, downtime and engine reserves for income tax and financial reporting purposes.

        The current taxes receivable and payable of the Group which are ultimately settled with its Parent have been included in the owner's net investment amounts in the accompanying combined financial statements.

        A reconciliation of income tax expense, as computed using the federal statutory income tax rate of 35% to the Group's tax provision is as follows:

	December 31, 2001	September 12, 2002
Expected tax at statutory rate	35.0%	35.0%
Nondeductible expenses	0.4%	0.1%

Effective tax rate	35.4%	35.1%

4.     Related Party Transactions

        Following is a summary of material transactions between the Group and its Parent and other affiliates:

	Year Ended December 31, 2001	Period Ended September 12, 2002
Revenues	$13,258	$9,297
Vessel and voyage operating expenses	1,344	981
General and administrative expenses	177	224

        Effective January 1, 2001, the Group entered into service level agreements with its Parent. Under these agreements the Parent provides information systems services, human resources, risk management and other administrative related functions to the Group. The fee charged for these services is based upon estimated level of time expended for human resources, risk management and other administrative functions plus volume-related charges for information systems activities. The fees allocated for these services are reported as general and administrative expenses in the table above and in the accompanying combined statements of operations.

        During the year ended December 31, 2001 and the period ended September 12, 2002, affiliates of the Group provided certain vessel operating expenses which included fuel costs and insurance related to vessel operations.

        The Group is included in the consolidated federal income tax return of the Parent.

5.     Commitments and Contingencies

Operating Lease

        The Group leased a vessel under a noncancelable operating lease through August 2002. The lease primarily provided for minimum rentals. Total lease expense for the year ended December 31, 2001 and the period ended September 12, 2002 were approximately $7,254 and $4,573, respectively.

        In August 2002, the Group purchased this vessel from the lessor for approximately $18,193.

Legal

        The Group is subject to certain legal proceedings and claims arising in connection with its business. It is management's opinion that any and all claims outstanding at September 12, 2002 will not have a material effect on the Group's financial position or results of operations in the period resolved.

Report of Independent Registered Public Accounting Firm

To the Partners of U.S. Shipping Partners L.P.:

        In our opinion, the accompanying balance sheet of U.S. Shipping Partners L.P. (the "Partnership") presents fairly, in all material respects, the financial position of the Partnership at August 9, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
August 9, 2004

U.S. SHIPPING PARTNERS L.P.

BALANCE SHEET
August 9, 2004

Assets
Cash	$2,000

Partners' Equity
Limited Partner	$1,960
General Partner	40

Total partners' equity	$2,000

The accompanying note is an integral part of this balance sheet.

U.S. SHIPPING PARTNERS L.P.

NOTE TO BALANCE SHEET

Note 1.    Nature of Operations

        U.S. Shipping Partners L.P., a Delaware limited partnership (the "Partnership"), was formed on July 30, 2004 to ultimately acquire substantially all of the assets and liabilities of United States Shipping Master LLC and its subsidiaries. US Shipping General Partner LLC, the Partnership's general partner (the "General Partner"), is a wholly-owned subsidiary of United States Shipping Master LLC. The Partnership has adopted a January 1 to December 31 fiscal year. The General Partner contributed $40 and United States Shipping Master LLC contributed $1,960 to the Partnership on August 9, 2004. There have been no other transactions involving the Partnership as of August 9, 2004.

        The Partnership intends to offer 6,000,000 common units representing limited partner interests to the public, pursuant to a public offering. It will concurrently issue to United States Shipping Master LLC 899,968 common units and 6,899,968 subordinated units, representing additional limited partner interests.

Report of Independent Registered Public Accounting Firm

To the Member of US Shipping General Partner LLC

        In our opinion, the accompanying balance sheet of US Shipping General Partner LLC (the "Company") presents fairly, in all material respects, the financial position of the Company at August 9, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
August 9, 2004

US SHIPPING GENERAL PARTNER LLC

BALANCE SHEET
August 9, 2004

Assets
Cash	$960
Investment in U.S. Shipping Partners L.P.	40

Total Assets	$1,000

Member's Equity
Member's equity	$1,000

The accompanying note is an integral part of this balance sheet.

US SHIPPING GENERAL PARTNER LLC

NOTE TO BALANCE SHEET

1.     Nature of Operations

        US Shipping General Partner LLC (the "Company") is a Delaware limited liability company formed on July 29, 2004 to become the general partner of U.S. Shipping Partners L.P. (the "Partnership"). The Company is a wholly owned subsidiary of United States Shipping Master LLC. On August 9, 2004, United States Shipping Master LLC contributed $1,000 to the Company in exchange for a 100% ownership interest. The Company has invested $40 in the Partnership for its 2% general partner interest. There have been no other transactions involving the Company as of August 9, 2004.

APPENDIX A

AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
U.S. SHIPPING PARTNERS L.P.

A-i

A-ii

A-iii

A-iv

AMENDED AND RESTATED AGREEMENT OF LIMITED
PARTNERSHIP OF U.S. SHIPPING PARTNERS L.P.

        THIS AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF U.S. SHIPPING PARTNERS L.P. dated as of                        , 2004, is entered into by and between US Shipping General Partner LLC, a Delaware limited liability company, as the General Partner, and United States Shipping Master LLC, a Delaware limited liability company, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS

        Section 1.1    Definitions.

        The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

        "Accretion Test" has the meaning assigned to such term in Section 5.7(f).

        "Acquisition" means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

        "Additional Book Basis" means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

            (i)  Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

           (ii)  If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided, that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership's Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (ii) to such Book-Down Event).

        "Additional Book Basis Derivative Items" means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership's Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the "Excess Additional Book Basis"), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

        "Additional Limited Partner" means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership.

        "Adjusted Basic Surplus" means, with respect to any period, Basic Surplus generated with respect to such period (a) less (i) any net increase in Working Capital Borrowings with respect to such period and (ii) any net reduction in cash reserves for Operating Expenditures with respect to such period to the extent such reduction does not relate to an Operating Expenditure made with respect to such period, and (b) plus (i) any net decrease in Working Capital Borrowings with respect to such period, and (ii) any net increase in cash reserves for Operating Expenditures with respect to such period to the extent such reserve is required by any debt instrument for the repayment of principal, interest or premium. Adjusted Basic Surplus does not include that portion of Basic Surplus included in clauses (a)(i) and (a)(ii) of the definition of Basic Surplus.

        "Adjusted Capital Account" means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner's Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The "Adjusted Capital Account" of a Partner in respect of a General Partner Interest, a Common Unit, a Class A Subordinated Unit, a Class B Subordinated Unit or an Incentive Distribution Right or any other Partnership Interest shall be the amount which such Adjusted Capital Account would be if such General Partner Interest, Common Unit, Class A Subordinated Unit, Class B Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Class A Subordinated Unit, Class B Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

        "Adjusted Property" means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

        "Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

        "Aggregate Remaining Net Positive Adjustments" means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

        "Agreed Allocation" means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including, without limitation, a Curative Allocation (if appropriate to the context in which the term "Agreed Allocation" is used).

        "Agreed Value" of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner. The General Partner shall use such method as it determines to be appropriate to allocate the aggregate Agreed Value of

Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

        "Agreement" means this Amended and Restated Agreement of Limited Partnership of U.S. Shipping Partners L.P., as it may be amended, supplemented or restated from time to time.

        "Assignee" means a Non-citizen Assignee or a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

        "Associate" means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

        "Available Cash" means, with respect to any Quarter ending prior to the Liquidation Date:

          (a)   the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

          (b)   the amount of any cash reserves established by the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

        Notwithstanding the foregoing, "Available Cash" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

        "Basic Surplus" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

        (a)   the sum of (i) $10 million, (ii) all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date, (iii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending on the last day of such period, other than cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5), (iv) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Basic Surplus with respect to such period resulting from Working Capital Borrowings and (v) the amount of distributions paid on equity issued in connection with the construction of a Capital Improvement or replacement asset and paid during the period beginning on the date that the Partnership enters into a binding obligation to commence construction of such Capital Improvement or replacement asset and ending on the earlier to occur of the date that such Capital Improvement or replacement asset Commences Commercial Service or the date that it is abandoned or disposed of (equity issued to fund the construction period interest payments on debt incurred, or construction period distributions on equity issued, to finance the construction of a Capital Improvement or replacement asset shall also be deemed to be equity issued to finance the construction of a Capital Improvement or replacement asset for purposes of this clause (v)), less

        (b)   the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period and (ii) the amount of cash reserves established by the General Partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Basic Surplus, within such period if the General Partner so determines.

        "Board of Directors" means the board of directors or managers of a corporation or limited liability company, as applicable, or if a limited partnership, the board of directors or board of managers of the general partner of such limited partnership.

        "Book Basis Derivative Items" means any item of income, deduction, gain or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

        "Book-Down Event" means an event that triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

        "Book-Tax Disparity" means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner's share of the Partnership's Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner's Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

        "Book-Up Event" means an event that triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

        "Business Day" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of New York shall not be regarded as a Business Day.

        "Capital Account" means the capital account maintained for a Partner pursuant to Section 5.5. The "Capital Account" of a Partner in respect of a General Partner Interest, a Common Unit, a Class A Subordinated Unit, a Class B Subordinated Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount which such Capital Account would be if such General Partner Interest, Common Unit, Class A Subordinated Unit, Class B Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Class A Subordinated Unit, Class B Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

        "Capital Contribution" means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership.

        "Capital Improvement" means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the construction of new, capital assets (including, without limitation, tank barges, tugs, tankers, and related assets), in each case if such addition, improvement, acquisition or construction is made to increase the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

        "Capital Surplus" has the meaning assigned to such term in Section 6.3(a).

        "Carrying Value" means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners' and Assignees' Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

        "Cause" means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as a general partner of the Partnership.

        "Certificate" means a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

        "Certificate of Limited Partnership" means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

        "Citizenship Certification" means a properly completed certificate in such form as may be specified by the General Partner by which an Assignee or a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

        "Claim" (as used in Section 7.12(c)) has the meaning assigned to such term in Section 7.12(c).

        "Class A Subordinated Units" means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees, and having rights and obligations specified with respect to the Class A Subordinated Units.

        "Class A Subordination Period" means the period commencing on the Closing Date and ending on the first to occur of the following dates:

          (a)   the first day of any Quarter beginning after December 31, 2009 in respect of which (i) (A) distributions of Available Cash from Basic Surplus on each of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods and (B) the Adjusted Basic Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest, during such periods and (ii) there are no Cumulative Common Unit Arrearages; and

          (b)   the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal.

        For purposes of determining whether the test in subclause (a)(i)(B) above has been satisfied, Adjusted Basic Surplus will be adjusted upwards or downwards if the Conflicts Committee determines in good faith that the amount of estimated maintenance capital expenditures used in the determination of Adjusted Basic Surplus in subclause (a)(i)(B) was materially incorrect, based on circumstances prevailing at the time of original determination of estimated maintenance capital expenditures, for any one or more of the preceding three four-Quarter periods.

        "Class B Subordinated Units" means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees, and having rights and obligations specified with respect to the Class B Subordinated Units.

        "Class B Subordination Period" means the period commencing on the Closing Date and ending on the first to occur of the following dates:

          (a)   the first day of any Quarter beginning after December 31, 2010 in respect of which (i) (A) distributions of Available Cash from Basic Surplus on each of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods and (B) the Adjusted Basic Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest, during such periods and (ii) there are no Cumulative Common Unit Arrearages; and

          (b)   the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal.

        For purposes of determining whether the test in subclause (a)(i)(B) above has been satisfied, Adjusted Basic Surplus will be adjusted upwards or downwards if the Conflicts Committee determines in good faith that the amount of estimated maintenance capital expenditures used in the determination of Adjusted Basic Surplus in subclause (a)(i)(B) was materially incorrect, based on circumstances prevailing at the time of original determination of estimated maintenance capital expenditures, for any one or more of the preceding three four-Quarter periods.

        "Closing Date" means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

        "Closing Price" has the meaning assigned to such term in Section 15.1(a).

        "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

        "Combined Interest" has the meaning assigned to such term in Section 11.3(a).

        "Commences Commercial Service" and "Commenced Commercial Service" shall mean the date a Capital Improvement is first put into service following completion of construction and testing.

        "Commission" means the United States Securities and Exchange Commission.

        "Common Unit" means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees, and having the rights and obligations specified with respect to Common Units in this Agreement. The term "Common Unit" does not refer to a Class A Subordinated Unit or a Class B Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

        "Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Periods, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

        "Conflicts Committee" means a committee of the Board of Directors of the General Partner composed entirely of two or more directors who are not (a) security holders, officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner or (c) holders of any ownership interest in the Partnership Group other than Common Units and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed.

        "Contributed Property" means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

        "Contribution Agreement" means that certain Contribution, Conveyance and Assumption Agreement, dated as of the Closing Date, among the General Partner, the Partnership, the Operating Company, Shipping Master and the other parties named therein, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

        "Cumulative Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Periods ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

        "Curative Allocation" means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

        "Current Market Price" has the meaning assigned to such term in Section 15.1(a).

        "Delaware Act" means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

        "Departing Partner" means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

        "Depositary" means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

        "Economic Risk of Loss" has the meaning set forth in Treasury Regulation Section 1.752-2(a).

        "Eligible Citizen" means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner or Assignee does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

        "Estimated Incremental Quarterly Tax Amount" has the meaning assigned to such term in Section 6.9.

        "Estimated Maintenance Capital Expenditures" means an estimate made in good faith by the Board of Directors of the General Partner (with the concurrence of the Conflicts Committee) of the average quarterly Maintenance Capital Expenditures that the Partnership will incur over the long term. The Board of Directors of the General Partner (with the concurrence of the Conflicts Committee) will be permitted to make such estimate in any manner it determines reasonable. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of Maintenance Capital Expenditures on a long-term basis. The Partnership shall disclose to its Partners any change in the amount of Estimated Maintenance Capital Expenditures in its reports made in accordance with Section 8.3 to the extent not previously disclosed. Except as provided in the definition of Class A Subordination Period and Class B Subordination Period, any adjustments to Estimated Maintenance Capital Expenditures shall be prospective only.

        "Excess Units" has the meaning assigned to such term in Section 4.10(d).

        "Expansion Capital Expenditures" means cash expenditures for Acquisitions or Capital Improvements. Expansion Capital Expenditures shall not include Maintenance Capital Expenditures. Expansion Capital Expenditures shall include interest (and related fees) on debt incurred and distributions on equity incurred, in each case, to finance the construction of a Capital Improvement and paid during the period beginning on the date that the Partnership enters into a Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service or the date that such Capital Improvement is abandoned or disposed of. Debt incurred or equity issued to fund such construction period interest payments or such construction period distributions on equity paid during such period, shall also be deemed to be debt or equity, as the case may be, incurred to finance the construction of a Capital Improvement.

        "Event of Withdrawal" has the meaning assigned to such term in Section 11.1(a).

        "Final Subordinated Units" has the meaning assigned to such term in Section 6.1(d)(x).

        "First Liquidation Target Amount" has the meaning assigned to such term in Section 6.1(c)(i)(D).

        "First Target Distribution" means $0.50 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2004, it means the product of $0.50 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

        "Fully Diluted Basis" means, when calculating the number of Outstanding Units for any period, a basis that includes, in addition to the Outstanding Units, all Partnership Securities and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (a) that are convertible into or exercisable or exchangeable for Units that are senior to or pari passu with the Class B Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, that for purposes of determining the number of Outstanding Units on a Fully Diluted Basis when calculating whether the Class A Subordination Period or Class B Subordination Period has ended or the Class A Subordinated Units or Class B Subordinated Units are entitled to convert into Common Units pursuant to Section 5.8, such Partnership Securities, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

        "General Partner" means US Shipping General Partner LLC, a Delaware limited liability company, and its successors and permitted assigns as general partner of the Partnership.

        "General Partner Interest" means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) which may be evidenced by Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

        "Group" means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

        "Group Member" means a member of the Partnership Group.

        "Group Member Agreement" means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

        "Holder" as used in Section 7.12, has the meaning assigned to such term in Section 7.12(a).

        "Incentive Distribution Right" means a non-voting Limited Partner Interest issued to the General Partner, which Partnership Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

        "Incentive Distributions" means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(a)(v), (vi) and (vii) and 6.4(b)(iii), (iv) and (v).

        "Indemnified Persons" has the meaning assigned to such term in Section 7.12(c).

        "Indemnitee" means (a) the General Partner, (b) any Departing Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing Partner, (d) any Person who is or was a member, partner, director, officer, fiduciary or trustee of any Person which any of the preceding clauses of this definition describes, (e) any Person who is or was serving at the request of the General Partner or any Departing Partner or any Affiliate of the General Partner or any Departing Partner as an officer, director, member, partner, fiduciary or trustee of another Person, provided that that Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, and (f) any Person the General Partner designates as an "Indemnitee" for purposes of this Agreement.

        "Initial Common Units" means the Common Units sold in the Initial Offering.

        "Initial Limited Partners" means Shipping Master and the General Partner (with respect to the Incentive Distribution Rights received by it pursuant to Section 5.2), and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

        "Initial Offering" means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

        "Initial Unit Price" means (a) with respect to the Common Units, the Class A Subordinated Units and the Class B Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

        "Interim Capital Transactions" means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings, the Tax Payment Loan and other than for items purchased on open account in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) sales of equity interests of any Group Member (including the Common Units sold to the Underwriters pursuant to the exercise of the Over-Allotment Option); and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements.

        "Issue Price" means the price at which a Unit is purchased from the Partnership, excluding any sales commission or underwriting discount charged to the Partnership.

        "Limited Partner" means, unless the context otherwise requires, (a) the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each Substituted Limited Partner, each Additional Limited Partner and any Departing Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3 or (b) solely for purposes of Articles V, VI, VII and IX, each Assignee; provided, however, that when the term "Limited Partner" is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

        "Limited Partner Interest" means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units, Class A Subordinated Units, Class B Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement; provided, however, that when the term "Limited Partner Interest" is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

        "Liquidation Date" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to reconstitute the Partnership and continue its business has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

        "Liquidator" means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

        "Maritime Laws" has the meaning assigned to such term in Section 4.10(a).

        "Maintenance Capital Expenditures" means cash expenditures (including expenditures for the addition or improvement to the capital assets owned by any Group Member or for the acquisition of existing, or the construction of new, capital assets) if such expenditure is made to maintain, including over the long term, the operating capacity of the capital assets of the Partnership Group, as such assets existed at the time of the expenditure. Maintenance Capital Expenditures shall not include Expansion Capital Expenditures. Maintenance Capital Expenditures shall include interest (and related fees) on debt incurred and distributions on equity incurred, in each case, to finance the construction of a replacement asset and paid during the period beginning on the date that the Partnership enters into a binding obligation to commence constructing a replacement asset and ending on the earlier to occur of the date that such replacement asset Commences Commercial Service or the date that such replacement asset is abandoned or disposed of. Debt incurred to pay or equity issued to fund construction period interest payments, or such construction period distributions on equity, shall also be deemed to be debt or equity, as the case may be, incurred to finance the construction of a replacement asset.

        "Merger Agreement" has the meaning assigned to such term in Section 14.1.

        "Minimum Quarterly Distribution" means $0.45 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on December 31, 2004, it means the product of $0.45 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

        "National Securities Exchange" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute, or the Nasdaq Stock Market or any successor thereto.

        "Net Agreed Value" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

        "Net Income" means, for any taxable year, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

        "Net Loss" means, for any taxable year, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

        "Net Positive Adjustments" means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

        "Net Termination Gain" means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

        "Net Termination Loss" means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

        "Non-citizen Assignee" means a Person whom the General Partner has determined does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the Substituted Limited Partner, pursuant to Section 4.9.

        "Nonrecourse Built-in Gain" means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

        "Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

        "Nonrecourse Liability" has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

        "Non-U.S. Citizen" has the meaning assigned to such term in Section 4.10(h)(iii) for the purposes stated in Section 4.10(h).

        "Non-U.S. Citizen Redemption Price" has the meaning assigned to such term in Section 4.10(e).

        "Notice of Election to Purchase" has the meaning assigned to such term in Section 15.1(b).

        "Omnibus Agreement" means that Omnibus Agreement, dated as of the Closing Date, among Shipping Master, the General Partner, the Partnership, and the Operating Company.

        "Operating Company" means U.S. Shipping Operating LLC, a Delaware limited liability company, and any successors thereto.

        "Operating Company Agreement" means the Limited Liability Company Agreement of the Operating Company, as it may be amended, supplemented or restated from time to time.

        "Operating Expenditures" means all Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partner, repayment of Working Capital Borrowings and Tax Payment Loan, debt service payments and capital expenditures, subject to the following:

          (a)   Payments (including prepayments) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

          (b)   Operating Expenditures shall not include (i) Expansion Capital Expenditures or actual Maintenance Expenditures, but shall include Estimated Maintenance Capital Expenditures, (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to Partners.

        Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the General Partner, with the concurrence of the Conflicts Committee, shall determine the allocation between the amounts paid for each and, with respect to the part of such capital expenditures made for other purposes, the period over which the capital expenditures made for other purposes will be deducted as an Operating Expenditure in calculating Basic Surplus.

        Notwithstanding the foregoing, "Basic Surplus" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

        "Opinion of Counsel" means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

        "Option Closing Date" means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

        "Organizational Limited Partner" means Shipping Master in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

        "Outstanding" means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership's books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of any Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Common Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply (i) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) to any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the board of directors of the General Partner.

        "Over-Allotment Option" means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

        "Own" and "Owner" have the meanings assigned to such terms in Section 4.10(h)(i) for the purposes stated in Section 4.10(h).

        "Parity Units" means Common Units and all other Units of any other class or series that have the right (i) to receive distributions of Available Cash from Basic Surplus pursuant to each of subclauses (a)(i) and (a)(ii) of Section 6.4 in the same order of priority with respect to the participation of Common Units in such distributions or (ii) to participate in allocations of Net Termination Gain pursuant to Section 6.1(c)(i)(B) in the same order of priority with the Common Units, in each case regardless of whether the amounts or value so distributed or allocated on each Parity Unit equals the amount or value so distributed or allocated on each Common Unit. Units whose participation in such (i) distributions of Available Cash from Basic Surplus and (ii) allocations of Net Termination Gain are subordinate in order of priority to such distributions and allocations on Common Units shall not constitute Parity Units even if such Units are convertible under certain circumstances into Common Units or Parity Units.

        "Partner Nonrecourse Debt" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

        "Partner Nonrecourse Debt Minimum Gain" has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

        "Partner Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

        "Partners" means the General Partner and the Limited Partners.

        "Partnership" means U.S. Shipping Partners L.P., a Delaware limited partnership, and any successors thereto.

        "Partnership Group" means the Partnership and its Subsidiaries treated as a single consolidated entity.

        "Partnership Interest" means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

        "Partnership Minimum Gain" means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

        "Partnership Security" means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including without limitation, Common Units, Class A Subordinated Units, Class B Subordinated Units and Incentive Distribution Rights.

        "Percentage Interest" means as of any date of determination (a) as to the General Partner (in its capacity as General Partner without reference to any Limited Partner Interests held by it), 2.0%, (b) as to any Unitholder or Assignee holding Units, the product obtained by multiplying (i) 98% less the percentage applicable to paragraph (c) by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder or Assignee by (B) the total number of all Outstanding Units, and (c) as to the holders of additional Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

        "Permitted Percentage" has the meaning assigned to such term in Section 4.10(h)(iv) for the purposes stated in Section 4.10(h).

        "Person" means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, governmental agency or political subdivision thereof or other entity.

        "Per Unit Capital Amount" means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

        "Pro Rata" means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when modifying Partners and Assignees, apportioned among all Partners and Assignees in accordance with their relative Percentage Interests and (c) when modifying holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

        "Purchase Date" means the date determined by the General Partner as the date for purchase of all Outstanding Units of a certain class (other than Units owned by the General Partner and its Affiliates) pursuant to Article XV.

        "Quarter" means, unless the context requires otherwise, a fiscal quarter, or, with respect to the first fiscal quarter after the Closing Date, the portion of such fiscal quarter after the Closing Date, of the Partnership.

        "Recapture Income" means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

        "Record Date" means the date established by the General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

        "Record Holder" means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Securities, the Person in whose name any such other Partnership Security is registered on the books that the General Partner has caused to be kept as of the opening of business on such Business Day.

        "Redeemable Interests" means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.9.

        "Registration Statement" means the Registration Statement on Form S-1 (Registration No. 333-118141) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

        "Remaining Basket Amount" has the meaning assigned to such term in Section 5.7(f).

        "Remaining Net Positive Adjustments" means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units, Class A Subordinated Units or Class B Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units, Class A Subordinated Units or Class B Subordinated Units as of the end of such period over (b) the sum of those Partners' Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Interest), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner's Share of Additional Book Basis Derivative Items with respect to the General Partner Interest for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

        "Required Allocations" means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and (b) any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iv), 6.1(d)(vii) or 6.1(d)(ix).

        "Residual Gain" or "Residual Loss" means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.

        "Restricted Business" has the meaning assigned to such term in the Omnibus Agreement.

        "Second Liquidation Target Amount" has the meaning assigned to such term in Section 6.1(c)(i)(E).

        "Second Target Distribution" means $0.575 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2004, it means the product of $0.575 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

        "Securities Act" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

        "Share of Additional Book Basis Derivative Items" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units, Class A Subordinated Units or Class B Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Interest), the amount that bears the same ratio to such additional Book Basis Derivative Items as the General Partner's Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

        "Shipping Master" means United States Shipping Master LLC, a Delaware limited liability company, and any successors thereto.

        "Special Approval" means approval by a majority of the members of the Conflicts Committee.

        "Subordinated Unit" means a Class A Subordinated Unit or a Class B Subordinated Unit. The term "Subordinated Unit" as used herein does not include a Common Unit or Parity Unit. A Subordinated Unit that is convertible into a Common Unit or a Parity Unit shall not constitute a Common Unit or Parity Unit until such conversion occurs.

        "Subordination Period" means the Class A Subordination Period or the Class B Subordination Period, as applicable.

        "Subsidiary" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such

Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

        "Substituted Limited Partner" means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.

        "Surviving Business Entity" has the meaning assigned to such term in Section 14.2(b).

        "Tax Payment Loan" has the meaning assigned to such term in the Omnibus Agreement.

        "Third Liquidation Target Amount" has the meaning assigned to such term in Section 6.1(c)(i)(F).

        "Third Target Distribution" means $0.70 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2004, it means the product of $0.70 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

        "Trading Day" has the meaning assigned to such term in Section 15.1(a).

        "Transfer" has the meaning assigned to such term in Section 4.4(a).

        "Transfer Agent" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided, that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.

        "Transfer Application" means an application and agreement for transfer of Units in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

        "Underwriter" means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

        "Underwriting Agreement" means the Underwriting Agreement dated                        , 2004 among the Underwriters, the Partnership, the General Partner, the Operating Company and Shipping Master, providing for the purchase of Common Units by such Underwriters.

        "Unit" means a Partnership Security that is designated as a "Unit" and shall include Common Units and Subordinated Units but shall not include (i) a General Partner Interest or (ii) Incentive Distribution Rights.

        "Unitholders" means the holders of Common Units and Subordinated Units.

        "Unit Majority" means, during the Class A Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) voting as a class and at least a majority of the Outstanding Class A Subordinated Units and Class B Subordinated Units voting as a single class, and after the end of the Class A Subordination Period, at least a majority of the Outstanding Units.

        "Unit Register" means the register of the Partnership for the registration and transfer of Limited Partnership Interests as provided in Section 4.5.

        "Unpaid MQD" has the meaning assigned to such term in Section 6.1(c)(i)(B).

        "Unrealized Gain" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

        "Unrealized Loss" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

        "Unrecovered Capital" means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

        "U.S. Citizen" has the meaning assigned to such term in Section 4.10(h)(ii) for the purposes stated in Section 4.10(h).

        "U.S. GAAP" means United States generally accepted accounting principles consistently applied.

        "Withdrawal Opinion of Counsel" has the meaning assigned to such term in Section 11.1(b).

        "Working Capital Borrowings" means borrowings used solely for working capital purposes or to pay distributions to Partners made pursuant to a credit facility or other arrangement to the extent such borrowings are required to be reduced to a relatively small amount each year (or for the year in which the Initial Offering is consummated, the 12-month period beginning on the Closing Date) for an economically meaningful period of time.

Section 1.2    Construction.

        Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) the term "include" or "includes" means includes, without limitation, and "including" means including, without limitation.

ARTICLE II

ORGANIZATION

Section 2.1    Formation.

        The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of U.S. Shipping Partners L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

Section 2.2    Name.

        The name of the Partnership shall be "U.S. Shipping Partners L.P." The Partnership's business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words "Limited Partnership," "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3    Registered Office; Registered Agent; Principal Office; Other Offices

        Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 2711 Centerville Rd., Suite 400, Wilmington, Delaware 19808, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be Corporation Service Company. The principal office of the Partnership shall be located at 399 Thornall Street, 8th Floor, Edison, New Jersey 08837 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be 399 Thornall Street, 8th Floor, Edison, New Jersey 08837 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4    Purpose and Business.

        The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. The General Partner shall have no duty or obligation to propose or approve, and may decline to propose or approve, the conduct by the Partnership of any business free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation.

Section 2.5    Powers.

        The Partnership shall be empowered to do any and all acts and things necessary and appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6    Power of Attorney.

        (a)   Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

            (i)  execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator determines to be necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Partnership pursuant to Article XIV; and

           (ii)  execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

        (b)   The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner's or Assignee's Partnership Interest and shall extend to such Limited Partner's or Assignee's heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator determines to be necessary or appropriate to effectuate this Agreement and the purposes of the Partnership.

Section 2.7    Term.

        The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.8    Title to Partnership Assets.

        Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1    Limitation of Liability.

        The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2    Management of Business.

        No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

Section 3.3    Outside Activities of the Limited Partners.

        Subject to the provisions of Section 7.5 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

Section 3.4    Rights of Limited Partners.

        (a)   In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a Limited Partner in the Partnership, upon reasonable written demand and at such Limited Partner's own expense:

            (i)  promptly after becoming available, to obtain a copy of the Partnership's federal, state and local income tax returns for each year;

           (ii)  to have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

          (iii)  to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner;

          (iv)  to have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

           (v)  to obtain true and full information regarding the status of the business and financial condition of the Partnership Group; and

          (vi)  to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

        (b)   The General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP
INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1    Certificates.

        Upon the Partnership's issuance of Common Units, Class A Subordinated Units or Class B Subordinated Units to any Person, the Partnership shall issue, upon the request of such Person, one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition, (a) upon the General Partner's request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its interests in the Partnership and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units, Class A Subordinated Units or Class B Subordinated Units, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units, Class A Subordinated Units or Class B

Subordinated Units. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President or Vice President and the Chief Financial Officer or the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.7(b), the Partners holding Certificates evidencing Class A Subordinated Units or Class B Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Class A Subordinated Units or Class B Subordinated Units are converted into Common Units pursuant to the terms of Section 5.8.

Section 4.2    Mutilated, Destroyed, Lost or Stolen Certificates.

        (a)   If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

        (b)   The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

            (i)  makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

           (ii)  requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

          (iii)  if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

          (iv)  satisfies any other reasonable requirements imposed by the General Partner.

        If a Limited Partner or Assignee fails to notify the General Partner within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

        (c)   As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3    Record Holders.

        The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

Section 4.4    Transfer Generally.

        (a)   The term "transfer," when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its General Partner Interest to another Person or by which a holder of Incentive Distribution Rights assigns its Incentive Distribution Rights to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest (other than an Incentive Distribution Right) assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

        (b)   No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

        (c)   Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of the General Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in the General Partner.

Section 4.5    Registration and Transfer of Limited Partner Interests.

        (a)   The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

        (b)   Except as otherwise provided in Section 4.9 and subject to Section 4.10, the General Partner shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application and citizenship certification duly executed by the transferee (or the transferee's attorney-in-fact duly authorized in writing). No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this

Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

        (c)   Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

        (d)   Until admitted as a Substituted Limited Partner pursuant to Section 10.2, the Record Holder of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

        (e)   Subject to Section 4.10, a transferee of a Limited Partner Interest who has completed and delivered a Transfer Application and citizenship certification shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.

        (f)    Subject to Section 4.10, the General Partner and its Affiliates shall have the right at any time to transfer their Class A Subordinated Units, Class B Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons who are U.S. Citizens.

Section 4.6    Transfer of the General Partner's General Partner Interest.

        (a)   Subject to Section 4.6(c) below, prior to December 31, 2014, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person.

        (b)   Subject to Section 4.6(c) below, on or after December 31, 2014, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

        (c)   Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee is a U.S. Citizen, (ii) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (iii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any limited partner or member of any other Group Member or cause the Partnership or any other Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iv) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7    Transfer of Incentive Distribution Rights.

        Prior to December 31, 2014, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders to (a) an Affiliate of such holder (other than an individual) or (b) another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person or (ii) the transfer by such holder of all or substantially all of its assets to such other Person. Any other transfer of the Incentive Distribution Rights prior to December 31, 2014 shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after December 31, 2014, the General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement.

Section 4.8    Restrictions on Transfers.

        (a)   Except as provided in Section 4.8(d) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership or any Group Member under the laws of the jurisdiction of its formation, (iii) cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) or (iv) cause the Partnership to violate the provisions of Section 4.10.

        (b)   The General Partner may impose restrictions on the transfer of Partnership Interests if it receives an Opinion of Counsel that such restrictions are necessary to avoid a significant risk of any Group Member becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes. The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

        (c)   The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b).

        (d)   Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed for trading.

Section 4.9    Cancellation or Forfeiture of Property Under Non-Maritime Law; Redemption of Non-citizen Assignees.

        (a)   If any Group Member is or becomes subject to any federal, state or local law or regulation (other than Maritime Law) that the General Partner determines would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner or Assignee (other than under any Maritime Law), the General Partner may request any Limited Partner or Assignee to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner or Assignee is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner or Assignee fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership Interests owned by such Limited Partner or Assignee shall be subject to redemption in accordance with the provisions of Section 4.9(e). In addition, the General Partner may require that the status of any such Partner or Assignee be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of the Non-citizen Assignee's Limited Partner Interests.

        (b)   The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including without limitation the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

        (c)   Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee's share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

        (d)   At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request admission as a Substituted Limited Partner with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.9(e), and upon his admission pursuant to Section 10.2, the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee's Limited Partner Interests.

        (e)   If at any time a Limited Partner or Assignee fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.9(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership may, unless the Limited Partner or Assignee establishes to the satisfaction of the General Partner that such Limited Partner or Assignee is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Limited Partner or Assignee as follows:

            (i)  The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner or Assignee, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

           (ii)  The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

          (iii)  Upon surrender by or on behalf of the Limited Partner or Assignee, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner or Assignee or his duly authorized representative shall be entitled to receive the payment therefor.

          (iv)  After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

        (f)    The provisions of Sections 4.9(e) through (h) shall also be applicable to Limited Partner Interests held by a Limited Partner or Assignee as nominee of a Person determined to be other than an Eligible Citizen.

        (g)   Nothing in Sections 4.9(e) or 4.9(f) or this Section 4.9(g) shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner in a Citizenship Certification delivered in connection with the Transfer Application that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

        (h)   This Section 4.9 shall not apply to the determination of whether a Person is a U.S. Citizen under applicable Maritime Law or to the treatment of any such Person under this Agreement in the event that it is determined that such Person is a Non-U.S. Citizen under applicable Maritime Law. Section 4.10 shall control for purposes of any such determination or treatment.

Section 4.10    Foreign Ownership of Units.

        (a)    In General.    It is the policy of the Partnership that Non-U.S. Citizens should Own, individually or in the aggregate, no more than the Permitted Percentage of the Units. If at any time Non-U.S. Citizens, individually or in the aggregate, become the Owners of more than the Permitted Percentage of the Units, then the Partnership shall have the power to take the actions prescribed in subparagraphs (c), (d) and (e) of this Section 4.10. The provisions of this Section 4.10 are intended to assure that the Partnership remains in continuous compliance with the citizenship requirements of the Merchant Marine Act of 1936, as amended, and the Shipping Act of 1916, as amended, for purposes of owning and operating the vessels in the U.S. coastwise trade (collectively, the "Maritime Laws") and the regulations promulgated thereunder. Any amendments to the Maritime Laws or the regulations relating to the citizenship of U.S. vessel owners or operators of coastwise trade vessels are deemed to be incorporated herein by reference.

        (b)    Dual Unit Certificate System.    To implement the policy set forth in subparagraph (a) hereof, the Partnership may institute a Dual Unit Certificate System such that (i) each Unit Certificate representing Units that are Owned by a U.S. Citizen shall be marked "U.S. Citizen" and each Unit Certificate representing Units that are Owned by a Non-U.S. Citizen shall be marked "Non-U.S. Citizen," but with all such Unit Certificates to be identical in all other respects and to comply with all provisions of the Delaware Act; (ii) to the extent necessary to enable the Partnership to submit any proof of citizenship required by law or by contract with the United States government (or any agency thereof), the Partnership may require the Record Holders and the Owners of such Units to confirm their citizenship status from time to time, and voting rights and distributions payable with respect to Units held by such Record Holder or Owned by such Owner may, in the discretion of the General

Partner, be withheld until confirmation of such citizenship status is received; and (iii) the Unit Register of the Partnership shall be maintained in such manner as to enable the percentage of Units that is Owned by Non-U.S. Citizens and by U.S. Citizens to be confirmed. The General Partner is authorized to take such other ministerial actions or make such interpretations as it may deem necessary or advisable in order to implement the policy set forth in subparagraph (a) hereof.

        (c)    Restrictions on Transfer; Change of Status.

            (i)  Any transfer, or attempted transfer, of any Units, the effect of which would be to cause one or more Non-U.S. Citizens to Own Units in excess of the Permitted Percentage, shall be ineffective as against the Partnership, and neither the Partnership nor its Transfer Agent shall register such transfer or purported transfer on the Unit Register of the Partnership and neither the Partnership nor its Transfer Agent shall be required to recognize the transferee or purported transferee thereof as a Unitholder of the Partnership for any purpose whatsoever except to the extent necessary to effect any remedy available to the Partnership under this Section 4.10. A citizenship certificate may be required from all transferees (and from any recipient upon original issuance) of Units of the Partnership and, if such transferee (or recipient) is acting as a fiduciary or nominee for an Owner, such Owner, and registration of transfer (or original issuance) shall be denied upon refusal to furnish such certificate.

           (ii)  Each Record Holder and Owner shall advise the Partnership in writing of any change in such Record Holder's or Owner's citizenship status.

        (d)    No Voting Rights; Temporary Withholding of Distributions.    If on any date (including any record date) the number of Units that is Owned by Non-U.S. Citizens is in excess of the Permitted Percentage (such Units herein referred to as the "Excess Units"), the General Partner shall determine those Units Owned by Non-U.S. Citizens that constitute such Excess Units. The determination of those Units that constitute Excess Units shall be made by reference to the date or dates Units were acquired by Non-U.S. Citizens, starting with the most recent acquisition of Units by a Non-U.S. Citizen and including, in reverse chronological order of acquisition, all other acquisitions of Units by Non-U.S. Citizens from and after the acquisition of those Units by a Non-U.S. Citizen that first caused the Permitted Percentage to be exceeded. The determination of the General Partner as to those Units that constitute the Excess Units shall be conclusive. Units deemed to constitute such Excess Units shall (so long as such excess exists) not be accorded any voting rights and shall not be deemed to be outstanding for purposes of determining the vote required on any matter properly brought before the Unitholders of the Partnership for a vote thereon. The Partnership shall (so long as such excess exists) withhold the payment of regular distributions, if any, and the sharing in any other distribution (upon liquidation or otherwise) in respect of the Excess Units. At such time as the Permitted Percentage is no longer exceeded, full voting rights shall be restored to any Units previously deemed to be Excess Units and any distribution with respect thereto that has been withheld shall be due and paid solely to the Record Holders of such Units at the time the Permitted Percentage is no longer exceeded.

        (e)    Redemption of Excess Units.    The Partnership shall have the power, but not the obligation, to redeem Excess Units subject to the following terms and conditions:

            (i)  the per Unit redemption price (the "Non-U.S. Citizen Redemption Price") to be paid for the Excess Units to be redeemed shall be the sum of (A) the Current Market Price of the Units and (B) any distribution declared with respect to such Units prior to the date such Units are called for redemption hereunder but which has been withheld by the Partnership pursuant to subparagraph (d);

           (ii)  the Non-U.S. Citizen Redemption Price shall be paid in cash;

          (iii)  a notice of redemption shall be given by first class mail, postage prepaid, mailed not less than ten (10) days prior to the redemption date to each holder of record of the Units to be redeemed, at such holder's address as the same appears on the Unit Register of the Partnership. Each such notice shall state (A) the redemption date, (B) the number of Units to be redeemed from such holder, (C) the Non-U.S. Citizen Redemption Price, and the manner of payment thereof, (D) the place where certificates for such Units are to be surrendered for payment of the Non-U.S. Citizen Redemption Price, and (E) that distributions on the Units to be redeemed will cease to accrue on such redemption date;

          (iv)  from and after the redemption date, distributions on the Units called for redemption shall cease to accrue and such Units shall no longer be deemed to be outstanding and all rights of the holders thereof as Unitholders of the Partnership (except the right to receive from the Partnership the Non-U.S. Citizen Redemption Price) shall cease. Upon surrender of the certificates for any Units so redeemed in accordance with the requirements of the notice of redemption (properly endorsed or assigned for transfer if the General Partner shall so require and the notice shall so state), such Units shall be redeemed by the Partnership at the Non-U.S. Citizen Redemption Price. In case fewer than all the Units represented by any such certificate are redeemed, a new certificate shall be issued representing the Units not redeemed without cost to the holder thereof; and

           (v)  such other terms and conditions as the General Partner may reasonably determine.

        (f)    Determination of Citizenship.    In determining the citizenship of the Owners or their transferees of Units, the General Partner may rely on the Unit Register of the Partnership and the citizenship certificates given by the Owners or their transferees or any recipients (in the case of original issuance) (in each case whether such certificates have been given on their own behalf or on behalf of others) to establish the citizenship of such Owners, transferees or recipients of the Units. The determination of the citizenship of Owners and their transferees of the Units may also be subject to proof in such other way or ways as the General Partner may deem reasonable. The General Partner may at any time require proof, in addition to the citizenship certificates, of any Owner or proposed transferee of Units, and the payment of distributions may be withheld, and any application for transfer of ownership on the Unit Register of the Partnership may be refused, until such additional proof is submitted. The determination of the General Partner as to the citizenship of the Owners or their transferees in accordance with this subparagraph (f) shall be conclusive.

        (g)    Severability.    Each provision of subparagraphs (a) through (f) of this Section 4.10 is intended to be severable from every other provision. If any one or more of the provisions contained in such subparagraphs of this Section 4.10 is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of any other provision of subparagraphs (a) through (f) of this Section 4.10 shall not be affected, and such subparagraphs of this Section 4.10 shall be construed as if the provisions held to be invalid, illegal or unenforceable had been reformed to the extent required to be valid, legal and enforceable.

        (h)    Definitions.    For purposes of this Section 4.10:

            (i)  A Person shall be deemed the "Owner" of, or to "Own" Units or other ownership interests to the extent such Units or other ownership interests are (a) owned beneficially by, held of record by (with the power to act on behalf of the beneficial owner), with respect to any class of stock, such Person; (b) may be voted by such Person; (c) entitled to distributions in respect of such Units by such Person; or (d) which by any other means whatsoever controlled by such Person, or in which control is permitted to be exercised by such Person, with the General Partner being authorized to determine reasonably the meaning of such control for this purpose under the guidelines set forth in Subpart C (Sections 67.30-67.47) of Title 46 of the Code of Federal Regulations, as amended, modified or supplemented.

           (ii)  "U.S. Citizen" shall mean, at all tiers of ownership and in both form and substance at each tier of ownership:

            (a)   any individual who is a citizen of the United States, by birth, naturalization, as a derivative citizen or as otherwise authorized by law and who is (x) free and clear of any trust or fiduciary obligation in favor of, or control, directly or indirectly, by, Non-U.S. Citizens and (y) not employed by or financially dependent on a Non-U.S. Citizen which is affiliated or associated in any manner with the Partnership or any partner thereof;

            (b)   any corporation

              (i)    that is organized or incorporated under the laws of the United States, or of a state of the United States or a political subdivision thereof, Guam, Puerto Rico, the Virgin Islands, American Samoa, the District of Columbia, the Northern Mariana Islands, or any other territory or possession of the United States (each a "State"),

              (ii)   of which title to not less than 75% of its stock interest is beneficially owned by Persons who are U.S. Citizens, as defined under the relevant clause (a)-(g) of this definition of "U.S. Citizen," free and clear of any trust or fiduciary obligation of any Non-U.S. Citizens,

              (iii)  of which not less than 75% of the voting power of the stock of such corporation entitled to vote is beneficially owned by U.S. Citizens, as defined under the relevant clause (a)-(g) of this definition of "U.S. Citizen," free from any contract or understanding through which it is arranged that such voting power may be exercised directly or indirectly on behalf of Non-U.S. Citizens,

              (iv)  of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by Non-U.S. Citizens,

              (v)   whose chief executive officer (by whatever title), chairman of the board of directors and all officers authorized to act in the absence or disability of such Persons or otherwise dispose of or control any vessel are U.S. Citizens, and

              (vi)  of which not more than a minority of the number of directors (or equivalent Persons) necessary to constitute a quorum are Non-U.S. Citizens;

            (c)   any partnership

              (i)    that is organized under the laws of the United States or of a State,

              (ii)   all general partners of which are U.S. Citizens, as defined under the relevant clause (a)-(g) of this definition of "U.S. Citizen,"

              (iii)  of which not less than a 75% equity interest and voting power is beneficially owned by Persons who are U.S. Citizens, as defined under the relevant clause (a)-(g) of this definition of "U.S. Citizen," free and clear of any trust or fiduciary obligation in favor of any Non-U.S. Citizens and free from any contract or understanding through which it is arranged that such voting power may be exercised directly or indirectly on behalf of Non-U.S. Citizens, and

              (iv)  of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by Non-U.S. Citizens;

            (d)   any association

              (i)    that is organized under the laws of the United States or of a State,

              (ii)   of which 100% of the members are U.S. Citizens, as defined under the relevant clause (a)-(g) of this definition of "U.S. Citizen,"

              (iii)  whose chief executive officer (by whatever title), chairman of the board of directors (or equivalent committee or body) and all Persons authorized to act in the absence or disability of such Persons or otherwise dispose of or control any vessel are citizens of the United States,

              (iv)  of which not less than 75% of the interest and voting power of such association is beneficially owned by U.S. Citizens, free and clear of any trust or fiduciary obligation in favor of any Non-U.S. Citizens, and free from any contract or understanding through which it is arranged that such voting power may be exercised directly or indirectly on behalf of Non-U.S. Citizens,

              (v)   of which not more than a minority of the number of directors (or equivalent Persons) necessary to constitute a quorum are Non-U.S. Citizens, and

              (vi)  of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by Non-U.S. Citizens;

            (e)   any limited liability company

              (i)    that is organized under the laws of the United States or of a State,

              (ii)   of which 75% of the members are U.S. Citizens,

              (iii)  of which not less than 75% of the membership interest is beneficially owned by Persons who are U.S. Citizens, as defined under the relevant clause (a)-(g) of this definition of "U.S. Citizen,"

              (iv)  whose chief executive officer (by whatever title), chairman of the board of directors (or equivalent committee or body) and all Persons authorized to act in the absence or disability of such Persons or otherwise dispose of or control any vessel are citizens of the United States,

              (v)   of which not less than 75% of the voting power of such company entitled to vote is vested in U.S. Citizens, free and clear of any trust or fiduciary obligation, in favor of or on behalf of any Non-U.S. Citizens, and free from any contract or understanding through which it is arranged that such voting power may be exercised directly or indirectly on behalf of Non-U.S. Citizens,

              (vi)  of which the managing member or manager (or equivalent Person), if such company's management is delegated to a single manager or managing member pursuant to its organizational agreement, is a citizen of the United States, or, if such company's management is conferred by its organizational agreement on several managers, a management committee or board of directors (or equivalent governing body), each manager having general management authority is a citizen of the United States and not more than a minority of the number of management committee members or directors (or equivalent Persons) necessary to constitute a quorum of such governing body are Non-U.S. Citizens, and

              (vii)  of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by Non-U.S. Citizens;

              (viii)  of which Non-U.S. Citizens do not have authority within a management group, whether through veto power, combined voting, or otherwise, to exercise control over the limited liability company;

            (f)    any joint venture (if not an association or a partnership)

              (i)    that is organized under the laws of the United States or of a State,

              (ii)   of which 100% of the members are, or 100% of the equity is beneficially owned by U.S. Citizens, as defined under the relevant clause (a)-(g) of this definition of "U.S. Citizen," free and clear of any trust or fiduciary obligation in favor of any Non-U.S. Citizens, and

              (iii)  of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by Non-U.S. Citizens;

            (g)   any trust

              (i)    that is existing under the laws of the United States or a State,

              (ii)   all of the trustees of which are Citizens, as defined under the relevant clause (a)-(g) of this definition of "U.S. Citizen,"

              (iii)  of which not less than 75% of the equity interest is owned by U.S. Citizens, as defined under the relevant clause (a)-(g) of this definition of "U.S. Citizen,"

              (iv)  of which each beneficiary with an enforceable interest in the trust is a U.S. Citizen, as defined under the relevant clause (a)-(g) of this definition of "U.S. Citizen,"

              (v)   of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by Non-U.S. Citizens;

  all as further defined in Subpart C (Sections 67.30-67.47) of Title 46 of the Code of Federal Regulations, as amended, modified or supplemented.

          (iii)  The term "Non-U.S. Citizen" shall mean any Person other than a U.S. Citizen.

          (iv)  The term "Permitted Percentage" shall mean a percentage equal to not more than 24.0% as determined from time to time by the General Partner, it being understood that the initial percentage is 15%.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1    Organizational Contributions.

        In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $40.00, for a 2% General Partner Interest in the Partnership and has been admitted as the General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $1,960 for a 98% Limited Partner Interest in the Partnership and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, the interest of the Organizational Limited Partner shall be redeemed; and the initial Capital Contribution of the Organizational Limited Partner shall thereupon be refunded. Ninety-eight percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner, and the balance thereof shall be allocated and distributed to the General Partner.

Section 5.2    Contributions by the General Partner and its Affiliates.

        (a)   On the Closing Date and pursuant to the Contribution Agreement: (i) the General Partner shall agree to convey all of its ownership interest in USS Chartering LLC to the Partnership, as a

Capital Contribution, in exchange for (A) a continuation of the 2% General Partner Interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement, and (B) the Incentive Distribution Rights; and (ii) Shipping Master shall agree to convey all of its ownership interest in ITB Baltimore LLC, ITB Groton LLC, ITB Jacksonville LLC, ITB Mobile LLC, ITB New York LLC, ITB Philadelphia LLC, USS Chartering LLC, USCS Chemical Chartering LLC, USCS Charleston Chartering LLC, USCS Chemical Pioneer LLC, USCS Charleston LLC and USCS ATB LLC to the Partnership, as a Capital Contribution, in exchange for (A) 899,968 Common Units, (B) 5,272,341 Class A Subordinated Units; (C) 1,627,627 Class B Subordinated Units; (D) the assumption of approximately $193.8 million of debt of Shipping Master and its subsidiaries ("Debt") and (E) a distribution of $0.2 million to reimburse Shipping Master for certain capital expenditures made by it on behalf of the Partnership.

        (b)   Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the issuance of the Common Units issued in the Initial Offering and other than the issuance of the Common Units issued pursuant to the Over-Allotment Option), the General Partner shall be required to make additional Capital Contributions equal to (i) 2/98ths of any amount contributed to the Partnership by the Limited Partners in exchange for the additional Limited Partner Interests issued to such Limited Partners less (ii) 2/98ths of any amount so contributed by such Limited Partners that is used by the Partnership concurrently with such contribution to redeem or repurchase from any Person outstanding Limited Partner Interests of the same class as the Limited Partner Interests issued to such Limited Partners (including Parity Units if the Limited Partner Interests are Common Units) at a price per Limited Partner Interest equal to the net proceeds per Limited Partner Interest, before expenses, that the Partnership receives from such issuances. Except as set forth in the immediately preceding sentence and Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

Section 5.3    Contributions by Initial Limited Partners and Distributions to the General Partner and its Affiliates.

        (a)   On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

        (b)   Upon the exercise of the Over-Allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit. Upon receipt by the Partnership of the Capital Contributions from the Underwriters as provided in this Section 5.3(b), the Partnership shall use such cash to redeem from Shipping Master that number of Common Units held by the Shipping Master equal to the number of Common Units issued to the Underwriters as provided in this Section 5.3(b).

        (c)   No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (a) hereof in aggregate number equal to 6,000,000, (ii) the "Option Units" as such term is used in the Underwriting Agreement in an aggregate number up to 899,968 issuable upon exercise of the Over-Allotment Option pursuant to subparagraph

(b) hereof, (iii) the 899,968 common units, 5,272,341 Class A Subordinated Units and 1,627,627 Class B Subordinated Units issuable pursuant to Section 5.2 hereof and (iv) the Incentive Distribution Rights.

Section 5.4    Interest and Withdrawal.

        No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.5    Capital Accounts.

        (a)   The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including, without limitation, income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

        (b)   For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners' Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including, without limitation, any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

            (i)  Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement) of all property owned any other Group Member that is classified as a partnership for federal income tax purposes.

           (ii)  All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

          (iii)  Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital

  Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

          (iv)  Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership's Carrying Value with respect to such property as of such date.

           (v)  In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any method that the General Partner may adopt.

          (vi)  If the Partnership's adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section 6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

        (c)   (i) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

           (ii)  Immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units. Following any such allocation, the transferor's Capital Account, if any, maintained with respect to the retained Subordinated Units or converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee's Capital Account established with respect to the transferred Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

        (d)   (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property or the conversion of the General Partner's Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines) to arrive at a fair market value for individual properties.

           (ii)  In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such method of valuation as it may adopt.

Section 5.6    Issuances of Additional Partnership Securities.

        (a)   Subject to Section 5.7, the Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

        (b)   Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner, including (i) the right to share Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Security; and (viii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

        (c)   The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6, (ii) the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Laws.

Section 5.7    Limitations on Issuance of Additional Partnership Securities.

        Except as otherwise specified in this Section 5.7, the issuance of Partnership Securities pursuant to Section 5.6 shall be subject to the following restrictions and limitations:

        (a)   Unless approved by the holders of a Unit Majority, until all Outstanding Class A Subordinated Units have been converted into Common Units, the Partnership shall not issue (and shall not issue any options, rights, warrants or appreciation rights relating to) an aggregate of more than 3,449,984 additional Parity Units; provided, the Partnership may issue up to 1,149,995 additional Parity Units during the Class A Subordination Period without the approval of the holders of a Unit Majority after the Partnership has entered into a binding agreement to commence construction of a Capital Improvement; provided, further, the net proceeds from such additional issuances are used to fund the construction of such Capital Improvement. In applying this limitation, there shall be excluded Common Units and other Parity Units issued (i) pursuant to Sections 5.2(a), 5.3(a) and 5.3(b), (ii) in accordance with Sections 5.7(b), 5.7(d), 5.7(e) or 5.7(f), (iii) upon conversion of Subordinated Units pursuant to Section 5.8, (iv) upon conversion of the General Partner Interest or any Incentive Distribution Rights pursuant to Section 11.3(b), (v) pursuant to the employee benefit plans of the General Partner, the Partnership or any other Group Member, (vi) upon a conversion or exchange of Parity Units issued after the date hereof into Common Units or other Parity Units; provided that the total amount of Available Cash required to pay the aggregate Minimum Quarterly Distribution on all Common Units and all Parity Units does not increase as a result of this conversion or exchange when compared to the total amount of Available Cash required to make such payment immediately before such conversion or exchange, and (vii) in the event of a combination or subdivision of Common Units.

        (b)   Without the prior approval of the Limited Partners, during the Class A Subordination Period, the Partnership may issue an unlimited number of Parity Units if such issuance occurs (i) in connection with an Acquisition or Capital Improvement or (ii) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, or to replenish cash reserves to the extent drawn down in connection with, an Acquisition or Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired (or in the case of a Capital Improvement, Commences Commercial Service) by the Partnership as of the date that is the one year prior to the first day of the Quarter in which such Acquisition was consummated or such Capital Improvement Commences Commercial Service ("One Year Test Period"), would have resulted, in the General Partner's determination, in an increase in:

          (A)  the amount of Adjusted Basic Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to the One Year Test Period, on an estimated pro forma basis (as described below), as compared to

          (B)  the actual amount of Adjusted Basic Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to the One Year Test Period, as adjusted as provided below.

The General Partner shall determine the amount in clause (A) above using such assumptions as it believes are reasonable. There shall be excluded from the amount in clause (B) above any Basic Surplus attributable to such Acquisition or Capital Improvement (regardless of whether such excluded Basic Surplus is positive or negative). The number of Units deemed to be Outstanding for the purpose of calculating the amount in clause (B) above shall be the weighted average number of Units Outstanding during the One Year Test Period and shall exclude the Units issued or to be issued in connection with such Acquisition or Capital Improvement or within 365 days of such Acquisition or Capital Improvement where the net proceeds from such issuance are used to repay debt incurred in connection with, or to replenish cash reserves to the extent drawn down to fund all or a portion of, such Acquisition or Capital Improvement. For the purposes of this Section 5.7(b), the term "debt" shall be deemed to include the indebtedness used to extend, refinance, renew, replace or defease debt originally incurred in connection with such Acquisition or Capital Improvement in respect of which the determination under this Section 5.7(b) is being made; provided, that, the amount of such indebtedness does not exceed the principal sum of, plus accrued interest on and any prepayment penalty with respect to, the indebtedness so extended, refinanced, renewed, replaced or defeased.

        (c)   Unless approved by the holders of a Unit Majority, during the Subordination Periods the Partnership shall not issue any additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are entitled in any Quarter to receive in respect of the Subordination Periods any distributions of Available Cash from Basic Surplus before the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter or (ii) that are entitled to allocations in respect of the Subordination Periods of Net Termination Gain before the Common Units and any Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B).

        (d)   Without the prior approval of the Limited Partners, during the Subordination Periods the Partnership may issue additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are not entitled in any Quarter during the Subordination Periods to receive any distributions of Available Cash from Basic Surplus until after the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter and (ii) that are not entitled to allocations in respect of the Subordination Periods of Net Termination Gain until after the Common Units and Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B), even if (A) the amount of Available Cash from Basic Surplus to which each such Partnership Security is entitled to receive after the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage have been paid or set aside for payment on the Common Units exceeds the Minimum Quarterly Distribution or (B) the amount of Net Termination Gain to be allocated to such Partnership Security after Net Termination Gain has been allocated to any Common Units and Parity Units pursuant to Section 6.1(c)(i)(B) exceeds the amount of such Net Termination Gain to be allocated to each Common Unit or Parity Unit.

        (e)   Without the prior approval of the Limited Partners, during the Subordination Periods the Partnership may issue an unlimited number of Parity Units if the proceeds from such issuance are used exclusively to repay indebtedness of a Group Member where the aggregate amount of distributions that would have been paid with respect to such newly issued Units, plus the related distributions on the General Partner Interest in the Partnership in respect of the four-Quarter period ending prior to the first day of the Quarter in which the issuance is to be consummated (assuming such newly issued Parity Units had been Outstanding throughout such period and that distributions equal to the distributions that were actually paid on the Outstanding Units during the period were paid on such newly issued Parity Units) would not have exceeded the interest costs actually incurred during such period on the indebtedness that is to be repaid (or, if such indebtedness was not outstanding throughout the entire period, would have been incurred had such indebtedness been outstanding for the entire period). In the event that the Partnership is required to pay a prepayment penalty in connection with the repayment of such indebtedness, for purposes of the foregoing test, the number of Parity Units issued to repay such indebtedness shall be deemed increased by the number of Parity Units that would need to be issued to pay such penalty.

        (f)    Without the prior approval of the Limited Partners, during the Subordination Periods the Partnership may issue, in connection with Acquisitions that have not been completed or Capital Improvements that have not Commenced Commercial Service, or both, an amount of Parity Units not to exceed the number of Parity Units then available for issuance without Unitholder approval pursuant to Section 5.7(a) (such number of Parity Units then available for issuance, the "Remaining Basket Amount").

        The following shall apply with respect to issuances of Parity Units pursuant to this Section 5.7(f):

            (i)  With respect to such issuance, the aggregate number of Parity Units to be issued (including Parity Units to be issued upon the exercise of an underwriters' over-allotment or other similar option) shall be deemed to have been issued from, and charged against, the Remaining Basket Amount; provided, however, that in considering the Parity Units to be issued upon the exercise of an underwriters' over-allotment or other similar option, only the number of Parity Units actually issued pursuant to such option on or prior to the expiration of such option will be deemed to have been issued from, and charged against, the Remaining Basket Amount.

           (ii)  With respect to Parity Units to be issued (including Parity Units to be issued upon the exercise of an underwriters' over-allotment or other similar option) in connection with an Acquisition that has not been completed:

            (A)  Such Acquisition shall have been specifically identified in the prospectus or prospectus supplement filed, or other offering document used, in connection with the offer and sale of such Parity Units as a proposed Acquisition for which the net proceeds from the sale of such Parity Units will be used if such Acquisition is completed;

            (B)  Upon completion of such Acquisition and application of the net proceeds received from the sale of such Parity Units to finance such Acquisition, the provisions of clause (i) above shall not apply and the Parity Units issued (including Parity Units issued upon the exercise of an underwriters' over-allotment or other similar option) in connection with such Acquisition shall not be deemed to have been issued from, and charged against, the Remaining Basket Amount; provided, however, that such Acquisition would have resulted, on an estimated pro forma basis, in an increase in the amount of Adjusted Basic Surplus per Unit (such amount shall be calculated as set forth in Section 5.7(b) and such calculation is referred to in this Section 5.7(f) as the "Accretion Test"); and

            (C)  The Accretion Test in subclause (B) above shall be performed immediately following completion of such Acquisition and in accordance with Section 5.7(b).

          (iii)  With respect to Parity Units to be issued (including Parity Units to be issued upon the exercise of an underwriters' over-allotment or other similar option) in connection with a Capital Improvement that has not Commenced Commercial Service:

            (A)  Such Capital Improvement shall have been specifically identified in the prospectus or prospectus supplement filed, or other offering document used, in connection with the offer and sale of such Parity Units as a Capital Improvement for which the net proceeds from the sale of such Parity Units will used to finance such Capital Improvement;

            (B)  Upon such Capital Improvement having Commenced Commercial Service and provided the net proceeds from the sale of such Parity Units have been used to finance such Capital Improvement, the provisions of clause (i) above shall not apply and the Parity Units issued (including Parity Units issued upon the exercise of an underwriters' over-allotment or other similar option) in connection with such Capital Improvement shall not be deemed to have been issued from, and charged against, the Remaining Basket Amount; provided, however, that such Capital Improvement meets the Accretion Test; and

            (C)  The Accretion Test in subclause (B) above shall be performed immediately following such Capital Improvement having Commenced Commercial Service and in accordance with Section 5.7(b).

        (g)   No fractional Units shall be issued by the Partnership.

Section 5.8    Conversion of Class A Subordinated Units and Class B Subordinated Units.

        (a)   A total of 1,318,085 of the Outstanding Class A Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after December 31, 2007, in respect of which:

            (i)  distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

           (ii)  the Adjusted Basic Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest in the Partnership, during such periods; and

          (iii)  the Cumulative Common Unit Arrearage on all of the Common Units is zero.

        (b)   An additional 1,318,085 of the Outstanding Class A Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after December 31, 2008, in respect of which:

            (i)  distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

           (ii)  the Adjusted Basic Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and

  any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest during such periods; and

          (iii)  the Cumulative Common Unit Arrearage on all of the Common Units is zero;

provided, however, that the conversion of Class A Subordinated Units pursuant to this Section 5.8(b) may not occur until at least one year following the conversion of Class A Subordinated Units pursuant to Section 5.8(a).

        (c)   In the event that the Outstanding Class A Subordinated Units shall convert into Common Units pursuant to Sections 5.8(a) or 5.8(b) at a time when there shall be more than one holder of Class A Subordinated Units, then, unless all of the holders of Class A Subordinated Units shall agree to a different allocation, the Class A Subordinated Units that are to be converted into Common Units shall be allocated among the holders of Class A Subordinated Units pro rata based on the number of Class A Subordinated Units held by each such holder.

        (d)   A total of 406,907 of the Outstanding Class B Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after December 31, 2008, in respect of which:

            (i)  distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the four consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

           (ii)  the Adjusted Basic Surplus generated during each of the four consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest in the Partnership, during such periods; and

          (iii)  the Cumulative Common Unit Arrearage on all of the Common Units is zero.

        (e)   An additional 406,907 of the Outstanding Class B Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after December 31, 2009, in respect of which:

            (i)  distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

           (ii)  the Adjusted Basic Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest during such periods; and

          (iii)  the Cumulative Common Unit Arrearage on all of the Common Units is zero;

provided, however, that the conversion of Class B Subordinated Units pursuant to this Section 5.8(e) may not occur until at least one year following the conversion of Class B Subordinated Units pursuant to Section 5.8(d).

        (f)    Notwithstanding Sections 5.8(d) and 5.8(e), a total of 406,907 of the Class B Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after December 31, 2007 in respect of which:

            (i)  each of the tests set forth in Section 5.8(a) are met as of such date; and

           (ii)  the Adjusted Basic Surplus generated during the four-Quarter period immediately preceding such date equaled or exceeded the sum of $2.43 on each of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such period on a Fully Diluted Basis, plus the related distribution on the General Partner Interest during such period.

        (g)   Notwithstanding Sections 5.8(d) and 5.8(e), a total of an additional 406,906 of the Class B Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after December 31, 2008 in respect of which:

            (i)  each of the tests set forth in Section 5.8(b) are met as of such date; and

           (ii)  the Adjusted Basic Surplus generated during the four-Quarter period immediately preceding such date equaled or exceeded the sum of $2.43 on each of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest during such period.

        (h)   In the event that the Outstanding Class B Subordinated Units shall convert into Common Units pursuant to Sections 5.8(d), (e), (f) or (g) at a time when there shall be more than one holder of Class B Subordinated Units, then, unless all of the holders of Class B Subordinated Units shall agree to a different allocation, the Class B Subordinated Units that are to be converted into Common Units shall be allocated among the holders of Class B Subordinated Units pro rata based on the number of Class B Subordinated Units held by each such holder.

        (i)    Notwithstanding Sections 5.8(d), (e), (f) and (g), in the event that all Class A Subordinated Units have been converted into Common Units, all of the Class B Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after December 31, 2009, in respect of which the Adjusted Basic Surplus generated during the four-Quarter period immediately preceding such date equaled or exceeded the sum of $2.43 on each of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were outstanding during such period on a Fully Diluted Basis, plus the related distribution on the General Partner Interest during such period. In addition, notwithstanding any other provision of this Section 5.8(i), after the conversion of 406,907 Class B Subordinated Units, whether pursuant to Section 5.8(d) or Section 5.8(f), no additional Class B Subordinated Units may convert into Common Units until at least one year following the initial conversion of 406,907 Class B Subordinated Units.

        (j)    Any Class A Subordinated Units that are not converted into Common Units pursuant to Sections 5.8(a) or (b) shall convert into Common Units on a one-for-one basis on the second Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of the final Quarter of the Class A Subordination Period. Any Class B Subordinated Units that are not converted into Common Units pursuant to Sections 5.8(d), (e), (f), (g) or (i) shall convert into Common Units on a one-for-one basis on the second Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of the final Quarter of the Class B Subordination Period.

        (k)   Notwithstanding any other provision of this Agreement, all the then Outstanding Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

        (l)    A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b).

Section 5.9    Limited Preemptive Right.

        Except as provided in this Section 5.9 and in Section 5.2(b), no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

Section 5.10    Splits and Combinations.

        (a)   Subject to Sections 5.10(d), 6.6 and 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Class A Subordinated Units and Class B Subordinated Units that may convert prior to the end of the Subordination Period and the number of additional Parity Units remaining to be issued pursuant to Section 5.7 without a Unitholder vote) are proportionately adjusted.

        (b)   Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

        (c)   Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

        (d)   The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.7(g) and this Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.11    Fully Paid and Non-Assessable Nature of Limited Partner Interests.

        All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1    Allocations for Capital Account Purposes.

        For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership's items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

        (a)    Net Income.    After giving effect to the special allocations set forth in Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

            (i)  First, 100% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years until the aggregate Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years;

           (ii)  Second, 2% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable years and 98% to the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Income allocated to such Partners pursuant to this Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such Partners pursuant to Section 6.1(b)(ii) for all previous taxable years; and

          (iii)  Third, 2% to the General Partner, and 98% to the Unitholders, Pro Rata.

        (b)    Net Losses.    After giving effect to the special allocations set forth in Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

            (i)  First, 2% to the General Partner, and 98% to the Unitholders, Pro Rata, until the aggregate Net Losses allocated pursuant to this Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to such Partners pursuant to Section 6.1(a)(iii) for all previous taxable years, provided that the Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

           (ii)  Second, 2% to the General Partner, and 98% to the Unitholders, Pro Rata; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

          (iii)  Third, the balance, if any, 100% to the General Partner.

        (c)    Net Termination Gains and Losses.    After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Sections 6.4 and 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

            (i)  If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

            (A)  First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

            (B)  Second, 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or (b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter defined as the "Unpaid MQD") plus (3) any then existing Cumulative Common Unit Arrearage;

            (C)  Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, 98% to all Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Capital, determined for the taxable year (or portion thereof) to which this allocation of gain relates, plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

            (D)  Fourth, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, plus (2) the Unpaid MQD, plus (3) any then existing Cumulative Common Unit Arrearage, plus (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Basic Surplus made pursuant to Sections 6.4(a)(iv) and 6.4(b)(ii) (the sum of (1) plus (2) plus (3) plus (4) is hereinafter defined as the "First Liquidation Target Amount");

            (E)  Fifth, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, plus (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Basic Surplus made pursuant to Sections 6.4(a)(v) and 6.4(b)(iii) (the sum of (1) plus (2) is hereinafter defined as the "Second Liquidation Target Amount");

            (F)  Sixth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, plus (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Basic Surplus made pursuant to Sections 6.4(a)(vi)and 6.4(b)(iv) (the sum of (1) plus (2) is hereinafter defined as the "Third Liquidation Target Amount"); and

            (G)  Finally, any remaining amount 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner.

           (ii)  If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

            (A)  First, if such Net Termination Loss is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, 98% to the Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

            (B)  Second, 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

            (C)  Third, the balance, if any, 100% to the General Partner.

        (d)    Special Allocations.    Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

          (i)    Partnership Minimum Gain Chargeback.    Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

          (ii)    Chargeback of Partner Nonrecourse Debt Minimum Gain.    Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

          (iii)    Priority Allocations.

            (A)  If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units (on a per Unit basis), then (1) each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution; and (2) the General Partner shall be allocated gross income in an aggregate amount equal to 2/98ths of the sum of the amounts allocated in clause (1) above.

            (B)  After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated (1) to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this paragraph 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable year and (2) to the General Partner in an amount equal to 2/98ths of the sum of the amounts allocated in clause (1) above.

          (iv)    Qualified Income Offset.    In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or (ii).

          (v)    Gross Income Allocations.    In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

          (vi)    Nonrecourse Deductions.    Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines that the Partnership's Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

          (vii)    Partner Nonrecourse Deductions.    Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

          (viii)    Nonrecourse Liabilities.    For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

          (ix)    Code Section 754 Adjustments.    To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

          (x)    Economic Uniformity.    At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period with respect to any class of Units, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units of that class that are Outstanding as of the termination of such Subordination Period ("Final Subordinated Units") in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units to an amount equal to the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained

  Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

          (xi)    Curative Allocation.

            (A)  Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.

            (B)  The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

          (xii)    Corrective Allocations.    In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

            (A)  In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the General Partner shall allocate additional items of gross income and gain away from the holders of Incentive Distribution Rights to the Unitholders and the General Partner, or additional items of deduction and loss away from the Unitholders and the General Partner to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders or the General Partner exceed their Share of Additional Book Basis Derivative Items. For this purpose, the Unitholders and the General Partner shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders or the General Partner under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xii)(A) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

            (B)  In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount that would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

            (C)  In making the allocations required under this Section 6.1(d)(xii), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xii).

Section 6.2    Allocations for Tax Purposes.

        (a)   Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 6.1.

        (b)   In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

            (i)  (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

           (ii)  (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or 5.5(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

          (iii)  The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

        (c)   For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

        (d)   The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership's common basis of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

        (e)   Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

        (f)    All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

        (g)   Each item of Partnership income, gain, loss and deduction shall for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner, shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

        (h)   Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

Section 6.3    Requirement and Characterization of Distributions; Distributions to Record Holders.

        (a)   Within 45 days following the end of each Quarter commencing with the Quarter ending on December 31, 2004, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Basic

Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Basic Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "Capital Surplus." All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

        (b)   Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

        (c)   The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

        (d)   Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4    Distributions of Available Cash from Basic Surplus.

        (a)   During Subordination Periods. Available Cash with respect to any Quarter within the Subordination Periods that is deemed to be Basic Surplus pursuant to the provisions of Section 6.3 or 6.5 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise required by Section 5.6(b) in respect of other Partnership Securities issued pursuant thereto:

            (i)  First, 98% to the Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

           (ii)  Second, 98% to the Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

          (iii)  Third, 98% to the Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

          (iv)  Fourth, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

           (v)  Fifth, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

          (vi)  Sixth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

         (vii)  Thereafter, 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Basic Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

        (b)   After Subordination Periods. Available Cash with respect to any Quarter after the Subordination Periods that is deemed to be Basic Surplus pursuant to the provisions of Section 6.3 or 6.5, subject to Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

            (i)  First, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

           (ii)  Second, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

          (iii)  Third, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

          (iv)  Fourth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

           (v)  Thereafter, 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Basic Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

Section 6.5    Distributions of Available Cash from Capital Surplus.

        Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Basic Surplus and shall be distributed in accordance with Section 6.4.

Section 6.6    Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

        (a)   The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.10. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Capital of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Capital of the Common Units immediately prior to giving effect to such distribution.

        (b)   The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall also be subject to adjustment pursuant to Section 6.9.

Section 6.7    Special Provisions Relating to the Holders of Class A Subordinated Units and Class B Subordinated Units.

        (a)   Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Class A Subordinated Unit or Class B Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.8, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b).

        (b)   The Unitholder holding a Class A Subordinated Unit or Class B Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 shall not be issued a Common Unit Certificate pursuant to Section 4.1, and shall not be permitted to transfer its converted Subordinated Units to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that a converted Subordinated Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(b), the General Partner may take whatever steps are required to provide economic uniformity to the converted Subordinated Units in preparation for a transfer of such converted Subordinated Units, including the application of Sections 5.5(c)(ii) and 6.1(d)(x); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.

Section 6.8    Special Provisions Relating to the Holders of Incentive Distribution Rights.

        Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, (ii) be entitled to any distributions other than as provided in Sections 6.4(a)(v), (vi) and (vii), 6.4(b)(iii), (iv) and (v), and 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

Section 6.9    Entity-Level Taxation.

        If legislation is enacted or the interpretation of existing language is modified by a governmental taxing authority so that a Group Member is treated as an association taxable as a corporation or is otherwise subject to an entity-level tax for federal, state or local income tax purposes, then the General Partner shall estimate for each Quarter the Partnership Group's aggregate liability (the "Estimated Incremental Quarterly Tax Amount") for all such income taxes that are payable by reason of any such new legislation or interpretation; provided that any difference between such estimate and the actual tax liability for such Quarter that is owed by reason of any such new legislation or interpretation shall be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.9 times (b) the quotient obtained by dividing (i) Available Cash with respect to such Quarter by (ii) the sum of Available Cash with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the General Partner. For purposes of the foregoing, Available Cash with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1    Management.

        (a)   The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner or Assignee shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

  (i)
  the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

  (ii)
  the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

  (iii)
  the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3);

  (iv)
  the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of the

    Partnership Group; and the making of capital contributions to any member of the Partnership Group;

  (v)
  the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

  (vi)
  the distribution of Partnership cash;

  (vii)
  the selection and dismissal of employees (including employees having titles such as "president," "vice president," "secretary" and "treasurer") and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

  (viii)
  the maintenance of insurance for the benefit of the Partnership Group and the Partners;

  (ix)
  the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

  (x)
  the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

  (xi)
  the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

  (xii)
  the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

  (xiii)
  unless restricted or prohibited by Section 5.7, the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Partnership Securities;

  (xiv)
  the undertaking of any action in connection with the Partnership's participation in any Group Member; and

  (xv)
  the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

        (b)   Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and the Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement, any Group Member Agreement of any other Group Member and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration

Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

Section 7.2    Certificate of Limited Partnership.

        The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.3    Restrictions on the General Partner's Authority.

        (a)   Except as otherwise provided in this Agreement, the General Partner may not, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement, including, (i) committing any act that would make it impossible to carry on the ordinary business of the Partnership; (ii) possessing Partnership property, or assigning any rights in specific Partnership property, for other than a Partnership purpose; (iii) admitting a Person as a Partner; (iv) amending this Agreement in any manner; or (v) transferring its interest as a general partner of the Partnership.

        (b)   Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner's ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, (i) consent to any amendment to the Operating Company Agreement or, except as expressly permitted by Section 7.9(e), take any action permitted to be taken by a member of the Operating Company, in either case, that would adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to any other class of Partnership Interests) in any material respect or (ii) except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership.

Section 7.4    Reimbursement of the General Partner.

        (a)   Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

        (b)   The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the General Partner to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership), and (ii) all other expenses allocable to the Partnership or otherwise incurred by the General Partner in connection with operating the Partnership's business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in good faith. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

        (c)   Subject to Section 5.7, the General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase or rights, warrants or appreciation rights relating to Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner, any Group Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner's General Partner Interest pursuant to Section 4.6.

Section 7.5    Outside Activities.

        (a)   After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership or the Operating Company is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (iii) except to the extent permitted in the Omnibus Agreement, shall not, and shall cause its controlled Affiliates not to, engage in any Restricted Business.

        (b)   Shipping Master and certain of its Affiliates have entered into the Omnibus Agreement, which agreement sets forth certain restrictions on the ability of Shipping Master and its Affiliates to engage in Restricted Businesses.

        (c)   Except as specifically restricted by Section 7.5(a) and the Omnibus Agreement, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty expressed or implied by law to any Group Member or any Partner or Assignee. None of any Group Member, any Limited Partner or any other Person shall have any rights by virtue of this Agreement, any Group Member Agreement, or the partnership relationship established hereby in any business ventures of any Indemnitee.

        (d)   Subject to the terms of Section 7.5(a), Section 7.5(b), Section 7.5(c) and the Omnibus Agreement, but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of any fiduciary duty or any other obligation of any type whatsoever of the General Partner or of any Indemnitee for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) except as set forth in the Omnibus Agreement, the General Partner and the Indemnitees shall have no obligation hereunder or as a result of any duty expressed or implied by law to present business opportunities to the Partnership.

        (e)   The General Partner and each of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Securities acquired by them.

        (f)    The term "Affiliates" when used in Section 7.5(a) and Section 7.5(e) with respect to the General Partner shall not include any Group Member.

        (g)   Notwithstanding anything to the contrary in this Agreement, to the extent that any provision of this Agreement purports or is interpreted to have the effect of restricting the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner to the Partnership and its Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such restriction, such provisions shall be inapplicable and have no effect in determining whether the General Partner has complied with its fiduciary duties in connection with determinations made by it under this Section 7.5.

Section 7.6    Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

        (a)   The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm's-length basis (without reference to the lending party's financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term "Group Member" shall include any Affiliate of a Group Member that is controlled by the Group Member.

        (b)   The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

        (c)   No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partner or its Affiliates to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner's Percentage Interest of the total amount distributed to all partners or (ii) hasten the expiration of the Subordination Periods or the conversion of any Subordinated Units into Common Units.

Section 7.7    Indemnification.

        (a)   To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or gross negligence or, in the case of a criminal matter, acted with knowledge that the Indemnitee's conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner or its Affiliates (other than a Group Member) with respect to its or their obligations incurred pursuant to the Underwriting Agreement, the Omnibus Agreement or the Contribution Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

        (b)   To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

        (c)   The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee's capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

        (d)   The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership's activities or such Person's activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

        (e)   For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

        (f)    In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

        (g)   An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

        (h)   The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

        (i)    No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8    Liability of Indemnitees.

        (a)   Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or gross negligence or, in the case of a criminal matter, acted with knowledge that the Indemnitee's conduct was criminal.

        (b)   Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

        (c)   To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other

Indemnitee acting in connection with the Partnership's business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

        (d)   Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9    Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

        (a)   Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member, any Partner or any Assignee, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval. If Special Approval is not sought and the Board of Directors of the General Partner determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision, the Board of Directors of the General Partner acted in good faith, and in any proceeding brought by any Limited Partner or Assignee or by or on behalf of such Limited Partner or Assignee or any other Limited Partner or Assignee or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

        (b)   Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, or such Affiliates causing it to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. In order for a determination or other action to be in "good faith" for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must reasonably believe that the determination or other action is in the best interests of the Partnership, unless the context otherwise requires.

        (c)   Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee, and the General Partner, or such Affiliates causing it to do so, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. By way of illustration and not of limitation, whenever the phrase, "at the option of the General Partner," or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity.

        (d)   Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be at its option.

        (e)   Except as expressly set forth in this Agreement, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner or Assignee and the provisions of this Agreement, to the extent that they restrict or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.

        (f)    The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

Section 7.10    Other Matters Concerning the General Partner.

        (a)   The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

        (b)   The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

        (c)   The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

Section 7.11    Purchase or Sale of Partnership Securities.

        The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided that, except as permitted pursuant to Section 4.10, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Periods. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

Section 7.12    Registration Rights of the General Partner and its Affiliates.

        (a)   If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the "Holder") to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a); and provided further, however, that if the Conflicts Committee determines that a postponement of the requested registration for up to six months would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

        (b)   If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take any action to so include the securities of the Holder once the registration statement is declared effective by the Commission, including any registration statement providing for the offering from time to time of securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder's Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

        (c)   If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership's obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, "Indemnified Persons") against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys' fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a "claim" and in the plural as "claims") based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

        (d)   The provisions of Section 7.12(a) and 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner's Affiliates) after it ceases to be a Partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

        (e)   Any request to register Partnership Securities pursuant to this Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person's present intent to offer such Partnership Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

Section 7.13    Reliance by Third Parties.

        Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1    Records and Accounting.

        The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership's business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2    Fiscal Year.

        The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3    Reports.

        (a)   As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

        (b)   As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

Section 9.1    Tax Returns and Information.

        The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership's taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

Section 9.2    Tax Elections.

        (a)   The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner's determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

        (b)   The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a sixty-month period as provided in Section 709 of the Code.

        (c)   Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3    Tax Controversies.

        Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership's expense) in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

Section 9.4    Withholding.

        Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including, without limitation, by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1    Admission of Initial Limited Partners.

        Upon the issuance by the Partnership of Common Units, Class A Subordinated Units, Class B Subordinated Units and Incentive Distribution Rights to the General Partner, Shipping Master and the Underwriters as described in Sections 5.2 and 5.3 in connection with the Initial Offering, the General Partner shall admit such parties to the Partnership as Initial Limited Partners in respect of the Common Units, Class A Subordinated Units, Class B Subordinated Units or Incentive Distribution Rights issued to them.

Section 10.2    Admission of Substituted Limited Partners.

        By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee. Such Assignee shall automatically be admitted to the Partnership as a Substituted Limited Partner with respect to the Limited Partner Interests so transferred to such Person at such time as such transfer is recorded on the books and records of the Partnership, and until so recorded, such transferee shall be an Assignee. The General Partner shall periodically, but no less frequently than on the first Business Day of each calendar quarter, cause any unrecorded transfers of Limited Partner Interests with respect to which a duly executed Transfer Application has been received to be recorded in the books and records of the Partnership. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written direction of the Assignee who is the Record Holder of such Limited Partner Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner. Notwithstanding the above, if an Assignee is not a U.S. citizen, such Assignee will not be entitled to give written directions or instructions to the General Partner in respect of such voting rights, and the General Partner shall exercise such voting rights in its discretion.

Section 10.3    Admission of Successor General Partner.

        A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.4    Admission of Additional Limited Partners.

        (a)   A Person (other than the General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner:

          (i)    evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and

          (ii)   such other documents or instruments as may be required by the General Partner to effect such Person's admission as an Additional Limited Partner.

        (b)   Notwithstanding anything to the contrary in this Section 10.4, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the General Partner to such admission.

Section 10.5    Amendment of Agreement and Certificate of Limited Partnership.

        To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1    Withdrawal of the General Partner.

        (a)   The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an "Event of Withdrawal");

          (i)    The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

          (ii)   The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

          (iii)  The General Partner is removed pursuant to Section 11.2;

          (iv)  The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

          (v)   A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

          (vi)  (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

        (b)   Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Standard Time, on December 31, 2014, the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel ("Withdrawal Opinion of Counsel") that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 12:00 midnight, Eastern Standard Time, on December 31, 2014, the General Partner voluntarily withdraws by giving at least 90 days' advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner's withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

Section 11.2    Removal of the General Partner.

        The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates).

Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units voting as a class and a majority of the outstanding Class A Subordinated Units and Class B Subordinated Units voting as a single class (including Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

Section 11.3    Interest of Departing Partner and Successor General Partner.

        (a)   In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing Partner shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to require its successor to purchase its General Partner Interest and its general partner interest (or equivalent interest), if any, in the other Group Members and all of its Incentive Distribution Rights (collectively, the "Combined Interest") in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the Partnership is reconstituted pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing Partner (or, in the event of a reconstituted Partnership, prior to the effective date of the reconstitution of the Partnership), to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing Partner. In either event, the Departing Partner shall be entitled to receive all reimbursements due such Departing Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing Partner for the benefit of the Partnership or the other Group Members.

        For purposes of this Section 11.3(a), the fair market value of the Departing Partner's Combined Interest shall be determined by agreement between the Departing Partner and its successor or, failing agreement within 30 days after the effective date of such Departing Partner's departure, by an independent investment banking firm or other independent expert selected by the Departing Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Partner shall designate an independent investment banking firm or other independent expert, the Departing Partner's successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed, the value of the Partnership's assets, the rights and obligations of the Departing Partner and other factors it may deem relevant.

        (b)   If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing Partner to Common Units will be characterized as if the Departing Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

        (c)   If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the Partnership is reconstituted pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to 2/98ths of the Net Agreed Value of the Partnership's assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to 2% of all Partnership allocations and distributions to which the Departing Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner's admission, the successor General Partner's interest in all Partnership distributions and allocations shall be 2%.

Section 11.4    Termination of Subordination Periods, Conversion of Class A Subordinated Units and Class B Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages.

        Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (i) the Subordination Periods will end and all Outstanding Class A Subordinated Units and Class B Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis, (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished and (iii) the General Partner will have the right to convert its General Partner Interest and its Incentive Distribution Rights into Common Units or to receive cash in exchange therefor.

Section 11.5    Withdrawal of Limited Partners.

        No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner's Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1    Dissolution.

        The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

        (a)   an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

        (b)   the sale of all or substantially all of the assets and properties of the Partnership Group;

        (c)   the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

        (d)   an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3.

Section 12.2    Continuation of the Business of the Partnership After Dissolution.

        Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as the successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

          (i)    the reconstituted Partnership shall continue unless earlier dissolved in accordance with this Article XII;

          (ii)   if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

          (iii)  all necessary steps shall be taken to cancel this Agreement and the Certificate of Limited Partnership and to enter into and, as necessary, to file a new partnership agreement and certificate of limited partnership, and the successor General Partner may for this purpose exercise the powers of attorney granted the General Partner pursuant to Section 2.6; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership, the reconstituted limited partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3    Liquidator.

        Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units, Class A Subordinated Units and Class B Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days' prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units, Class A Subordinated Units and Class B Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units, Class A Subordinated Units and Class B Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(b)) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4    Liquidation.

        The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

        (a)   The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership's assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership's assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership's assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

        (b)   Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

        (c)   All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c))

for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

Section 12.5    Cancellation of Certificate of Limited Partnership.

        Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6    Return of Contributions.

        The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7    Waiver of Partition.

        To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8    Capital Account Restoration.

        No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1    Amendments to be Adopted Solely by the General Partner.

        Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

        (a)   a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

        (b)   admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

        (c)   a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

        (d)   a change that the General Partner determines, (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.10 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

        (e)   a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of "Quarter" and the dates on which distributions are to be made by the Partnership;

        (f)    an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

        (g)   subject to the terms of Section 5.7, an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

        (h)   any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

        (i)    an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

        (j)    an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

        (k)   a merger or conveyance pursuant to Section 14.3(d); or

        (l)    any other amendments substantially similar to the foregoing.

Section 13.2    Amendment Procedures.

        Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by the General Partner; provided, however, that the General Partner shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee and, in declining to propose an amendment, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. A proposed amendment shall be effective upon its approval by the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

Section 13.3    Amendment Requirements.

        (a)   Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

        (b)   Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option, (iii) change Section 12.1(a), or (iv) change the term of the Partnership or, except as set forth in Section 12.1(a), give any Person the right to dissolve the Partnership.

        (c)   Except as provided in Section 14.3, and without limitation of the General Partner's authority to adopt amendments to this Agreement without the approval of any Partners or Assignees as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

        (d)   Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

        (e)   Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4    Special Meetings.

        All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5    Notice of a Meeting.

        Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6    Record Date.

        For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals.

Section 13.7    Adjournment.

        When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8    Waiver of Notice; Approval of Meeting; Approval of Minutes.

        The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, Limited Partners representing such quorum who were present in person or by proxy and entitled to vote, sign a written waiver of notice or an approval of the holding of the meeting or an approval of the minutes thereof. All waivers and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9    Quorum and Voting.

        The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10    Conduct of a Meeting.

        The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11    Action Without a Meeting.

        If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12    Right to Vote and Related Matters.

        (a)   Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of "Outstanding") shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

        (b)   With respect to Units that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER

Section 14.1    Authority.

        The Partnership may merge or consolidate with one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation ("Merger Agreement") in accordance with this Article XIV.

Section 14.2    Procedure for Merger or Consolidation.

        Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner; provided, however, that the General Partner shall have no duty or obligation to consent to any merger or consolidation of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee and, in declining to consent to a merger or consolidation, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

          (a)   the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

          (b)   the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the "Surviving Business Entity");

          (c)   the terms and conditions of the proposed merger or consolidation;

          (d)   the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

          (e)   a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

          (f)    the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

          (g)   such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

Section 14.3    Approval by Limited Partners of Merger or Consolidation.

        (a)   Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

        (b)   Except as provided in Section 14.3(d), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

        (c)   Except as provided in Section 14.3(d), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

        (d)   Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership's assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such Merger other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

Section 14.4    Certificate of Merger.

        Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5    Effect of Merger.

        (a)   At the effective time of the certificate of merger:

            (i)  all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

           (ii)  the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

          (iii)  all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

          (iv)  all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

        (b)   A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1    Right to Acquire Limited Partner Interests.

        (a)   Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) "Current Market Price" as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices (as hereinafter defined) per Limited Partner Interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal National Securities

Exchange (other than the Nasdaq Stock Market) on which such Limited Partner Interests are listed or, if such Limited Partner Interests of such class are not listed on any National Securities Exchange (other than the Nasdaq Stock Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner; and (iii) "Trading Day" means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed is open for the transaction of business or, if Limited Partner Interests of a class are not listed on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

        (b)   If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the "Notice of Election to Purchase") and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

        (c)   At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1    Addresses and Notices.

        Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

Section 16.2    Further Action.

        The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3    Binding Effect.

        This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4    Integration.

        This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5    Creditors.

        None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6    Waiver.

        No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7    Counterparts.

        This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.

Section 16.8    Applicable Law.

        This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

Section 16.9    Invalidity of Provisions.

        If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 16.10    Consent of Partners.

        Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:
US Shipping General Partner LLC
By:	Name: Title:
ORGANIZATIONAL LIMITED PARTNER:
United States Shipping Master LLC
By:	Name: Title:

LIMITED PARTNERS:
All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the General Partner.
US Shipping General Partner LLC
By:	Name: Title:

EXHIBIT A
to the Amended and Restated
Agreement of Limited Partnership of
U.S. Shipping Partners L.P.
Certificate Evidencing Common Units
Representing Limited Partner Interests in
U.S. Shipping Partners L.P.

No.	Common Units
CUSIP
See Reverse for certain definitions

        In accordance with Section 4.1 of the Amended and Restated Agreement of Limited Partnership of U.S. Shipping Partners L.P., as amended, supplemented or restated from time to time (the "Partnership Agreement"), U.S. Shipping Partners L.P., a Delaware limited partnership (the "Partnership"), hereby certifies that                          (the "Holder") is the registered owner of Common Units representing limited partner interests in the Partnership (the "Common Units") transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 399 Thornall Street, 8th Floor, Edison, New Jersey 08837. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

        The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

        This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:	U.S. Shipping Partners L.P.

Countersigned and Registered by:	By:	US Shipping General Partner LLC, its General Partner
By:

as Transfer Agent and Registrar	Name:

By:	By:
Authorized Signature		Secretary

[Reverse of Certificate]

ABBREVIATIONS

        The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM —	as tenants in common	UNIF GIFT/TRANSFERS MIN ACT
TEN ENT —	as tenants by the entireties		Custodian
		(Cust)		(Minor)
JT TEN —	as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts/Transfers to Minors Act (State)

        Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS
in
U.S. SHIPPING PARTNERS L.P.
IMPORTANT NOTICE REGARDING INVESTOR RESPONSIBILITIES
DUE TO TAX SHELTER STATUS OF
U.S. SHIPPING PARTNERS L.P.

        You have acquired an interest in U.S. Shipping Partners L.P., 399 Thornall Street, 8th Floor, Edison, New Jersey 08837, whose taxpayer identification number is 20-1447743. The Internal Revenue Service has issued U.S. Shipping Partners L.P. the following tax shelter registration number:                   .

        YOU MUST REPORT THIS REGISTRATION NUMBER TO THE INTERNAL REVENUE SERVICE IF YOU CLAIM ANY DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN U.S. SHIPPING PARTNERS L.P.

        You must report the registration number as well as the name and taxpayer identification number of U.S. Shipping Partners L.P. on Form 8271. FORM 8271 MUST BE ATTACHED TO THE RETURN ON WHICH YOU CLAIM THE DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN U.S. SHIPPING PARTNERS L.P.

        If you transfer your interest in U.S. Shipping Partners L.P. to another person, you are required by the Internal Revenue Service to keep a list containing (a) that person's name, address and taxpayer identification number, (b) the date on which you transferred the interest and (c) the name, address and tax shelter registration number of U.S. Shipping Partners L.P. If you do not want to keep such a list, you must (1) send the information specified above to U.S. Shipping Partners L.P., which will keep the list for this tax shelter, and (2) give a copy of this notice to the person to whom you transfer your interest. Your failure to comply with any of the above-described responsibilities could result in the imposition of a penalty under Section 6707(b) or 6708(a) of the Internal Revenue Code of 1986, as amended, unless such failure is shown to be due to reasonable cause.

        ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE INTERNAL REVENUE SERVICE.

        FOR VALUE RECEIVED,                          hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of Assignee)	(Please insert Social Security or other identifying number of Assignee)

                         Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint                          as its attorney-in-fact with full power of substitution to transfer the same on the books of U.S. Shipping Partners L.P.

Date:	NOTE:	The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17d-15	(Signature) (Signature)
Signature(s) Guaranteed

        No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

EXHIBIT B
to the Amended and Restated
Agreement of Limited Partnership of
U.S. Shipping Partners L.P.
Certificate Evidencing Common Units
Representing Limited Partner Interests in
U.S. Shipping Partners L.P.

APPLICATION FOR TRANSFER OF COMMON UNITS

        The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

        The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of U.S. Shipping Partners L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:

Social Security or other identifying number	Signature of Assignee

Purchase Price including commissions, if any	Name and Address of Assignee

Type of Entity (check one):
☐	Individual	☐	Partnership	☐	Corporation
☐	Trust	☐	Other (specify)
Nationality (for taxation purposes) (check one):
☐	U.S. Citizen, Resident or Domestic Entity
☐	Foreign Corporation	☐	Non-resident Alien

        If the U.S. Citizen, Resident or Domestic Entity box is checked, Certification B-1 must be completed.

        Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies as set forth in B-1 (or, if applicable, certifies the following on behalf of the interestholder).

Citizenship (for Maritime purposes—see Maritime Citizenship definitions below) (check one):
☐	Citizen of the United States
☐	Non-Citizen of the United States

        If a Citizen of the United States box is checked, Certification B-2 must be completed.

        Under Part 67 of Title 46 of the Code of Federal Regulations (CFR), the undersigned is deemed and defined a "Citizen of the United States" (for maritime purposes) if at all tiers of ownership and in both form and substance at each tier of ownership:

(a)
If the undersigned is an individual:

(i)
who is a citizen of the United States, by birth, naturalization, as a derivative citizen or as otherwise authorized by law, and

(ii)
who is (x) free and clear of any trust or fiduciary obligation in favor of, or control, directly or indirectly, by, non-Citizens of the United States and (y) not employed by or financially dependent on a non-Citizen of the United States which is affiliated or associated in any manner with the Partnership or any partner thereof; or

(b)
If the undersigned is a corporation:

(i)
that is organized or incorporated under the laws of the United States, or of a state of the United States or a political subdivision thereof, Guam, Puerto Rico, the Virgin Islands, American Samoa, the District of Columbia, the Northern Mariana Islands, or any other territory or possession of the United States (each a "State"),

(ii)
of which title to not less than 75% of its stock interest is beneficially owned by Persons who are Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States," free and clear of any trust or fiduciary obligation of any non-Citizens of the United States,

(iii)
of which not less than 75% of the voting power of the stock of such corporation entitled to vote is beneficially owned by Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States," free from any contract or understanding through which it is arranged that such voting power may be exercised directly or indirectly on behalf of non-Citizens of the United States,

(iv)
of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by non-Citizens of the United States,

(v)
whose chief executive officer (by whatever title), chairman of the board of directors and all officers authorized to act in the absence or disability of such Persons or otherwise dispose of or control any vessel are Citizens of the United States, and

(vi)
of which not more than a minority of the number of directors (or equivalent Persons) necessary to constitute a quorum are non-Citizens of the United States; or

(c)
If the undersigned is a partnership:

(i)
that is organized under the laws of the United States or of a State,

(ii)
all general partners of which are Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States,"

(iii)
of which not less than a 75% equity interest and voting power is beneficially owned by Persons who are Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States," free and clear of any trust or fiduciary obligation in favor of any non-Citizens of the United States and free from any contract or understanding through which it is arranged that such voting power may be exercised directly or indirectly on behalf of non-Citizens of the United States, and

  (iv)
  of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by non-Citizens of the United States; or

(d)
If the undersigned is an association:

(i)
that is organized under the laws of the United States or of a State,

(ii)
of which 100% of the members are Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States,"

(iii)
whose chief executive officer (by whatever title), chairman of the board of directors (or equivalent committee or body) and all Persons authorized to act in the absence or disability of such Persons or otherwise dispose of or control any vessel are citizens of the United States,

(iv)
of which not less than 75% of the interest and voting power of such association is beneficially owned by Citizens of the United States, free and clear of any trust or fiduciary obligation in favor of any non-Citizens of the United States, and free from any contract or understanding through which it is arranged that such voting power may be exercised directly or indirectly on behalf of non-Citizens of the United States,

(v)
of which not more than a minority of the number of directors (or equivalent Persons) necessary to constitute a quorum are non-Citizens of the United States, and

(vi)
of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by non-Citizens of the United States; or

(e)
If the undersigned is a limited liability company:

(i)
that is organized under the laws of the United States or of a State,

(ii)
of which 75% of the members are Citizens of the United States,

(iii)
of which not less than 75% of the membership interest is beneficially owned by Persons who are Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States,"

(iv)
whose chief executive officer (by whatever title), chairman of the board of directors (or equivalent committee or body) and all Persons authorized to act in the absence or disability of such Persons or otherwise dispose of or control any vessel are citizens of the United States,

(v)
of which not less than 75% of the voting power of such company entitled to vote is vested in Citizens of the United States, free and clear of any trust or fiduciary obligation, in favor of or on behalf of any non-Citizens of the United States, and free from any contract or understanding through which it is arranged that such voting power may be exercised directly or indirectly on behalf of non-Citizens of the United States,

(vi)
of which the managing member or manager (or equivalent Person), if such company's management is delegated to a single manager or managing member pursuant to its organizational agreement, is a citizen of the United States, or, if such company's management is conferred by its organizational agreement on several managers, a management committee or board of directors (or equivalent governing body), each manager having general management authority is a citizen of the United States and not more than a minority of the number of management committee members or directors (or equivalent Persons) necessary to constitute a quorum of such governing body are non-Citizens of the United States,

(vii)
of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by non-Citizens of the United States, and

(viii)
of which non-Citizens of the United States do not have authority within a management group, whether through veto power, combined voting, or otherwise, to exercise control over the limited liability company; or

(f)
If the undersigned is a joint venture (if not an association or a partnership):

(i)
that is organized under the laws of the United States or of a State,

(ii)
of which 100% of the members are, or 100% of the equity is beneficially owned by Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States," free and clear of any trust or fiduciary obligation in favor of any non-Citizens of the United States, and

(iii)
of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by non-Citizens of the United States; or

(g)
If the undersigned is a trust:

(i)
that is existing under the laws of the United States or a State,

(ii)
all of the trustees of which are Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States,"

(iii)
of which not less than 75% of the equity interest is beneficially owned by Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States,"

(iv)
of which each beneficiary with an enforceable interest in the trust is a Citizen of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States," and

(v)
of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by non-Citizens of the United States.

Certification B-1
Complete Either A or B:

A.
Individual Interestholder

1.
I am not a non-resident alien for purposes of U.S. income taxation.

2.
My U.S. taxpayer identification number (Social Security Number) is              .

3.
My home address is                        .

B.
Partnership, Corporation or Other Interestholder

1.
is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

2.
The interestholder's U.S. employer identification number is                        .

3.
The interestholder's office address and place of incorporation (if applicable) is                        .

        The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

        The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

        Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Assignee

Signature and Date

Title (if applicable)

        Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

Certification B-2
Complete Either A or B or C:

(a)
Individual Interestholder:

        I certify that I qualify as a Citizen of the United States (as defined in the Application for Transfer of Common Units to which this Certification is attached) because I am an individual:

  (i)
  who is a citizen of the United States, by birth, naturalization, as a derivative citizen or as otherwise authorized by law, and

  (ii)
  who is (x) free and clear of any trust or fiduciary obligation in favor of, or control, directly or indirectly, by, non-Citizens of the United States and (y) not employed by or financially dependent on a non-Citizen of the United States which is affiliated or associated in any manner with the Partnership or any partner thereof.

(b)
Corporation:

                                is a Citizen of the United States (as defined in the Application for Transfer of Common Units to which this Certification is attached) because it is a corporation:

  (i)
  that is organized or incorporated under the laws of the United States, or of a state of the United States or a political subdivision thereof, Guam, Puerto Rico, the Virgin Islands, American Samoa, the District of Columbia, the Northern Mariana Islands, or any other territory or possession of the United States (each a "State"),

  (ii)
  of which title to not less than 75% of its stock interest is beneficially owned by Persons who are Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States," free and clear of any trust or fiduciary obligation of any non-Citizens of the United States,

  (iii)
  of which not less than 75% of the voting power of the stock of such corporation entitled to vote is beneficially owned by Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States," free from any contract or understanding through which it is arranged that such voting power may be exercised directly or indirectly on behalf of non-Citizens of the United States,

  (iv)
  of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by non-Citizens of the United States,

  (v)
  whose chief executive officer (by whatever title), chairman of the board of directors and all officers authorized to act in the absence or disability of such Persons or otherwise dispose of or control any vessel are Citizens of the United States, and

  (vi)
  of which not more than a minority of the number of directors (or equivalent Persons) necessary to constitute a quorum are non-Citizens of the United States.

(c)
Partnership:

                                is a Citizen of the United States (as defined in the Application for Transfer of Common Units to which this Certification is attached) because it is a partnership:

  (i)
  that is organized under the laws of the United States or of a State,

  (ii)
  all general partners of which are Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States,"

  (iii)
  of which not less than a 75% equity interest and voting power is beneficially owned by and vested in, Persons who are Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States," free and clear of any trust or fiduciary obligation in favor of any non-Citizens of the United States and free from any contract or understanding through which it is arranged that such voting power may be exercised directly or indirectly on behalf of non-Citizens of the United States, and

  (iv)
  of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by non-Citizens of the United States.

(d)
Association:

                                is a Citizen of the United States (as defined in the Application for Transfer of Common Units to which this Certification is attached) because it is an association:

  (i)
  that is organized under the laws of the United States or of a State,

  (ii)
  of which 100% of the members are Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States,"

  (iii)
  whose chief executive officer (by whatever title), chairman of the board of directors (or equivalent committee or body) and all Persons authorized to act in the absence or disability of such Persons or otherwise dispose of or control any vessel are citizens of the United States,

  (iv)
  of which not less than 75% of the interest and voting power of such association is beneficially owned by Citizens of the United States, free and clear of any trust or fiduciary obligation in favor of any non-Citizens of the United States, and free from any contract or understanding through which it is arranged that such voting power may be exercised directly or indirectly on behalf of non-Citizens of the United States,

  (v)
  of which not more than a minority of the number of directors (or equivalent Persons) necessary to constitute a quorum are non-Citizens of the United States, and

  (vi)
  of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by non-Citizens of the United States.

(e)
Limited Liability Company:

                                is a Citizen of the United States (as defined in the Application for Transfer of Common Units to which this Certification is attached) because it is a limited liability company:

  (i)
  that is organized under the laws of the United States or of a State,

  (ii)
  of which 75% of the members are Citizens of the United States,

  (iii)
  of which not less than 75% of the membership interest is beneficially owned by Persons who are Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States,"

  (iv)
  whose chief executive officer (by whatever title), chairman of the board of directors (or equivalent committee or body) and all Persons authorized to act in the absence or disability of such Persons or otherwise dispose of or control any vessel are citizens of the United States,

  (v)
  of which not less than 75% of the voting power of such company entitled to vote is vested in Citizens of the United States, free and clear of any trust or fiduciary obligation, in favor of or on behalf of any non-Citizens of the United States, and free from any contract or understanding through which it is arranged that such voting power may be exercised directly or indirectly on behalf of non-Citizens of the United States,

  (vi)
  of which the managing member or manager (or equivalent Person), if such company's management is delegated to a single manager or managing member pursuant to its organizational agreement, is a citizen of the United States, or, if such company's management is conferred by its organizational agreement on several managers, a management committee or board of directors (or equivalent governing body), each manager having general management authority is a citizen of the United States and not more than a minority of the number of management committee members or directors (or equivalent Persons) necessary to constitute a quorum of such governing body are non-Citizens of the United States,

  (vii)
  of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by non-Citizens of the United States, and

  (viii)
  of which non-Citizens of the United States do not have authority within a management group, whether through veto power, combined voting, or otherwise, to exercise control over the limited liability company.

(f)
Joint Venture (if not an association or a partnership):

                                is a Citizen of the United States (as defined in the Application for Transfer of Common Units to which this Certification is attached) because it is a joint venture:

  (i)
  that is organized under the laws of the United States or of a State,

  (ii)
  of which 100% of the members are, or 100% of the equity is beneficially owned by Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States," free and clear of any trust or fiduciary obligation in favor of any non-Citizens of the United States, and

  (iii)
  of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by non-Citizens of the United States.

(g)
Trust:

                                is a Citizen of the United States (as defined in the Application for Transfer of Common Units to which this Certification is attached) because it is a trust:

  (i)
  that is domiciled in and existing under the laws of the United States or a State,

  (ii)
  all of the trustees of which are Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States,"

  (iii)
  of which not less than 75% of the equity interest is beneficially owned by Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States,"

  (iv)
  of which each beneficiary with an enforceable interest in the trust is a Citizen of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States," and

  (v)
  of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by non-Citizens of the United States.

        Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Assignee

Signature and Date

Title (if applicable)

Note:    If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or agent of any of the foregoing, the above certification shall be made both as to (a) such broker, dealer, bank, trust company, clearing corporation, other nominee owner or agent and (b) any person for whom the Assignee will hold the Common Units based on a similar certification from such beneficial owner.

APPENDIX B

APPLICATION FOR TRANSFER OF COMMON UNITS

        The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

        The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of U.S. Shipping Partners L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:

Social Security or other identifying number	Signature of Assignee

Purchase Price including commissions, if any	Name and Address of Assignee

Type of Entity (check one):
☐	Individual	☐	Partnership	☐	Corporation
☐	Trust	☐	Other (specify)
Nationality (for taxation purposes) (check one):
☐	U.S. Citizen, Resident or Domestic Entity
☐	Foreign Corporation	☐	Non-resident Alien

        If the U.S. Citizen, Resident or Domestic Entity box is checked, Certification B-1 must be completed.

        Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies as set forth in B-1 (or, if applicable, certifies the following on behalf of the interestholder).

Citizenship (for Maritime purposes—see Maritime Citizenship definitions below) (check one):
☐	Citizen of the United States
☐	Non-Citizen of the United States

        If a Citizen of the United States box is checked, Certification B-2 must be completed.

        Under Part 67 of Title 46 of the Code of Federal Regulations (CFR), the undersigned is deemed and defined a "Citizen of the United States" (for maritime purposes) if at all tiers of ownership and in both form and substance at each tier of ownership:

(a)
If the undersigned is an individual:

(i)
who is a citizen of the United States, by birth, naturalization, as a derivative citizen or as otherwise authorized by law, and

(ii)
who is (x) free and clear of any trust or fiduciary obligation in favor of, or control, directly or indirectly, by, non-Citizens of the United States and (y) not employed by or financially dependent on a non-Citizen of the United States which is affiliated or associated in any manner with the Partnership or any partner thereof; or

(b)
If the undersigned is a corporation:

(i)
that is organized or incorporated under the laws of the United States, or of a state of the United States or a political subdivision thereof, Guam, Puerto Rico, the Virgin Islands, American Samoa, the District of Columbia, the Northern Mariana Islands, or any other territory or possession of the United States (each a "State"),

(ii)
of which title to not less than 75% of its stock interest is beneficially owned by Persons who are Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States," free and clear of any trust or fiduciary obligation of any non-Citizens of the United States,

(iii)
of which not less than 75% of the voting power of the stock of such corporation entitled to vote is beneficially owned by Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States," free from any contract or understanding through which it is arranged that such voting power may be exercised directly or indirectly on behalf of non-Citizens of the United States,

(iv)
of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by non-Citizens of the United States,

(v)
whose chief executive officer (by whatever title), chairman of the board of directors and all officers authorized to act in the absence or disability of such Persons or otherwise dispose of or control any vessel are Citizens of the United States, and

(vi)
of which not more than a minority of the number of directors (or equivalent Persons) necessary to constitute a quorum are non-Citizens of the United States; or

(c)
If the undersigned is a partnership:

(i)
that is organized under the laws of the United States or of a State,

(ii)
all general partners of which are Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States,"

(iii)
of which not less than a 75% equity interest and voting power is beneficially owned by Persons who are Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States," free and clear of any trust or fiduciary obligation in favor of any non-Citizens of the United States and free from any contract or understanding through which it is arranged that such voting power may be exercised directly or indirectly on behalf of non-Citizens of the United States, and

(iv)
of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by non-Citizens of the United States; or

(d)
If the undersigned is an association:

(i)
that is organized under the laws of the United States or of a State,

(ii)
of which 100% of the members are Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States,"

(iii)
whose chief executive officer (by whatever title), chairman of the board of directors (or equivalent committee or body) and all Persons authorized to act in the absence or disability of such Persons or otherwise dispose of or control any vessel are citizens of the United States,

(iv)
of which not less than 75% of the interest and voting power of such association is beneficially owned by Citizens of the United States, free and clear of any trust or fiduciary obligation in favor of any non-Citizens of the United States, and free from any contract or understanding through which it is arranged that such voting power may be exercised directly or indirectly on behalf of non-Citizens of the United States,

(v)
of which not more than a minority of the number of directors (or equivalent Persons) necessary to constitute a quorum are non-Citizens of the United States, and

(vi)
of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by non-Citizens of the United States; or

(e)
If the undersigned is a limited liability company:

(i)
that is organized under the laws of the United States or of a State,

(ii)
of which 75% of the members are Citizens of the United States,

(iii)
of which not less than 75% of the membership interest is beneficially owned by Persons who are Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States,"

(iv)
whose chief executive officer (by whatever title), chairman of the board of directors (or equivalent committee or body) and all Persons authorized to act in the absence or disability of such Persons or otherwise dispose of or control any vessel are citizens of the United States,

(v)
of which not less than 75% of the voting power of such company entitled to vote is vested in Citizens of the United States, free and clear of any trust or fiduciary obligation, in favor of or on behalf of any non-Citizens of the United States, and free from any contract or understanding through which it is arranged that such voting power may be exercised directly or indirectly on behalf of non-Citizens of the United States,

(vi)
of which the managing member or manager (or equivalent Person), if such company's management is delegated to a single manager or managing member pursuant to its organizational agreement, is a citizen of the United States, or, if such company's management is conferred by its organizational agreement on several managers, a management committee or board of directors (or equivalent governing body), each manager having general management authority is a citizen of the United States and not more than a minority of the number of management committee members or directors (or equivalent Persons) necessary to constitute a quorum of such governing body are non-Citizens of the United States,

(vii)
of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by non-Citizens of the United States, and

(viii)
of which non-Citizens of the United States do not have authority within a management group, whether through veto power, combined voting, or otherwise, to exercise control over the limited liability company; or

(f)
If the undersigned is a joint venture (if not an association or a partnership):

(i)
that is organized under the laws of the United States or of a State,

(ii)
of which 100% of the members are, or 100% of the equity is beneficially owned by Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States," free and clear of any trust or fiduciary obligation in favor of any non-Citizens of the United States, and

(iii)
of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by non-Citizens of the United States; or

(g)
If the undersigned is a trust:

(i)
that is existing under the laws of the United States or a State,

(ii)
all of the trustees of which are Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States,"

(iii)
of which not less than 75% of the equity interest is beneficially owned by Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States,"

(iv)
of which each beneficiary with an enforceable interest in the trust is a Citizen of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States," and

(v)
of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by non-Citizens of the United States.

Certification B-1
Complete Either A or B:

A.
Individual Interestholder

1.
I am not a non-resident alien for purposes of U.S. income taxation.

2.
My U.S. taxpayer identification number (Social Security Number) is              .

3.
My home address is                        .

B.
Partnership, Corporation or Other Interestholder

1.
is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

2.
The interestholder's U.S. employer identification number is                        .

3.
The interestholder's office address and place of incorporation (if applicable) is                        .

        The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

        The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

        Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Assignee

Signature and Date

Title (if applicable)

        Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

Certification B-2
Complete Either A or B or C:

(a)
Individual Interestholder:

        I certify that I qualify as a Citizen of the United States (as defined in the Application for Transfer of Common Units to which this Certification is attached) because I am an individual:

  (i)
  who is a citizen of the United States, by birth, naturalization, as a derivative citizen or as otherwise authorized by law, and

  (ii)
  who is (x) free and clear of any trust or fiduciary obligation in favor of, or control, directly or indirectly, by, non-Citizens of the United States and (y) not employed by or financially dependent on a non-Citizen of the United States which is affiliated or associated in any manner with the Partnership or any partner thereof.

(b)
Corporation:

                                is a Citizen of the United States (as defined in the Application for Transfer of Common Units to which this Certification is attached) because it is a corporation:

  (i)
  that is organized or incorporated under the laws of the United States, or of a state of the United States or a political subdivision thereof, Guam, Puerto Rico, the Virgin Islands, American Samoa, the District of Columbia, the Northern Mariana Islands, or any other territory or possession of the United States (each a "State"),

  (ii)
  of which title to not less than 75% of its stock interest is beneficially owned by Persons who are Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States," free and clear of any trust or fiduciary obligation of any non-Citizens of the United States,

  (iii)
  of which not less than 75% of the voting power of the stock of such corporation entitled to vote is beneficially owned by Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States," free from any contract or understanding through which it is arranged that such voting power may be exercised directly or indirectly on behalf of non-Citizens of the United States,

  (iv)
  of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by non-Citizens of the United States,

  (v)
  whose chief executive officer (by whatever title), chairman of the board of directors and all officers authorized to act in the absence or disability of such Persons or otherwise dispose of or control any vessel are Citizens of the United States, and

  (vi)
  of which not more than a minority of the number of directors (or equivalent Persons) necessary to constitute a quorum are non-Citizens of the United States.

(c)
Partnership:

                                is a Citizen of the United States (as defined in the Application for Transfer of Common Units to which this Certification is attached) because it is a partnership:

  (i)
  that is organized under the laws of the United States or of a State,

  (ii)
  all general partners of which are Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States,"

  (iii)
  of which not less than a 75% equity interest and voting power is beneficially owned by Persons who are Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States," free and clear of any trust or fiduciary obligation in favor of any non-Citizens of the United States and free from any contract or understanding through which it is arranged that such voting power may be exercised directly or indirectly on behalf of non-Citizens of the United States, and

  (iv)
  of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by non-Citizens of the United States.

(d)
Association:

                                is a Citizen of the United States (as defined in the Application for Transfer of Common Units to which this Certification is attached) because it is an association:

  (i)
  that is organized under the laws of the United States or of a State,

  (ii)
  of which 100% of the members are Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States,"

  (iii)
  whose chief executive officer (by whatever title), chairman of the board of directors (or equivalent committee or body) and all Persons authorized to act in the absence or disability of such Persons or otherwise dispose of or control any vessel are citizens of the United States,

  (iv)
  of which not less than 75% of the interest and voting power of such association is beneficially owned by Citizens of the United States, free and clear of any trust or fiduciary obligation in favor of any non-Citizens of the United States, and free from any contract or understanding through which it is arranged that such voting power may be exercised directly or indirectly on behalf of non-Citizens of the United States,

  (v)
  of which not more than a minority of the number of directors (or equivalent Persons) necessary to constitute a quorum are non-Citizens of the United States, and

  (vi)
  of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by non-Citizens of the United States.

(e)
Limited Liability Company:

                                is a Citizen of the United States (as defined in the Application for Transfer of Common Units to which this Certification is attached) because it is a limited liability company:

  (i)
  that is organized under the laws of the United States or of a State,

  (ii)
  of which 75% of the members are Citizens of the United States,

  (iii)
  of which not less than 75% of the membership interest is beneficially owned by Persons who are Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States,"

  (iv)
  whose chief executive officer (by whatever title), chairman of the board of directors (or equivalent committee or body) and all Persons authorized to act in the absence or disability of such Persons or otherwise dispose of or control any vessel are citizens of the United States,

  (v)
  of which not less than 75% of the voting power of such company entitled to vote is vested in Citizens of the United States, free and clear of any trust or fiduciary obligation, in favor of or on behalf of any non-Citizens of the United States, and free from any contract or understanding through which it is arranged that such voting power may be exercised directly or indirectly on behalf of non-Citizens of the United States,

  (vi)
  of which the managing member or manager (or equivalent Person), if such company's management is delegated to a single manager or managing member pursuant to its organizational agreement, is a citizen of the United States, or, if such company's management is conferred by its organizational agreement on several managers, a management committee or board of directors (or equivalent governing body), each manager having general management authority is a citizen of the United States and not more than a minority of the number of management committee members or directors (or equivalent Persons) necessary to constitute a quorum of such governing body are non-Citizens of the United States,

  (vii)
  of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by non-Citizens of the United States, and

  (viii)
  of which non-Citizens of the United States do not have authority within a management group, whether through veto power, combined voting, or otherwise, to exercise control over the limited liability company.

(f)
Joint Venture (if not an association or a partnership):

                                is a Citizen of the United States (as defined in the Application for Transfer of Common Units to which this Certification is attached) because it is a joint venture:

  (i)
  that is organized under the laws of the United States or of a State,

  (ii)
  of which 100% of the members are, or 100% of the equity is beneficially owned by Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States," free and clear of any trust or fiduciary obligation in favor of any non-Citizens of the United States, and

  (iii)
  of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by non-Citizens of the United States.

(g)
Trust:

                                is a Citizen of the United States (as defined in the Application for Transfer of Common Units to which this Certification is attached) because it is a trust:

  (i)
  that is existing under the laws of the United States or a State,

  (ii)
  all of the trustees of which are Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States,"

  (iii)
  of which not less than 75% of the equity interest is beneficially owned by Citizens of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States,"

  (iv)
  of which each beneficiary with an enforceable interest in the trust is a Citizen of the United States, as defined under the relevant clause (a)-(g) of this definition of "Citizen of the United States," and

  (v)
  of which there are no other means by which direct or indirect control is conferred upon or permitted to be exercised by non-Citizens of the United States.

        Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Assignee

Signature and Date

Title (if applicable)

Note:    If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or agent of any of the foregoing, the above certification shall be made both as to (a) such broker, dealer, bank, trust company, clearing corporation, other nominee owner or agent and (b) any person for whom the Assignee will hold the Common Units based on a similar certification from such beneficial owner.

APPENDIX C

GLOSSARY OF TERMS

Adjusted basic surplus:	For any period, basic surplus generated during that period is adjusted to:
(a) decrease basic surplus by:
(1) any net increase in working capital borrowings with respect to that period; and
(2) any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; and
(b) increase basic surplus by:
(1) any net decrease in working capital borrowings with respect to that period; and
(2) any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.
Adjusted basic surplus does not include that portion of basic surplus included in clauses (a)(1) and (a)(2) of the definition of basic surplus.
ATB:	Articulated tug barge unit.
Available cash:	For any quarter ending prior to liquidation:
(a) the sum of:
(1) all cash and cash equivalents of U.S. Shipping Partners and its subsidiaries on hand at the end of that quarter; and

(2) all additional cash and cash equivalents of U.S. Shipping Partners and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;
(b) less the amount of cash reserves established by our general partner to:

(1) provide for the proper conduct of the business of U.S. Shipping Partners and its subsidiaries (including reserves for future capital expenditures and for future credit needs of U.S. Shipping Partners and its subsidiaries) after that quarter;
(2) comply with applicable law or any debt instrument or other agreement or obligation to which U.S. Shipping Partners or any of its subsidiaries is a party or its assets are subject; and
(3) provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

provided, however, that the general partner may not establish cash reserves for distributions on the subordinated units unless our general partner has determined that the establishment of reserves will not prevent U.S. Shipping Partners from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon with respect to that quarter; and

provided, further, that disbursements made by U.S. Shipping Partners or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if our general partner so determines.
Average daily rate:
The net voyage revenue earned by a tank vessel or group of tank vessels during a defined period, divided by the total number of days actually worked by that tank vessel or group of tank vessels during that period.
Basic surplus:	For any period prior to liquidation, on a cumulative basis and without duplication:
(a) the sum of
(1) $10.0 million;
(2) all the cash of U.S. Shipping Partners and its subsidiaries on hand as of the closing date of its initial public offering;
(3) all cash receipts of U.S. Shipping Partners and its subsidiaries for the period beginning on the closing date of the initial public offering and ending with the last day of that period including all amounts received from them pursuant to the Hess support agreement but excluding (x) cash from borrowings, other than working capital borrowings and the tax loan from our general partner, (y) sales of equity and debt securities and (z) sales or other dispositions of assets outside the ordinary course of business, other than cash receipts from interim capital transactions;
(4) all cash receipts of U.S. Shipping Partners and its subsidiaries after the end of that period but on or before the date of determination of basic surplus for the period resulting from working capital borrowings;
(5) interest paid on debt incurred and cash distributions paid on equity securities issued, in each case, to finance all or any portion of the construction of a capital improvement or replacement asset during the period prior to the earlier of the completion of construction or being abandoned or disposed of; and
(6) interest paid on debt incurred and cash distributions paid on equity securities issued, in each case, to pay the construction period interest, or to pay construction period distributions on equity issued to finance all or any portion of the construction of a capital improvement or replacement asset as described in (5) above, less

(b) the sum of:

(1) operating expenditures for the period beginning on the closing date of the initial public offering and ending with the last day of that period, including all amounts paid to Hess pursuant to the Hess support agreement, estimated maintenance capital expenditures, the repayment of working capital borrowings and the repayment of the tax loan from our general partner, but not (x) the repayment of other borrowings or (y) expenditures incurred in connection with the expansion or increase in the transportation capacity of our fleet; and
(2) the amount of cash reserves established by our general partner to provide funds for future operating expenditures; provided however, that disbursements made (including contributions to a member of U.S. Shipping Partners and its subsidiaries or disbursements on behalf of a member of U.S. Shipping Partners and its subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining basic surplus, within that period if the general partner so determines.
Barrel:	One barrel of petroleum products equals 42 U.S. gallons.
Barrel-carrying capacity:	The number of barrels of refined product that it takes to fill a vessel.
Capital account:
The capital account maintained for a partner under the partnership agreement. The capital account in respect of a general partner interest, a common unit, a subordinated unit, an incentive distribution right or other partnership interest will be the amount which that capital account would be if that general partner interest, common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in U.S. Shipping Partners held by a partner.
Capital surplus:
All available cash distributed by us from any source will be treated as distributed from basic surplus until the sum of all available cash distributed since the closing of the initial public offering equals the basic surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.
Cargo:	The type of commodity transported by a vessel.
Charter:	A contract for the usage of a vessel.
Charterer:	An entity that contracts with an owner for the usage of the owner's vessels.
Class A subordination period:	Will generally extend from the closing date of the offering until the first to occur of:
(a) the first day of any quarter beginning after December 31, 2009 in respect of which (i) (A) distributions of available cash from basic surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distribution on all outstanding common units and subordinated units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date and (B) the adjusted basic surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded the sum of the minimum quarterly distribution on all of the common units and subordinated units that were outstanding during such periods on a fully diluted basis, plus the related distribution on the general partner interest during such periods and (ii) there are no outstanding cumulative common unit arrearages; and

(b) the date on which the general partner is removed as general partner of the partnership upon the requisite vote by holders of outstanding units under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of such removal;
provided, however, class A subordinated units may convert into common units as described in "Cash Distribution Policy—Subordination Periods."
Class B subordination period:	Will generally extend from the closing date of the offering until the first to occur of:
(a) the first day of any quarter beginning after December 31, 2010 in respect of which (i) (A) distributions of available cash from basic surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distribution on all outstanding common units and subordinated units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date and (B) the adjusted basic surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded the sum of the minimum quarterly distribution on all of the common units and subordinated units that were outstanding during such periods on a fully diluted basis, plus the related distribution on the general partner interest during such periods and (ii) there are no outstanding cumulative common unit arrearages; and
(b) the date on which the general partner is removed as general partner of the partnership upon the requisite vote by holders of outstanding units under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of such removal;
provided, however, class B subordinated units may convert into common units as described in "Cash Distribution Policy—Subordination Periods."
Clean oil products:	Clean oil products include motor gasoline, distillate fuel oil (such as diesel fuel, heating oils and industrial oils), jet fuel, and kerosene.

Closing price:
The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, as reported in the principal consolidated transaction reporting system for securities listed on the principal national securities exchange (other than the Nasdaq Stock Market) on which the units of that class are listed. If the units of that class are not listed on any national securities exchange (other than the Nasdaq Stock Market), the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq Stock Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by our general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our general partner.
Coastwise trade:
With respect to U.S. Shipping Partners, trade generally comprising voyages of between 200 and 1,000 miles by U.S. Shipping Partners' vessels with greater than 350,000 barrels of barrel-carrying capacity. Generally, these voyages originate from the Gulf Coast to points as far north as Canada and as far south as Cape Hatteras and from points within the Gulf Coast region to other points within that region or to the Northeast.
Common unit arrearage:
The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from basic surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.
Consecutive voyage charter:
A variation of a voyage charter. Under this arrangement, the vessel owner and the charterer agree that consecutive voyages will be performed for a specified period of time. Under a consecutive voyage charter, the charterer pays for idle time.
Contract of affreightment:	A contract to provide transportation services for products over a specified trade route.
Current market price:	For any class of units listed on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.
Days worked:	Total vessel days less drydocking days and days off-hire.
Deadweight tonnage:
The number of long-tons of 2,240 pounds that a vessel can transport of cargo, stores and bunker fuel. A deadweight ton is equivalent to approximately 6.5 to 7.5 barrels of capacity, depending on the specific gravity of the cargo. In this prospectus, we have assumed that a deadweight ton is 7.0 barrels of capacity.
Drydocking days:
Days designated for the inspection and survey of vessels, and resulting maintenance work, as required by the U.S. Coast Guard and the American Bureau of Shipping to maintain the vessels' qualification to work in the U.S. coastwise trade.

dwt:	Deadweight tons.
EBITDA:	Earning before interest, taxes, depreciation and amortization.
Estimated maintenance capital expenditures:
An estimate made by the board of directors of our general partner, with the concurrence of the conflicts committee, of the average quarterly maintenance capital expenditures that U.S. Shipping Partners will incur over the long term. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of maintenance capital expenditures on a long-term basis.
Expansion capital expenditures:
Cash capital expenditures for acquisitions or capital improvements. Expansion capital expenditures include the cash cost of debt and equity capital during the construction of a capital asset. Expansion capital expenditures do not include maintenance capital expenditures.
GAAP:	Generally accepted accounting principles in the United States.
General and administrative expenses:	General and administrative expenses consist of employment costs of shoreside staff and cost of facilities, as well as legal, audit and other administrative costs.
Gross tonnage:	The total volume capacity of the interior space of a vessel, including non-cargo space, using a convention of 100 cubic feet per gross ton.
Hulls:
The body or framework of a vessel. Vessels can have more than one hull, which means they have additional compartments between the cargo and the outside of the vessel. Typical vessels are single- or double-hulled.
Incentive distribution right:
A non-voting limited partner partnership interest issued to the general partner. The partnership interest will confer upon its holder only the rights and obligations specifically provided in the partnership agreement for incentive distribution rights.
Incentive distributions:	The distributions of available cash from basic surplus initially made to the general partner that are in excess of the general partner's aggregate 2% general partner interest.
Interim capital transactions:	The following transactions if they occur prior to liquidation:
(a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than working capital borrowings, our tax payment loan from our general partner and other than for items purchased on open account in the ordinary course of business) by U.S. Shipping Partners or any of its subsidiaries;
(b) sales of equity interests by U.S. Shipping Partners or any of its subsidiaries; or
(c) sales or other voluntary or involuntary dispositions of any assets of U.S. Shipping Partners or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements).

ITB:	Integrated tug barge unit.
Jones Act:
The U.S. federal statutes that govern the registration, ownership and operation of vessels documented to engage in the coastwise trade of the United States found primarily at 46 U.S.C. §12106, 46 App. U.S.C. §§802, 803 and 883 and all regulations relating thereto.
Maintenance capital expenditures:
Cash capital expenditures (including expenditures for the addition or improvement to our capital assets or for the acquisition of existing, or the construction of new, capital assets) if such expenditure is made to maintain, including over the long term, the operating capacity of U.S. Shipping Partners' capital assets, as such assets existed at the time of such expenditure. Maintenance capital expenditures include the cash cost of debt and equity capital during the construction of a capital asset. Maintenance capital expenditures do not include expansion capital expenditures.
Net utilization:
A percentage equal to the total number of days actually worked by a vessel or group of vessels during a defined period, divided by the number of calendar days in the period multiplied by the total number of tank vessels operating or in drydock during that period.
Net voyage revenue:	This type of revenue is equal to voyage revenue less voyage expenses.
OPA 90:	The Oil Pollution Act of 1990, as amended.
Operating expenditures:
All expenditures of U.S. Shipping Partners and its subsidiaries, including, but not limited to, taxes, reimbursements of the general partner, repayment of working capital borrowings and the tax loan from our general partner, debt service payments and capital expenditures, subject to the following:

(a) Payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings and the tax loan from our general partner will not constitute operating expenditures.
(b) Operating expenditures will not include expansion capital expenditures or actual maintenance capital expenditures but will include estimated maintenance capital expenditures.
(c) Operating expenditures will not include:
(1) payment of transaction expenses relating to interim capital transactions; or
(2) distributions to partners.

Where capital expenditures are made in part for acquisitions or for capital improvements and in part for other purposes, the general partner, with the approval of the conflicts committee, shall determine the allocation between the amounts paid for each and, with respect to the part of such capital expenditures made for other purposes, the period over which the capital expenditures made for other purposes will be deducted as an operating expenditure in calculating basic surplus.

Scheduled drydocking:
Days designated for the inspection and survey of tank vessels, and resulting maintenance work, as required by the U.S. Coast Guard and the American Bureau of Shipping to maintain the vessels' qualification to work in the U.S. coastwise trade.
Subordinated units:	Class A subordinated units and class B subordinated units
Subordination period:	The class A subordination period or class B subordination period.
Time charter:	A contract to charter a vessel for a fixed period of time at a set daily rate.
Time charter equivalent:	Net voyage revenue earned by a vessel during a defined period, divided by the total number of days worked by a vessel or group of vessels during a defined period.
Tonnage:	The volume capacity of a vessel determined by subtracting the engine room, crew quarters, stores and navigation space from the gross tonnage using a convention of 100 cubic feet per net ton.
Total vessel days:	Total vessel days are equal to the number of calendar days in the period multiplied by the total number of vessels operating or in drydock during that period.
Ullaging	The method of gauging the contents of a tank by measuring the distance from the surface of the liquid to the top of the tank.
Units:	Refers to both common units and subordinated units.
Usable capacity:	The actual cargo capacity of a vessel, after giving effect to any draft clearance limits that reduce the ability of a vessel to enter or leave port with a full load.
U.S. flag vessel:	A vessel documented under the laws of the United States.
Voyage charter:	A contract to carry a specific cargo from a load port to a discharge port for a fixed dollar amount.
Vessel operating expenses:	U.S. Shipping Partners' vessel operating expenses are primarily a function of fleet size and utilization levels. The most significant direct vessel operating expenses are wages paid to vessel crews, routine maintenance and repairs and marine insurance.
Voyage expenses:	Expenses associated with U.S. Shipping Partners' performance under spot charters and contracts of affreightment, which are paid by U.S. Shipping Partners, as vessel operator. Voyage expenses include items such as fuel, port charters, pilot fees, tank cleaning costs and canal tolls, which are unique to a particular voyage.
Voyage revenue:	This type of revenue includes revenue from time charters, contracts of affreightment, consecutive voyage charters and spot charters, where charterer pays the vessel operating expenses. Voyage revenue is impacted by changes in charter and utilization rates and by the mix of business among these types of contracts.
Working capital borrowings:	Borrowings used exclusively for working capital purposes or to pay distributions to partners made pursuant to a credit agreement or other arrangement to the extent such borrowings are required to be reduced to a relatively small amount each year for an economically meaningful period of time.

APPENDIX D

ESTIMATED AVAILABLE CASH FOR DISTRIBUTION

        The following table shows the calculation of estimated available cash for distribution and should be read in conjunction with "Available Cash for Distribution," the United States Shipping Master LLC historical financial statements, and the U.S. Shipping Partners L.P. unaudited pro forma financial statements.

	Year Ended December 31, 2003	Six Months Ended June 30, 2004
	(in thousands)
Pro forma net income	$7,423	$3,153
Add:
Pro forma depreciation and amortization	17,921	11,521
Pro forma interest expense, net	5,289	2,914
Pro forma provision for income taxes	(1,304)	(446)
Pro forma interest income	(136)	(107)

Pro forma EBITDA (a)	29,193	17,035
Add:
Pro forma advances from Hess under support agreement	5,326	2,549
Pro forma other income, net	136	107
Pro forma loss on debt extinguishment	0	3,167
Less:
Pro forma cash interest paid	4,653	2,596
Pro forma maintenance capital expenditures	12,448	—

Pro forma available cash for distribution	17,554	20,262
Less:
Estimated additional maintenance capital expenditures (b)	2,497	8,177

Estimated available cash for distribution (c)(d)	$15,057	$12,085

(a)
EBITDA is defined as earnings before interest, taxes, depreciation and amortization.

(b)
Our partnership agreement requires us to subtract an estimate of the average quarterly maintenance capital expenditures necessary to maintain the operating capacity of our capital assets, including over the long term, as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures for 2003 and the first half of 2004 is pro rated to reflect that we acquired the Chemical Pioneer in May 2003 and acquired the Charleston in April 2004.

(c)
The pro forma adjustments in the pro forma financial statements are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present the financial position or results of operations of U.S. Shipping Partners had the transactions to be effected at the closing of this offering actually been completed as of the date indicated. Furthermore, the pro forma financial statements are based on accrual accounting concepts whereas available cash for distribution is determined primarily on a cash accounting basis. As a consequence, the amount of estimated available cash for distribution shown above should be viewed only as a general indication of the amounts of available cash for distribution that may in fact have been generated by U.S. Shipping Partners had it been formed in earlier periods.

D-1

(d)
The amounts of available cash from basic surplus needed to pay the minimum quarterly distribution for one quarter and for four quarters on the common units, subordinated units and the 2% general partner interest to be outstanding immediately after this offering are approximately:

	One Quarter	Four Quarters
	(in thousands)
Common units	$3,105	$12,420
Class A subordinated units	2,373	9,490
Class B subordinated units	732	2,930

General partner	127	507

Total	$6,337	$25,347

        The amount of estimated available cash for distribution generated during the year ended December 31, 2003 and the six months ended June 30, 2004 would not have been sufficient to allow us to pay the full minimum quarterly distribution on all the common units and subordinated units.

D-2

U.S. Shipping Partners L.P.

6,000,000 Common Units
Representing Limited Partner Interests

P R O S P E C T U S

            , 2004

Joint Book-Running Managers
Citigroup
Lehman Brothers

Co-Lead Manager
UBS Investment Bank

KeyBanc Capital Markets
Raymond James

Until              , 2004 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$19,731
NASD filing fee	16,073
NYSE listing fee	150,000
Printing and engraving expenses	1,000,000
Fees and expenses of legal counsel	1,125,000
Accounting fees and expenses	650,000
Transfer agent and registrar fees	35,000
Miscellaneous	80,196

Total	$3,075,000

 Item 14. Indemnification of Directors and Officers.

        The section of the prospectus entitled "The Partnership Agreement—Indemnification" is incorporated herein by this reference. Reference is also made to the Underwriting Agreement filed as Exhibit 1.1 to this registration statement. Subject to any terms, conditions or restrictions set forth in the Partnership Agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

Item 15. Recent Sales of Unregistered Securities.

        On August 9, 2004, in connection with the formation of the partnership, U.S. Shipping Partners L.P. issued to (i) U.S. Shipping General Partner LLC the 2% general partner interest in the partnership for $40 and (ii) United States Shipping Master LLC the 98% limited partner interest in the partnership for $1,960 in an offering exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16. Exhibits

        The following documents are filed as exhibits to this registration statement:

Exhibit Number		Description
1.1**	—	Form of Underwriting Agreement
3.1**	—	Certificate of Limited Partnership of U.S. Shipping Partners L.P.
3.2**	—	Form of Amended and Restated Agreement of Limited Partnership of U.S. Shipping Partners L.P. (included as Appendix A to the Prospectus)
3.3**	—	Certificate of Formation of US Shipping General Partner LLC
3.4**	—	Form of Amended and Restated Limited Liability Company Agreement of US Shipping General Partner LLC
5.1	—	Opinion of Fulbright & Jaworski L.L.P. as to the legality of the securities being registered
8.1**	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10.1**	—	Amended and Restated Credit Agreement, dated as of April 13, 2004, among United States Shipping Master LLC, United States Shipping LLC, United States Chemical Shipping LLC, ITB Baltimore LLC, ITB Groton LLC, ITB Jacksonville LLC, ITB Mobile LLC, ITB New York LLC, ITB Philadelphia LLC, USS Chartering LLC, USS Vessel Management Inc., USS Transport LLC, USCS Chemical Chartering LLC, USCS Chemical Transport LLC, USCS Chemical Pioneer LLC, USCS Charleston LLC, Canadian Imperial Bank of Commerce, National City Bank and the various lenders thereto.
10.2**	—	Form of Contribution, Conveyance and Assumption Agreement
10.3**	—	Form of U.S. Shipping Partners L.P. Long-Term Incentive Plan
10.4**	—	Form of U.S. Shipping Partners L.P. Annual Incentive Plan
10.5**	—	Form of Omnibus Agreement
10.6†**	—	Support Agreement dated as of September 13, 2002 between Amerada Hess Corporation and USS Chartering LLC
10.7**	—	Professional Services Agreement, dated as of September 13, 2002 by and among Sterling Investment Partners Advisors, LLC, United States Shipping LLC and USS Vessel Management Inc.
10.8**	—	Professional Services Agreement, dated as of May 6, 2003, by and among Sterling Investment Partners Advisors, LLC and United States Chemical Shipping LLC.
10.9**	—	Employment Agreement dated as of September 13, 2002 between Paul B. Gridley and USS Vessel Management Inc.
10.10**	—	Employment Agreement dated as of September 13, 2002 between Joseph P. Gehegan and USS Vessel Management Inc.
10.11**	—	Employment Agreement dated as of September 13, 2002 between Calvin G. Chew and USS Vessel Management Inc.
10.12**	—	Employment Agreement dated as of September 13, 2002 between Alan Colletti and USS Vessel Management Inc.
10.13**	—	Employment Agreement dated as of September 13, 2002 between Jeffrey M. Miller and USS Vessel Management Inc.

10.14**	—	Employment Agreement dated as of September 13, 2002 between Albert E. Bergeron and USS Vessel Management Inc.
10.15**	—	Form of Employee Unit Purchase Plan
10.16*	—	Form of Second Amended and Restated Credit Agreement
21.1**	—	List of Subsidiaries of U.S. Shipping Partners L.P.
23.1	—	Consent of PricewaterhouseCoopers LLP
23.2	—	Consent of Fulbright & Jaworski L.L.P. (contained in Exhibit 5.1)
23.3**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
23.4**	—	Consent of Wilson Gillette & Co.
24.1**	—	Powers of Attorney
24.2**	—	Power of Attorney for Ronald L. O'Kelley
24.3	—	Power of Attorney for Joseph P. Gehegan

*
To be filed by amendment.

**
Previously filed.

†
Confidential treatment was granted for omitted portions.

Item 17. Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described above in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 22, 2004.

U.S. SHIPPING PARTNERS L.P.
By:	US Shipping General Partner LLC, its General Partner
By:	/s/ PAUL B. GRIDLEY
	Name:	Paul B. Gridley
	Title:	Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ PAUL B. GRIDLEY Paul B. Gridley	Chairman, Chief Executive Officer and Director (principal executive officer)	October 22, 2004
/s/ ALBERT E. BERGERON Albert E. Bergeron	Vice President – Chief Financial Officer (principal financial and accounting officer)	October 22, 2004
* Joseph P. Gehegan	Director	October 22, 2004
* William M. Kearns, Jr.	Director	October 22, 2004
* M. William Macey, Jr.	Director	October 22, 2004
* Douglas L. Newhouse	Director	October 22, 2004
* Ronald L. O'Kelley	Director	October 22, 2004
*By: /s/ PAUL B. GRIDLEY Paul B. Gridley as Attorney-in-fact

EXHIBIT INDEX

Exhibit Number			Description
1.1	**	—	Form of Underwriting Agreement
3.1	**	—	Certificate of Limited Partnership of U.S. Shipping Partners L.P.
3.2	**	—	Form of Amended and Restated Agreement of Limited Partnership of U.S. Shipping Partners L.P. (included as Appendix A to the Prospectus)
3.3	**	—	Certificate of Formation of US Shipping General Partner LLC
3.4	**	—	Form of Amended and Restated Limited Liability Company Agreement of US Shipping General Partner LLC
5.1		—	Opinion of Fulbright & Jaworski L.L.P. as to the legality of the securities being registered
8.1	**	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10.1	**	—
Amended and Restated Credit Agreement, dated as of April 13, 2004, among United States Shipping Master LLC, United States Shipping LLC, United States Chemical Shipping LLC, ITB Baltimore LLC, ITB Groton LLC, ITB Jacksonville LLC, ITB Mobile LLC, ITB New York LLC, ITB Philadelphia LLC, USS Chartering LLC, USS Vessel Management Inc., USS Transport LLC, USCS Chemical Chartering LLC, USCS Chemical Transport LLC, USCS Chemical Pioneer LLC, USCS Charleston LLC, Canadian Imperial Bank of Commerce, National City Bank and the various lenders thereto.
10.2	**	—	Form of Contribution, Conveyance and Assumption Agreement
10.3	**	—	Form of U.S. Shipping Partners L.P. Long-Term Incentive Plan
10.4	**	—	Form of U.S. Shipping Partners L.P. Annual Incentive Plan
10.5	**	—	Form of Omnibus Agreement
10.6	†**	—	Support Agreement dated as of September 13, 2002 between Amerada Hess Corporation and USS Chartering LLC
10.7	**	—	Professional Services Agreement, dated as of September 13, 2002 by and among Sterling Investment Partners Advisors, LLC, United States Shipping LLC and USS Vessel Management Inc.
10.8	**	—	Professional Services Agreement, dated as of May 6, 2003, by and among Sterling Investment Partners Advisors, LLC and United States Chemical Shipping LLC.
10.9	**	—	Employment Agreement dated as of September 13, 2002 between Paul B. Gridley and USS Vessel Management Inc.
10.10	**	—	Employment Agreement dated as of September 13, 2002 between Joseph P. Gehegan and USS Vessel Management Inc.
10.11	**	—	Employment Agreement dated as of September 13, 2002 between Calvin G. Chew and USS Vessel Management Inc.

10.12	**	—	Employment Agreement dated as of September 13, 2002 between Alan Colletti and USS Vessel Management Inc.
10.13	**	—	Employment Agreement dated as of September 13, 2002 between Jeffrey M. Miller and USS Vessel Management Inc.
10.14	**	—	Employment Agreement dated as of September 13, 2002 between Albert E. Bergeron and USS Vessel Management Inc.
10.15	**	—	Form of Employee Unit Purchase Plan
10.16	*	—	Form of Second Amended and Restated Credit Agreement
21.1	**	—	List of Subsidiaries of U.S. Shipping Partners L.P.
23.1		—	Consent of PricewaterhouseCoopers LLP
23.2		—	Consent of Fulbright & Jaworski L.L.P. (contained in Exhibit 5.1)
23.3	**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
23.4	**	—	Consent of Wilson Gillette & Co.
24.1	**	—	Powers of Attorney
24.2	**	—	Power of Attorney for Ronald L. O'Kelley
24.3		—	Power of Attorney for Joseph P. Gehegan

*
To be filed by amendment.

**
Previously filed.

†
Confidential treatment was granted for omitted portions.

QuickLinks

PROSPECTUS SUMMARY
U.S. Shipping Partners L.P.
The Transactions
The Offering
Summary of Conflicts of Interest and Fiduciary Duties
Summary Historical and Pro Forma Financial and Operating Data
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
DILUTION
CASH DISTRIBUTION POLICY
AVAILABLE CASH FOR DISTRIBUTION
SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW OF OUR INDUSTRY
Transportation of Petroleum Products by Mode: 2002 (based on billions of ton-miles)
Average Daily Consumption of Petroleum Products, 1985 – 2003 and Forecasts
Average Daily Consumption of Petroleum Products
Historical Chemical Shipments—Gulf Coast to East Coast
OPA 90 Phase-Out Schedule—Tank Vessels Over 30,000 dwt
Large Chemical Tankers in Jones Act Coastwise Trade
BUSINESS
MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
CONFLICTS OF INTEREST AND FIDUCIARY DUTIES
DESCRIPTION OF THE COMMON UNITS
DESCRIPTION OF THE SUBORDINATED UNITS
THE PARTNERSHIP AGREEMENT
UNITS ELIGIBLE FOR FUTURE SALE
MATERIAL TAX CONSEQUENCES
INVESTMENT IN U.S. SHIPPING PARTNERS L.P. BY EMPLOYEE BENEFIT PLANS
UNDERWRITING
VALIDITY OF THE COMMON UNITS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDUSTRY DATA
FORWARD-LOOKING STATEMENTS
INDEX TO FINANCIAL STATEMENTS
INTRODUCTION TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
U.S. Shipping Partners L.P. Unaudited Pro Forma Consolidated Balance Sheet (dollars in thousands)
U.S. Shipping Partners L.P. Unaudited Pro Forma Consolidated Statement of Operations (dollars in thousands except per unit amounts)
U.S. Shipping Partners L.P. Unaudited Pro Forma Consolidated Statement of Operations (dollars in thousands except per unit amounts)
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
United States Shipping Master LLC Consolidated Balance Sheets December 31, 2002 and 2003 and June 30, 2004 (unaudited) (dollars in thousands)
United States Shipping Master LLC Consolidated Statements of Operations and Comprehensive Income Period July 16, 2002 (Inception) Through December 31, 2002, Year Ended December 31, 2003 and Six Months Ended June 30, 2003 (unaudited) and 2004 (unaudited) (dollars in thousands)
United States Shipping Master LLC Consolidated Statements of Changes in Members' Equity Period July 16, 2002 (Inception) Through December 31, 2002, Year Ended December 31, 2003 and Six Months Ended June 30, 2004 (unaudited) (dollars in thousands)
United States Shipping Master LLC Consolidated Statements of Cash Flows Period July 16, 2002 (Inception) Through December 31, 2002, Year Ended December 31, 2003 and Six Months Ended June 30, 2003 (unaudited) and 2004 (unaudited) (dollars in thousands)
United States Shipping Master LLC Notes to Consolidated Financial Statements Period July 16, 2002 (Inception) Through December 31, 2002, Year Ended December 31, 2003 and Six Months Ended June 30, 2003 (unaudited) and 2004 (unaudited) (dollars in thousands)
Catug Group (A Division of Amerada Hess Corporation) Combined Statements of Operations Year Ended December 31, 2001 and Period From January 1, 2002 Through September 12, 2002 (dollars in thousands)
Catug Group (A Division of Amerada Hess Corporation) Combined Statements of Owner's Net Investment Year Ended December 31, 2001 and Period From January 1, 2002 Through September 12, 2002 (dollars in thousands)
Catug Group (A Division of Amerada Hess Corporation) Combined Statements of Cash Flows Year Ended December 31, 2001 and Period From January 1, 2002 through September 12, 2002 (dollars in thousands)
Catug Group (A Division of Amerada Hess Corporation) Notes to Combined Financial Statements December 31, 2001 and Period from January 1, 2002 through September 12, 2002 (dollars in thousands)
Report of Independent Registered Public Accounting Firm
U.S. SHIPPING PARTNERS L.P. BALANCE SHEET August 9, 2004
U.S. SHIPPING PARTNERS L.P. NOTE TO BALANCE SHEET
Report of Independent Registered Public Accounting Firm
US SHIPPING GENERAL PARTNER LLC BALANCE SHEET August 9, 2004
US SHIPPING GENERAL PARTNER LLC NOTE TO BALANCE SHEET
  APPENDIX A

AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF U.S. SHIPPING PARTNERS L.P.
ARTICLE XVI GENERAL PROVISIONS
EXHIBIT A to the Amended and Restated Agreement of Limited Partnership of U.S. Shipping Partners L.P. Certificate Evidencing Common Units Representing Limited Partner Interests in U.S. Shipping Partners L.P.
ABBREVIATIONS
EXHIBIT B to the Amended and Restated Agreement of Limited Partnership of U.S. Shipping Partners L.P. Certificate Evidencing Common Units Representing Limited Partner Interests in U.S. Shipping Partners L.P.
APPLICATION FOR TRANSFER OF COMMON UNITS
  APPENDIX B
APPLICATION FOR TRANSFER OF COMMON UNITS
  APPENDIX C
GLOSSARY OF TERMS
  APPENDIX D
ESTIMATED AVAILABLE CASH FOR DISTRIBUTION
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits
  Item 17. Undertakings
SIGNATURES
EXHIBIT INDEX